

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2002

Daniel J. Gallagher
Senior Counsel-Corporate and Investment Affairs
The MONY Group Inc.
MONY Life Insurance Company
1740 Broadway
New York, NY 10019

Re: The MONY Group Inc.
Incoming letter dated November 21, 2002

Dear Mr. Gallagher:

This is in response to your letter dated November 21, 2002 concerning the shareholder proposal submitted to MONY by John Jennings Crapo. We also have received a letter from the proponent dated November 22, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002



MONY Life Insurance Company
1740 Broadway
New York, NY 10019
www.mony.com
212 708 2872
212 708 2278 Fax
mdowd@mony.com

Micaela Dowd
Legal Assistant-Corporate and Investment Affairs

May 8, 2003

Ms. Grace Lee
Special Counsel
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street - Mail Stop - 4-2
Washington, D.C. 20549

Re: The MONY Group Inc. ('MONY')-Incoming letter dated November 21, 2002

Dear Ms. Lee:

Pursuant to our telephone conversation of May 7, 2003, I enclose a copy of the complete set of documents MONY received from the SEC, relative to the above referenced matter. As we discussed, apparently there was an error made when compiling these documents for the Public Reference Room. As such, both the Westlaw and Lexis websites have erroneously included Motorola letters with the MONY documents.

If you have any questions in connection with this matter, please let me know. Thank you for your assistance in this matter.

Very truly yours,

M. Micaela Dowd

M. Micaela Dowd

Enclosures



MONY Life Insurance Company
1740 Broadway
New York, NY 10019
www.mony.com
212 708 2232
212 708 2278 Fax
dgallag1@mony.com

Daniel J. Gallagher
Senior Counsel-Corporate and Investment Affairs

BY AIRBORNE EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

November 21, 2002

Re: The MONY Group Inc. - Shareholder Proposal

Ladies and Gentlemen:

On behalf of The MONY Group Inc., a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I have enclosed for filing the following documents:

1. Six copies of the proposal (the "Proposal") and supporting statement (the "Supporting Statement") dated June 2, 2002 received from John Jennings Crapo ("Proponent") on June 11, 2002 for inclusion in the Company's proxy statement for its 2003 annual meeting of shareholders (the "2003 Proxy Statement");

2. Six copies of a letter dated June 16, 2002 received from Proponent on June 19, 2002 enclosing certain exhibits (the "Second Proponent Letter");

3. Six copies of a letter dated June 21, 2002 sent by the Company to Proponent (the "Company Letter") notifying Proponent, among other matters, of specific requirements of the Securities and Exchange Commission (the "Commission") that Proponent's submission failed to satisfy and how Proponent could remedy those deficiencies;

4. Six copies of a letter dated June 27, 2002 (the "Third Proponent Letter") received from Proponent on July 1, 2002 enclosing certain exhibits; and

5. Six additional copies of this letter.

In accordance with Rule 14a-8(j), a copy of this letter is being mailed on this date to Proponent to notify Proponent of the Company's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Statement and related form of proxy (together, the "2003 Proxy Materials"). The Company intends to file its definitive 2003 Proxy Materials with the Commission on or about April 1, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials.

As discussed below, the Company intends to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials because (i) the Proposal and Supporting Statement exceed 500 words, (ii) the Company has already substantially implemented the Proposal, (iii) the Proposal and Supporting Statement contain vague and indefinite statements and (iv) the Proposal is intended to address personal grievances.

The Proposal and Supporting Statement Exceeds 500 Words

Rule 14a-8(d) requires a proposal, including any accompanying supporting statement, to be no more that 500 words in length. The Proposal and the Supporting Statement exceed 500 words. Rule 14a-8(f)(1) permits a company to exclude a proposal and accompanying supporting statement that exceed the 500-word limitation if the shareholder is notified of the deficiency within 14 days of the company's receipt of the proposal and the proponent fails to cure the deficiency within 14 days of receipt of the deficiency notice.

On June 11, 2002, the Company received the Proposal and the Supporting Statement from Proponent. Included with the Proposal and appearing to be a component of the Supporting Statement are 106 pages of exhibits identified by Proponent "as documentation of shareholder intent." These exhibits consist of a variety of documents seemingly unrelated to the Proposal such as copies of police department property receipts, newspaper clippings, dental plan enrollment forms, a bookstore receipt and Proponent's sixth grade grammar school report card. On June 19, 2002, the Company received the Second Proponent Letter from Proponent requesting that additional exhibits consisting of 142 pages "be added to the file of my shareholder proposal submission." On June 21, 2002, the undersigned sent the Company Letter to Proponent by certified mail and by U.S. Post Office Express Mail informing Proponent that the Proposal and Supporting Statement exceeded the 500-word limit and advising Proponent to revise his proposal and accompanying supporting statement accordingly. The Company Letter also advised Proponent that his response to the Company Letter must be postmarked or electronically transmitted to the Company within 14 days of his receipt of the Company Letter. The Company has received confirmation that the Company Letter was received by Proponent on June 24, 2002. On July 1, 2002, the Company received the Third Proponent Letter from Proponent. The Third Proponent Letter did not revise the Proposal and Supporting Statement to bring them into compliance with the 500-word limitation. To the contrary, Proponent in the Third Proponent Letter appears to request that the Company add additional exhibits, consisting of 17 pages, to Proponent's original submission.

The Proposal and Supporting Statement exceed the 500-word limit, regardless of whether the many pages of exhibits delivered by Proponent with his correspondence are included in the word count. As of this date, Proponent has not acknowledged, and has failed to cure, the deficiency identified in the Company Letter. Accordingly, we believe that the Proposal and the Supporting Statement may be omitted in their entirety pursuant to Rule 14a-8(d).

The Company has Already Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits a shareholder's proposal to be excluded if the proposal has already been substantially implemented. The Staff has consistently taken the position that a shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has established policies and procedures relating to the proposal, or has implemented the essential objectives of the proposal. For a proposal to be omitted, the proposal need not have been implemented fully or precisely as presented by the proponent, but rather, the standard is whether the company's applicable policies, practices and procedures compare favorably to the guidelines of the proposal. See Exchange Act Release No. 34-20091 (August 16, 1983); The Talbots Inc. (available April 5, 2002); and Texaco, Inc. (available March 28, 1991).

The Proposal seeks publication in the Company's proxy statements of information regarding its "charitable donation program." The Company already publishes on its website (www.mony.com) extensive information regarding its charitable contribution activities conducted through The MONY Foundation, the Company's tax exempt private foundation. Virtually all of the Company's charitable contributions are made through The MONY Foundation. Along with other supporting information, this website provides detailed information regarding contribution guidelines and standards, identification and descriptions of specific programs sponsored by The MONY Foundation, grant-making guidelines (including categories of programs The MONY Foundation will not consider for grants) and relevant application procedures. The MONY Foundation is also required to file an annual tax return with the Internal Revenue Service on Form 990-PF, which also identifies the recipients of grants made by The MONY Foundation and the amounts of specific grants made during the applicable periods. The MONY Foundation is required by IRS regulations to deliver a copy of its Form 990-PF to any person who requests it. Like many other charitable foundations, The MONY Foundation's Form 990-PF is made available for review at no charge on the www.guidestar.com website, a national database of nonprofit organizations. The www.mony.com website advises readers that The MONY Foundation's Form 990-PF will be provided at no charge upon request and that it is also available for review on the www.guidestar.com website.

Based on the public's ready access to information regarding the Company's charitable giving activities described above, we believe the Company has satisfied the "substantially implemented" standard. Accordingly, we believe that the Proposal and the Supporting Statement may be omitted in their entirety pursuant to Rule 14a-8(i)(10).

The Proposal and Supporting Statement Contain Vague and Indefinite Statements.

Rule 14a-8(i)(3) permits a shareholder's proposal to be excluded if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-5(a), which requires that information in proxy solicitation materials be "clearly presented."

Proponent seeks publication in the Company's proxy statements of "a report containing an item concerning the charitable donations program of the Group for the immediate past calendar year with the following information: (i) an explanation of at least five hundred words explaining the standards of the Group and procedures of said corporation governing it's [sic] donations to United States of America Internal Revenue Service approved private foundations to include standards for denial of such help [and] (ii) an enumeration of such said qualifying charities and approved foundations which our Group Board of Directors plans to help in the ensuing calendar, including with each charity an elucidation of at least twenty-five words how it complied with the standards and procedures enumerated in i."

The Proposal contains terms and statements that are so vague and indefinite that Company shareholders would not comprehend what they are being asked to vote on and management would not know how to implement if required to do so. For example, the phrase "such said qualifying charities" used in clause (ii) above is ambiguous and not susceptible to interpretation, given that there is no earlier defining reference to "qualifying charities" in the Proposal. Additional ambiguity and potential confusion is created by requiring that the Company's Board identify the "qualifying charities and approved foundations" that the Board "plans to help in the ensuing calendar, including with each charity an elucidation of at least twenty-five words ..." It is unclear what disclosure period is intended by the reference to "ensuing calendar." Proponent could have intended calendar year or calendar quarter, for example. The intended scope of the term "help" is also unclear. Would "help" be limited to financial assistance provided by the Company or would other forms of assistance, such as making the Company's offices available for use by charitable organizations or Company promotion of charity-sponsored events and employee volunteerism also constitute "help"? Furthermore, it would be impossible for the Company's Board to predict, at the time of the contemplated proxy disclosure, what organizations it planned to "help" in the future. Clarification of the vague nature of the Proposal is not to be found in the Supporting Statement, a rambling discourse on personal and seemingly unrelated matters that includes numerous exhibits that bear no discernable connection to the Proposal and only serves to further confuse the meaning of the Proposal.

The Staff has permitted the exclusion of vague and indefinite materials from proxy statements in the past. See, *e.g.*, IDACORP, Inc. (available July 19, 2002) (proposal that various reports be considered by a committee of shareholders excludable as vague and indefinite); Northeast Utilities Service Company (available April 9, 2001) (similar charitable donations report proposal excludable as vague and indefinite); and Tri-

Continental Corporation (available March 14, 2000) (proposal seeking divestiture of investment portfolio excludable as vague).

Accordingly, we believe that the Proposal and the Supporting Statement may be omitted in their entirety pursuant to Rule 14a-8(i)(3).

The Proposal is Intended to Address Personal Grievances

Rule 14a-8(i)(4) provides that a company may omit a proposal from its proxy materials if the proposal "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large."

The Supporting Statement appears to identify several perceived slights or indignities suffered by Proponent in his past contacts with various people, which confirms that the driving force behind the Proposal is a personal grievance, rather than the goal of achieving a result that may be of general interest to Company shareholders. In what appears to be a reference in the Supporting Statement to the annual meeting of The Advest Group, Inc. held on January 27, 2000, Proponent states "Shareholder proponent presented proposal January 27 2000.... In an attempt to correct misleading statements in the opposition statement of the Group Board of Directors to shareholder proposal proponent handed it to Hon Mr Kurtz who handed it to Group General Counsel Mr Kuckro who glanced at report then put report on table...."[1] The Supporting Statement also states that "he was an employee of a Group partner's parents in 1955 and his inaccessibility to records prohibits his qualifying for more social security benefits...." and that "Group failed to send proponent list of names and addresses of stockholders and report of last year's stockholder meeting..."

To our knowledge, Proponent has never contacted the Company to request information as to its charitable donation programs. As described above, a significant amount of information regarding the Company's charitable giving programs is already publicly available and would be delivered by the Company upon request. Consequently, while the Proposal appears to be directed at the Company, Proponent's grievance is not shared with other shareholders and is derived from personal claims or grievances against others (in this case, officers and/or directors of The Advest Group, Inc., a company now owned by the Company). See, *e.g.*, Fleet Financial Group, Inc. (available June 25, 1996). The Company's opinion that the Proposal is a response to a personal grievance is reinforced by the apparent absence in the Supporting Statement of any discernable support for or discussion relating to the Proposal.

---

[1] The Advest Group, Inc. was acquired by the Company in early 2001. Grant Kurtz has been the Chief Executive Officer of The Advest Group, Inc. since 1999 and Lee Kuckro has been the General Counsel of The Advest Group, Inc. since 1978. The Advest Group, Inc., a public company before its acquisition by the Company, held an annual meeting of shareholders on January 27, 2000, which Mr. Crapo attended.

Accordingly, we believe that the Proposal and the Supporting Statement may be omitted in their entirety pursuant to Rule 14a-8(i)(4).

Conclusion

For the foregoing reasons, it is the Company's view that the Proposal and the Supporting Statement may be omitted from the 2003 Proxy Materials pursuant to Rules 14a-8(d), 14a-8(i)(10), 14a-8(i)(3) and 14a-8(i)(4).

I respectfully request confirmation on behalf of the Company that the Commission will not recommend enforcement action if the Company omits the Proposal and the Supporting Statement from the 2003 Proxy Materials.

If the Staff has any questions or comments regarding this matter, or if additional information is required to support the Company's position, please contact the undersigned at (212) 708-2232. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Daniel J. Gallagher

Enclosures



MONY Life Insurance Company
1740 Broadway
New York, NY 10019
www.mony.com
212 708 2232
212 708 2278 Fax
dgallag1@mony.com

Daniel J. Gallagher
Senior Counsel-Corporate and Investment Affairs

VIA U.S. EXPRESS & CERTIFIED MAIL
Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

June 21, 2002

Re: The MONY Group Inc. - Shareholder Proposal

Dear Mr. Crapo:

On behalf of The MONY Group Inc., you are advised that we received a letter from you on June 11, 2002 containing a shareholder proposal and supporting statement submitted for inclusion in our proxy statement to be distributed in connection with our 2003 annual meeting. Delivered with your letter were copies of numerous other documents identified by you as exhibits and addenda. You are also advised that we received a second letter from you on June 19, 2002 in which you requested an amendment to the last paragraph of your previously delivered supporting statement. Delivered with this second letter were copies of numerous other documents identified by you as exhibits. The purpose of this letter is to provide you with the notice referred to in Rule 14a-8(f) under the Securities Exchange Act of 1934.

You are advised that you have not satisfied the requirements for submission of a shareholder proposal under Rule 14a-8(d) of the Securities Exchange Act of 1934. Rule 14a-8(d) requires that your proposal, including any accompanying supporting statement, may not exceed 500 words. Your shareholder proposal and accompanying supporting statement exceed the 500 word limit. Please revise your proposal and accompanying supporting statement accordingly.

Unless your revised proposal and accompanying supporting statement are provided to us within the time frame noted below, your proposal will be excluded from our proxy statement.

We note that there may be other aspects of your proposal that would allow us to exclude it from our proxy statement in accordance with Rule 14a-8. We reserve the right to omit your proposal for any other reason permitted by Rule 14a-8.

Please note that your response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date of your receipt of this letter in accordance with Rule 14a-8(f).

Very truly yours,

Daniel J. Gallagher

Enclosure

cc: U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

bcc: Lee M. Smith

Exhibit A

Chris Scumas

3 Lockwood Lane
Savannah, Ga. 31411
Tel.No: (912) 598-0607
Fax No: (912) 598-9616
scumascandh@aol.com

October 7, 2002

Corporate Secretary
Motorola
1303 East Algonquin Road
Schaumburg, IL. 60196

Annuling Corporate Perks and
Restructuring Corporate Salaries

To Whom It May Concern:

The following Proposal is to be included in the next Annual Shareholders meeting. As a shareholder of 1800 *shares of Corporate stock, I am hereby requesting that the Board of Directors take the following action to level the playing field as it affects Corporate Perks and Salaries.*

For the past twenty years, many top ranking executives known as Corporate America have taken advantage of Shareholders by enriching themselves excessively with stock options, bonuses, exceedingly high salaries and increases, bloated pensions and retirement funds, golden parachutes and the like. They seem to have forgotten that they are nothing more than employees of a company established in a democratic nation and governed by democratic rules. Instead, they act as if they are the Lords of a Fiefdom where they can do as they damn well please. As such, they have gotten away with these excesses for reasons that have been clearly stated in the press, of which I am sure many of us have read.

These excesses have culminated in the recent scandals of accounting improprieties that were perpetrated by more than 20 corporations so far, and who knows how many more will be found guilty before it is all over. The reasons for these scandals have been articulated in the press and need no further explanation. These excesses and subsequent scandals have caused shareholders to lose confidence and respect for Corporate America to the point where the stock market has been adversely affected to a very serious degree.

While Congress is falling all over themselves to put forth all kinds of laws to prevent excesses and accounting improprieties in the future, what will arise out of all this activity will probably be watered down bills, if at all, without any teeth, not untypical of Congressional legislation, or legislation that has not been thought through very carefully. Therefore, to forestall any future scandals by Corporate America, and to restore a level playing field, BE IT RESOLVED that shareholders mandate that the Board of Directors take the following action:

1. *Eliminate all future stock options and rescind all stock options that have not been exercised. If the latter cannot be done legally, expense all those that have not been exercised. This also applies to the Board of Directors.*
2. *Eliminate all bonuses and replace incentive awards with a merit system of not more than a twenty (20) percent increase for employees below the executive level, and a maximum increase of fifteen (15) percent for employees at the executive level.*
3. *Limit severance payments to not more than two years salary for all employees.*
4. *Eliminate any other perks to Corporate America that have not been granted to all employees.*
5. *Eliminate all future golden parachutes and rescind all those that have been granted. If that cannot be done legally, then grant all employees the same privilege. There is nothing special about executives, they are simply employees like everyone else.*
6. *Eliminate all hiring bonuses.*
7. *Eliminate loans to any member of the corporation, and recall all those that have been granted.*
8. *Eliminate the repurchase of stock from any member of the Corporation.*
9. *Eliminate any reversal of the "strike prices" of existing stock options.*
10. *Eliminate the granting of consultancy contracts to retiring executives. This is just another boondoggle.*
11. *Eliminate any special retention payments to executives.*
12. *Eliminate the purchase of any special insurance policies for Corporate America that are not in compliance with the Corporate insurance policy prevailing for all employees.*
13. *Eliminate any special monetary or other financial grants to retiring executives.*
14. *Limit the payment to Board of Directors to no more than $50,000. per year, and provide reasonable payments to the Board for attending meetings.*
15. *Due to the excess salaries granted to Corporate America, place a lid on executive salaries of more than one (1) million dollars until their*

pay reaches ten (10) times the average corporate wage. Thereafter, their wages can be increased in keeping with the merit increase system setforth above.

16. *Eliminate the use of so called pension profits to bolster the bottom line.*
17. *Should there be any evidence of accounting impropriety or manipulation of accounts that places the Corporation under a cloud and causes the stock price to drop as a result therefrom, the top five Corporate executives whose names are included in the Annual Meeting and Proxy Statement, and the Chief Legal Counsel, if his or her name is not included therein, shall resign immediately with a loss of all pension and severance rights.*
18. *If any CEO pursues a merger that places the Corporation under a huge and burdensome debt liability that does not result in an improvement of the price of Corporate stock within two years of the conclusion of the merger, shall immediately resign.*

Respectfully submitted,

Exhibit B



October 15, 2002

Chris Scumas
3 Lockwood Lane
Savannah, GA 31411

RE: Motorola, Inc.

Dear Chris Scumas:

We received on October 14, 2002, your letter to the Secretary of Motorola, requesting that your proposal ("Proposal") be included in the next Annual Shareholders meeting. Mr. Peter Lawson, Motorola's Secretary, has referred your letter to me for consideration.

Rule 14a-8 of the Securities Exchange Act of 1934 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. As discussed below, you have not met these eligibility and procedural requirements. You must prove your eligibility and revise the Proposal to comply with the procedural requirements by responding to this letter by no later than 14 calendar days after your receipt of this letter. Your response must be postmarked, or transmitted electronically, by no later than 14 calendar days after your receipt of this letter. Motorola may exclude your Proposal if you do not meet the eligibility requirements and comply with the procedural requirements at that time.

Eligibility Deficiencies
You state in your letter that you are "a shareholder of 1800 shares of Corporate stock". The Company's records do not show you as a registered holder of shares of Motorola common stock.

Pursuant to Rule 14a-8(b), if you are not a registered holder, you must prove your eligibility to submit a proposal to Motorola by submitting, at the time you submit your Proposal, a written statement from the "record holder of your shares" verifying that, at the time that you submitted your Proposal, you had continuously held more than $2000 of shares of Motorola common stock for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Motorola may exclude your proposal if you do not meet these eligibility requirements. Since you did not prove your eligibility at the time that you submitted your Proposal, you must prove your eligibility as discussed above by responding to this letter by no later than 14 days calendar days after your receipt of this letter.

Procedural Deficiencies

Pursuant to Rule 14a-8(c) each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that in effect your Proposal includes multiple proposals relating to annulling corporate perks, restructuring corporate salaries, as well as several other matters. Your Proposal will need to be revised to comply with the one proposal requirement of Rule 14a-8(c).

Pursuant to Rule 14a-8(d) a shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. Your Proposal exceeds this 500-word limitation. Your Proposal will need to be revised to comply with the 500 word requirement of Rule 14a-8(d).

Motorola may exclude your Proposal if you do not revise the Proposal to comply with the above procedural requirements. Your response to the procedural deficiencies described in this letter must be postmarked, or transmitted electronically, by no later than 14 calendar days after your receipt of this letter.

Lastly, we note the use of the word "damn" in the first paragraph of the Proposal. The use of profanity in a statement to be included in the Company's proxy statement is inappropriate. The Proposal will also need to be revised to exclude the use of profanity.

Sincerely,

Carol Forsyte

Carol Forsyte
Vice President
Corporate and Securities

Exhibit C

Uzzardo Christine-ACU088

From: sysdeliv@fn3a.prod.fedex.com
Sent: Thursday, October 17, 2002 9:19 AM
To: Christine Uzzardo
Subject: FedEx shipment 790115671951

Our records indicate that the shipment sent from CHRISTINE UZZARDO/MOTOROLA, INC to Chris Scumas has been delivered.
The package was delivered on 10/17/2002 at 9:46 AM and signed for or released by 15321118.

The ship date of the shipment was 10/16/2002.

The tracking number of this shipment was 790115671951.

Thank you for shipping with FedEx Ship Manager at FedEx.com.
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To track the status of this shipment on line click on the following:
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JOHN JENNINGS CRAPO.PRO SE.AA.ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL MAIL JUNE SECOND (20) YEAR 2002
PIECE # 7001 2510 0005 2983 1240 RETURN RCPT REQUESTED PLEASE

Pone (01) OF SIX (06) pages

THE MONY GROUP INC ATTN PLEASE CORP SECY MR LEE M SMITH, ESQUIRE OR SUCCESSOR AS GROUP VICE PRESIDENT AT MONY GROUP HEADQUARTERS
1740 BROADWAY
NEW YORK CITY NY 10019

RE: MY SUBMISSION OF MY SHAREHOLDER PROPOSAL AND SUPPORTING STATEMENT FOR INTRODUCTION ON PROXY STATEMENT OF THE NEXT MEETING OF THE MONY GROUP INC SHAREHOLDERS AND PROXIES ASSEMBLED FOR A MEETING OF SHAREHOLDERS MEETING AS ANNUAL MEETING OF SHAREHOLDERS OF THE MONY GROUP, INC

DEAR MR/MS CORPORATION SECRETARY OR GROUP VICE PRESIDENT

I AM THE OWNER OF 212 (TWO HUNDRED TWELVE) SHARES OF MONY GROUP INC COMMON STOCK AS A RECORD OWNER WHICH I'VE HELD CONSECUTIVELY FOR MORE THAN ONE (01) YEAR WHICH HAS A MARKET VALUE OF MORE THAN TWO-THOUSAND DOLLARS WHICH I PLAN TO OWN UNTIL AFTER THE CLOSE OF THE SHAREHOLDER MEETING IN QUESTION

I PLAN TO ATTEND THE STOCKHOLDER MEETING IN QUESTION AT WHICH I PLAN TO PRESENT MY SHAREHOLDER PROPOSAL

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STCKHLDR CRAPO TO MONY GROUP INC
June 02 2002
P. two (02) OF SIX (06) PAGES

I AM SENDING A COPY OF THIS submission letter and exhibits via Certified Mail Return Receipt REQUESTED TO 7002 0510 0003 6434 5013 HON US TAX COURT District of Columbia 7001 2510 0002 8474 5 264 HON STATE BOARD OF RETIREMENT STAT OF MASSACHUSETTS STAT TREASURER HON MS SHANNON P O'BRIEN, ESQ, JUR D BOARD CHAIRPERSON John W McCormick STAT BLDG BOSTON MA
7001 2510 0004 5092 5940 HON STAT District Court CAMBRIDGE DIVISION CLRK-MAGISTRATE'S OFC CAMBRIDGE MA
7001 1140 0003 2984 0440 Hon City OF NEW BEDFORD (MA) RETIREMENT SYSTEM NEW BEDFORD MA
7001 1940 0001 1081 3143 US CONGRESS HON REPRESENTATIVE IN CONGRESS HON JOSÉ E SERRANO, 16th DIST NEW YORK STAT DISTRICT OF COLUMBIA

COPIES MY letters OF transmittal enclose herein WHICH I call to your attention

IN the event YOU HAVE QUESTIONS OR comments OF ME PLEASE ADDRESS THEM to me - to ME AT MY Post OFC BOX ADDRESS.

MY SHAREHOLDER PROPOSAL

STOCKHOLDERS RECCOMMEND THAT THE BOARD OF DIRECTORS OF THE MONY GROUP INC ("GROUP") PUBLISH IN THE PROXY STATEMENT OF EACH STOCKHOLDER ANNUAL MEETING A REPORT CONTAINING AN ITEM CONCERNING THE CHARITABLE DONATIONS

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PROGRAM OF THE GROUP FOR THE IMMEDIATE PAST CALENDAR YEAR WITH THE FOLLOWING INFORMATION:

i AN EXPLANATION OF AT LEAST FIVE HUNDRED WORDS EXPLAINING THE STANDARDS OF THE GROUP AND PROCEDURES OF SAID CORPORATION GOVERNING IT'S DONATIONS TO UNITED STATES OF AMERICA INTERNAL REVENUE SERVICE APPROVED PRIVATE FOUNDATIONS TO INCLUDE STANDARDS FOR DENIAL OF SUCH HELP

ii AN ENEUMERATION OF SUCH SAID ~~HELP~~ QUALIFYING CHARITIES AND APPROVED FOUNDATIONS WHICH OUR GROUP BOARD OF DIRECTORS PLANS TO HELP IN THE ENSUING CALENDAR, INCLUDED WITH EACH CHARITY ~~AN~~ AN ELUCIDATION OF AT LEAST TWENTY-FIVE WORDS HOW IT COMPLIED WITH THE STANDARDS AND PROCEDURES ENEUMERATED IN i.

SUPPORTING STATEMENT

SHAREHOLDER PROPONENT PRESENTED PROPOSAL JANUARY 27 2000. TODAY IS JUNE 2ND 2002

JANUARY 25 2000 PROPONENT RECEIVED A FIVE(05) PAGE REPORT CONCERNING MR JOHN HARRISON CRAPO. IN AN ATTEMPT TO CORRECT MISLEADING STATEMENTS IN THE OPPOSITION STATEMENT OF THE GROUP BOARD OF DIRECTORS TO SHAREHOLDER PROPOSAL PROPONENT

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HANDED IT TO HON MR KURTZ WHO HANDED IT TO GROUP GENERAL COUNSEL MR KUCKRO WHO GLANCED AT REPORT THEN PUT REPORT ON TABLE

AMPLIFICATION SYSTEM WAS INOPERATIVE. SENIOR SECURITY OFFICER MR/MS S. DIGIACOMO WHO STOOD NEXT TO COAT RACK COMPLAINED TO PROPONENT that HE COULDN'T BE HEARD PROPONENT ASKED CHAIR TO REMEDY PROBLEM BUT MR/MS KURTZ FAILED TO CORRECT DEFICIENCY. UPON EXITING MEETING THE DOORKEEPER EMPHASIZED NONE OF THE FLAGS OUTSIDE WERE THE GROUP PENANT

AT MEETING PROPONENT GAVE HIS PROXY BALLOT TO ADVEST'S MR HOROWITZ WHO SHOWED IT TO MR KUCKRO. PROPONENT REPEATED HIS CORRECT POST OFC BOX IS PO BOX 400151 CAMBRIDGE MA 02140-0002

BEFORE MEETING PROPONENT GOT RECEIPTS for Certified Mail Z 375 419 561 AT POST OFC IN BUILDING WHERE GROUP HEADQUARTERS IS EARLIER SAME MORNING AT 4:25 AM PROPONENT FAXED A LETTER to CONNECTICUT GOVERNOR HIS EXCELLENCY JOHN G. ROWLAND, BS, FORMER INSURANCE

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STCKHLDR CRAPO TO MONY GROUP INC
June 02ND Sunday, 2002
PAGE FIVE(05) OF SIX(06) pages
BROKER EMPHASIZING THE FORMER CONFEDERATE STATES OF AMERICA BANNER DOESN'T FLY OUTSIDE THE STOCKHOLDER MEETING SITE

PROPONENT EXPLAINED HIS AT-TIRE, LACK OF ACCESS TO WINTER CLOTHES IN HIS APARTMENT.

PROPONENT EXPLAINED EXPLAIN TO HE WAS AN EMPLOYEE OF A GROUP PARTNER'S PARENTS IN 1955 AND HIS INACCESSIBILITY TO RECORDS PROHIBITS HIS QUALIFYING FOR MORE SOCIAL SECURITY BENEFITS. SAME, TOO IS TRUE FOR MR JOHN MORGAN BULLARD WHO IS FORMER EMPLOYER OF PROPONENT

DURING THE PRESENTATION FORMER CEO HON MR WEINTRAUB REPEATEDLY GESTURED TO CHAIR

GROUP FAILED TO SEND PROPONENT LIST OF NAMES AND ADDRESSES OF STOCK-HOLDERS AND REPORT OF LAST YEAR'S STOCKHOLDER MEETING

PROPONENT EXPLAINED JAN 27 2000 HE HAD EXHAUSTION COUPLED WITH FATIGUE AND WEARS CERVICAL COLLAR FOR ARTHRITIC PAIN RELIEF

PROPONENT VIA CERTIFIED MAIL #7001 2510 0005 2983 1240 RETURN RECEIPT REQUESTED HAS SUBMITTED TO THE GROUP BOARD OF DIRECTORS PRINTED ONE(01) SIDE REVERSE BLANC SEVENTY-SEVEN(77).

MORE:

Stockholder Crapo to Mony Group
June 02ND (Sunday) 2002
PAGE SIX(06) OF SIX(06) Pages
EXHIBITS AS DOCUMENTATION OF SHARE-
HOLDER INTENT XXXXXXXXXXXX
X

SINCERELY

(MR) John Jennings Crapo
GROUP SHAREHOLDER

ENCLOSURES: EIGHTY (80)
MY three(03) page table of
CONTENTS MY EXHIBITS
Seventy-SEVEN (77) EXHIBITS
ALL PRINTED ONE(01) SIDE
REVERSE SIDE BLANC

JOHN J. CRAPO Pro Se to
MONY GROUP INC
p. one(01) OF two(02)

JUNE 06th Year 2002
Page one(01) OF two(2)
Pages
plus Table of
contents of
exhibits and
Then Nine(09)
Exhibits
each page
printed one
(01) Side
Other Side Blanc

ADDENDUM
my filing to the
MONY GROUP INC
VIA CERTIFIED MAIL
ANd# 7001 2501 0005
2983 1240
RETURN RCPT REQUEST-
ED Please

Dear MONY GROUP INC
I'D hoped earlier to get this posted to
your Headquarters OFC But Disruptive
events intervened Preventing ME From
Doing this AND other important things
TABLE OF CONTENTS I append here
of my exhibits
Copy this and my exhibits I
SEND via Certified mail return receipt
requested to
Hon Congressman SERRANO
USA HON tax Court, tax Ct Clrk
HON Charles S CASAZZA
Hon Stat BD OF RETIREMENT
Hon Chairperson STAT Treasurer
HON MS Shannon P. O'BRIEN, JUR.D
ESQUIRE
HON District Court Cambridge DIV
CLRK-MAGISTRATE'S OFC Hon Mr
Robert L MOSCOW
HON City OF New Bedford (MA)

more

JJ CRAPO TO MONY GROUP INC
June 06 2002
P. two(02)
RETIREMENT SYSTEM ATTN Please
BD CHAIRPERSON HON MR
ARTHUR J CARON JR

I'm terribly DISCOURAGED
MAYBE this explanation will
help SOME
I've Proposal With me so my plan is
Duplicate all Copies OF IT Attach
my ADDENDUM to it AND put each
IN invelope IN Question then Go home
when I can try to FIND my exhibits
then duplicate them ~~in each envelope~~
Put each set of exhibits IN envelopes
IN QUESTION - then Seal, and POST
all the extra time and costs that cont-
inue to climb. I'm recovering From
major will all this xtra lugging around
mandate that Surgery BE DONE
AGAIN
AND there was the DISRUPTION ON
June 04th 2002 I was scheduled For a
MAJOR Medical appointment which I
WAITED ON For a Year But I WAS MADE
NOT TO KEEP the appointment

Sincerely.
John Jennings Crapo. Pro Se
Enclosures: ADDENDUM table of contents
+ Nine(09) exhibits all printed one(01)
Side - revers Blanc -

JOHN J. CRAPO, Pro Se to
The MONY GROUP INC

ADDENDUM
June Sixth (06th) Year 2002

TABLE OF CONTents



Exhibit one (01) of Nine (09) Exhibits
J Crabo to Mony Group
June 06th Year 2002

Boston Herald

June 05 2002

Jury awards $500G to postal worker over retaliation

By [illegible]

A federal jury yesterday awarded $500,000 to a black U.S. postal clerk who testified she endured eight years of humiliating harassment in Boston and was fired after she got the nerve to complain to federal civil rights officials.

[illegible] postal culture. The only time she got a reaction was when she went outside," said attorney Matthew Cobb who represented Cindy M. Bell, a single mother in her 30s.

Co-workers called Bell "horrific names" and plucked postcards depicting apes and fat people from [illegible] system to place at her [illegible] station, Cobb said.

"The environment at the General Mail Facility was so abusive that Bell wore headphones to drown out name-calling from male and female co-workers," Cobb said.

The jury found the Postal Service retaliated against Bell in 1997 after she filed a discrimination claim with the Equal Employment Opportunity Commission.

Soon after she lodged the complaint, her bosses ordered her to submit to a "fitness for duty" exam and suspended her for 14 days.

She also received a letter in August, 1997, saying she was fired.

"All of a sudden she's not fit for duty and she's on a collision course for removal," Cobb said.

Bell, however, is still employed as a postal clerk outside Boston, defense attorneys pointed out.

"There was no retaliation. The people who took the actions they did were not even aware she filed an EEO claim," said attorney Barbara Healy Smith who represented the government.

Bell faced disciplinary measures because she did not show up for work and had used up her sick leave, according to Healy Smith.

"She had been chronically absent," Healy Smith said.

Cobb said years of harassment took a toll on Bell's health.

"The perpetrators [illegible] the incidents and [illegible] supervisors took no action on her complaints, Cobb said.

Bell finally went to the EEOC with her story after co-workers delayed relaying an emergency message regarding her autistic son, according to Cobb.

"That was the pivotal thing," he said.

While the jury heard evidence of the alleged harassment of Bell, they were asked to rule only on her claims of retaliation.

The harassment incidents took place too long ago to [illegible] to the jury under [illegible] rules.

The government will ask U.S. District Court Judge Robert B. Collings to throw out the award.

[illegible] would [illegible] award [illegible] said.

The [illegible] the $300,000 [illegible] for mental anguish under laws governing federal employees and must be reduced.

[illegible] at [illegible] hours of [illegible] two days.

[illegible]

[illegible] asked [illegible] to it," Cobb [illegible].

Exhibit two (02) Of Nine (09) Exhibits
J J Crafo Dmony Group
June 06th 2002



PROPERTY
I hereby acknowledge surrendering the above personal items for safe keeping.
Date:
I hereby acknowledge receipt of all the above personal items upon my release.
Date:
800-255-6199
Wallet
Watch
Glasses
Necklace
Ring
Lighter
Knife
Keys
Miscellaneous Items:
Badge Number
Coins
.25 =
.10 =
.05 =
.01 =
Total $ =

Exhibit three (03) of Nine (09) Exhibits
N.J. Crabo to Mony Group
June 06 2002


DO NOT TAMPER
DO NOT TAMPER
DO NOT TAMPER
2002
2002
WEEKLY
MONTHLY

Exhibit Four(04)
J.J. Croko to
Group

Many
of Nine(9)
Exhibits

BACKGROUND

This case has a lengthy history. After a justice of this court allowed FSA's motion to dismiss under Mass.R.Civ.P. 12(b)(6), the Appeals Court reversed. See Fabiano v. Boston Redevelopment Auth., 49 Mass.App.Ct. 66 (2000). After remand, the defendants moved for summary judgment before this court. This motion was denied on February 27, 2001 (Fahey, J.). The relevant history of this lengthy litigation is detailed in these two decisions. After the submission of a new affidavit by Paul J. Senk ("Senk"), the Manager of Real Estate, Windsor Facilities Service Office of the United States Postal Service ("USPS"), the defendants again move for summary judgment.

STANDARD OF REVIEW

This court grants summary judgment where there are no genuine issues of material fact and where the summary judgment record entitles the moving party to judgment as a matter of law. See Cassesso v. Commissioner of Correction, 390 Mass. 419, 422 (1983); Community Nat'l Bank v. Dawes, 369 Mass. 550, 553 (1976); Mass. R. Civ. P. 56(c). The moving party bears the burden of affirmatively demonstrating that there is no genuine issue of material fact on every relevant issue. See Pederson v. Time, Inc., 404 Mass. 14, 17 (1989). A party moving for summary judgment who does not bear the burden of proof at trial may demonstrate the absence of a triable issue either by submitting affirmative evidence negating an essential element of the nonmoving party's case or by showing that the nonmoving party has no reasonable expectation of proving an essential element of its case at trial. See Flesner v. Technical Communications Corp., 410 Mass. 805, 809 (1991); See also Kourouvacilis v. General Motors Corp., 410 Mass. 706, 716 (1991).

Exhibit Five(05) of Nine(09) Exhibits mony Group

JJ Crapo to June 06 2002 JJC/jjc

DISCUSSION

The Supremacy Clause of the United States Constitution immunizes the activities of the federal government from state interference. See Goodyear Atomic Corp. v. Miller, 486 U.S. 174, 180 n.1 (1988); see also United States Postal Service v. Greenwich, 901 F. Supp. 500, 505 (D.Conn. 1995).

In her decision, Judge Fahey held that the USPS had failed to demonstrate that it would invoke its immunity power if this Court were to grant any relief sought by Fabiano. On the new Motion for Summary Judgment, the sole issue before this court is whether Senk, in his authority as a Contracting Officer for the USPS, invoked the immunity from local zoning regulations on behalf of the USPS and that this Court can no longer grant any of the relief sought by Fabiano.

Before considering the merits of the affidavit, this Court must first determine whether Senk has the authority to invoke sovereign immunity on behalf of the USPS. Fabiano argues that Senk, as a Contracting Officer, lacks the authority to invoke such power on behalf of the USPS. In support of her argument, Fabiano points to the USPS Purchasing Manual, which sets out the authority of a "contracting officer." The Purchasing Manual gives the contracting officer "the authority to enter into, administer, and terminate contracts and to make related decisions." The manual also gives contracting officers "wide latitude to exercise sound business judgment based on the competitive and business needs of the Postal Service."

Fabiano fails to raise more than unsubstantiated speculation that Senk lacks the authority to invoke USPS' immunity. The language of the Purchasing Manual, while vague, certainly does not preclude the invocation of USPS immunity by a Contracting

Officer in regard to leases and local zoning regulations. It would seem unreasonable that such local decisions could only be made by the highest echelons of the USPS. Further, there is nothing in the record that demonstrates such a hierarchical decision system at the USPS. USPS regulations speak to the very point of delegation. The regulations allow any of the powers of the Postmaster General, including the right to invoke the sovereign immunity doctrine, to any officer, employee, or agency of the Postal Service. See 39 CFR 3.5.

In his affidavit, Senk states that he is a Contracting Officer for the lease between the USPS and FSA and that he is responsible for the lessor' compliance with the terms of the Lease. He claims to have the authority to amend the lease with FSA and has done so to eliminate the contractual requirement that FSA comply with local zoning ordinances. Finally, Senk states:

> "Based upon its immunity to local zoning and land use ordinances, the USPS will remain at 1575 Tremont Street for the full lease term, and will not consent to any alterations to the premises at 1575 Tremont Street, regardless of any decision by the Court in this action."

This unequivocal affidavit satisfies the Court that the USPS intends to invoke its sovereign immunity power with respect to the 1575 Tremont Street property. As such, FSA is derivatively immune from any action by Fabiano.

As no genuine issue of material fact exists in the case, this Court finds that the Senk affidavit sufficiently demonstrates the USPS' decision to invoke its immunity from local zoning regulations effecting the property at 1575 Tremont Street. As the Court can no longer grant the relief sought by Fabiano, the Motion for Summary Judgment must be granted.

EXHIBIT Six (06) OF June 06 2002 Nine (09) Exhibits

J.J. Crupo to mony Group INC JJC/JJC

Exhibit Seven(07) of

J. J. Crapo to
Mony Group INC
Nine(09) Exhibit

ORDER

For the foregoing reasons, it is hereby **ORDERED** that the defendants' Motion for Summary Judgment is **GRANTED**.

Ernest B. Murphy, J.

Ernest B. Murphy, J.
Justice of the Superior Court

DATED: June 29, 2001

June 06 2002 Dear MONY GROUP INC
THIS order payone missins but PPZ-5 IN IT
Left Nxto my work stat 1:30Am
I MAKE copy orisimal I put Back
Thought though I would incl-
ude copy For you as an xtra
Someone I admire Near here at
WHDH TV 07/NBC1 Does xtras
As part of His Job so Why
Shouldn't I ? He and his
colleagues Mr Lauer, Mr Hennessy
and others honored our Nation by pro
viding us excellent coverage
the Olympics - From So Hemisphere?
Sincerely ~~Fif~~ Four(04)pp.
John "Jackie" Jennings CRAPO

it's a rainy stormy
Night here at Boston
Someone Kindly

5

at ~~USF~~ ~~LIA~~ USA
PostOFFICE gave me plast-
ic Bags to Wrap around
my cardBoard Box ...

Exhibits
EIGHT (08) OF Nine (09) Exhibits
J.J. Crapo to Mony Group INC
June 06 2002

CAMBRIDGE POLICE DEPARTMENT

DATE 6-3-02 FILE #
EVIDENCE OTHER Personal Property
SER #
OWNER John J. Crapo
ADDRESS 10 Agassiz St.
OFFICER

EVIDENCE

D.C.N.# FILE #
ROOM # SHELF #

Exhibit Nine — J.J.Crapo do Many Group INC

June 06 2002

Of Nine Exhibits

JJC/ijc

P-180 (REV.)

CAMBRIDGE POLICE DEPARTMENT

PROPERTY RECEIPT

RECEIVED FROM: Kevin Cavanagh DATE 6/4/02

RECEIVED BY: John Jennings Grafos

AMOUNT	COMPLETE DESCRIPTION	MAKE	SERIAL NO.
	Pick up Personal property		
	Clothing		
	Red Back pack		
	White File Box QPC		

MR JOHN J. CRAPO. PRO SE.
PO BOX 400151
CAMBRIDGE MA 02140-0002
VIA CERTIFIED MAIL ART#
7001 2510 0004 5092 5940
RETURN RCPT REQUESTED

JUNE 2ND YEAR 2002

PLEASE Honorable
State District Court Department. Cambridge
Division State Trial Court. Clerk-Magistrate's Office PO Box 0338
CAMBRIDGE MA 02141-0338
ATTN PLEASE CLERK MAGISTRATE MR
HON ROBERT L MOSCOW OR SUCCESSOR
AS CLRK-MAGISTRATE

Dear Gentlemen and Ladies:

Enclosed which I call to your attention is a copy my submission, exhibits which I send via Certified Mail Return Receipt Requested to the MONY Group. Inc.

Enclosed too I call to your attention are copies my letters of transmittal which too are dated June 2nd 2002 which I send via Certified Mail Return Receipt Requested to the Hon USA US Tax Court. State Board of Retirement Stat Tres Hon Shannon P. O'Brien. ESQ. JURD Chairperson said Board. US A US House of Representatives Congressman Hon Jose E. Serrano. MC NY 16th District. And to the Hon City of New Bedford MA Contributory Retirement System.

Please add this additional information to my records you have of mine there at your Honorable Court

Sincerely.

John Jennings Crapo, Pro Se
JOHN J. CRAPO. PRO SE
NON LWYR

Enclosures

JJC/jjc 4:34 AM June 3RD Year 2002

MR JOHN J. CRAPO, PRO SE, NON PRACTISING LCSW
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL MAIL
PIECE #7001 2510 0002
8474 5264 STATE

JUNE 2ND Year 2002
(JUNE 3RD 2002 3:50 AM)

BOARD OF RETIREMENT
EXECUTIVE DEPARTMENT
OF STATE TREASURER
STATE OF MASSACHUSETTS
CHAIRPERSON STATE
TRES HON MS SHANNON P. O'BRIEN, ESQUIRE
JOHN W. McCORMACK STATE BUILDING
1 ASHBURTON PL RM 1219
BOSTON MA 02108-1607

DEAR Gentlemen AND Ladies

ENCLOSED IS A COPY OF MY SHAREHOLDER PROPOSAL, Supporting STATEMENT, AND EXHIBITS DATE JUNE 2ND YEAR 2002 WHICH I SEND VIA CERTIFIED MAIL RETURN RCPT REQUESTED TO THE MONY GROUP WHICH I CALL TO YOUR ATTENTION

ADDITIONALLY ENCLOSED ARE COPIES OF MY Letters OF TRANSMITTAL WHICH I SEND VIA CERTIFIED MAIL RETURN RCPT REQUESTED WHICH I CALL TO YOUR ATTENTION TO THE
HON USA US TAX COURT
HON STATE DISTRICT COURT CAMBRIDGE DIV
HON CITY OF NEW BEDFORD CONTRIBUTORY RETIREMENT SYSTEM
HON USA US HOUSE OF REPRESENTATIVES
CONGRESSMAN HON JOSE E. SERRANO, MC

I WRITE IN MIDST OF Exceedingly TROUBLING, threatening AND INCONVENIENT CIRCUMSTANCES. PLEASE ADD ALL THIS INFORMATION TO MY RECORDS there IN YOUR CUSTODY.

IN event YOU HAVE QUESTIONS OF ME PLEASE DIRECT THEM TO ME AT MY PO BOX ADDRESS VIA LETTER TO ME

Sincerely
John Jennings Crapo Pro Se
JJC/jjc

ENCL:

MR JOHN J. CRAPO. PRO SE. NON PRACTISING LCSW
PO BOX 400151
CAMBRIDGE MA 02140-0002
VIA CERTIFIED MAIL MAILPIECE
7001 2510 0002 8474
5264 STATE BOARD OF
RETIREMENT EXECUTIVE
DEPARTMENT OF STATE
TREASURER STATE OF
MASSACHUSETTS HON BOARD
CHAIRPERSON STATE TREASURER
HON MS SHANNON P. O'BRIEN.
ESQUIRE JUR D
JOHN W. McCORMACK STAT BLDG
1 ASHBURTON PL RM 1219
BOSTON MA 02108-1607

JUNE 2ND Year 2002
[3:50 AM (JUNE 3 2002)]
RETURN RECEIPT REQUESTED I JUST NOTICED THIS OMISSION I AM VERY AGGRIEVED. I think of my troubles, EACH WORD I WRITE

OBSO VERSION

DEAR Gentlemen AND LADIES
ENCLOSED IS A COPY OF MY Shareholder proposal submission AND ACCOMPANYING EXHIBITS WHICH I call to YOUR ATTENTION WHICH I SEND VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED PLEASE TO THE MONY GROUP INC.

ADDITIONALLY ENCLOSED ARE COPIES my Letters of transmittal WHICH I SEND VIA CERTIFIED MAIL RETURN RCPT REQUESTED PLEASE TO THE HONORABLE USA US TAX COURT, THE HON. STAT DISTRICT COURT CAMBRIDGE DIVISION THE HONORABLE city OF NEW BEDFORD CONTRIBUTORY RETIREMENT SYSTEM. THE HON US HOUSE OF REPRESENTATIVES CONGRESSMAN JOSE E. SERRANO. MC

I WRITE IN THE MIDST OF EXCEEDINGLY INCONVENIENT, TROUBLING, AND THREATENING CIRCUMSTANCES

SINCERELY,

John Jennings Crapo, Pro Se
John J. Crapo. AA. ABE. PRO SE -
NON LWYR, NON JUR. D., NON AM,
NON MS

Enclosures

JJC/jjc

JOHN J. CRAPO. PRO SE. NON LLB. NON LWYR.
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL ARTICLE # JUNE 2ND YEAR 2002
7001 1140 0003 2984 0440
RETURN RECEIPT REQUESTED
PLEASE CITY OF NEW BEDFORD
CONTRIBUTORY RETIREMENT SYSTEM
ATTEN PLEASE BOARD CHAIRPERSON
HON MR ARTHUR J. CARON JR OR
HON ACTNG BD CHAIRPERSON
700 PLEASANT STREET
NEW BEDFORD MA 02740

DEAR BOARD:

ENCLOSED WHICH I CALL TO YOUR ATTENTION IS A COPY OF MY STOCKHLDR PROPOSAL SUBMISSION AND EXHIBITS WHICH I SEND VIA CERTIFIED MAIL RETURN RCPT REQUESTED PLEASE TO THE MONY GROUP INC.

ADDITIONALLY I CALL TO YOUR ATTENTION COPIES OF MY LETTERS OF TRANSMITTAL WHICH I SEND VIA CERTIFIED MAIL RETURN RCPT REQUESTED TO THE UNITED STATES TAX COURT ATTN HON CLERK OF TAX COURT. HONORABLE DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION ATTN HON CLRK-MAGISTRATE. STATE BOARD OF RETIREMENT CHAIRPERSON STAT TRES HON MS SHANNON P. O'BRIEN. ESQUIRE. JUR D SPEAKER JOHN W. McCORMACK STAT BLDG AND TO THE US HOUSE OF REPRESENTATIVES RT HON CONGRESSMAN HON JOSE E. SERRANO

I WRITE IN THE MIDST SERIOUSLY INCONVENIENT. TROUBLING. THREATENING CIRCUMSTANCES. IT'S 3:40 AM. I listen silently to someone's MUSIC WHICH WHO SAYS IS MY SECRET TO AVOID THE CRAZINESS OF OUR SOCIETY OR NOT BE OVERCOME BY IT.

PLEASE ADD THIS MATERIAL WITH MY FILE THERE

Sincerely.
John Jennings Crapo, Pro Se

ENCLOSURES
JJC/jjc

JOHN J. CRAPO, PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL MAIL PIECE # 7002 0510 0003 6434 5013 RETURN RECEIPT REQUESTED PLEASE. THE HON USA US TAX COURT CLRK'S OFC. CLRK HON MR CHARLES S. CASAZZA ESQUIRE OR SUCCESSOR AS TAX COURT CLERK 400 2ND STRT NW DISTRICT OF COLUMBIA 20217-0002

JUNE SECOND YEAR 2002

RE: DOCKET NUMBER 2433-02

DEAR GENTLEMEN AND LADIES

ENCLOSED I CALL TO YOUR ATTENTION COPY MY SHAREHOLDER PROPOSAL. EXHIBITS WHICH I SEND TO THE MONY GROUP, INC VIA CERTIFIED MAIL RETURN RCPT REQUESTED PLEASE.

COPIES TO I SEND YOU OF MY LETTERS OF TRANSMITTAL WHICH I SEND VIA CERTIFIED MAIL RETURN RCPT REQUESTED TO THE HONORABLE DISTRICT COURT. CAMBRIDGE DIVISION. STATE OF MASSACHUSETTS TRIAL COURT, THE STATE BOARD OF RETIREMENT, EXECUTIVE DEPARTMENT OF STATE TREASURER. BOARD CHAIRPERSON HON MS SHANNON P. O'BRIEN, ESQUIRE, JUR. D., JOHN W. McCORMACK STAT OFC BUILDING. USA US HOUSE OF REPRESENTATIVES CONGRESSMAN HON JOSE E. SERRANO. MC. SPEAKER SAM RAYBURN HOUSE OFC BLDG. AND TO THE CITY OF NEW BEDFORD CONTRIBUTORY RETIREMENT SYSTEM (MA) - WHICH I CALL TO YOUR ATTENTION

PLEASE THIS ADDITIONAL DOCUMENTATION TO MY FILES YOUR HON. COURT HAS OF ME-

Sincerely
John Jennings Crapo. Pro Se

Enclosures
JJC/jjc

JOHN J. CRAPO. PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL # 7001 1940 0001 1081 3143 RETURN RCPT REQUESTED PLEASE THE US CONGRESS OF THE UNITED STATES OF AMERICA HON JOSÉ E. SERRANO. MC REPRESENTATIVE IN CONGRESS The SPEAKER SAM RAYBURN OFC BUILDING DISTRICT OF COLUMBIA 20515-3218

JUNE 2ND 2002
PAGE ONE (01) OF ONE (01) PAGE PRINTED ONE (01) SIDE REVERS SIDE BLANC LETTER, SHAREHOLDER PROPOSAL AND EXHIBITS AND COPIES OF LETTERS OF TRANSMITTAL I CALL TO YOUR ATTENTION

DEAR GENTLEMEN AND LADIES

ENCLOSED IS A COURTESY COPY WITH COPY OF EXHIBITS OF MY SHAREHOLDER PROPOSAL TO THE MONY GROUP INC OF JUNE 2ND 2002 WHICH I SEND VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED

A COPY THIS MY LETTER OF TRANSMITTAL I SEND VIA CERTIFIED MAIL RETURN RCPT REQUESTED TO THE CITY OF NEW BEDFORD (MA) CONTRIBUTORY RETIREMENT SYSTEM. THE HON DISTRICT COURT DEPARTMENT, CAMBRIDGE DIVISION CLERK-MAGISTRATE'S OFC, STATE TRIAL COURT, THE HON STATE BOARD OF RETIREMENT EXECUTIVE DEPARTMENT OF STATE TREASURER. BOARD CHAIRPERSON. HON STAT TRES HON MS SHANNON P. O'BRIEN. ESQUIRE JUR. D., JOHN W MCCORMACK STAT BUILDING, THE HON UNITED STATES OF AMERICA US TAX COURT CLERK'S OFC. CLRK. HON MR CHARLES S. CASAZZA. ESQUIRE OR SUCCESSOR AS TAX COURT CLERK

SINCERELY.

John Jennings Crapo. AA. ABE PRO SE
NON LWYR, NON LLB, NON AM, NON MS

Enclosures

JJC/jjC

JOHN JENNINGS (JACKIE) CRAPO
STCKHLDR the MONEY GROUP INC
MY EXHIBITS OF
MY Shareholder PROPOSAL
to SAID THE
MONY GROUP INC
I DO this IN MIDST OF
Exceedingly INCONVENIENT
TROUBLING AND threatening
CIRCUMSTANCES
JJC/jjc

JOHN J. CRAPO (John Jennings CRAPO)
TO MONY GROUP INC MY StockHLDR
PROPOSAL AND Supporting STATEMENT

MY TABLE OF CONTENTS
MY EXHIBITS
8-one(01) OF

NO	DISCRIPTION OF COPIES
ONE	MY STAT RETIREMNT PAYMENT MAY 31 2002
TWO (2) TO THREE (3)	MY City OF New Bedford Report card → June Year 1949
FOUR (04) - FIVE (5)	MY USA SSA PAYMENT APRIL 17 2002
SIX (06) TO TWELVE (12)	STATE EMPLOYEES RETIRED DENTAL INSURANCE
THIRTEEN (13) TO SIXTEEN (16)	CITY OF NEW BEDFORD (MA) 25 Feb 2002 RETIREMENT SYSTEM
Seventeen (17) TO TWENTY-TWO (22)	UNITED STATES OF AMERICA US ARMY 19 NOV 1962 AND DIVERS OTHER DATES
TWENTY-THREE (23)	RHODE ISLAND SCHOOL OF DESIGN JULY 30 1985
TWENTY-FOUR (24) TO TWENTY-SEVEN	FEDERAL EXPRESS REPORTING FORMS
TWENTY-EIGHT (28)	USA US Postal SVCE PS Forms 3849 MAY 28 2002
Twenty-Nine (29)	MR NORMAN ROCKWELL ~~20~~ 23 MAY 2002
THIRTY (30)	USA US POW ARMY MAY 30 2002
thirty-one (31)	US ARMY MEDICAL SERVICE CORPS SURGICAL SPECIALIST, Formerly

TO: Hon Representative IN Congress THE RIGHT HON JOSE E SERRANO, MC PRESENTLY US CIRCUIT COURT (NINTH CIRCUIT) LAW CLERK. Formerly HON SENATOR IN CONGRESS RT HON MICHAEL D. CRAPO, MC. PRESENTLY, US ARMY NATL GUARDS-PERSON FORMERLY. FEDERAL SENATOR

more:

JOHN J. CRAPO to MONY GROUP
P. TWO(02)
my table of CONTENTS
my EXHIBITS

THIRTY-FOUR(34) RT HON LARRY CRAIG, MC

THIRTY-FIVE (35) RCPT MAY 28 2002 2002 ALMANAC IN AMERICAN POLITICS - SOFT COVER $59.80/100's

THIRTY-SIX (36) to FORMER US ARMY/AIR(?) NATL GUARDSPERSON. Currently REPRESENTATIVE IN CONGRESS RT HON (LLO) C.L. (BUTCH) OTTER, MC
Former City Councillor AND PRESENT REPRESENTATIVE IN CONGRESS RT HON MIKE SIMPSON, MC, DDS.
VIETNAM WAR (USA, US ARMY) VETERAN AND PRESENT REPRESENTATIVE IN CONGRESS RT HON SILVESTRE REYES, AA, MC FORMER STAT OF NEW YORK STATE ASSEMBLY LEGISLATIVE ASSISTANT, PRESENTLY RT HON REPRESENTATIVE IN CONGRESS HON JERROLD NADLER (At the MIKE), JUR D. ESQ
HON USA HOUSE OF REPRESENTATIVES JUDICIARY COMMITTEE MEMBERS OF HON USA House OF Representatives SUB COMMITTEE ON HOUSING AND INVESTIGATIONS RT HON MICHAEL CAPUANO, ESQ JUR D. MAYOR City of Somerville FORMERLY and presently

Forty-Eight (48)

more

JOHN J CRAPO TO MONY GROUP

P. three (03) my table of contents my exhibits

REPRESENTATIVE IN CONGRESS AND DIVERS OTHER MEMBERS OF OUR NATL LEGISLATURE

Former City of New York City Councilor AND PRESENT FEDERAL CONGRESS-PERSON RT HON NYDIA M. VELAZQUEZ, AM, MC

Forty-NINE (49) to Fifty (50) — UNITED STATES OF AMERICA US POSTAL SERVICE MAY 23 2002 CONSUMER AFFAIRS REPRESENTATIVE MS/MR JEAN DOHERTY

Fifty-ONE (51) | — CITY OF NEW BEDFORD (MA) HON CITY ELECTION COMMISSION BOARD MAR 24 2002

Sixty (60) to SEVENTY SEVEN (77) — HON City of New Bedford MA ELECTION COMM BOARD MAY 21 2002 ATTN Please MS/MR/MISS/ DEBORAH GONZAGA, ASSISTANT CITY ELECTION COMMISSIONER

8:13 PM JUNE 2ND 2002

I DO this IN MIDST OF exceedingly INCONVENIENT, TROUBLING AND THREATENING CIRCUMSTANCES

JJC/JJC

EXHIBIT ONE(01) OF Seventy-Seven (77)
FROM MR John("JACKIE") JENNINGS CRAPO
("JOHN CRAPO"), PRO SE
JJC/jjc



The Commonwealth of Massachusetts
Department of the State Treasurer

SHANNON P. O'BRIEN
TREASURER AND RECEIVER GENERAL

PAYMENT TYPE : PENSION PAYMENT

EFFECTIVE DATE : 5/31/2002
CHECK NUMBER : 0002620555
CHECK AMOUNT : $821.98

~~GET THE DEBIT CARD WITH A DIFFERENCE. THE MA STATE EMPLOYEES CREDIT UNION "CONVENIENCE CARD". IMMEDIATE ACCESS TO YOUR MONEY WHENEVER AND WHEREVER YOU NEED IT. THE FUNDS WILL BE AUTOMATICALLY WITHDRAWN FROM YOUR MSECU CHECKING ACCOUNT. IT IS ALSO YOUR ATM CARD. MSECU ALSO INTRODUCED NEW INTEREST BEARING AND FREE CHECKING ACCOUNT OPTIONS. WHY NOT TAKE ADVANTAGE OF DIRECT DEPOSIT AND SAVE TIME AND MONEY? CALL MSECU AT 800-700-7733 TO APPLY.~~

NAME JOHN J CRAPO AGENCY NAME SBRP REFERENCE # 1 55706
SOC. SEC. NO. 004-34-8050 AGENCY NO. DIV. NO. EMP. NO. DEPT.

EARNINGS	HOURS	AMOUNT	DEDUCTIONS	CURRENT	YTD	DEDUCTIONS	CURRENT	YTD
			INSURANCE	50.38	281.90	LIFE INS	32.25	161.25
CURRENT GROSS		910.61						
YTD GROSS		4553.05						
HOURS EARNED								

NET PAY 821.98

FOLD, CREASE AND TEAR ALONG PERFORATION

THIS DOCUMENT PRINTED WITH AN ARTIFICIAL WATERMARK, MICROLINE PRINTING & VOID PANTO

The Commonwealth of Massachusetts
Department of the State Treasurer

CHECK NUMBER 0002620555
PAYEE REFERENCE NUMBER 1 55706
CHECK DATE 5/31/2002
FLEET
CHECK AMOUNT

PENSION PAYMENT

PAY***********821*DOLLARS*AND*98*CENTS**** $821.98
VOID AFTER 90 DAYS

TO THE ORDER OF JOHN J CRAPO
P.O. BOX 400151
CAMBRIDGE MA 02140-0002

Shannon P. O'Brien, Treasurer

⑈0002620555⑈ ⑆011900445⑆ 67908⑈

EXHIBIT TWO (02) OF Seventy-Seven (77)
BY JOHN CRAPO

PARENT'S COMMENTS and SUGGESTIONS

Your signature indicates that you have inspected this report not that you approve or disapprove.

First Report

Parent's Signature ....

Second Report

Parent's Signature Clarence Crapo

Third Report

Parent's Signature ....

Fourth Report

Parent's Signature ....

PUPIL'S PROGRESS CARD

FOR GRADES 4, 5 AND 6

New Bedford School Department

CLARENCE A. COOK SCHOOL School

Report of John Crapo

GRADE Six

For the year Ending June 24, 1949

To the Parents:

Your schools are trying to help your child to develop habits and traits necessary for good citizenship, as well as to improve scholarship.

No form of report card can take the place of a personal visit. The principal and teachers, when not engaged in teaching duties, will be glad to confer with you regarding your child's progress. The home and the school should work together for the best interest of the child.

EXHIBIT THREE (03) OF Seventy-Seven (77)
FROM JOHN CRAPO

REPORTS

	1	2	3	4
WORK HABITS — CITIZENSHIP A check (√) indicates need for improvement. Items not checked are satisfactory.				
Follows directions	Non-member	✓	✓	
Makes good use of time		✓		
Does neat work		✓	✓	
Accepts responsibility		✓	✓	
Respects rights and property of others				
Works and plays well with others				
SCHOLARSHIP				
Reading		G	G	G
Language		F	U	F
Spelling		F	U	F
Arithmetic		F	U	F
Geography		U	F	F
History		F	F	G
Penmanship		F	F	F
SESSIONS ABSENT				
TIMES TARDY				
TIMES DISMISSED				

Taken from written papers

Explanation of Scholarship Marks

E = Excellent F = Fair
G = Good U = Unsatisfactory

TEACHER'S COMMENTS

First Report
Teacher's Signature G. M. O'Malley

Second Report
Teacher's Signature G. M. O'Malley

Third Report
N
Teacher's Signature ______

Fourth Report
Teacher's Signature F. F. Coulombe

Recommendation in June:
☑ Assigned to grade 7 Rm. 8.
☐ To continue work of grade ______

EXHIBIT FOUR (04) OF Seventy Seven (77)
BY JOHN CRAPO



United States Treasury 15-51/000 P 599;674,529

Check No.

04 17 02 85 PHILADELPHIA, PA 2048 31466656

31466656 S1 1 P 004-34-8050A

Pay to the order of

JOHN J CRAPO 56 SOC SEC
P O BOX 400151 FOR MAR
CAMBRIDGE MA 02140-0002

$****236*00

VOID AFTER ONE YEAR

2048 2 000000518 31466656 1 070402

EXHIBIT FIVE(05) OF Seventy-Seven (77)
BY JOHN CRAPO

WARNING - DO NOT CASH CHECK WITHOUT

NOTING U.S. TREASURY U.S. TREASURY U.S. WATERMARK
U.S. TREASURY U.S. TREASURY U.S.

HOLD TO LIGHT TO VERIFY WATERMARK

Forgery of endorsements on Treasury Checks is a Federal crime. Maximum penalty is a $10,000 fine and ten years imprisonment. (8-97)

Xerox 5021 2(10) = 20C
May 28 2002

EXHIBIT SIX (06) OF Seventy Seven
BY JOHN CRAPO, Pro Se

JJC/jjc

Don't let time run out!

To sign up, simply fill out the enclosed enrollment form and return it to:

Group Insurance Commission
Retiree Dental Program
P.O. Box 8747
Boston, MA 02114-8747

by May 10, 2002

Send in your application right away because once this enrollment period closes, you won't have another chance until next year to join Altus Dental!



altus dental™
Altus Dental Insurance Company, Inc.

10 Charles Street
Providence, RI 02904

www.altusdental.com
1-800-722-1148



It's About Time!

A Dental Plan for Commonwealth of Massachusetts Retirees




altus
dental

EXHIBIT SEVEN (07) OF Seventy-Seven (77) BY JOHN CRAPO. Pro Se

JJC/jjc

Introducing a dental plan just for you.

Now for the first time, you can purchase dental coverage from Altus Dental at affordable group rates. But don't wait, this enrollment for Retirees of the Commonwealth of Massachusetts ends **May 10, 2002.**

Coverage starts on July 1, 2002.

Take advantage of great rates.

Preventive dental care helps you take care of your smile and keeps small problems from becoming big health worries. Having dental insurance helps you pay for the most common dental procedures.











Sign up now and you'll enjoy:

- Individual coverage at $32.36 per month; family coverage at $77.16 per month.*
- Convenient monthly deduction from your pension.
- Coverage for cleanings, fillings and more!
- Toll-free customer service.
- Instant online access to benefit and eligibility information.

** Rates are valid from July 1, 2002 - June 30, 2003.*

Who's Altus Dental?

Altus Dental brings you comprehensive benefits and first-class service. Based in southern New England, we are a family of commonly-owned and managed dental benefits companies with plans designed by dental benefit experts. Altus Dental Insurance Co., Inc. is licensed by the Commonwealth of Massachusetts.

It's your choice.

This new program lets you visit any dentist you choose, however, there are advantages to visiting a dentist who participates with Altus Dental.

To find out if your dentist participates with Altus Dental, visit our web site at **www.altusdental.com** or call Customer Service at **1-800-722-1148.**

Here's how it works:

No matter what dentist you choose to visit, Altus Dental pays a set dollar amount for covered services. You pay the difference between the Altus payment and the dentist's fee.

Certain restrictions apply. Please read the enclosed benefit summary.

If you visit a participating Altus Dental dentist, your out-of-pocket expenses will generally be less, and the dentist will file claims and paperwork on your behalf. We will also pay Altus Dental dentists directly. If you go to a non-Altus dentist, the Altus payment is the same, but you will have to file the claim and pay the dentist.

Whenever you visit the dentist, it's important to discuss what your costs will be in advance of any procedure. That's why we suggest your dentist file a pre-treatment estimate with us for any services expected to cost $300 or more. Pre-treatment estimates are a good way for you to find out what your portion of the bill will be.

To help you better determine what your out-of-pocket costs might be with this new plan, we're enclosing a benefit summary and a payment schedule that highlights some of the most frequently performed dental procedures and what the Altus Dental payment is.

If your dentist is not already in our network, let us know and we'll send him or her information about joining Altus Dental. We encourage you to be a wise consumer and use participating dentists to maximize your new benefit plan.

EXHIBIT-EIGHT (08) OF Seventy-Seven (77)

BY JOHN CRAPO
JJC III C

Place
Stamp
Here

Group Insurance Commission
Retiree Dental Program
P.O. Box 8747
Boston, MA 02114-8747

EXHIBIT NINE (09) OF Seventy-Seven
BY JOHN CRAPO
JJC/jjc



Commonwealth of Massachusetts
Group Insurance Commission
P.O. Box 8747, Boston, MA 02114

Retiree Dental Program
Enrollment and Change Form

PLEASE TYPE OR PRINT CLEARLY

01

Insured's GIC-ID	Sex: Male ☐ Female ☐	Date of Birth ___/___/___	Dept. ID # or Agency/Division #
Name: Last	First		M.I.
Address (Number and Street)	This is a new Address: ☐		
City	State	Zip Code	Home Phone No.

02 NEW ENROLLMENT ☐ CHANGE ☐ CANCEL COVERAGE ☐

Effective Date: 07/ 01 /02 **Type of Coverage:** Individual ☐ Family ☐

PLEASE READ CAREFULLY: Important Coverage and Eligibility Notes

1. If you don't sign up for coverage when you are first eligible, you will not be able to enroll until the next annual enrollment period.
2. The only time you can change your coverage is during the annual enrollment period, *unless* there is a qualifying event such as marriage, divorce or death.
3. If you have family coverage and switch to an individual plan, your spouse and/or your eligible dependents can never rejoin. If you sign up for individual coverage and decide to cancel, you can never rejoin the plan.

SPOUSE/DEPENDENT INFORMATION

CHECK ONE: ☐ NEW MEMBER ☐ ADDITION ☐ DELETION ☐ CORRECTION

List below all family members, including your spouse, who will be covered under your dental plan. Please provide all Social Security Numbers and exact dates of birth for each dependent. Coverage for children ends at age 19, except for full-time students and handicapped dependents whose applications have been approved by the Group Insurance Commission. Married children are not eligible. Attach separate sheet if additional space is required.

The Group Insurance Commission reserves the right to require you to provide a copy of a marriage certificate, birth certificate, divorce decree, certificate of appointment as legal guardian, etc., for each person you list as a dependent. This proof may be requested at any time.

Last Name	First	M.I.	Relationship	Date of Birth	Sex	Social Security Number

Reason for addition or deletion: ______________________ Effective date: ______

Deduction and Coverage Authorization: *I authorize my pension authority to deduct from my pension check the amount required for the dental coverage I have selected. I have read and understood the "Important Coverage and Eligibility Notes" above.*

X________________________________ ____________

Signature of Applicant Date

FOR GIC USE ONLY

Certificate #	Cross Ref. #	Political Subdivision	
Entered	Verified		

EXHIBIT TEN (10) OF Seventy-Seven (77)
BY JOHN CRAPO
JJC III C

Benefit Summary

GIC Retiree Dental Program

altus dental

Altus Dental pays a set dollar amount for covered services. You pay the difference between the Altus payment and the dentist's fee. See the other side for a summary of the most common procedures and the amount Altus Dental will pay for them. If you visit a participating Altus Dental dentist, your out-of-pocket expenses will generally be less, and the dentist will file claims and paperwork on your behalf. We will also pay Altus Dental dentists directly. If you go to a non-Altus dentist, the Altus payment is the same, but you will have to file the claim and pay the dentist.

The annual benefit maximum is $750 per member, per calendar year.
Pre-treatment estimates are recommended for any treatment that costs $300 or more.

Important Coverage and Eligibility Notes:

1. If you don't sign up for coverage when you are first eligible, you will not be able to enroll until the next annual enrollment period.
2. The only time you can change your coverage is during the annual enrollment period, unless there is a qualifying event such as marriage, divorce or death.
3. If you have family coverage and switch to an individual plan, your spouse and/or your eligible dependents can never rejoin. If you sign up for individual coverage and decide to cancel, you can never rejoin the plan.

Type I Services

- Two oral exams per calendar year
- Two cleanings per calendar year
- Fluoride treatment for children, twice per calendar year
- One bitewing x-ray series per calendar year
- One full mouth x-ray series or panoramic film every 5 years
- Single x-rays as required
- Sealants for children under age 16, once per permanent molar in a 3 year period

Type II Services

- Procedures necessary to relieve acute pain, twice per calendar year
- Fillings: amalgam (silver) fillings on all teeth; composite (white) fillings on front teeth (for composite fillings on back teeth, the plan pays what would have been paid for an amalgam filling)
- Repairs to existing partial or complete dentures once every 12 months
- Recementing crowns or bridges
- Rebasing or relining of partial or complete dentures; once every 5 years

Type III Services

You must be enrolled in this program for six months before you will be covered for the following services:

- Extractions and other routine oral surgery when not covered by a patient's medical plan
- General anesthesia or intravenous (I.V.) sedation for complex surgical procedures
- Root canal therapy
- Periodontal maintenance following active therapy – two per year
- Root planing and scaling once per quadrant every 24 months
- Osseous (bone) surgery once per quadrant every 24 months (bone grafts excluded)
- Gingivectomies and gingival curettage; once every 24 months
- Soft tissue grafts; once per site every 5 years
- Crown lengthening; once per site every 5 years
- Crowns over natural teeth, build ups, posts and cores; replacement limited to once every 5 years
- Bridges, build ups, posts and cores; replacement limited to once every 5 years
- Partial and complete dentures; replacement limited to once every 5 years

Dependent Coverage: Dependent children who are GIC approved full-time students age 19 and older are eligible for coverage up until the end of the month that they turn age 24.
Please Note: Orthodontic coverage is not available under the GIC Retiree Dental Program.

Table of Allowances for Commonly Used Dental Procedures
GIC Retiree Dental Program

altus dental

The annual benefit maximum is $750 per member, per calendar year.

Type I Services

Procedure	Altus Dental Pays	Procedure	Altus Dental Pays
Periodic oral exam	$20	Bitewing x-ray, 2 films	$22
Cleaning, adult	$54	Bitewing x-ray, 4 films	$32
Cleaning, child	$40	Panoramic x-ray	$62
Fluoride treatment for children	$20	Single tooth x-ray	$14
Full mouth x-ray series	$74	Sealants for children (per tooth)	$29

Type II Services

Procedure	Altus Dental Pays	Procedure	Altus Dental Pays
Treatment to relieve acute dental pain	$35	Composite (white filling) for front teeth, 1 surface	$54
Amalgam (silver filling), 1 surface	$46	Composite (white filling) for front teeth, 3 surfaces	$92
Amalgam (silver filling), 2 surfaces	$58	Repair broken denture	$58
Amalgam (silver filling), 3 surfaces	$71	Replace broken denture tooth	$48
Amalgam (silver filling), 4 or more surfaces	$84	Recement crown	$35
Amalgam (silver filling) for baby teeth, 1 surface	$42	Recement bridge	$42
Amalgam (silver filling) for baby teeth, 2 surfaces	$54	Rebase complete upper denture	$148
		Reline complete upper denture (in dentist's office)	$104

Type III Services

You must be enrolled in this program for six months before you will be covered for the following services.

Procedure	Altus Dental Pays	Procedure:	Altus Dental Pays
Simple extraction (single tooth)	$34	Osseous (bone) surgery	$350
Surgical extraction (erupted tooth)	$55	Gingivectomy, per quadrant	$150
Surgical extraction (impacted tooth)	$133	Soft tissue graft	$210
Intravenous (IV) sedation, first 30 minutes — each additional 15 minutes	$70 / $18	Crown lengthening	$210
Root canal therapy, anterior	$185	Crown, porcelain/metal	$340
Root canal therapy, bicuspid	$225	Porcelain bridge (pontic)	$325
Root canal therapy, molar	$325	Porcelain bridge (abutment)	$340
Periodontal maintenance after surgery	$37	Upper denture	$315
Periodontal scaling & root planing	$59	Immediate upper denture	$335

EXHIBIT ELEVEN (11)
OF Seventy-Seven (77)
BY JOHN CRAPO
JJC///c

EXHIBIT TWELVE (12)
OF Seventy-Seven (77)
BY JOHN CRAPO
JJC III C


U.S. POSTAGE
0 26 9
CRANSTON
APR-1'02
RI
Apr 03
2002

PRESORTED FIRST CLASS

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002


Important Dental Plan
Information Enclosed

altus dental

10 Charles Street
Providence, RI 02904

EXHIBIT THIRTEEN (13) OF Seventy-Seven (77)
BY JOHN CRAPO. JJC|jjC



EXHIBIT FOURTEEN (14) TH
OF Seventy-Seven (77)
BY JOHN CRAPO

JJC/jjc

EXHIBIT FIFTHTEEN (15) OF Seventy-Seven (77)
BY JOHN CRAPO
JJC/jjc



New Bedford Contributory Retirement System

February 25, 2002

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

RE: Certified Mail Packet

Dear Mr. Crapo:

This letter is in regards to the certified mail packet that was received at our office on February 21, 2202. I feel that there may have been some confusion in your sending us this information., We do not have you listed in our system as having worked for the City Of New Bedford, and paying into the New Bedford Retirement System, nor is it clear why this information was sent to us. It appears that you are applying for Veteran's Benefits, something that the New Bedford Retirement system does not deal with. If you could please contact us at (508) 979-1538, so that we may clarify this matter, it would be greatly appreciated. Also. Please note that our address changed. The new address is listed on this letterhead.

Sincerely,

Karen S. Ouimet
Administrative Assistant

Enclosure

700 Pleasant Street - 4th Floor - New Bedford, MA 02740 - Tel. (508) 979-1538 Fax (508) 979-1799

New Bedford Contributory
Retirement System
700 Pleasant Street - 4th Floor
New Bedford, MA 02740


PROVIDENCE RI 02904
PM
25 FEB
2002
NEW BEDFORD
FEB 25 2
MA
0 3 4
PB METER
6410495
U.S. POSTAGE

MR. JOHN J. CRAPO
P.O. BOX 400151
CAMBRIDGE, MA 02140-0002

02140+0002

EXHIBIT SIXTEENTH (16) OF
BY JOHN CRAPO

OF Seventy-Seven (77) exhibits

EXHIBIT SEVENTEENTH (17th) OF Seventy Seven (77)

JJC/JJC

MULTIPLE PURPOSE FORM

From: Headquarters, Medical Field Service School
Brooke Army Medical Center
Fort Sam Houston, Texas

Last Name	First Name	Middle Initial	Service Number	Date
CRAPO	JOHN	J		[illegible] JUL 1962

SUBJECT: (X) Transmittal of correspondence and/or records.
( ) Request for information and/or records. (Date of case: ______)
( ) Other:

TO: (Indicate choice of routing by check mark.)

Division of Civil Service
State House, Boston, Massachusetts

Commanding Office, US Army Records Center
Department of the Army
9700 Page Blvd.
St. Louis 32, Mo.

Chief, Federal Records Center Annex
General Services Administration
601 Hardesty Avenue
Kansas City 24, Mo.

REMARKS:

( ) Attached record is being forwarded in accordance with your request.
( ) Attached record is being forwarded in accordance with request by: Mr John J. Crapo who has made application for the position of Assistant Psychiatric Social worker with the Department of Mental Health.
( ) Records not located.
( ) Request is made for verification of training of ______ Course and date of graduation:
( ) In order to locate and identify the record requested, it is necessary that you submit information as follows:

( ) Forwarded for necessary action. Records have been retired to your holding area.
( ) Writer (has) (has not) been informed of this referral.
( ) Your request for information has been forwarded to:

(X) Records of students who have attended this School are academic in nature. Any information pertaining to traits of character or personality is not a matter of record.
( ) In accordance with AR 37-30, 13 October 1961, it is necessary that we charge a fee of ______ for the service requested. This amount should be submitted in either a money order or cashier's check. Regulations prevent acceptance of personal checks.
( ) If assistance in evaluating this course for credit is desired, you may complete attached form and forward it to the Commission of Accreditation of Service Experiences, American Council on Education, 1785 Massachusetts Avenue, Washington 6, D.C.
( ) Other Remarks:

Albert E. Parker
ALBERT E. PARKER
Lt. Col. MSC
Adjutant

1 Incl Transcript

BAMC Form 2-156, 4 Apr 62

BY JOHN CRAPO

EXHIBIT EIGHTEENTH (18th)
OF Seventy-Seven (77) exhibits

BY JOHN CRAPO

JJC/jjc

[illegible] SOCIAL WORK PROCEDURES COURSE [illegible] 916

ACADEMIC SUBJECTS AND HOURS (TOTAL [illegible])

DEPARTMENT OF ADMINISTRATION
Administration and Personnel Management, 16 hrs

DEPARTMENT OF MILITARY MEDICINE & SURGERY
Medical Orientation, [illegible] hours

DEPARTMENT OF NEUROPSYCHIATRY
Neuropsychiatry [illegible]
Neuropsychiatry [illegible]
Psychology [illegible]
Social Work [illegible]

[illegible] TRAINING 352 HOURS

	[illegible]	[illegible]	1	2	3	4	5	6	7	8
PSYCHOLOGY						76				
PSYCHIATRY								[illegible]		
MEDICAL ORIENTATION							82			
SOCIAL WORK					89		71			
[illegible] TRAINING										

[illegible] AUG 1951

Class [illegible] [illegible] [illegible]

Date [illegible] Final Average 82 [illegible]

EXHIBIT NINETEENTH (19th) OF Seventy-Seven (77) Exhibits

The Army Medical Service School

United States Army

This is to certify that

PRIVATE JOHN J. CRAPO

has satisfactorily completed the

SOCIAL WORK PROCEDURES COURSE

Given at Brooke Army Medical Center, Fort Sam Houston, Texas this 23rd *day of* October 1959

Lawrence A. Potter
FACULTY BOARD

[signature]

BY JOHN CRAPO
JJC/jjc

EXHIBIT TWENTY (20) OF Seventy-Seven (77) Exhibits
BY JOHN CRAPO


Department of the Army

Suggestion Award Certificate

[illegible] recognition and appreciation

are tendered to

[illegible] CLASS JOHN [illegible] RA [illegible]

for the contribution of a beneficial idea

which has improved operations

[illegible]

JJC/jjc

EXHIBIT TWENTY-ONE (21) OF Seventy-Seven (77) Exhibits



HEADQUARTERS FORT JACKSON
OFFICE OF THE DEPUTY COMMANDING GENERAL
FORT JACKSON, SOUTH CAROLINA

Private First Class John J. Crapo
United States Army Hospital
Fort Jackson, South Carolina

Dear PFC Crapo:

It is my pleasure to notify you that your suggestion pertaining to the writing of social histories for the neuropsychiatric service has been selected as one of the winners in the Fort Jackson Incentive Awards Quarterly Suggestion Contest.

Your contribution of a beneficial idea has resulted in substantial savings and improvements in operations. The outstanding manner in which your suggestion has increased the efficiency of Government operations reflects great credit to yourself and to the United States Army.

Sincerely,

L. R. Cochran

L. R. COCHRAN
Brigadier General, USA
Deputy Commanding General

BY JOHN CRAPO

JJC/jjc

EXHIBIT TWENTY-TWO (22) OF Seventy-Seven (77) Exhibits
- JJC/jjc

20 July 1960

Private First Class John J. Crapo
United States Army Hospital
Fort Jackson, South Carolina

Dear PFC Crapo:

It is my pleasure to notify you that your suggestion pertaining to the printing on both sides of the daily worksheet for [illegible] Consolidation Service Report has been selected as the [illegible] winner in the Fort Jackson Incentive Awards Quarterly Suggestion [illegible].

Your contribution of a beneficial idea has resulted in [illegible] and improvements in operations. The outstanding manner in which your suggestion has increased the efficiency of Government operations reflects great credit to yourself and to the United States Army.

Sincerely yours,

W. L. [illegible]
Colonel, AGC
Adjutant General

BY JOHN CRAPO
JJC/jjc

EXHIBIT TWENTY-THREE (23) OF Seventy-Seven (77) Exhibits BY JOHN CRAPO, Pro Se

RHODE ISLAND SCHOOL OF DESIGN

TWO COLLEGE STREET PROVIDENCE, RHODE ISLAND 02903 TELEPHONE 401-331-3511

July 30, 1985

Mr. John Jennings Crapo
P.O. Box 13
Cambridge B, MA 02140

Dear Mr. Crapo:

Regarding your mother, Mrs. Caroline Thompson, I'm afraid we have nothing good to report. We investigated under the names, Caroline Jennings, Caroline Crapo, and Caroline Thompson. We have no one under any of those names in our alumni files. The Registrar also checked their files and came up empty. All our records at RISD are computerized, however, we maintain back-up manual files. It's conceivable that for some old files, they were never transferred to the computer and the Registrar missed your mother's old files in its search.

If you could provide any additional information that you haven't already presented, please do and we will reinstitute our search.

Sincerely,

Richard Schneider

Richard Schneider '67
Director of Alumni Relations

RS:nlb



JJC/JJC

EXHIBIT TWENTY-FOUR (24) OF Seventy Seven (77) Exhibits
BY JOHN CRAPO
JJCljjC

FEDERAL EXPRESS

SIGNATURE RECORD

E228 7105 384I

153

	Signature/Release	Pieces		Signature/Release	Pieces
01			19		
02			20		
03			21		
04			22		
05			23		
06			24		
07			25		
08			26		
09			27		
10			28		
11			29		
12			30		
13			31		
14			32		
15			33		
16			34		
17			35		
18			36		

[illegible]

Employee Signature	Employee Number	Date	Station Alpha I.D.	Route Number	Page / of
					/

E228 7105 384I

E E

EXHIBIT TWENTY-SEVEN (27) OF Seventy-Seven (77) Exhibits

BY JOHN CRAPO

C226 7105 382E Signature Record 154

Line #	Package Tracking Number	Time	Print Name/Release	Loc	Delivery Address	Status	Recipient Co./Name	Recipient Address	Shipper #/Name

JJC/JJC

EXHIBIT TWENTY-SIX (26) OF Seventy Seven (77) Exhibits
BY JOHN CRAPO, Pro Se

FEDERAL EXPRESS

SIGNATURE RECORD

C226 7105 382E

153

	Signature/Release	Pieces		Signature/Release	Pieces
01			19		
02			20		
03			21		
04			22		
05			23		
06			24		
07			25		
08			26		
09			27		
10			28		
11			29		
12			30		
13			31		
14			32		
15			33		
16			34		
17			35		
18			36		

[illegible]

Employee Signature | Employee Number | Date | Station Alpha I.D. | Route Number | Page 1 of

 C226 7105 382E

JJC)iiC

EXHIBIT TWENTY-FIVE (25) OF
Seventy-Seven (77) Exhibits
BY JOHN CRAPO
JJC/jjc

E226 7105 364I

Signature Record

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EXHIBIT TWENTY-EIGHT (28) OF Seventy-Seven (77) Exhibits
BY JOHN CRAPO

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EXHIBIT TWENTY-NINE (29)
OF Seventy-Seven (77) Exhibits BY
JOHN CRAPO
JJC|jjc



AP PHOTO

Rockwell's painting of her fetches riveting price

Mary Doyle Keefe, 78, poses yesterday at her Nashua, N. H., home with the May 29, 1943, cover of the Saturday Evening Post depicting her face in Norman Rockwell's famous painting, 'Rosie the Riveter.' (He modeled Rosie's body on Michelangelo's Isaiah.) At 19, Keefe, who was never a riveter, was paid $10 to sit for what was to become a national symbol during World War II. Sotheby's yesterday auctioned off the painting for $4.9 million — the most ever paid at auction for a Rockwell painting — to an Aspen, Colo., gallery.

EXHIBIT THIRTY (30) OF Seventy-Seven (77) EXHIBITS BY JOHN CRAPO

JJC|||C

BOSTON HERALD THURSDAY, MAY 30, 2002

Col. Ruby Bradley, heroic nurse was WWII POW

HAZARD, Ky. — Col. Ruby Bradley, an Army nurse who was one of the nation's most decorated female veterans and a World War II prisoner of war, has died at age 94.

Col. Bradley had a heart attack last week and died Tuesday, said her nephew, Charles Bradley of Prestonsburg.


COL. RUBY BRADLEY

At a Japanese prisoner of war camp, Col. Bradley went hungry and instead gave most of her food to children who were being held captive. She and other nurses set up a clinic to care for the sick and wounded and to comfort the dying.

She said this year she would never forget the night a U.S. Army tank crashed the camp's gates at the Santo Tomas Internment Camp in Manila, Philippines, freeing her after three years of captivity.

"We had heard rumors that American soldiers were close by," she said. "Then, that tank came through. It was the best Saturday night performance I've ever seen."

A native of Spencer, W.Va., Col. Bradley became a nurse in 1933 after a stint as a teacher and joined the Army Nurse Corps as a surgical nurse in 1934.

When the Japanese bombed Pearl Harbor on Dec. 7, 1941, she was a 34-year-old administrator serving in the Philippines at Camp John Hay. She was captured three weeks later.

Col. Bradley was moved to Santo Tomas in Manila on Sept. 23, 1943. She was among a group of imprisoned nurses who came to be known to captives as the Angels in Fatigues. Not only did they provide medical treatment for prisoners, but they were adept at stashing food for the children.

— ASSOCIATED PRESS

EXHIBIT thirty-ONE (31) OF
Seventy-Seven (77) Exhibits
BY JOHN CRAPO
JJC/jjC



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Rep. Jose

Elected Mar. 19
Lehman Col.; C
Military Care
Elected Offic
Professional
DC Office: 23
site: www.house.
District Offic

Committees: Appropriations (11th of 28 D): Com

Group Ratings

	ADA	ACLU	AFS	LCV
	90	86	85	86
	95	—	100	100

National Journal Ratings

	1999 LIB	—	1999 CON
	88%	—	0%
	87%	—	0%
	67%	—	42%

Votes of the 108th Congress

Bill of Rights	Y	5. Ban RU-486	
Min. Wage	Y	6. Display 10 C	
Ergo. Stnd.	Y	7. Gun Show Bl	
Tax Veto	N	8. Ban Part.-Bir	

Election Results

Jose Serrano (D-L) ......
Aaron Justice (R) ......
Others ......
Jose Serrano (D) ......
Jose Serrano (D-L) ......
Others ......

SEVENTEENTH DISTRICT

product almost entirely of the first
neighborhoods clustered aroun
gloomy Manhattan for the sunligh
bent to adapt to nature's ridges
Irish in Kingsbridge, in the vall
Bedford Park, north of Fordham U
Riverdale, on the palisades above the H
in the Art Deco apartments on th
built apartment complex, with 3
Hutchinson River Parkway and I-9
Congressional District includes
Westchester County suburbs just to the n
bloc in the district. Just to the w
Kingsbridge. The 17th's portions of
are carefully drawn to include mos
River to take in some housing proj
minority-influence district, 44



Rep. Jose Serrano (D)

Elected Mar. 1990, 6th term. b. Oct. 24, 1943, Mayaguez, PR. home, Bronx. Lehman Col.; Catholic; married (Mary).

Military Career: Army Medical Corps, 1964–66.

Elected Office: Dist. 7 Schl. Bd., 1969–74; NY Assembly, 1974–90

Professional Career: Banker, 1961–69

DC Office: 2342 RHOB 20515, 202-225-4361; Fax: 202-225-6001; Web site: www.house.gov/serrano.

District Office: Bronx, 718-538-5400

Committees: *Appropriations* (11th of 29 D): Commerce, Justice & State (RMM); Transportation

Group Ratings

	ADA	ACLU	AFS	LCV	CON	ITIC	NTU	COC	ACU	NTLC	CHC
2000	90	86	85	86	79	71	16	42	0	10	0
1999	96	—	100	100	61	--	17	12	4	—	—

National Journal Ratings

	1999 LIB	—	1999 CONS	2000 LIB	—	2000 CONS
Economic	88%	—	0%	95%	—	0%
Social	87%	—	0%	94%	—	0%
Foreign	57%	—	42%	87%	—	0%

Key Votes of the 106th Congress

1. Patient Bill of Rights	Y	5. Bar RU-486-S for FDA	N	9. NATO War in Serbia	Y
2. Accelerate Min. Wage	Y	6. Display 10 Commandments	N	10. Perm. Trade with China	Y
3. Strike Ban on Ergo. Stnd.	Y	7. Gun Show Bkgrnd Checks	Y	11. Debt Relief for 3rd World	Y
4. Ovrd. Estate Tax Veto	N	8. Ban Part. Birth Abortion	N	12. Drop Cuba Econ. Embargo	Y

Election Results

2000 general	Jose Serrano (D-L)	103,041	(96%)	($210,037)
	Aaron Justice (R)	3,934	(4%)	
	Others	571	(1%)	
2000 primary	Jose Serrano (D)	unopposed		
1998 general	Jose Serrano (D-L)	67,367	(95%)	($71,281)
	Others	3,213	(5%)	

SEVENTEENTH DISTRICT

The Bronx, a product almost entirely of the first half of the 20th Century, was originally a collection of middle-class neighborhoods clustered around subway stops, a borough where children of immigrants left gloomy Manhattan for the sunlight of wide avenues and the vistas of a city where the street grid bent to adapt to nature's ridges and hills. Different ethnic groups were clustered here and there: Irish in Kingsbridge, in the valley between Riverdale and the Grand Concourse; Italians in Bedford Park, north of Fordham University and Bronx Park; well-to-do WASPs and Jews in Riverdale, on the palisades above the Hudson River; Jews with less education and advantages originally in the Art Deco apartments on the Grand Concourse, then in a rush to Co-op City, the giant union-built apartment complex, with 35 35-story buildings, built in 1965 on marshland between the Hutchinson River Parkway and I-95.

The 17th Congressional District includes much of these Bronx neighborhoods plus several of the Westchester County suburbs just to the north. Co-op City is one anchor, and perhaps the biggest political bloc in the district. Just to the west is the heavily black, middle-income neighborhood of Williamsbridge. The 17th's portions of Yonkers, Mount Vernon and New Rochelle in Westchester are carefully drawn to include most blacks there. The district also dips south along the Harlem River to take in some housing projects in the South Bronx. The 17th is, in Voting Rights Act argot, a minority-influence district, 44% black and 36% Hispanic in 2000.

EXHIBIT Thirty-TWO (32) OF Seventy-Seven (77) Exhibits BY JOHN CRAPO JJC/jjc

EXHIBIT THIRTY-THREE (33)
OF Seventy - Seven exhibits
BY JOHN CRAPO

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EXHIBIT THIRTY-FOUR (34)
OF Seventy-Seven (77) Exhibits
BY JOHN CRAPO JJC/jjC

Election Results

1998 general	Dirk Kempthorne (R)	258,095	(68%)
	Robert C. Huntley (D)	110,815	(29%)
	Others	12,338	(3%)
1998 primary	Dirk Kempthorne (R)	111,658	(87%)
	David Shepherd (R)	16,332	(13%)
1994 general	Phil Batt (R)	216,123	(52%)
	Larry Echohawk (D)	181,363	(44%)
	Ronald D. Rankin (I)	15,793	(4%)



Sen. Larry Craig (R)

Elected 1990, seat up 2002, 2d term; b. July 20, 1945, Midvale; home [illegible] U. of ID, B.A. 1969; United Methodist; married (Suzanne).

Military Career: Army Natl. Guard, 1970–74.

Elected Office: ID Senate, 1974–80; U.S. House of Reps., 1980–[illegible]

Professional Career: Rancher, farmer.

DC Office: 520 HSOB, 20510, 202-224-2752, Fax: 202-228-1067; www.senate.gov/~craig.

State Offices: Boise, 208-342-7985; Coeur d'Alene, 208-667-[illegible] Falls, 208-523-5541; Lewiston, 208-743-0792; Pocatello, 208-236-[illegible] Falls, 208-734-6780.

Committees: *Republican Policy Committee Chairman. Aging (Special) (RMM). Appropriations:* Agri[illegible] Rural Development; Energy & Water Development; Labor, HHS & Education; Military Construction; [illegible] & Independent Agencies. *Energy & Natural Resources:* Energy Research, Development, Production & Re[illegible] Forests & Public Land Management (RMM); Water & Power. *Veterans' Affairs.*

Group Ratings

	ADA	ACLU	AFS	LCV	CON	ITIC	NTU	COC	ACU	NTLC
2000	0	43	0	0	59	100	75	93	100	97
1999	0	—	0	0	62	—	78	88	96	[illegible]

National Journal Ratings

	1999 LIB	—	1999 CONS	2000 LIB	—	2000 CONS
Economic	0%	—	83%	14%	—	75%
Social	18%	—	79%	10%	—	81%
Foreign	0%	—	94%	17%	—	75%

Key Votes of the 106th Congress

1. Educ. Savings Accts.	Y	5. Review Movie Violence	Y	9. NATO War in Serb[illegible]	
2. Prescrip. Drug Benefit	N	6. Gun Show Bckgrnd. Checks	N	10. Table Cuba Travel	
3. Delay Ergonomic Standards	Y	7. Ban Part.-Birth Abortion	Y	11. Nuclear Test-Ban [illegible]	
4. Phase Out Estate Tax	Y	8. Broaden Hate Crimes List	N	12. Perm. Trade with [illegible]	

Election Results

1996 general	Larry Craig (R)	283,532	(57%)
	Walt Minnick (D)	198,422	(40%)
	Others	15,279	(3%)
1996 primary	Larry Craig (R)	unopposed	
1990 general	Larry Craig (R)	193,641	(61%)
	Ron J. Twilegar (D)	122,295	(39%)



Sen. Mike [illegible]

Elected 1998, s[illegible] Idaho Falls; Br[illegible] married (Susan[illegible]

Elected Offic[illegible] Reps., 1992–98

Professional [illegible]

DC Office: [illegible] ~crapo.

State Offices [illegible] D'Alene, 208-66[illegible] Twin Falls, 208-[illegible]

Committees: Agriculture, Nutrition & Forestry: [illegible] & General Legislation. Banking, H[illegible] Finance; Securities & Investment. Environ[illegible] Safety; Fisheries, Wildlife & Water (R[illegible] Economic Committee (9th of 10 Sen[illegible]

Group Ratings

	ADA	ACLU	AFS	LCV
[illegible]	0	43	0	0
[illegible]	0	—	0	0

National Journal Ratings

	1999 LIB	—	1999 CO[illegible]
[illegible]	0%	—	83%
[illegible]	16%	—	83%
[illegible]	0%	—	94%

Key Votes of the 106th Congress

[illegible] Savings Accts.	Y	5. Review Mo[illegible]
[illegible] Drug Benefit	N	6. Gun Show [illegible]
[illegible] Ergonomic Standards	Y	7. Ban Part.-B[illegible]
[illegible] Estate Tax	Y	8. Broaden Ha[illegible]

Election Results

Mike Crapo (R) ...
Bill Mauk (D) ...
Others ...
Mike Crapo (R) ...
Dirk Kempthorne (R) ...
Richard Stallings (D) ...

FIRST DISTRICT

[illegible] District of Idaho stretches from the N[illegible] Boise and all of the panhandle, h[illegible] militias, an image that local leade[illegible] areas, the west side of Boise an[illegible] are important to the economy. P[illegible] very Democratic: Bill Clinton and [illegible] mining counties were once t[illegible] town of Moscow.

Congressman from the 1st District [illegible] father was a journeyman electricia[illegible] priesthood but quickly decided th[illegible] of Idaho. He went to work for his

EXHIBIT THIRTY-FIVE (35)
OF Seventy Seven Exhibits
BY JOHN CRAPO JJC/jjc

Sen. Mike Crapo (R)

Elected 1998, seat up 2004, 1st term, b. May 20, 1951, Idaho Falls, home, Idaho Falls; Brigham Young U., B.A. 1973, Harvard U., J.D. 1977, Mormon, married (Susan).

Elected Office: ID Senate, 1984–92, Senate Ldr., 1988–92, U.S. House of Reps., 1992–98

Professional Career: Practicing atty., 1977–92.

DC Office: 111 RSOB, 20510, 202-224-6142. Web site: www.senate.gov/~crapo.

State Offices: Boise, 208-334-1776; Caldwell, 208-455-0360; Coeur D'Alene, 208-664-5490; Idaho Falls, 208-522-9779; Pocatello, 208-236-6775; Twin Falls, 208-734-2515.

...Agriculture, Nutrition & Forestry: Forestry, Conservation & Rural Revitalization (RMM); Re... General Legislation. Banking, Housing & Urban Affairs: Financial Institutions; International ... Securities & Investment. Environment & Public Works: Clean Air, Wetlands, Private Property ... Fisheries, Wildlife & Water (RMM); Superfund, Waste Control & Risk Assessment. Small ... Committee (9th of 10 Sens.)

	ACLU	AFS	LCV	CON	NTC	NTU	COC	ACU	NTLC	CHC
	43	0	0	59	100	75	93	100	100	100
	0	0	0	79	—	83	88	100	—	—

...nal Ratings

	1999 LIB	—	1999 CONS	2000 LIB	—	2000 CONS
	0%	—	83%	14%	—	75%
	16%	—	83%	10%	—	81%
	0%	—	94%	26%	—	73%

...the 108th Congress

	Y	5. Review Movie Violence	Y	9. NATO War in Serbia	N
...Benefit	N	6. Gun Show Bckgrnd. Checks	N	10. Table Cuba Travel Ban	Y
...Standards	Y	7. Ban Part.-Birth Abortion	Y	11. Nuclear Test-Ban Treaty	N
...Tax	Y	8. Broaden Hate Crimes List	N	12. Perm. Trade with China	Y

Mike Crapo (R)	262,966	(70%)	($1,563,811)
Bill Mauk (D)	107,375	(28%)	($241,443)
Others	7,833	(2%)	
Mike Crapo (R)	unopposed		
Dirk Kempthorne (R)	270,468	(57%)	($1,305,338)
Richard Stallings (D)	208,036	(43%)	($1,222,222)

...DISTRICT

...of Idaho stretches from the Nevada border to Canada, including most of usually ...eland and all of the panhandle, historically Democratic but more recently known as ...as, an image that local leaders have worked to dispel. It includes two of Idaho's ...s: the west side of Boise and the Coeur d'Alene area; high-tech and tourism ...re important to the economy. Politically, it is marginally less Republican than the ...Democratic: Bill Clinton and Al Gore did not win more than 35% here in three ...mining counties were once the district's Democratic base; that base is now the ...of Moscow.

...sman from the 1st District is C.L. "Butch" Otter, a Republican first elected in ...er was a journeyman electrician and life-long Democrat. He entered an abbey to ...sthood but quickly decided that was not his calling; in 1967, he graduated from ...Idaho. He went to work for his then father-in-law, billionaire J.R. Simplot, at the

EXHIBIT THIRTY-SIX (36)
OF Seventy-Seven (77) exhibits
BY JOHN CRAPO JJC/jjc

J.R. Simplot Company, the largest potato processor in the world. In 1972 he was elec[ted to the] state House. Otter ran for governor in 1978, finishing third in the Republican primary [...] he was elected lieutenant governor, and served under three governors until he was el[ected to] Congress. Otter, who is also a wealthy independent ranch owner, believes strongly in gu[n own]ership and property rights. But he is not the social conservative that his predecessor Hele[n Chen]oweth-Hage was. While he opposes abortion, he believes that the government should st[ay out of] people's lives. He also declined to take a term-limits pledge. He wants to check the pow[er of the] Environmental Protection Agency. This isn't a surprise: As a ranch owner, Otter has bee[n fined] three times by the EPA for violating the Clean Water Act; the last time he was fined $80[,000 for] dredging and filling wetlands without a permit. But violating federal environmental regul[ations is] not necessarily the worst offense in Idaho. Otter, who said that his pond-digging was des[igned to] improve the wetlands, responded that he showed he's willing to "stand up for folks in Idah[o against] a government that is arrogant, intransigent."

In 2000, when Helen Chenoweth-Hage kept her pledge to limit herself to three te[rms, a] venomous Republican primary between Otter and Dennis Mansfield, who founded the [reli]gious right group Idaho Family Forum, ensued. Mansfield's supporters highlighted Otter's drun[ken driv]ing conviction in 1993, following which he agreed to perform 72 hours of community se[rvice and] attend 16 hours of an alcohol treatment program; he apologized and went on a speaking [tour to] youngsters across Idaho. One of Mansfield's ads stated: "Just what we need in Washin[gton...] another bad example for our children." It was later discovered that Mansfield's teenage so[n had] recently pleaded guilty to drug charges. But Otter had the support of most Republican in[siders,] including Governor Dirk Kempthorne and 29 of 31 state senators. He argued that Washin[gton] had usurped the power of local governments, and that states can better make decisions tha[t affect] peoples' lives. He also supports individual investment accounts in Social Security. Man[sfield,] running as a political outsider, backed term limits and was endorsed by the Wall Stree[t ...] Club for Growth. In the May primary, Otter won all 19 counties and defeated Mansfield 48%[...], with former state Republican chairman Ron McMurray taking 17%. Otter benefited from [a] get-out-the-vote campaign by the National Rifle Association and local farming and ranch[ing in]terests, plus a more than 3-1 fundraising advantage. Democrats had some hopes of de[feating] Otter, but their candidate raised little PAC or party money. Otter won 65%–31%.

While running for the House, Otter confessed that he would rather be governor. Bu[t ...] may not be open soon; Kempthorne seems likely to win re-election easily in 2002. Redis[tricting] will slice off some of the Boise and Ada County precincts from the 1st district, with no effe[ct on] the political balance.

Cook's Call! *Safe.* This district, like the rest of the state, has been trending Repu[blican] for the last ten years. Democrats' inability in 1996 or 1998 to knock off Helen Chenoweth[, one] of the most controversial Republicans in the country, illustrated just how difficult it is for a D[em]ocrat to make any headway in this district. Don't look for them to spend much time or [...] here in 2002.

THE PEOPLE: Pop. 2000: 702,521; Pop. 1990: 503,141, up 39.6% 1990–2000. 91.6% White, 0.3% Bl[ack, ...] Asian, 1.3% Amer. Indian, 0.1% Hawaiian, 2% Two + races, 3.6% Other; 6.8% Hispanic Origin.

2000 Presidential Vote		
Bush (R)	182,498	(66%)
Gore (D)	77,926	(28%)
Nader (Green)	6,986	(3%)
Others	7,456	(3%)

1996 Presidential Vote	
Dole (R)	134,783
Clinton (D)	91,29[...]
Perot (I)	33,1[...]
Others	4,1[...]



Rep. C. L. (Butc[h] ...

Elected 2000, 1st term, [...] 1967; Catholic; divorce[d ...]

Military Career: ID [...]

Elected Office: ID H[...]

Professional Caree[r]: [...] Livestock, Pres., Simpl[ot ...]

DC Office: 1711 LH[OB ...] site: www.house.gov/ott[...]

[Committ]ees: *Government Reform* (22d of 24 R): Civil S[...] [...] and Regulatory Affairs (Vice Chmn.); National [...] [...]: Energy & Mineral Resources; Forests & F[...] [...] (..th of 42 R): Highways & Transit; Water Resou[rces ...]

[Group] Ratings and Key Votes: Newly Elected

[Electi]on Results

C.L. (Butch) Otter (R)	[...]
Linda Pall (D)	[...]
Others	[...]
C.L. (Butch) Otter (R)	[...]
Dennis Mansfield (R)	[...]
Ron McMurray (R)	[...]
Others	[...]
Helen Chenoweth (R)	[...]
Dan Williams (D)	[...]

[S]ECOND DISTRICT

[...] district of Idaho, from central Boise east [...] [...] districts in presidential elections. It's [...] [...] ort community of Sun Valley, celebrities [...] [...] development with soaring costs, wh[...] [...] Idaho is part of the Mormon heartland [...] [...] counties and towns here are heavily [...] [...] llo sometimes votes for Democrats; Sun [...] [...] by 220 votes; and the 2d's portion of [...] [...] hoods. The other whole counties in the 2[d ...] [Ge]orge W. Bush.

[...] Congressman from the 2d District is Mik[e ...] [...] Mike Crapo was elected to the Senate. [...] father's practice there and was elected [...] [...] he didn't declare himself as a Republica[n ...] [...] on. In 1993 he became speaker, but kept [...] [...] known as a moderate in a conservative [...] [...] He pushed the Martin Luther King Jr. hol[iday ...] [prop]erty tax relief. When Governor Phil Bat[t ...] [...] run for his office. But Senator Dirk Ke[mpthorne ...] [...]. Then 2d District Congressman Mike [...] entered the 2d District race.

[...] elevation to the House required som[e ...] [...] state Representative Mark Stubbs an[d ...] [...]. Stubbs for lower payroll taxes; Stub[bs ...]

EXHIBIT THIRTY-SEVEN (37)
OF ~~to~~ Seventy-Seven (77) exhibits
BY JOHN CRAPO
JJC///c



r in the world. In 1972 he
ing third in the Republican
nder three governors until he
it ranch owner, believes strongly
conservative that his predecessor
elieves that the government should
is pledge. He wants to check the
nse. As a ranch owner, Otter has
ter Act; the last time he was
t violating federal environmental
who said that his pond-digging
e's willing to "stand up for folks

her pledge to limit herself to
Dennis Mansfield, who founded the
ld's supporters highlighted Otter
to perform 72 hours of community
he apologized and went on a speaking
stated: "Just what we need in
er discovered that Mansfield's
had the support of most Republican
31 state senators. He argued that
that states can better make decisions
ment accounts in Social Security
ts and was endorsed by the
119 counties and defeated Mansfield
Murray taking 17%. Otter benefited
Association and local farming and
tage. Democrats had some hope
y money. Otter won 65%–31%
ed that he would rather be governor
to win re-election easily in 2002
recincts from the 1st district,

rest of the state, has been trending
96 or 1998 to knock off Helen Chenoweth
ntry, illustrated just how difficult
t look for them to spend much

up 39.6% 1990–2000. 91.6% White
ces, 3.6% Other; 6.8% Hispanic Origin

1990 Presidential Vote
Dole (R)
Clinton (D)
Perot (I)
Others



Rep. C. L. (Butch) Otter (R)

Elected 2000, 1st term. b. May 3, 1942, Caldwell, home, Star. Col. of ID, B.A. 1967. Catholic, divorced

Military Career: ID Natl. Guard, 1967-73

Elected Office: ID House of Reps., 1972-76, ID Lt. Gov., 1986–2000

Professional Career: Rancher, Dir., Food Products Div., Pres., Simplot Livestock, Pres., Simplot Intl., 1963-1993

DC Office: 1711 LHOB 20515, 202-225-6611, Fax: 202-225-3029, Web site: www.house.gov/otter

Committees: Government Reform (22d of 24 R): Civil Service & Agency Organization; Energy Policy, Natural Resources & Regulatory Affairs (Vice Chmn.), National Security, Veterans' Affairs & Intl. Relations. *Resources* (R): Energy & Mineral Resources; Forests & Forest Health, Water & Power. *Transportation & Infrastructure* (of 42 R): Highways & Transit, Water Resources & Environment

Group Ratings and Key Votes: Newly Elected

Election Results

C.L. (Butch) Otter (R)	173,743	(65%)	($1,005,580)
Linda Pall (D)	84,080	(31%)	($72,061)
Others	10,293	(4%)	
C.L. (Butch) Otter (R)	41,516	(48%)	
Dennis Mansfield (R)	23,559	(27%)	
Ron McMurray (R)	14,434	(17%)	
Others	7,651	(9%)	
Helen Chenoweth (R)	113,231	(55%)	($1,331,487)
Dan Williams (D)	91,653	(45%)	($876,308)

SECOND DISTRICT

The 2d District of Idaho, from central Boise east to the Utah border, is one of America's most Republican districts in presidential elections. It's also one of the most picturesque. In the year-round resort community of Sun Valley, celebrities from Bill Gates to Arnold Schwarzenegger have [illegible] development with soaring costs, which has led to calls for restrictions on growth. [illegible] Idaho is part of the Mormon heartland, and the district is almost half Mormon. Most [illegible] counties and towns here are heavily Republican. The old frontier and railroad town [illegible] sometimes votes for Democrats; Sun Valley is in the one Idaho county that voted for [illegible] by 220 votes, and the 2d's portion of Boise includes the city's few Denverish-liberal [illegible]hoods. The other whole counties in the 2nd District gave between 60% and 69% of their [illegible] George W. Bush.

The congressman from the 2d District is Mike Simpson, a Republican elected in 1998 when Mike Crapo was elected to the Senate. He grew up in Blackfoot, became a dentist and [illegible] father's practice there and was elected to the city council in 1982 and the state House [illegible] didn't declare himself as a Republican until then and was opposed by the local party [illegible]. In 1993 he became speaker, but kept up his dental practice as well. In the legislature [illegible] known as a moderate in a conservative House, affable and able to get differing sides [illegible] pushed the Martin Luther King Jr. holiday, workmen's compensation for farm workers [illegible] tax relief. When Governor Phil Batt announced he would retire in 1998, Simpson [illegible] run for his office. But Senator Dirk Kempthorne's decision to run for governor closed [illegible]. Then 2d District Congressman Mike Crapo ran for Kempthorne's Senate seat, and [illegible] entered the 2d District race.

[illegible] elevation to the House required some work. In the Republican primary Simpson was [illegible] state Representative Mark Stubbs and two former state senators. Simpson called for [illegible] Stubbs for lower payroll taxes; Stubbs had opposed nuclear programs at the Idaho

EXHIBIT THIRTY-EIGHT (38)
OF Seventy-Seven (77) exhibits

BY John CRAPO JJC/jjc

Nation Engineering and Environmental Laboratory in the 1980s, while Simpson want[illegible] work at the facility. But the big issue was term limits. Simpson refused to take US Term [illegible] pledge to serve only three terms, the other three did. Americans for Term Limits spent [illegible] to run TV ads against Simpson. Enraged by these ads, Governor Phil Batt endorsed Sim[illegible] days before the election; Simpson ran ads against "outsiders" and "out-of-state folk[illegible] corded a message for him which was delivered to 47,000 households by telemarketing. S[illegible] beat Stubbs, 47%–41%. The Democratic nominee was Richard Stallings, a former histor[illegible] sor elected to the House in 1984 and re-elected three times; in 1992 he ran against Kem[illegible] for the Senate and lost 57%–43%. Stallings talked about his conservative voting recor[illegible] House, called for more education spending and pointed with anxiety at falling farm com[illegible] prices. Simpson wanted a smaller federal role in education; he favored tax cuts and Re[illegible] Social Security reform. As farm prices plummeted, Simpson called for trade talks to ope[illegible] with possible tariffs if others didn't go along, and renegotiating NAFTA. Simpson won 53[illegible] losing the most visible parts of the district—Pocatello, Sun Valley, Boise—but carrying [illegible] everything else, and in the Mormon southeast and ultraconservative northeast by consi[illegible] margins.

In the House, Simpson dedicated much of his first two years to building relationsh[illegible] his 434 colleagues—preferably, he said, in one-on-one informal conversations. But he [illegible] to know all of them—the House is a big place—and that reinforced his opposition to te[illegible] More than most western Republicans, he has reached out to Democrats on economic and [illegible] issues. "Sometimes we get a little too partisan," he told the *Idaho Statesman* at the end [illegible] first term, complaining that greater willingness to compromise would have permitted en[illegible] of tax cuts. Although he was the only Idahoan to vote for the emergency appropriations [illegible] 1999 to pay for the military operation in Kosovo, he urged President Clinton to accelerate [illegible] to remove United States troops. Despite his call for a middle ground on resource issues, [illegible] dorsed a prohibition on breaching dams along the Columbia and Snake Rivers. He critic[illegible] Clinton for acting unilaterally to expand the Craters of the Moon National Monument [illegible] filed a bill to prevent similar actions.

Simpson had an easier time winning in 2000 than in 1998. His Democratic oppon[illegible] retired Air Force fighter pilot trainer, refused campaign contributions and relied on the In[illegible] to get his message out. It evidently didn't get far: Simpson won 71%–26%. Redistricting [illegible] add more of Boise and Ada County to the 2d District, but will not change the political b[illegible] materially.

Cook's Call *Safe.* In 1998, when Democrats ran their best possible candidate [illegible] Rep. Richard Stallings, it became clear just how Republican Idaho is: In what elsewhere [illegible] good year for Democrats, they still came up short. Simpson should be able to hold onto [illegible] for as long as he wants it.

THE PEOPLE: Pop. 2000: 591,472. Pop. 1990: 503,608, up 17.4% 1990–2000. 90.3% White, 0.5% Bl[illegible] Asian, 1.4% Amer. Indian, 0.1% Hawaiian, 1.9% Two + races, 4.9% Other; 9.1% Hispanic Origin

2000 Presidential Vote

Bush (R)	154,439	(68%)
Gore (D)	60,711	(27%)
Nader (Green)	5,306	(2%)
Others	6,293	(3%)

1996 Presidential Vote

Dole (R)	121,812
Clinton (D)	74,148
Perot (I)	29,388



Rep. Mike Simpson

Elected 1998, 2d term; b. Sep[illegible] 1968–72; WA U. Dental Sch[illegible]

Elected Office: Blackfoo[illegible] 1984–98, Speaker, 1993–98.

Professional Career: Pra[illegible]

DC Office: 1440 LHOB 2[illegible] site. www.house.gov/simpson

District Offices: Boise, 2[illegible] tello, 208-478-4160, Twin Fa[illegible]

[illegible] Agriculture (16th of 27 R): Department Operat[illegible] Agriculture Programs. Resources (22d of 28 R) [illegible] Lands; Water & Power. Transportation & Infrastr[illegible] Veterans' Affairs (13th of 17 R): Health.

Group Ratings

	ADA	ACLU	AFS	LCV	CON	ITIC
[illegible]	[illegible]	21	0	0	38	100
[illegible]	[illegible]	—	16	0	15	—

National Journal Ratings

	1999 LIB	—	1999 CONS
[illegible]	30%	—	70%
[illegible]	29%	—	69%
[illegible]	28%	—	70%

Key Votes of the 106th Congress

[illegible] Rights	N	5. Bar RU-486 $ for FDA	[illegible]
[illegible] Wage	N	6. Display 10 Commandm[illegible]	[illegible]
[illegible] Exp. Bnd.	N	7. Gun Show Bkgrnd. Chc	[illegible]
[illegible] Tax Veto	Y	8. Ban Part.-Birth Abortio[illegible]	[illegible]

Election Results

Mike Simpson (R)
Craig Williams (D)
Others
Mike Simpson (R)
Mike Simpson (R)
Richard H. Stallings (D)
Others

EXHIBIT THIRTY-NINE (39) OF Seventy-Seven (77) exhibits BY JOHN CRAPO JJC/jjc

in the 1980s, while Simpson
. Simpson refused to take US
Americans for Term Limits
s, Governor Phil Batt endorsed
"outsiders" and "out-of-state
,000 households by telemarke
as Richard Stallings, a former
e times; in 1992 he ran again
about his conservative voting
ated with anxiety at falling
ucation; he favored tax cuts
mpson called for trade talks
negotiating NAFTA. Simpson
o, Sun Valley, Boise—but can
ultraconservative northeast

first two years to building rela
ie informal conversations
that reinforced his opposition
ed out to Democrats on econo
told the *Idaho Statesman*
mpromise would have permit
te for the emergency appropri
urged President Clinton to acce
a middle ground on resource
olumbia and Snake Rivers.
s of the Moon National Monu

than in 1998. His Democrat
ign contributions and relied on
mpson won 71%–26%.
ct, but will not change the po

ts ran their best possible cand
publican Idaho is: In what else
mpson should be able to hold

7.4% 1990-2000. 90.3% White, 0.
, 4.9% Other; 9.1% Hispanic Orig

996 Presidential Vote
le (R)
nton (D)
rot (I)

Rep. Mike Simpson (R)

Elected 1998, 2d term; b. Sept. 8, 1950, Burley; home, Blackfoot; UT St. U., 1968–72, WA U. Dental Schl., D.D.S. 1977; Mormon; married (Kathy).

Elected Office: Blackfoot City Cncl., 1982–86; ID House of Reps., 1984–98, Speaker, 1993–98.

Professional Career: Practicing dentist, 1977-present.

DC Office: 1440 LHOB 20515, 202-225-5531; Fax: 202-225-8216; Web site: www.house.gov/simpson.

District Offices: Boise, 208-334-1953; Idaho Falls, 208-523-6701; Pocatello, 208-478-4160; Twin Falls, 208-734-7219.

Committees: Agriculture (16th of 27 R): Department Operations, Oversight, Nutrition & Forestry; Specialty ... Agriculture Programs. *Resources* (22d of 28 R): Forests & Forest Health; National Parks, Rec... Lands; Water & Power. *Transportation & Infrastructure* (24th of 42 R): Aviation, Water Resources ... *Veterans' Affairs* (13th of 17 R): Health.

Group Ratings

	ADA	ACLU	AFS	LCV	CON	ITIC	NTU	COC	ACU	NTLC	CHC
2000	[illegible]	[illegible]	0	0	28	100	63	90	88	73	87
1999	[illegible]	16	0	15	—	57	100	84	—	—	—

National Journal Ratings

	1999 LIB — 1999 CONS	2000 LIB — 2000 CONS
Economic	30% — 70%	29% — 67%
Social	29% — 69%	30% — 68%
Foreign	28% — 70%	25% — 69%

Key Votes of the 106th Congress

1. ...Rights	N	5. Bar RU-486 $ for FDA	Y	9. NATO War in Serbia	N
2. ...Wage	N	6. Display 10 Commandments	Y	10. Perm. Trade with China	Y
3. ...Ergo. Stnd.	N	7. Gun Show Bkgrnd. Checks	N	11. Debt Relief for 3rd World	N
4. ...Tax Veto	Y	8. Ban Part.-Birth Abortion	Y	12. Drop Cuba Econ. Embargo	N

Election Results

2000 general	Mike Simpson (R)	158,912	(71%)	($532,746)
	Craig Williams (D)	58,265	(26%)	
	Others	7,542	(3%)	
2000 primary	Mike Simpson (R)	unopposed		
1998 general	Mike Simpson (R)	91,337	(53%)	($888,208)
	Richard H. Stallings (D)	77,736	(45%)	($648,952)
	Others	4,872	(3%)	

EXHIBIT FORTY (40) OF Seventy-Seven (77) exhibits BY JOHN CRAPO

JJC/jjc

SIXTEENTH DISTRICT

El Paso, Texas, and Juarez, Mexico, face each other across the narrow Rio Grande, their [illegible] shaded streets spread out below the rough brown face of Comanche Peak, two border cities [illegible] rounded by hundreds of miles of some of North America's most rugged and desolate landscape [illegible] 400 miles from Phoenix and 600 from Dallas-Fort Worth. There is much history here; [illegible] claims the first Thanksgiving took place in San Elizario near El Paso in 1598, and there [illegible] Spanish conquistadors coming through the pass of the north, El Paso del Norte, years before [illegible] In the 1950s, El Paso and Juarez each had a population of 140,000; now the U.S. Census counts [illegible] 679,000 in El Paso and estimates are that some 1.4 million live in and around Juarez. This [illegible] bilingual, bicultural pair of cities, where most people have a Mexican heritage; the thrust of [illegible] comes from the fertile union of a Spanish speaking people and an English-speaking economy [illegible] Paso is one of the lowest-wage cities in the U.S., Juarez one of the highest-wage in Mexico [illegible] *maquiladora* plants pioneered a cross-border economy and the NAFTA strengthened it, and [illegible] not all low-skill either; there is a big General Motors technical center, south of the border [illegible]

But free trade doesn't necessarily mean porous borders. In September 1993, El Paso [illegible] migration and Naturalization Service leader Silvestre Reyes started Operation Hold the [illegible] positioning 400 officers on the border instead of trying to intercept illegals after they had [illegible] crossed into El Paso (amazingly enough, that had been firmly-rooted INS policy). Mexico [illegible] plained about threats to its sovereignty, merchants worried about loss of sales, a few home[illegible] fretted about finding domestic help. But in El Paso auto thefts were down 30%, burglaries [illegible] robberies were down, beggars were absent from the streets, fewer Mexicans were having [illegible] in El Paso hospitals; the move was almost universally popular north of the border and has [illegible] accepted to the south. The law finally was being enforced by an agency that had long said [illegible] impossible; Californians began asking why the INS couldn't hold the line in their state [illegible]

The 16th Congressional District of Texas is made up of most of the city of El Paso [illegible] communities along the Rio Grande, and giant Fort Bliss to the north. A full 78% of the [illegible] here are Latino. For many years politics divided people on ethnic lines, with most Anglos Rep[illegible] lican and Latinos Democratic. El Paso feels distant from the rest of Texas; it is even in a differ[illegible] time zone. During his first four years as governor, George W. Bush paid close attention to [illegible] and in 1998 he carried El Paso County 50%–49%—a considerable achievement given the over[illegible] whelmingly Latino electorate. In 2000, when he ran for president, Bush lost the county to [illegible] Gore, but still won a respectable 40%

The congressman from the 16th District is Silvestre Reyes, who was elected as a Democrat [illegible] in 1996. He grew up on a farm in Canutillo, five miles north of El Paso, the oldest of 10 children [illegible] he went to college in El Paso and Austin. He served in the Army in Vietnam, then "took as [illegible] civil service tests as I could, and the Border Patrol called" in 1969. He worked for the INS [illegible] cities in Texas and Glynco, Georgia, and returned to El Paso in 1993 as chief patrol agent [illegible] he got there he found that "people could basically cross the border at any time, whenever [illegible] wanted to." More than 40 boatmen ran "what were essentially international ferries" with [illegible] illegals crossing the border every day. By instituting his Operation Hold the Line against the [illegible] of many border agents eager to get credit for apprehending aliens, he reduced the flow by [illegible] than half. By November 1995 Reyes's name recognition was 65%, higher than most elected [illegible] cials; he resigned from the INS and started running for Congress as a Democrat. [illegible]

Reyes talked of the need for integrity and common sense. His target was Ron Coleman [illegible] Democrat first elected in 1982, around whom scandals lurked: he had 673 overdrafts at the [illegible] bank, he was accused by Texas Attorney General Dan Morales on *60 Minutes* of trying [illegible] prosecution of a local developer. In December 1995 Coleman announced he was retiring [illegible] legislative assistant for 13 years, Jose Luis Sanchez, ran with backing from Coleman [illegible] unions. Sanchez harshly attacked Reyes as a crypto-Republican, pointing out that his [illegible] treasurer had worked for Republicans in the past and that he had the support of Rep[illegible] former Mayor Jonathan Rogers, and criticizing Reyes for backing a capital gains tax [illegible] Sanchez mailing read, "Two of a kind: Gingrich and Reyes." Reyes hewed to his moder[illegible] form, calling for water conservation research, a capital gains tax cut, promoting high[illegible]

[illegible] more highways and border crossin[illegible] [illegible] unions pressed hard in the runoff; but [illegible] 48%. In surmounting political stereotype[illegible] [illegible] are amazed that Hispanics react like [illegible] [illegible]tion."

In the House, Reyes' voting record fell an[illegible] [illegible] permanent solution for the border is [illegible] [illegible] unnecessary, and he opposed a nation[illegible] [illegible] correspond to a congressional mandate [illegible] [illegible] against decertification of Mexico for its d[illegible] [illegible] economy. He backs retraining for [illegible] [illegible] it is a great success. He was a late-de[illegible] [illegible] normal trade relations with Chin[illegible] [illegible] and water conservation, and to pron[illegible] [illegible] as an Armed Services Committee m[illegible] [illegible] gasoline through the Longhorn Pipelin[illegible] [illegible] from Clinton in exchange for su[illegible] [illegible] from Environmental Protection Age[illegible] [illegible] has easily won reelection. In 2001 [illegible] became chairman of the Hispanic Cauc[illegible] [illegible] ship by recruiting and providing fina[illegible] [illegible] documenting the huge increase in Hi[illegible] [illegible] electing an additional six to 10 Hispa[illegible] [illegible] conflicts with Anglo and black Democ[illegible] [illegible] has been to increase economic grow[illegible] [illegible] problem. The 16th District is ou[illegible] [illegible] miles of desert; it needs only to a[illegible] [illegible] standard.

Cook's Call *Safe.* This heavily Dem[illegible] [illegible] 2001 is a safe haven for Reyes. It will [illegible]

[illegible] Pop. 2000: 620,847; Pop. 1990: 56[illegible] [illegible] Amer. Indian, 0.1% Hawaiian, 3.2% Tw[illegible]

Presidential Vote

[illegible]	79,562	(60%)
[illegible]	54,070	(40%)

Rep. Silves[illegible]

Elected 1996, 3d [illegible] Commun. Col., A[illegible]

Military Caree[illegible]

Elected Office[illegible]

Professional C[illegible]

DC Office: 15[illegible] site: www.house.[illegible]

District Office[illegible]

[illegible] Armed Services (10th of 28 D): Mil[illegible] [illegible] Select Committee on Intelligence ([illegible] [illegible] & Tactical Intelligence. Veterans' A[illegible]

EXHIBIT FORTY-ONE (41) OF
Seventy-Seven (77) Exhibits
BY JOHN CRAPO
JJC(1)c

face each other across the narrow Rio Grande, the
rough brown face of Comanche Peak, two border cit
e of North America's most rugged and desolate land
om Dallas-Fort Worth. There is much history here
ace in San Elizario near El Paso in 1598, and there
h the pass of the north, El Paso del Norte, years befor
had a population of 140,000; now the U.S. Census co
that some 1.4 million live in and around Juarez.
e most people have a Mexican heritage; the thrust of
nish speaking people and an English-speaking econ
in the U.S., Juarez one of the highest-wage in
border economy and the NAFTA strengthened it,
eneral Motors technical center, south of the border
y mean porous borders. In September 1993, El Pa
leader Silvestre Reyes started Operation Hold
instead of trying to intercept illegals after they had
th, that had been firmly-rooted INS policy). Me
merchants worried about loss of sales, a few hom
ut in El Paso auto thefts were down 30%, burgla
ent from the streets, fewer Mexicans were havin
ost universally popular north of the border and
vas being enforced by an agency that had long
why the INS couldn't hold the line in their state
f Texas is made up of most of the city of El Paso
d giant Fort Bliss to the north. A full 78% of th
divided people on ethnic lines, with most Anglo
eels distant from the rest of Texas; it is even in a di
governor, George W. Bush paid close attention
50%–49%—a considerable achievement given
when he ran for president, Bush lost the coun

strict is Silvestre Reyes, who was elected as a Dem
illo, five miles north of El Paso, the oldest of 10
He served in the Army in Vietnam, then took
ler Patrol called" in 1969. He worked for the INS
returned to El Paso in 1993 as chief patrol agent
d basically cross the border at any time, whe
'what were essentially international ferries'
nstituting his Operation Hold the Line against
for apprehending aliens, he reduced the flow
me recognition was 65%, higher than most
ed running for Congress as a Democrat
v and common sense. His target was Ron
om scandals lurked: he had 673 overdrafts
General Dan Morales on *60 Minutes* of
ber 1995 Coleman announced he was retirin
s Sanchez, ran with backing from Colema
s a crypto-Republican, pointing out that his
the past and that he had the support of
izing Reyes for backing a capital gains tax
igrich and Reyes." Reyes hewed to his mode
rch, a capital gains tax cut, promoting high

veloping more highways and border crossings. After Reyes led the primary 42%–28%, Sanchez and the unions pressed hard in the runoff, but Reyes won 51%–49%. He won the general election 70%–28%. In surmounting political stereotypes, Reyes said, "The one thing I find curious is that people are amazed that Hispanics react like other groups. We're concerned about crime, taxes, education."

In the House, Reyes' voting record fell among moderates in the Democratic Caucus. He said that the permanent solution for the border is economic stabilization for Mexico. He said a border fence is unnecessary, and he opposed a national identification card. He objected when Bill Clinton failed to respond to a congressional mandate for 1,000 additional Border Patrol agents. He spoke against decertification of Mexico for its drug enforcement record, saying it would upset the Mexican economy. He backs retraining for workers displaced by NAFTA, though he says that overall it is a great success. He was a late-deciding opponent of fast track in 1997, but backed permanent normal trade relations with China. Reyes has also worked on border environmental problems and water conservation, and to promote high-tech jobs and Fort Bliss, which he works to protect as an Armed Services Committee member. He actively backed the controversial pumping of gasoline through the Longhorn Pipeline from Houston to El Paso, and pressured to get a commitment from Clinton in exchange for supporting PNTR; Clinton granted approval despite objections from Environmental Protection Agency officials.

Reyes has easily won reelection. In 2001 he got a seat on the Intelligence Committee. He also became chairman of the Hispanic Caucus, and set as a major priority the expansion of its membership by recruiting and providing financial help to prospective candidates. With Census figures documenting the huge increase in Hispanic population nationwide, he set a formidable goal of electing an additional six to 10 Hispanics to Congress in the 2002 election; that could cause conflicts with Anglo and black Democrats in Texas, California and elsewhere. Another priority has been to increase economic growth along the Texas-Mexico boundary. Redistricting should be no problem. The 16th District is out in one corner of the state, connected to the rest of Texas by miles of desert; it needs only to add some more territory in El Paso County to meet the population standard.

Cook's Call · *Safe*. This heavily Democratic district, one of only 10 in Texas carried by Gore in 2000, is a safe haven for Reyes. It will need to pick up about 30,000 people in redistricting.

THE PEOPLE: Pop. 2000, 620,847; Pop. 1990: 566,238, up 9.6% 1990–2000. 74.3% White, 3% Black, 1% Asian, 0.8% Amer. Indian, 0.1% Hawaiian, 3.2% Two + races, 17.5% Other; 78% Hispanic Origin.

2000 Presidential Vote			1996 Presidential Vote		
Gore (D)	79,562	(60%)	Clinton (D)	80,475	(63%)
Bush (R)	54,070	(40%)	Dole (R)	40,983	(32%)
			Perot (I)	5,902	(5%)



Rep. Silvestre Reyes (D)

Elected 1996, 3d term; b. Nov. 10, 1944, Canutillo; home, El Paso; El Paso Commun. Col., A.A. 1977, Catholic, married (Carolina).

Military Career: Army, 1966–68 (Vietnam).

Elected Office: Canutillo Schl. Board, 1968–70.

Professional Career: Border Patrol Agent, 1969–95.

DC Office: 1527 LHOB 20515, 202-225-4831; Fax: 202-225-2016; Web site: www.house.gov/reyes

District Office: El Paso, 915-534-4400.

Committees: *Armed Services* (10th of 28 D): Military Installations & Facilities; Military Research & Development. *Permanent Select Committee on Intelligence* (7th of 9 D): Human Intelligence, Analysis & Counterintelligence; Technical & Tactical Intelligence. *Veterans' Affairs* (6th of 14 D): Benefits (RMM).


EXHIBIT Forty-TWO (42) OF Seventy-
seven (77) exhibits
BY JOHN CRAPO, Pro Se
JJC/jjc

bents were based in the new 8th District. Stephen Solarz of Brooklyn, a lead backer of the Gulf war resolution, shied away from running in leftish Manhattan and ran and lost in the Hispanic-majority 12th District. That left the 8th to Manhattan's Ted Weiss, long an Upper West Side icon. But he died the day before the September primary (which he won anyway). The nomination was decided by a convention of almost 1,000 county Democratic committee members, many of them involved in acerbic ideological and personal squabbles for decades. The key vote was procedural, for a system of weighted voting under which Nadler won 62% of the votes and Councilwoman Ronnie Eldridge 21%; opponents decried this system (after they lost), perhaps with reason. Nadler became the Democratic nominee and thus congressman. He has not been seriously challenged since.

Nadler's voting record has been among the most liberal in the House. Over the opposition of John Dingell, he pushed to passage the "Nadler rule" which restricted ranking members of full committees from taking any ranking subcommittee posts on their panels as well. He opposed bankruptcy reform, saying the bill's tighter restrictions were "a wishlist of every big money special interest group." He fought developer Donald Trump's attempts to alter the West Side Highway to accommodate his luxury housing projects; though the highway's fate remains up in the air, Trump won construction of a huge development on old rail yards between 59th and 72nd Streets. (In a book, Trump termed Nadler "one of the most egregious hacks in contemporary politics.") Although his district includes Wall Street, he strongly opposes individual investment accounts in Social Security. He fought to get more rail competition east of the Hudson as Conrail was being carved up by CSX and the Norfolk Southern, and worked to save Amtrak.

His greatest project is a rail-freight tunnel under the Hudson, from the 65th Street rail yard in Bay Ridge to little-used rail yards in either Bayonne, New Jersey or Staten Island. Lack of a rail-freight line means that New York gets only about 3% of its freight by rail, compared to 40% in the average large city; cheaper freight could help rebuild small manufacturing in New York and could revive the Brooklyn docks, which were abandoned by Governor Nelson Rockefeller in the 1960s when vessels began the switch to container cargo. The cost would be huge—perhaps more than $2 billion—but it could provide the manufacturing jobs New York has thoughtlessly cast away and a way upward for the city's economy and its hundreds of thousands of new immigrants. Nadler's proposal was ridiculed for years. But he persisted. In 1997 Mayor Rudolph Giuliani endorsed it, and others have come to appreciate it as well; if it is ever built, it would be an impressive monument for a career. The two also have sought to develop the waterfront. In one of Bill Clinton's final actions as president in January 2001, he embraced one of Nadler's projects with an executive order designating two fortresses on Governor's Island in New York harbor as national monuments, which could lead to return of the centuries-old military base to New York State.

Nadler achieved more prominence during the impeachment hearings in late 1998. He was one of several Judiciary members who peppered Republicans with questions, objections, high-minded arguments and low-minded ridicule in what Nadler called a "partisan coup d'état." Nadler seemed to take delight in interjecting comments, and perhaps irritating Chairman Henry Hyde; but he showed a fine mind, a quick wit, and an ability to make strong arguments. He argued that Clinton didn't commit perjury or obstruct justice, and that even if he had, the offenses would not be impeachable. He was cheered and feted in Manhattan as never before. His verdict: "It would have been better for the country if this whole thing hadn't happened. But if it had to happen, I'm glad I was on the Judiciary Committee. After all, the reason I got into public life was to be at the center of important things." But as Clinton left office, Nadler lamented, "I'm angry at the President for giving the Republicans a target in all this."

In the 107th Congress, Nadler became ranking Democrat on the Constitution Subcommittee, which has become an ideological battleground especially as Republicans advocate constitutional amendments to overturn court rulings. He also has been a leading foe of abortion bills, including legislation designed to protect the human fetus. Nadler was among the first congressional Democrats to support Bill Bradley in the 2000 primaries, objecting to Al Gore's mixed record on abortion, among other things. He has been re-elected without difficulty.

poses a threat and drawin
ained good connections in A
Cook's Call. *Safe.* Nadler will
has not grown as quick
new people in redistrict
Pop. 2000: 618,987; Pop. 199
Indian, 0.1% Hawaiian,

2000 Presidential Vote

170,135
37,600
12,996
1,256



Rep. J
Elected 1
lumbia U.
Elected
Professi
DC Offi
Site: www.
District

(5th of 17 D): Co
(19th of 34 D): Hig

Group Ratings

	ACLU	AFS	LC
	86	100	9
		100	10

National Journal Ratings

2001		1999 LIB	—	19
	88%	—		
	87%	—		
	93%	—		

Votes of the 106th Congress

Y 5. Ba
Y 6. Disp
Y 7. Gun
N 8. Ban

Election Results

Jerrold Nadler (D-L-W
Marian S. Henry (R)
Others
Jerrold Nadler (D)
Jerrold Nadler (D-L)
Theodore Howard (R)

NINTH DISTRICT

word used to aro
where they were fr

EXHIBIT Forty-three (43)
OF Seventy-Seven (77) exhibits
BY John CRAPO. PRO SE

tephen Solarz of Brooklyn, a lead backer of the
leftish Manhattan and ran and lost in the Hud
lanhattan's Ted Weiss, long an Upper West Side
rimary (which he won anyway). The nomination
unty Democratic committee members, many of the
squabbles for decades. The key vote was procedu
ch Nadler won 62% of the votes and Councilwo
s system (after they lost), perhaps with reason.
congressman. He has not been seriously challeng

g the most liberal in the House. Over the oppositi
"Nadler rule" which restricted ranking membe
ubcommittee posts on their panels as well. He
Is tighter restrictions were "a wishlist of every
eveloper Donald Trump's attempts to alter the W
ousing projects; though the highway's fate rema
huge development on old rail yards between 59th
ller "one of the most egregious hacks in contemp
all Street, he strongly opposes individual investm
more rail competition east of the Hudson as Co
k Southern, and worked to save Amtrak.
nel under the Hudson, from the 65th Street ra
er Bayonne, New Jersey or Staten Island. Lat
only about 3% of its freight by rail, compared to
ould help rebuild small manufacturing in New
were abandoned by Governor Nelson Rockefel
o container cargo. The cost would be huge—p
the manufacturing jobs New York has thought
economy and its hundreds of thousands of h
for years. But he persisted: In 1997 Mayor Ru
to appreciate it as well; if it is ever built, it wo
two also have sought to develop the waterfront
in January 2001, he embraced one of Nadler's
ng two fortresses on Governor's Island in New
ld lead to return of the centuries-old military ba

ring the impeachment hearings in late 1998, H
pered Republicans with questions, objection
in what Nadler called a "partisan coup d'etat
comments, and perhaps irritating Chairman H
nt, and an ability to make strong arguments
or obstruct justice, and that even if he had
cheered and feted in Manhattan as never befor
country if this whole thing hadn't happened. Bu
ary Committee. After all, the reason I got into p
gs." But as Clinton left office, Nadler lamented
icans a target in all this."
ranking Democrat on the Constitution Subcom
nd especially as Republicans advocate constitu
also has been a leading foe of abortion restri
e human fetus. Nadler was among the han
adley in the 2000 primaries, objecting to A
s. He has been re-elected without difficulty. Al

redistricting poses a threat and drawing a similar Manhattan-Brooklyn district poses a challenge, he has retained good connections in Albany and likely will survive.

Cook's Call *Safe.* Nadler will never be targeted in this heavily Democratic, very liberal district. But, it has not grown as quickly as others in the state and needs to expand and pick-up almost 40,000 new people in redistricting.

THE PEOPLE: Pop. 2000 618,987. Pop. 1990 581,453, up 6.5% 1990–2000. 75.2% White, 6.5% Black, 10.4% Asian, 0.2% Amer. Indian, 0.1% Hawaiian, 3.2% Two+ races, 4.5% Other; 11.5% Hispanic Origin.

2000 Presidential Vote

Gore (D)	170,136	(77%)
Bush (R)	37,600	(17%)
Nader (Green)	12,996	(6%)
Others	1,256	(1%)

1996 Presidential Vote

Clinton (D)	147,864	(81%)
Dole (R)	30,141	(16%)
Perot (I)	5,142	(3%)

Rep. Jerrold Nadler (D)

Elected 1992, 5th term; b. June 13, 1947, Brooklyn; home, Manhattan; Columbia U., B.A. 1970, Fordham U., J.D. 1978; Jewish; married (Joyce Miller).

Elected Office: NY Assembly, 1976–92.

Professional Career: Legis. Asst., NY Assembly, 1972; Law Clerk, 1976.

DC Office: 2334 RHOB 20515, 202-225-5635; Fax: 202-225-6923; Web site: www.house.gov/nadler

District Offices: Brooklyn, 718-373-3198; Manhattan, 212-367-7350.

Committees: *Judiciary* (5th of 17 D): Commercial & Administrative Law; The Constitution (RMM). *Transportation & Infrastructure* (9th of 34 D): Highways & Transit; Railroads.

Group Ratings

	ADA	ACLU	AFS	LCV	CON	ITIC	NTU	COC	ACU	NTLC	CHC
2000	95	86	100	93	58	47	28	28	4	12	0
1999	100	—	100	100	66	—	26	12	0	—	—

National Journal Ratings

	1999 LIB	—	1999 CONS	2000 LIB	—	2000 CONS
Economic	88%	—	0%	81%	—	16%
Social	87%	—	0%	91%	—	6%
Foreign	93%	—	5%	97%	—	0%

Key Votes of the 108th Congress

1. Patient Bill of Rights	Y	5. Bar RU-486 $ for FDA	N	9. NATO War in Serbia	Y
2. Accelerate Min. Wage	Y	6. Display 10 Commandments	N	10. Perm. Trade with China	N
3. Strike Ban on Ergo. Stnd	Y	7. Gun Show Bkgrnd. Checks	Y	11. Debt Relief for 3rd World	Y
4. Ovrd. Estate Tax Veto	N	8. Ban Part.-Birth Abortion	N	12. Drop Cuba Econ. Embargo	Y

Election Results

2000 general	Jerrold Nadler (D-L-WF)	150,273	(81%)	($484,835)
	Marian S. Henry (R)	27,057	(15%)	
	Others	7,639	(4%)	
2000 primary	Jerrold Nadler (D)	unopposed		
1998 general	Jerrold Nadler (D-L)	112,948	(86%)	($336,133)
	Theodore Howard (R)	18,383	(14%)	

NINTH DISTRICT

Brooklyn. The single word used to arouse laughter in a comedian's monologue, applause when someone said that's where they were from. It evoked an accent that twisted the English language

EXHIBIT Forty-Four (43) OF Seventy-Seven (77) Exhibits
BY JOHN CRAPO, Pro Se JJC/jjc

HOUSE ADMINISTRATION

1309 Longworth
www.house.gov/cha 202-225-8281

Majority (R 6): Ney (OH), Chmn.; Ehlers (MI), Mica (FL), Linder (GA), Doolittle (CA), Reynolds (NY)
Minority (D 3): Hoyer (MD), RMM; Fattah (PA), Davis (FL)

NO SUBCOMMITTEES

INTERNATIONAL RELATIONS

2170 Rayburn
www.house.gov/international_relations 202-225-5021

Majority (R 26): Hyde (IL), Chmn.; Gilman (NY), Leach (IA), Bereuter (NE), Smith (NJ), Burton (IN), Gallegly (CA), Ros-Lehtinen (FL), Ballenger (NC), Rohrabacher (CA), Royce (CA), King (NY), Chabot (OH), Houghton (NY), McHugh (NY), Burr (NC), Cooksey (LA), Tancredo (CO), Paul (TX), Smith (MI), Pitts (PA), Issa (CA), Cantor (VA), Flake (AZ), Kerns (IN), Davis (VA)
Minority (D 23): Lantos (CA), RMM; Berman (CA), Ackerman (NY), Faleomavaega (AS), Payne (NJ), Menendez (NJ), Brown (OH), McKinney (GA), Hilliard (AL), Sherman (CA), Wexler (FL), Davis (FL), Engel (NY), Delahunt (MA), Meeks (NY), Lee (CA), Crowley (NY), Hoeffel (PA), Blumenauer (OR), Berkley (NV), Napolitano (CA), Schiff (CA), Watson (CA)

SUBCOMMITTEES

Africa
Majority (R 5): Royce, Chmn.; Houghton, Tancredo, Flake, Kerns
Minority (D 4): Payne, RMM; Meeks, Lee, Hilliard

East Asia & the Pacific
Majority (R 8): Leach, Chmn.; Rohrabacher, Smith (NJ), Royce, Chabot, Burr, Issa, Flake
Minority (D 7): Faleomavaega, RMM; Brown, Davis, Blumenauer, Ackerman, Meeks, 1 vacancy

Europe
Majority (R 10): Gallegly, Chmn.; Bereuter, King, Burr, Cooksey, Smith (MI), Gilman, Leach, Burton, Cantor
Minority (D 8): Hilliard, RMM; Sherman, Wexler, Davis, Engel, Delahunt, Lee, Crowley

International Operations and Human Rights
Majority (R 6): Ros-Lehtinen, Chmn.; Smith (NJ), Paul, Ballenger, Tancredo, Pitts
Minority (D 4): McKinney, RMM; Menendez, Napolitano, Schiff

Middle East & South Asia
Majority (R 11): Gilman, Chmn.; Burton, Chabot, McHugh, Pitts, Issa, Cantor, Davis, Rohrabacher, King, Cooksey
Minority (D 9): Ackerman, RMM; Berman, Sherman, Wexler, Engel, Crowley, Hoeffel, Berkley, Schiff

Western Hemisphere
Majority (R 6): Ballenger, Chmn.; Gallegly, Ros-Lehtinen, Paul, Smith (MI), Davis
Minority (D 5): Menendez, RMM; Delahunt, Napolitano, Faleomavaega, Payne

JUDICIARY

2138 Rayburn
www.house.gov/judiciary 202-225-3951

Majority (R 21): Sensenbrenner (WI), Chmn.; Hyde (IL), Gekas (PA), Coble (NC), Smith (TX), Gallegly (CA), Goodlatte (VA), Chabot (OH), Barr (GA), Jenkins (TN), Hutchinson (AR), Cannon (UT), Graham (SC), Bachus (AL), Scarborough (FL), Hostettler (IN), Green (WI), Keller (FL), Issa (CA), Hart (PA), Flake (AZ)
Minority (D 17): Conyers (MI), RMM; Frank (MA), Berman (CA), Boucher (VA), Nadler (NY), Scott (VA), Watt (NC), Lofgren (CA), Jackson Lee (TX), Waters (CA), Meehan (MA), Delahunt (MA), Wexler (FL), Baldwin (WI), Weiner (NY), Schiff (CA), 1 vacancy

SUBCOMMITTEES

Commercial & Administrative Law
Majority (R 7): Barr, Chmn.; Flake, Gekas, Green, Issa, Chabot, Hart
Minority (D 5): Watt, RMM; Nadler, Baldwin, Weiner, Waters

EXHIBIT Forty-FIVE (45) OF Seventy-Seven (77) exhibits BY JOHN CRAPO, PRO SE

Housing & Community Opportunity
Majority (R 14): Roukema, Chmn.; Green, Vice Chmn.; Bereuter, Bachus, King, Ney, Barr, Kelly, Ri... Miller, Cantor, Grucci, Rogers, Tiberi
Minority (D 12): Frank, RMM; Velazquez, Carson, Lee, Schakowsky, Tubbs Jones, Capuano, Waters, Wa... Clay, Israel, 1 vacancy

International Monetary Policy & Trade
Majority (R 14): Bereuter, Chmn.; Ose, Vice Chmn., Roukema, Baker, Castle, Ryun, Manzullo, Bigger... Green, Toomey, Shays, Miller, Capito, Ferguson
Minority (D 13): Sanders, RMM; Waters, Frank, Watt, Carson, Lee, Kanjorski, Sherman, Schakowsk... Maloney (NY), Gutierrez, Velazquez, Bentsen

Oversight & Investigations
Majority (R 11): Kelly, Chmn., Paul, Vice Chmn., King, Ney, Cox, Weldon, Jones, Shadegg, Fossella, Canto... Tiberi
Minority (D 10): Gutierrez, Chmn.; Bentsen, Inslee, Schakowsky, Moore, Tubbs Jones, Capuano, Sher... Crowley, Clay

GOVERNMENT REFORM

2167 Rayburn
202-225-5074
www.house.gov/reform

Majority (R 24): Burton (IN), Chmn., Gilman (NY), Morella (MD), Shays (CT), Ros-Lehtinen (FL), McHugh (NY), Horn (CA), Mica (FL), Davis (VA), Souder (IN), Scarborough (FL), LaTourette (OH), Barr (GA), Miller (FL), Ose (CA), Lewis (KY), Davis (VA), Platts (PA), Weldon (FL), Cannon (UT), Putnam (FL), Otter (ID), Schrock (VA), Duncan (TN)
Minority (D 19): Waxman (CA), RMM; Lantos (CA), Owens (NY), Towns (NY), Kanjorski (PA), Mink (HI), Maloney (NY), Norton (DC), Cummings (MD), Kucinich (OH), Blagojevich (IL), Davis (IL), Tierney (MA), Turner (TX), Allen (ME), Schakowsky (IL), Clay (MO), 2 vacancies
Independent (1) Sanders (I-VT)

SUBCOMMITTEES

Census
Majority (R 5): Miller, Chmn., Cannon, Vice Chmn., Souder, Barr, 1 vacancy
Minority (D 3): Clay, RMM; Maloney, Davis

Civil Service & Agency Organization
Majority (R 6): Scarborough, Chmn., Weldon, Vice Chmn., Morella, Mica, Souder, Otter
Minority (D 4): Davis, RMM; Owens, Norton, Cummings

Criminal Justice, Drug Policy & Human Resources
Majority (R 9): Souder, Chmn., Gilman, Vice Chmn., Ros-Lehtinen, Mica, Barr, Miller, Ose, Davis, Weldon
Minority (D 6): Cummings, RMM; Blagojevich, Sanders, Davis, Turner, Allen, 1 vacancy

District of Columbia
Majority (R 4): Morella, Chmn.; Platts, Vice Chmn., Davis, Scarborough
Minority (D 3): Norton, RMM; 2 vacancies

Energy Policy, Natural Resources and Regulatory Affairs
Majority (R 8): Ose, RMM, Otter, Vice Chmn.; Shays, McHugh, LaTourette, Cannon, 2 vacancies
Minority (D 6): Tierney, RMM, Lantos, Towns, Mink, Kucinich, Blagojevich

Government Efficiency, Financial Management & Intergovernmental Relations
Majority (R 5): Horn, Chmn.; Lewis, Vice Chmn., Miller, Ose, Putnam
Minority (D 4): Schakowsky, RMM; Owens, Kanjorski, Maloney

National Security, Veterans' Affairs & Intl. Relations
Majority (R 11): Shays, Chmn., Putnam, Gilman, Ros-Lehtinen, McHugh, LaTourette, Lewis, Platts, Weldon, Otter, Schrock
Minority (D 9): Kucinich, RMM; Sanders, Allen, Lantos, Tierney, Schakowsky, Clay, 2 vacancies

Technology & Procurement Policy
Majority (R 4): Davis (VA), Chmn., Davis (VA), Vice Chmn., Horn, Ose
Minority (D 3): Turner, RMM, Kanjorski, Mink

HOUSE ADMINISTRATION

www.house.gov/cha
Majority (R 6): Ney (OH), Chmn.; Ehlers (MI), M...
Minority (D 3): Hoyer (MD), RMM; Fattah (PA), ...

NO SUBC...

INTERNATIONAL RELATIONS

www.house.gov/international_relations
Majority (R 26): Hyde (IL), Chmn.; Gilman (NY), ... Gallegly (CA), Ros-Lehtinen (FL), Ballenger (... (OH), Houghton (NY), McHugh (NY), Burr ... (MI), Pitts (PA), Issa (CA), Cantor (VA), Flake...
Minority (D 23): Lantos (CA), RMM; Berman (C... Menendez (NJ), Brown (OH), McKinney (GA)... Engel (NY), Delahunt (MA), Meeks (NY), Le... Berkley (NV), Napolitano (CA), Schiff (CA), ...

SUBCO...

Africa
Majority (R 5): Royce, Chmn., Houghton, Tancre...
Minority (D 4): Payne, RMM; Meeks, Lee, Hilliar...

East Asia & the Pacific
Majority (R 8): Leach, Chmn.; Rohrabacher, Smit...
Minority (D 7): Faleomavaega, RMM; Brown, Dav...

Europe
Majority (R 10): Gallegly, Chmn.; Bereuter, King... Cantor
Minority (D 8): Hilliard, RMM, Sherman, Wexler...

International Operations and Human Rights
Majority (R 6): Ros-Lehtinen, Chmn.; Smith (NJ...
Minority (D 4): McKinney, RMM; Menendez, Na...

Middle East & South Asia
Majority (R 11): Gilman, Chmn.; Burton, Chabot... Cooksey
Minority (D 9): Ackerman, RMM; Berman, Sher...

Western Hemisphere
Majority (R 6): Ballenger, Chmn.; Gallegly, Ros-L...
Minority (D 5): Menendez, RMM, Delahunt, Na...

JUDICIARY

www.house.gov/judiciary
Majority (R 21): Sensenbrenner (WI), Chmn.; ... (CA), Goodlatte (VA), Chabot (OH), Barr (... ham (SC), Bachus (AL), Scarborough (FL), ... (PA), Flake (AZ)
Minority (D 17): Conyers (MI), RMM; Frank (M... Watt (NC), Lofgren (CA), Jackson Lee (T... (FL), Baldwin (WI), Weiner (NY), Schiff (C...

SUBC...

Commercial & Administrative Law
Majority (R 7): Barr, Chmn.; Flake, Gekas, Gree...
Minority (D 5): Watt, RMM; Nadler, Baldwin, W...

EXHIBIT Forty-Six (46) OF Seventy-Seven (77) exhibits
B- John CRAPO, PRO SE
JJC/jjc

HOUSE ADMINISTRATION

1309 Longworth
www.house.gov/cha 202-225-8281

Majority (R 6): Ney (OH), Chmn.; Ehlers (MI), Mica (FL), Linder (GA), Doolittle (CA), Reynolds (NY)
Minority (D 3): Hoyer (MD), RMM; Fattah (PA), Davis (FL)

NO SUBCOMMITTEES

INTERNATIONAL RELATIONS

2170 Rayburn
www.house.gov/international_relations 202-225-5021

Majority (R 26): Hyde (IL), Chmn.; Gilman (NY), Leach (IA), Bereuter (NE), Smith (NJ), Burton (IN), Gallegly (CA), Ros-Lehtinen (FL), Ballenger (NC), Rohrabacher (CA), Royce (CA), King (NY), Chabot (OH), Houghton (NY), McHugh (NY), Burr (NC), Cooksey (LA), Tancredo (CO), Paul (TX), Smith (MI), Pitts (PA), Issa (CA), Cantor (VA), Flake (AZ), Kerns (IN), Davis (VA)
Minority (D 23): Lantos (CA), RMM; Berman (CA), Ackerman (NY), Faleomavaega (AS), Payne (NJ), Menendez (NJ), Brown (OH), McKinney (GA), Hilliard (AL), Sherman (CA), Wexler (FL), Davis (FL), Engel (NY), Delahunt (MA), Meeks (NY), Lee (CA), Crowley (NY), Hoeffel (PA), Blumenauer (OR), Berkley (NV), Napolitano (CA), Schiff (CA), Watson (CA)

SUBCOMMITTEES

Africa
Majority (R 5): Royce, Chmn.; Houghton, Tancredo, Flake, Kerns
Minority (D 4): Payne, RMM; Meeks, Lee, Hilliard

East Asia & the Pacific
Majority (R 8): Leach, Chmn.; Rohrabacher, Smith (NJ), Royce, Chabot, Burr, Issa, Flake
Minority (D 7): Faleomavaega, RMM; Brown, Davis, Blumenauer, Ackerman, Meeks, 1 vacancy

Europe
Majority (R 10): Gallegly, Chmn.; Bereuter, King, Burr, Cooksey, Smith (MI), Gilman, Leach, Burton, Cantor
Minority (D 8): Hilliard, RMM; Sherman, Wexler, Davis, Engel, Delahunt, Lee, Crowley

International Operations and Human Rights
Majority (R 6): Ros-Lehtinen, Chmn.; Smith (NJ), Paul, Ballenger, Tancredo, Pitts
Minority (D 4): McKinney, RMM; Menendez, Napolitano, Schiff

Middle East & South Asia
Majority (R 11): Gilman, Chmn.; Burton, Chabot, McHugh, Pitts, Issa, Cantor, Davis, Rohrabacher, King, Cooksey
Minority (D 9): Ackerman, RMM; Berman, Sherman, Wexler, Engel, Crowley, Hoeffel, Berkley, Schiff

Western Hemisphere
Majority (R 6): Ballenger, Chmn.; Gallegly, Ros-Lehtinen, Paul, Smith (MI), Davis
Minority (D 5): Menendez, RMM; Delahunt, Napolitano, Faleomavaega, Payne

JUDICIARY

2138 Rayburn
www.house.gov/judiciary 202-225-3951

Majority (R 21): Sensenbrenner (WI), Chmn.; Hyde (IL), Gekas (PA), Coble (NC), Smith (TX), Gallegly (CA), Goodlatte (VA), Chabot (OH), Barr (GA), Jenkins (TN), Hutchinson (AR), Cannon (UT), Graham (SC), Bachus (AL), Scarborough (FL), Hostettler (IN), Green (WI), Keller (FL), Issa (CA), Hart (PA), Flake (AZ)
Minority (D 17): Conyers (MI), RMM; Frank (MA), Berman (CA), Boucher (VA), Nadler (NY), Scott (VA), Watt (NC), Lofgren (CA), Jackson Lee (TX), Waters (CA), Meehan (MA), Delahunt (MA), Wexler (FL), Baldwin (WI), Weiner (NY), Schiff (CA), 1 vacancy

SUBCOMMITTEES

Commercial & Administrative Law
Majority (R 7): Barr, Chmn.; Flake, Gekas, Green, Issa, Chabot, Hart
Minority (D 5): Watt, RMM; Nadler, Baldwin, Weiner, Waters

Exhibit Forty-Seven (47) of Seventy-Seven (77) Exhibits By John Crapo JJC/jjc

THE PEOPLE: Pop. 2000: 620,677. Pop. 1990: 577,757, up 7.4% 1990–2000. 36.8% White, 12.6% Black, 16.4% Asian, 0.8% Amer. Indian, 0.1% Hawaiian, 6% Two+ races, 27.3% Other; 48.6% Hispanic Origin

2000 Presidential Vote			1996 Presidential Vote		
Gore (D)	103,110	(81%)	Clinton (D)	80,535	(85%)
Bush (R)	16,575	(13%)	Dole (R)	12,874	(12%)
Nader (Green)	7,399	(6%)	Perot (I)	3,161	(3%)
Others	772	(1%)			



Rep. Nydia M. Velazquez (D)

Elected 1992, 5th term; b. Mar. 28, 1953, Yabucoa, PR; home, Brooklyn; U. of PR, B.A. 1974, N.Y.U., M.A. 1976; Catholic; married (Paul Bader).

Elected Office: NY City Cncl., 1984–86.

Professional Career: Instructor, U. of PR, 1976–81; Adjunct prof., Hunter Col., 1981–83; Special Asst., U.S. Rep. Edolphus Towns, 1983; Migration Dir., PR Dept. of Labor & Human Resources, 1986–89; Secy., PR Dept. of Community Affairs in the U.S., 1989–92.

DC Office: 2241 RHOB 20515, 202-225-2361; Fax: 202-226-0327; Web site: www.house.gov/velazquez

District Offices: Brooklyn, 718-599-3658; Brooklyn, 718-222-5819; Manhattan, 212-673-3997.

Committees: *Financial Services* (7th of 32 D): Capital Markets, Insurance & Government Sponsored Enterprises; Financial Institutions & Consumer Credit; Housing & Community Opportunity; International Monetary Policy & Trade. *Small Business* (RMM of 17 D).

Group Ratings

	ADA	ACLU	AFS	LCV	CON	ITIC	NTU	COC	ACU	NTLC	CHC
2000	80	85	85	100	53	56	31	40	4	6	0
1999	100	—	100	94	54	—	26	24	4	—	—

National Journal Ratings

	1999 LIB	—	1999 CONS	2000 LIB	—	2000 CONS
Economic	71%	—	28%	81%	—	16%
Social	87%	—	0%	79%	—	21%
Foreign	89%	—	8%	85%	—	10%

Key Votes of the 106th Congress

1. Patient Bill of Rights	Y	5. Bar RU-486 $ for FDA	N	9. NATO War in Serbia	Y
2. Accelerate Min. Wage	Y	6. Display 10 Commandments	N	10. Perm. Trade with China	N
3. Strike Ban on Ergo. Stnd.	Y	7. Gun Show Bkgrnd. Checks	Y	11. Debt Relief for 3rd World	Y
4. Ovrd. Estate Tax Veto	N	8. Ban Part.-Birth Abortion	*	12. Drop Cuba Econ. Embargo	Y

Election Results

2000 general	Nydia M. Velazquez (D-WF)	86,288	(87%)	($437,579)
	Rosemary Markgraf (R)	10,052	(10%)	($11,078)
	Others	2,740	(3%)	
2000 primary	Nydia M. Velazquez (D)	15,894	(77%)	
	Mildred Rosario (D)	4,713	(23%)	
1998 general	Nydia M. Velazquez (D)	53,269	(84%)	($359,402)
	Rosemarie Markgraf (R)	7,405	(12%)	($1,620)
	Others	3,032	(5%)	

THIRTEENTH DISTRICT

Staten Island is part of New York City, yet a land apart: it is closer geographically to New Jersey, separated only by narrow Arthur Kill and Kill van Kull, than to Brooklyn, over the 5-mile-long span of the Verrazano Narrows Bridge. Its inclusion in Greater New York in 1898 was something of an afterthought, and for two-thirds of a century it was connected to the rest of the City only

EXHIBIT Forty-EIGHT (48) OF
Seventy-Seven (77) exhibits
BY JOHN CRAPO.
JJC/jjc

mittee to try to require credit bureaus to let people talk with live operators and to provide con[illegible] sumers with a free copy of their credit report after information is corrected. In 1997 she com[illegible] plained about the lack of Hispanic appointees in the Clinton Administration. She tried to give the INS the discretion to make exceptions to the draconian requirement that all immigrants must be deported for any crimes, no matter how trivial or how long ago they were committed. She was a sponsor of the Clinton administration proposals to stop money laundering in 1999, and with Republican James Talent she helped pass a bill creating 40 new renewal zones eligible for [illegible] breaks in 2000.

Since, 1998, Velazquez has been ranking Democrat on the Small Business Committee. Ve[illegible] lasquez sponsored studies that showed that small businesses' share of federal contracts fell from $6.4 billion in 1997 to $4.9 billion in 1999. In response she sponsored a bill, which passed the House easily to closely monitor contract bundling—federal agencies' practice of putting small contracts together in one large package, which usually results in the contract going to a large business. Citing the 2 million minority-owned and 9 million woman-owned businesses, she spoke out for repeal of the estate tax in June 2000 and voted for it. But when Bill Clinton vetoed the bill, she voted to uphold his veto after a phone call from him. She has worked on district projects including a $1.6 million grant in 2000 for education and housing for the homeless and a [illegible] awaited new post office in Bushwick, which opened in August 2000.

Velazquez has been a major voice on issues relating to Puerto Rico. She used to favor inde[illegible] pendence, a cause favored by less than 5% of voters in Puerto Rico; by 1997 she favored contin[illegible] uation of the current commonwealth status (more accurately described in the Spanish [illegible] *estado liberado asociado*, free associated state). She attacked the March 1998 bill setting terms for a referendum on status—always the number one issue in Puerto Rico—as "a one-[illegible] bill that is biased in favor of Puerto Rican statehood" that shows "a lack of respect for the [illegible] of Puerto Rico." She said its definition of commonwealth was biased, because it did not guaran[illegible] U.S. citizenship to future generations of Puerto Ricans (citizenship is now based not on the Fourteenth Amendment, but on a law passed by Congress in 1917, which could be [illegible]. She has strongly opposed the Navy's bombing range on the island of Vieques and in May [illegible] she was one of more than 200 protesters evicted from Vieques, along with Illinois Congress[illegible] Luis Gutierrez. Velasquez strongly advocated clemency for members of the FALN terrorist [illegible] which was responsible for the deaths of six people—who had been imprisoned for 19 years [illegible] being convicted on seditious conspiracy and weapons charges and had not expressed regret. [illegible] Bill Clinton granted clemency in August 1999 conditioned on a renunciation of violence; [illegible] that the clemency should have been unconditional. When the grant was opposed by Hillary Rod[illegible] ham Clinton, then contemplating a run for the Senate, Velasquez said she should have [illegible] the community and listened to the people; she was dismayed when the House condemned [illegible] clemency by a 311-41 vote. After violence during New York's Puerto Rican Day parade [illegible] 2000, she said, "I am outraged. Some bad apples have tarnished the reputation of the [illegible] York community."

Velazquez called the ruling overturning the old 12th District lines in 1997 "[illegible] equal justice for communities of color." But it did not turn out to be a sad political [illegible] Brooklyn Democratic Chairman Clarence Norman sought candidates to run against her [illegible] but failed. In 2000 Velasquez did have primary opposition, but won with 77% of the [illegible] York City's big increases in the Hispanic population in the 1990s will make it easier for redistr[illegible] to create a heavily or majority Hispanic district based in Brooklyn than it was 10 years ago. [illegible] 2000 Census, Queens had a much higher Hispanic population than Brooklyn. This suggests [illegible] the bulk of the new Hispanic district will be in Queens, especially if the 7th district repr[illegible] by Joseph Crowley is eliminated. Nor does this guarantee Velasquez a safe seat. Few of the [illegible] comers, especially in Queens, are Puerto Rican and share her preoccupation with Puerto [illegible] issues.

Cook's Call *Safe.* Minor line changes here in 1997 had little impact on Velazquez [illegible] has continued to win this seat easily. This heavily Democratic district will never give Ve[illegible] much trouble. Redistricting will alter the lines here again somewhat, as this district [illegible] up about 30,000 people in redistricting [illegible]

THE PEOPLE: Pop 2000 620,677; Pop 1990 577,[illegible]
[illegible] 0.8% Amer. Indian, 0.1% Hawaiian, 6% Two [illegible]

2000 Presidential Vote

[illegible]	103,110	(81%)
[illegible] (R)	16,575	(13%)
[illegible] (Green)	7,399	(6%)
[illegible]	772	(1%)

Rep. Nydia [illegible]



Elected 1992, 5[illegible] of PR, B.A. 1974

Elected Office[illegible]

Professional [illegible] Col., 1981–83; S[illegible] PR Dept. of Lab[illegible] munity Affairs in [illegible]

DC Office: 22[illegible] site: www.house[illegible]

District Office[illegible] hattan, 212-673-[illegible]

Committees: Financial Services (7th of 32 D): [illegible] Financial Institutions & Consumer Credit; [illegible] Small Business (RMM of 17 D).

Group Ratings

	ADA	ACLU	AFS	LCV
[illegible]	90	85	85	100
[illegible]	[illegible]	—	100	94

National Journal Ratings

	1999 LIB	—	1999 CO[illegible]
[illegible]	71%	—	28%
[illegible]	87%	—	0%
[illegible]	89%	—	8%

Key Votes of the 108th Congress

[illegible] Rights	Y	5. Bar RU-48[illegible]	
[illegible] Wage	Y	6. Display 10 [illegible]	
[illegible] Ergo. Stnd.	Y	7. Gun Show [illegible]	
[illegible] Veto	N	8. Ban Part.-[illegible]	

Election Results

Nydia M. Velazquez (D-WF)
Rosemary Markgraf (R)
Others
Nydia M. Velazquez (D)
Mildred Rosario (D)
Nydia M. Velazquez (D)
Rosemarie Markgraf (R)
Others

THIRTEENTH DISTRICT

[illegible] part of New York City, yet [illegible] by narrow Arthur Kill and [illegible] Verrazano Narrows Bridge. Its [illegible] [illegible] and for two-thirds of a [illegible]

EXHIBIT FORTY-NINE (49)
OF Seventy-Seven exhibits

BY JOHN CRAPO
JJC/jjc

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

48
May 25 2008

JOHN J CRAPO
POST OFFICE BOX 400151
CAMBRIDGE MA 02140-0002

UNITED STATES POSTAL SERVICE

CONSUMER AFFAIRS
25 DORCHESTER AVE RM 4009
BOSTON MA 02205-9631

EP-51

EXHIBIT FIFTY-(50) OF
Seventy-Seven (77) EXHIBITS
BY JOHN CRAPO
JJC///C

CONSUMER AFFAIRS AND CLAIMS



UNITED STATES
POSTAL SERVICE

May 23, 2002

John J. Crapo
Post Office Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

This is in response to your recent letter to the Porter Square Post Office, Cambridge MA regarding *Certified item number 70993400000943926658*.

When a certified article cannot be delivered for any reason, our carrier leaves a notice in the mailbox for the addressee. The article is then held for the addressee at the Post Office. If the article is not called for within five days, a second notice is issued. Then, if the article is not called for or its redelivery requested, it is returned at the expiration of the period stated by the sender or, after 15 working days, if no period is stated.

Enclosed, please find information from our Domestic Mail Manual regarding Certified Mail and Conditions of Delivery.

If you are in need of additional assistance, or have any further questions, please call me directly at 617/654-5748.

Sincerely,

Jean Doherty

Jean Doherty
Consumer Affairs Representative

Reference: U05045953

25 DORCHESTER AVENUE, ROOM 4009
BOSTON, MA 02205-9631

EXHIBIT FIFTY-ONE (51) OF SEVENTY-SEVEN (77) EXHIBITS BY JOHN CRAPO

JJC/jjc

From: JOHN J. CRAPO Pro Se, AA ABE, NonLWYR
PO BOX 400151
CAMBRIDGE MA 02140-0002

Certified Mail Provides:
- A mailing receipt
- A unique identifier for your mailpiece
- A signature upon delivery
- A record of delivery kept by the Postal Service

IMPORTANT: Save this receipt

PS Form 3800, January 2001

RETURN RCPT REQUESTED
PLEASE

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: CITY OF NEW BEDFORD HON BOARD OF ELECTION COMMISSIONERS 133 WILLIAM ST NEW BEDFORD MA 02740

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) | B. Date of Delivery

C. Signature X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No

3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label) 7001 1940 0007 0074 7391

PS Form 3811, July 1999 Domestic Return Receipt

To: CITY OF NEW BEDFORD HON BOARD
OF ELECTION COMMISSIONERS
133 WILLIAM ST
NEW BEDFORD MA 02740

EXHIBIT FIFTY-TWO (52) OF Seventy-Seven (77) EXHIBITS
BY JOHN CRAPO JJC///C

To: CITY OF NEW BEDFORD HON BOARD
OF ELECTION COMMISSIONERS
133 WILLIAM ST
NEW BEDFORD MA 02740


CERTIFIED MAIL

7001 1940 0007 0074 7391

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: CITY OF NEW BEDFORD HON BOARD OF ELECTION COMMISSIONERS
Street, Apt. No.; or PO Box No.: 133 WILLIAM ST
City, State, ZIP+4: NEW BEDFORD MA 02740

PS Form 3800, January 2001 See Reverse for Instructions

From: JOHN J. CRAPO. Pro Se. AA. ABE. Non Lwyr
PO BOX 400151
CAMBRIDGE MA 02140-0002

ReadyPost.

EXHIBIT FIFTY-THREE (53) OF
Seventy-Seven (77) EXHIBITS
BY JOHN CRAPO

JJC/jjc



MR JOHN J. CRAPO NON MS in S.S., NON LLB
UNEMPLOYED LCNSD CERT SCL WRKR
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
MAILPIECE # 7001 1940
0007 0074 7391
RETURN RCPT REQUESTED
PLEASE

MARCH 24th 2002
PAGE ONE (01) OF
TWO (02) PAGES
PLUS THREE (03)
ENCLOSURES
ONE ENCLOSURE
IS MY PAY-
MENT

CITY OF NEW BEDFORD
HONOURABLE BOARD OF
ELECTION COMMISSIONERS
133 WILLIAM STRET
NEW BEDFORD MA 02740

DEAR Gentlemen AND Ladies

PLEASE SEND ME VIA US Postal SERVICE TO ME AT MY ABOVE Post OFC BOX THE LATEST CURRENTLY AVAILABLE STREET List OF City OF NEW BEDFORD (MASSACHUSETTS)

ENCLOSED IS MY CHECK FOR THIS MY PURCHASE PLEASE WITH YOUR reply SEND ME A RECEIPT AND ANY OVER PAYMENT AND Note SAID OVER-PAYMENT ON SAID RECEIPT PLEASE

I THOUGHT YOU MIGHT BE CURIOUS MY MONTHLY RENT IS $1050 AND MY MONTHLY PAYMENT FROM THE EXECUTIVE DEPARTMENT OF STATE TREASURER IS $821 96/100) THE HONORABLE STATE TREASURER HAS FAILED TO CREDIT

MORE: →

EXHIBIT FIFTY-FOUR (54) OF Seventy Seven Ex-HiBits BY JOHN CRAPO JJC/jjc

MARCH 24Th 2002
MR CRAPO to City OF NEW BEDFORD BOARD OF
HON ELECTION COMMISSIONERS

MY SCHIZOPHRENIA, MY SERIOUS ARTHRITIS, MY FATIGUE, MY GLAUCOMA, AND OTHER SERIOUS DIFFICULTIES AND FURTHER I DO NOT GET/RECEIVE HOUSING SUBSIDY

I REGRET THE NECESSITY OF ALL THESE DETAILS TO INFORM YOU BUT THEY ARE MANDATED BY THE LAWS, RULES, AND REGULATIONS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. YOU WILL HAVE NOTICED I HAVE HAD SHAREHOLDER PROPOSAL CONCERNING CHARITABLE CONTRIBUTIONS AND OTHER SUCH SIMILAR MATTERS -

THOUGHT too YOU'D LIKE MY ENCLOSURES IN ADDITION to MY PAYMENT MY CERTIFICATE OF RECOGNITION BY THE U S SECRETARY OF DEFENSE, ~~AND~~ REGARDING ME AND COPY, too OF PAGE SIXTEEN(16) OF THE REPORTER (February 29, 1984)

I LOOKFORWARD TO DELIVERY OF MY BOOK, the RECEIPT AND REFUND OF MY OVERPAYMENT.

I COMMENCED THIS REQUEST AT 9:20 AM. IT'S NOW 10:13 AM. I HAVE MORE WORK WITH IT AND PRICES PRIOR to MY POSTING IT.

Sincerely
John Jennings Crapo
John J Crapo, Pro Se

ENclosures, THREE(03)

JJC/jjc

Exhibit Fifty-Five (55) of Seventy-~~Five~~ Seven (77) BY JOHN CRAPO
Exhibits

EXHIBIT FIFTY-SIX (56) OF
Seventy-Seven (77) Exhibits
JJC/jjc

CRAPO to City of New Bedford HON
BD OF ELECTIONS E
MARCH 24 2002
EXHIBIT ONE (01) OF TWO (2) EXHIBITS
JJC/jjc

John J. Crapo Announces Candidacy



Activity Calendar at the Winthrop Senior Center

Winthrop Hospital Welcomes New Executive Director



Support Group

CERTIFICATE OF RECOGNITION

JOHN J. CRAPO

In recognition of your service during the period of the Cold War (2 September 1945 - 26 December 1991) in promoting peace and stability for this Nation, the people of this Nation are forever grateful.

William S. Cohen
SECRETARY OF DEFENSE

DD FORM 2774, 1 JUL 98

CRAPO to City of New Bedford Board of Election Commissioners March 24 2002

JJC/jjc June 2ND 2002

EXHIBIT Fifty-Seven (57) OF Seventy-Seven (77) exhibits

EXHIBIT TWO (OF TWO EXHIBITS) other sides Blank
JJC/jjc

EXHIBIT FIFTY - EIGHT (58)
OF Seventy - Seven (77) exhibits
BY John CRAPO
JJC/jjc

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO, PRO SE. AA. ABE. NON LWYR
PO BOX 400151
CAMBRIDGE MA 02140-0002

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: CITY OF NEW BEDFORD HON BOARD OF ELECTION COMMISSIONERS 133 WILLIAM ST NEW BEDFORD MA 02740

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)*
B. Date of Delivery

C. Signature
X
☐ Agent
☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)* 7001 1940 0007 0074 7391

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

EXHIBIT FIFTY-NINE
(59) OF Seventy-Seven
(77) exhibits
By John CRAPO

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO, Pro Se. A.A. ABE. Non Lwr
PO BOX 400151
CAMBRIDGE MA 02140-0002

EXHIBIT Sixty (60) OF
Seventy-Seven (77) exhibits

UJC/jjc

CRAPO to City of New Bedford HON
BD OF ELECTIONS E
March 24 2002
EXHIBIT one (01) OF two (2) EXHIBITS
UJC/jjc



JOHN ("JACKIE") J. CRAPO, PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL #7001 2510 0002 8474 4991
RETURN RECEIPT RE-QUESTED PLEASE

MAY 31ST YEAR 2002

Page one (01) OF TWO (02) pages printed one SIDE reverse Blanc

CITY OF NEW BEDFORD
ELECTION COMMISSION
BOARD ATTN PLEASE
COMMISSION SECRETARY
OR SUCCESSOR AS
ASSISTANT BD COMMISSIONER
MR/MRS/MISS DEBORAH GONZAGA
133 WILLIAM STRT
NEW BEDFORD MA 02740-6187

DEAR GENTLEMEN AND LADIES

I call to your attention the enclosed EXHIBITS #ONE to# THREE (03)

PLEASE SEND ME THE MAILING ADDRESS OF THE OFFICE OF DISTRICT ATTORNEY, BRISTOL COUNTY, STATE OF MASSACHUSETTS

YOU'LL NOTE I'VE WRITTEN A BEREAVEMENT CARD TO MR

more:

EXHIBIT SIXTY-ONE (61) OF Seventy-Seven (77) exhibits
JJC) JJC

ARMISTEAD OF THAT OFFICE AND I WISH TO SEND MY MESSAGE THERE

ALSO YOU'LL NOTE THE COPY OF THE LETTER OF AUGUST 04th YEAR 2000 FROM THE HONORABLE TRIAL COURT. DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION, THE HON CLRK-MAGISTRATE'S OFFICE WHICH IS EXHIBIT TWO(02)

FOR YOUR CONVENIENCE I ENCLOSE A SELF STAMPED ADDRESSED ENVELOPE TO ME TO FACILITATE YOUR REPLY TO ME.

SINCERELY

John Jennings Crapo

ENCLOSURES:
FIVE(05) PAGES

NO STAPLER IN SIGHT
Found one(01) downstairs

JJC/jjc 9:32PM

Exhibit Sixty-two(62) of Seventy-seven(77) exhibits

mr "Jacky" John J. CRAPO to City of New Bedford Election Commission Board Exhibit One (01) One Page Printed One (01) Side May 31st Year 2002 Reverse Blanc

Wednesday, May 29, 2002 CAMBRIDGE CHRONICLE Page 21

Barbara J. Armistead

Homemaker

Barbara J. (Jones) Armistead died May 17, 2002, at Mt. Auburn Hospital in Cambridge. She was 78.

Armistead was born in Cambridge and was a lifelong resident. She graduated from Emmanuel College and was a homemaker.

She was involved in civic and community affairs. She was one of the founding members of the Tobin School Community Board and served on many other community boards in Cambridge. She was also involved in politics in the city and was an active Democrat.

She was the wife of the late Lewis A. Armistead, and mother of Lewis A. Jr. of Providence, R.I., David A. of Woburn, Daniel W. and his wife Carol Foltz of Natick, and Mary A. and Barbara L., both of Cambridge.

A funeral Mass was held May 21 at St. Paul's Church in Cambridge, with burial at Mt. Auburn Cemetery. Arrangements were made by the Hickey Funeral Home in Cambridge.

Donations in Mrs. Armistead's memory may be made to the Dana-Farber Cancer Institute Jimmy Fund, 1309 Beacon St., Brookline, MA 02446.

JJC

JJC

EXHIBIT Sixty-three (63) of Seventy-Seven (77) exhibits

JJC

EXHIBIT Sixty-three (63) of

MR "JACKIE" John J. CRAPO to Hon City OF New Bedford Election COMMISSION BOARD EXHIBIT TWO(02) TWO(02) Pages Print one(side) revers Blank

Commonwealth of Massachusetts
District Court Department of the Trial Court
Cambridge Division

ROBERT L. MOSCOW
Clerk-Magistrate

40 Thorndike Street
Cambridge, MA 02141
617-494-4331

August 04, 2000

John J. Crapo
Post Office Box 400151
Cambridge, Massachusetts 02140-0002

Dear Mr. Crapo:

Please find enclosed the statement of damages which must be filed in order to accept your case. Also, enclosed is a summons so you may serve the defendant. You may purchase more summones, if necessary, from our civil department. You may resubmit your check with the statement of damages.

Again, I must insist that you name parties to your action.

See enclosed rule 10 of rule of civil procedures which also must be adhered to.

Sincerely,

Robert L. Moscow
Clerk-Magistrate

RLM/mcd
encl.

Exhibit Sixty-Four (64) of Seventy-Seven (77) exhibits

MAY 31st Year 2002
Reverse Blank JJC/jjc

P. Three(03) OF Four(04)pp

copy of the messag
to said BOARD suit
MAY see my messag
to you.

My mother has been
departed this LIFE nearly
Ten Years. I WASN'T her
executor or equivalent. I
HAVE NOT Been to city
OF New Bedford (MA) since
her BURIAL

Me to You

ON MY WAY here
I Walked by the said
tree ON OUR Common
I WONder IF WHEN
storms occurred
the meetings
Were Accessed
to Be convened upon the
ABATEMENT OF THE
STORMY
WEATHER

Recycled Paper Greetings

USA 2.25
Made in the USA

0 42823 10225 13622

S 13622

P. Four(04) OF 4 Pages

Sincerely

John J. Crapo
PRO SE
JJC/jjC
7PM-

Every blade in the field.
Every leaf in the forest,
lays down its life in its season
as beautifully as it was taken up.

Thoreau

EXHIBIT
Sixty-Five
(65) OF
Seventy-
Seven (77)
Exhibits
JJC/
jjC

Page two(02) OF Four(04) pp
I'M having opposition getting a copy OF the local Street listing Book. I paid For it But the Election Commission Board Failed to provide it to me

So I WRITE IT AND ASK For ~~a copy of~~ the mailing address OF the OFFICE OF THE HONOURABLE District Attorney OF Bristol County

MY PLAN (I hear Thunder) IS upon it; REPLY VIA US Postal Service is post the message TO YOU at the Hon District Attorney's OFFICE But I Send

MORE:

P-one(01) OF Four(04) pages
MAY 31st Year 2002

Dear Mr ARMISTEAD
As I WRITE I WRITE IN midst of exceedingly inconvenient, Troubling, threatening environment. Too today humid sultry DAY

Wishing you comfort and peace
In deepest Sympathy

I Noticed your name IN Theobituary IN current CHRONICLE I DO Not usually get local Newspapers. Today I DID AND although usually I DO Not Notice obituaries today I DID.

MORE:

Exhibit THREE(03) two(2) pages printed one(01) Side Revers Blanc

FROM
John CRAPO

Exhibit
Sixty-Six
(66) OF
Seventy-Seven
(77) exhibits

JJC/jjc

FROM John CRAPO Exhibit Sixty-Seven (67) of Seventy-Seven (77) exhibits
JJC/jjc

From: ____________________



MENTORING A CHILD
34
VALUES · GOALS · SKILLS
MENTORING A CHILD
34
VALUES · GOALS · SKILLS

To: JOHN J. CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

EXHIBIT Sixty-Eight (68) OF Seventy-Seven (77) Exhibits
BY JOHN CRAPO

93009258
6" x 9" Envelope
$.39
Made in the U.S.A.



01011
00930 09258

1PJE1011
AIC-093
Product Code 93009258
www.usps.com/postmark
A product of the United States Postal Service.



UNITED STATES
POSTAL SERVICE.

JJC

Exhibit Sixty-Nine (69) of Seventy-Seven (77) exhibits from John Crapo, Pro Se

JJC/jjc

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J CRAPO. PRO SE. ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

SENDER: COMPLETE THIS SECTION	COMPLETE THIS SECTION ON DELIVERY
■ Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired. ■ Print your name and address on the reverse so that we can return the card to you. ■ Attach this card to the back of the mailpiece, or on the front if space permits.	A. Received by (Please Print Clearly) B. Date of Delivery C. Signature X ☐ Agent ☐ Addressee
1. Article Addressed to: CITY OF NEW BEDFORD ELECTION COMMISSION BOARD ATTN PLEASE COMM SECY OR IN HER ABSENCE MR/MS DEBORAH GONZAGA ASST COMM SECY 133 WILLIAM ST NEW BEDFORD MA 02740-6187	D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No 3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D. 4. Restricted Delivery? (Extra Fee) ☐ Yes
2. Article Number (Transfer from service label)	7001 2510 0002 8474 4991

PS Form 3811, March 2001 Domestic Return Receipt 102595-01-M-1424

EXHIBIT Seventy (70)
OF Seventy-Seven (77)
exhibits

From John Crapo.
PRO Se

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J CRAPO. Pro SE. ABE

PO BOX 400151

CAMBRIDGE MA 02140-0002

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

EXHIBIT SEVENTY-ONE (71) OF Seventy-Seven (77) EXHIBITS

BY JOHN CRAPO,

JJC/jjc



PO Box 400[illegible]

CAMBRIDGE MA [illegible]-140-0002

Via Certified Mail [illegible] 3/5 [illegible] Year 2002

[illegible] 2510 0002 [illegible] 4474 4991

Return Receipt Requested [illegible]

Page one (01) OF Two (02) pages printed one side reverse blank

City of New Bedford Election Commission Board Attn All Commission Secretary or Successor as Assistant to Commissioner Mr/Mrs/Miss Deanna [illegible] Gonzaga

133 William Street

New Bedford MA 02740 6787

Dear Gentlemen and Ladies

[illegible] [illegible] three (03)

[illegible] the mailing address of the office of District Attorney, [illegible] County, State of Massachusetts

You'll [illegible] written a bereavement [illegible] to me

EXHIBIT Seventy-Two (72)
OF Seventy-Seven (77) exhibits
From John CRAPO
JJC/jjc

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.



UNITED STATES
POSTAL SERVICE.



1PJE1012
AIC-093
Product Code 9300
A product of the United States

EXHIBIT Seventy-three (73)
OF Seventy-Seven (77) exhibits
BY JOHN CRAPO
JJC

NOT QUITE AS STRONG A SEAL AS I WANTED SO I USE THIS TO FASTEN THIS BETTER

93009259
10" x 13" Envelope
$.49
Made in the U.S.A.


UNITED STATES
POSTAL SERVICE

A product of the United States Post

EXHIBIT Seventy-Four (74)
of Seventy-Seven (77) exhibits
BY JOHN CRAPO


U.S. Postal Service
CERTIFIED MAIL RECEIPT
OFFICIAL USE
7001 2510 0002 8474 4991
To: CITY OF NEW BEDFORD ELECTION COMMISSION
BOARD ATTN PLEASE COMM SECY OR IN
HER ABSENCE Mr/Ms DEBORAH GONZAGA
ASST COMM SECY
133 WILLIAM ST
NEW BEDFORD MA 02740-6187
From: JOHN J CRAPO ProSe ABE
PO BOX 400151
…BRIDGE MA 02140-0002

EXHIBIT Seventy-Five(75)
of Seventy-Seven(77) exhibits
By John CRAPO, Pro Se

JJC/jjc

RETURN RCPT REQUESTED

PLEASE

EXHIBIT Seventy-Six (76)
of Seventy-Seven (77) exhibits
BY JOHN CRAPO, PRO SE

JJC/jjc



EXHIBIT Seventy-Seven (77)
OF Seventy-Seven (77) exhibits
BY JOHN CRAPO, PRO SE
JJC/JJC

RETURN RCPT REQUESTED
PLEASE

TO: CITY OF NEW BEDFORD ELECTION COMMISSION
BOARD ATTN PLEASE COMM SECY OR IN
HER ABSENCE MR/MS DEBORAH GONZAGA
ASST COMM SECY
133 WILLIAM ST
NEW BEDFORD MA 02740-6187

From: JOHN J CRAPO, Pro Se, ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

...ce for two years
...First-Class Mail or Priority Mail.
...international mail.
...DED with Certified Mail. For ...ured Mail.
...be requested to provide proof of ...ase complete and attach a Return ...applicable postage to cover the ...ested". To receive a fee waiver for ...on your Certified Mail Receipt is
...restricted to the addressee or ...k or mark the mailpiece with the
...desired, please present the art... postmark on the Certified Mail ...with postage and mail.
...t when making an inquiry.
102595-01-M-1049

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: CITY OF NEW BEDFORD ELECTION COMMISSION BOARD ATTN PLEASE COMM SECY OR IN HER ABSENCE MR/MS DEBORAH GONZAGA ASST COMM SECY 133 WILLIAM ST NEW BEDFORD MA 02740-6187

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) | B. Date of Delivery
C. Signature X ☐ Agent ☐ Addressee
D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.
4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 2510 0002 8474 4991

PS Form 3811, March 2001 Domestic Return Receipt 102595-01-M-1424

ADDENDUM TWO (02)
JJ Crabo to MONY GROUP INC
June Sixth (06th) Year
2002

P. one (01) of two (02) pages

Dear Gentlemen and Ladies
it's 3:38 AM

I thought not to permit my time waiting for resumption of public transportation to be a total WASTE OF TIME to include this information from a purported tuskegee institute alumnus/na ~~to go~~ of June 03rd 2002 - ~~Four (04) pages~~ Five (05) pages - thought you'd find this relevant.

like with rest I send copy via certified mail ~~return receipt requested~~ to ofc of State BD of Retirement

I'm angry with all this trouble
of ofc of City of New Bedford Retirement System
ofc of Clerk magistrate
Hon District Court Cambridge DIVISION
ofc of Clerk magistrate Hon USA tax court
ofc of Hon US Congressman
Mr Serrano

ADDENDUM
JJ Crapo to the MONY GROUP INC
June ~~02~~ 06 th Year 2002

Two (02) of two (02) pages

I've a Nervous condition
AND I encounter aggravating
INFLUENCES. The wounds are
reopened. I can't recover-

Sincerely

John Jennings Crapo
John J. Crapo
JJCIIIC 3:53 AM

P.O. Box 391912
Cambridge, MA 02139
[illegible]
Email: WebbTuskegee@aol.com

03 June 2002

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: Follow-Up To Our Initial Meeting @ Kinko's

Good morning Mr. Crapo:

It was a pleasure meeting you at Kinko's on Thursday 30 May 2002.

If you could alott anytime for a brief meeting to discuss specifics on Harvard, I would be appreciative?

Please, let me know how the Harvard Commencement Exercises (speeches) turn-out, if you attend.

Thanks in advance for your sincere consideration and attentiveness.

Sincerely,

[signature]

DAVID WEBB

D. WEBB
P.O. Box 391912
Cambridge, MA 02139

BLACK HERITAGE
Langston Hughes

STON MA 021
PM
2002

June 04 2002
3PM

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

02140+0002 02

D. WEBB
P.O. Box 391912
Cambridge, MA 02139

BOSTON MA 021 3
PM
1 JUN
2002

Langston Hughes

June 6th 2002
3PM

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

02140+0002 02

D. WEBB
P.O. Box 391912
Cambridge, MA 02139

Langston Hughes

BOSTON MA 021
PM
JUN
2002

June 04 2002
3PM

Ms. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

02140+0002 02

RECEIVED
JUN 19 2002
CORPORATE SECRETARY &
V.P. GOVERNMENT RELATIONS

MR JOHN ("JACKIE") JENNINGS CRAPO
MNY STOCKHOLDER
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
MAIL PIECE# 7002
0510 0510 0003
4344 2658 RETURN RECEIPT
PLEASE

JUNE SIXTEENTH
(16th) YEAR 2002
PAGE ONE (01) OF
FIVE (5) pages (printed ONE SIDE - Reverse SIDE BLANK)

THE MONY GROUP INC
ATTENTION PLEASE
GROUP SECRETARY MR
LEE M SMITH, ESQUIRE
OR SUCCESSOR AS ACTING
CORPORATION SECRETARY
1740 BROADWAY
NEW YORK CITY NY 10019

REGARDING
MY SHAREHOLDER PROPOSAL

DEAR MR SECRETARY OR YOUR SUCCESSOR AS CORPORATION SECRETARY

ENCLOSED ARE ONE HUNDRED TWENTY-EIGHT EXHIBITS WHICH I ASK BE ADDED TO THE FILE OF MY SHAREHOLDER PROPOSAL SUBMISSION

A COPY this letter and exhibits I SEND VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED

MORE

Jackie CRAPO to MNY
June 16th Year 2002
PAGE TWO (02) OF FIVE (5) Pages

PLEASE

#7001 0510 0003 4344 2313 THE HON DISTRICT COURT DEPARTMENT, HON MR ROBERT L MOSCOW OR SUCCESSOR AS Clerk-MAGISTRATE, CAMBRIDGE DIVISION, COMMONWEALTH OF MASSACHUSETTS TRIAL COURT

#7002 0510 0003 2244 9913 DR CYNTHIA GROSSKREUTZ MD, PHD MASSACHUSETTS EYE AND EAR INFIRMARY

#7001 2510 0002 8473 9065 HON STATE BOARD OF RETIREMENT BOARD CHAIRPERSON STATE TREASURER HON MS/MR SHANNON P. O'BRIEN, ESQUIRE, JUR D OR HER/HIS SUCCESSOR AS STATE TREASURER

#7002 0510 0003 4344 2795 UNITED STATES OF AMERICA US TAX COURT COURT CLERK HONORABLE MR CHARLES S CASAZZA

#7002 0510 0003 4344 2665 FLEET BOSTON FINANCIAL CORPORATION MR CHARLES ("CHAD") K. GIFFORD.

MORE

JACKIE CRAPO TO MNY
June 16th Year 2002
PAGE three (03) of Five (5) PP

CHIEF EXECUTIVE OFFICER, AS CORPORATE OFFICER AND INDIVIDUALLY

#7002 0510 0003 4344 2764 HONORABLE GROUP INSURANCE COMMISSION, THE COMMONWEALTH OF MASSACHUSETTS

#7001 2510 0002 8473 9195 FLEET NATIONAL BANK (Porter SQUARE area) FLEET NATIONAL BANK PERSONNEL THERE AND AT ALL LOCATIONS AND OTHER PLACES INDIVIDUALLY AND CORPORATELY

COPIES OF my Letters of TRANSMITTAL TO THE PERSONS AND ORGANIZATION MENTIONED ON PAGES ONE AND TWO AND three I ENCLOSE HEREIN AND CALL THEM to your ATTENTION

I ASK YOU PLEASE to CHANGE THE LAST PARAGRAPH

MORE

JACKIE CRAPO TO MNY
June 16th Year 2002
PAGE FOUR (04) OF FIVE (5) PP

OF MY SUPPORTING STATEMENT
TO BE PRINTED ON THE
PROXY STATEMENTS OF THE
STOCKHOLDER MEETING TO
READ AS:

"PROPONENT VIA CERTIFIED
MAIL #7001 2510 0005 2983
1240 AND 7002 0510 0003
4344 2658 RETURN RECEIPT
REQUESTED HAS SUBMITTED
TO THE GROUP BOARD OF DIR-
ECTORS PRINTED ONE-SIDE EACH
PAGE, REVERSE SIDES BLANC
TWO-HUNDRED TWENTY-ONE
EXHIBITS AS SHAREHOLDER IN-
TENT DOCUMENTATION"

XXX XXX XXX XXX X

IN EVENT GROUP OR ANY
SHAREHOLDER HAS ANY QUESTIONS
REGARDING MY Shareholder
PROPOSAL I ASK THAT THE QUES-
TION OR Comments BE ADDRESS-
ED TO ME VIA LETTER TO ME AT

MORE

JACKIE CRAPO to MNY
June 16 th Year 2002
PAGE FIVE(05) OF ~~SIX(6)~~ FIVE pages PP
AT MY POST OFFICE BOX AD-
DRESS

Sincerely

John Jennings Crapo

(MR) JOHN JENNINGS CRAPO, PRO SE

ENCLOSURES ONE HUNDRED FORTY-THREE (143)
EXHIBITS ONE HUNDRED TWENTY-
EIGHT (128) Numbered #ONE to 128- OF
OF One Hundred twenty-EIGHT (128)
PART one(01), PART TWO(02) Title pages
EIGHT(08) pages OF TABLE OF CONTENTS
MY EXHIBITS

JJC | jjC

JOHN JENNINGS CRAPO ("JACKIE CRAPO")
TO ~~MONY GROUP. INC~~ THE MONY GROUP, INC ~~JUN~~ DATED JUNE 06TH (SIXTH) CALENDAR YEAR 2002 PAGE ONE (01) OF EIGHT (08) PAGES

MY TABLE OF CONTENTS

NUMBER	EXHIBITS (PART ONE)
ONE (01)	"WE MISSED YOU... THE GLAUCOMA CONSULTATION SERVICE... DR CYNTHIA GROSSKREUTZ, MD, PHD. THE MASSACHUSETTS EYE AND EAR INFIRMARY..."
TWO (02) TO THREE (03)	BOSTON UNIVERSITY ALUMNI ASSOCIATION
FOUR (04)	MA EYE AND EAR INFIRMARY 02114-3096
FIVE (05) TO SIX (06) TWO (02) OF #SIX (06)	USA TREASURY DEPARTMENT (IRS MAIL PIECE FRONT PIECE) (CHECK) FRONT PIECE OF MAILPIECE THAT HAS CHECK
SEVEN (07) TO NINE (09)	MY EXPLANATION OF "MEMORY BANK EXERCISE" AND SAID EXERCISE
TEN (10) TO SIXTEEN (16)	RECEIPT OF CERTIFIED MAIL MAIL PIECE # 7001 2510 0005 2983 1240 DATED JUN 07 2002 TO THE MONY GROUP INC AND DIVERS OTHER US POSTAL SVCE RECEIPTS

MORE

MR JACKIE CRAPO TO THE MONY GROUP INC("MNY") DATED JUNE 06th 2002

PAGE TWO (2) OF EIGHT (08) pages

NUMBER CONT. MY TABLE OF CONTENTS

EXHIBITS	PART ONE (ONE)
SEVENTEENN (17) TO TWENTY-THREE (23)	MY ~~LETE~~ EPISTLE TO MS MAXWELL-WOODWARTH DATED JUNE 08 2002 VIA CERTIFIED MAIL RETURN RCPT REQUESTED PLEASE
TWENTY-FOUR (24)	US POSTAL SVCE MONEY ORDER $NINETY MAY 15 2002
TWENTY-FIVE (25) TO TWENTY-SIX (26)	"BREAKING ALL THE RULES ... CREATE CLEAR GOALS ... AND DESIRED OUTCOMES" (WALTHAM MA)
TWENTY-SEVEN (27)	GREATER BOSTON REAL ESTATE BOARD..."
TWENTY-EIGHT	LEGEND ... INVOICE - - -
TWENTY-NINE (29)	"AUGUST 24, ... 92 ... STANLEY: I THANK YOU VERY MUCH ... AARON ..."
THIRTY (30) TO THIRTY-ONE (31)	"ADVICE ... CHECKS RETURNED ... $500 100's" PORTER SQUARE REALTY ..."
THIRTY-TWO (32)	"THE FINEST APARTMENT AND OFFICE FURNITURE ..."
~~THIRTY THREE (33)~~	~~PUTNAM FURNITURE MS RUTH B (I CAN'T FIND MY MAGNIFYING GLASS FRUSTRATED I AM) BARRON TO MR STANLEY LASTOFF ...)~~

MORE

MR JACKIE CRAPO TO ~~THE~~ MNY

DATED JUNE 06 2002 page THREE (03) OF EIGHT (8) PAGES

~~THIRTY-FOUR (34)~~ - CONT MY TABLE OF CONTENTS I STOP TO FIND MY MAGNIFYING GLASS. I CAN'T FIND MY WRITING INSTRUMENT I SEARCH FOR ANOTHER ONE. THEN I SEARCH A RAIN OF THINGS ON FLOOR

THIRTY-THREE (33) - PUTNAM FURNITURE COMPANY ... (MS) RUTH ~~L BA~~ L. BARRON to MR STANLEY LASTOFF SEPTEMBER 13 1984

THIRTY-FOUR (34) ~~to~~ X-PRESS 24 DEPOSIT ADJUSTMENT - $86.13 BAYBANKS 9-27 ...

THIRTY-FIVE (35) THE BOSTON GLOBE RE: "MR" STANLEY LASTOFF JUNE 01-30. 1989 $691 65 cents

THIRTY-SIX (36) "LAW OFFICES OF ... RICHARD E BLUMSACK ... 29 DEC 1989" to "STANLEY LASTOFF"

THIRTY-SEVEN (37) to THIRTY-EIGHT (38) 05 JAN 1984 COMMONWEALTH OF MASSACHUSETTS COMMISSIONER HON MARIE A MATAVA to (MR)(?) STANLEY LASTOFF REGARDING "BARBARA BURRELL ... AND TWO CHILDREN ...

THIRTY-NINE (39) to FORTY (40) VIOLATION # 39403902-6 (MAY 08) 2002 2:18 AM ....

FORTY-ONE (41) to FORTY-THREE (43) USA DEPARTMENT OF THE TREASURY ... to BRIGITTE HERREN ...

MORE

MR JACKIE CRAPO TO MNY DATED
JUNE SIXTH(06th) YEAR 2002

PAGE FOUR(4) OF EIGHT (8) pages

CONTINUATION MY TABLE OF CONTENTS

MORE:

MY TABLE OF CONTENTS DATED JUNE 06 2002
PAGE FIVE(05) OF EIGHT(08)
JACKIE CRAPO TO MNY (sixth)
CONTINUATION

MORE:-

MY TABLE OF CONTENTS continuation

Continuation my TABLE OF CONTENTS OF MY EXHIBIT

ONE-HUNDRED TWO (102) ~~of~~ to ONE HUNDRED THREE (103)	IMPORTANT INFORMATION FROM THE UNITED States HON. SECRETARY OF STATE
ONE HUNDRED FOUR (104) to ONE HUNDRED FIVE (105)	DRR DATED JUNE 04 2002 HON BOSTON SUNDAY HERALD
ONE HUNDRED SIX (106) to ONE HUNDRED NINE (109)	FRONT PIECE (DATED June 2002) THE HONORABLE UNITED STATES OF AMERICA TAX COURT to MR JACKIE CRAPO, PRO SE
ONE HUNDRED TEN (110)	RECEIPT June 07 2002 COPY Cender
ONE HUNDRED ELEVEN (111) TO ONE HUNDRED thirteen (113)	US Postal SERVICE RECEIPTS VIA CERTIFIED MAIL RETURN RCPT REQUESTED Please to HON-District Court HON ROBERT L MOSCOW, Clrk-MAGISTRATE CAMBRIDGE DIVISION CONGRESSMAN HON JOSÉ E. SERANO MC, Formerly enlisted MEMBER OF The ARMY OF The U.SA MEDICAL CORPS AND

TO 4 MORE

MR Jackie CRAPO TO MNY
June 06th 2002
PAGE Eight (08) OF EIGHT (08)
Cont. my Table OF Contents

	MY EXHIBITS TO MNY
ONE-HUNDRED FIFTH teen (115)	OTHER COURTS AND ELECTED AND APPOINTED OFFICIALS
ONE HUNDRED SIXTEEN (116) TO ONE HUNDRED NINETEEN (119)	PAGES TWO (02) to FIVE (05) ORDER DATED JUNE 29th Year 2001 OF THE HON SUPERIOR COURT OF THE STATE OF MASSACHUSETTS HONORABLE MR JUSTICE ERNEST B MURPHY, PRESIDING
ONE HUNDRED-TWENTY (120) to (121)	City OF CAMBRIDGE POLICE DEPARTMENT RECEIPT P-180 (REV.) JUNE 04 2002 PLC OFFICER KEVIN CAVANAUGH
ONE HUNDRED TWENTY TWO (122) TO ONE HUNDRED TWENTY-EIGHT (128)	PRISONER PROPERTY City OF CAMBRIDGE POLICE DEPARTMENT BOOKING OFFICER MR S. LYNCH ~~Book~~ Transportation OFFICER MR SAMUEL City OF CAMBRIDGE DEPUTY POLICE DEPT SUPERINTENDENT MR MORRISON (JR?)

JOHN CRAPO, PRO SE
PO Box 400151
CAMBRIDGE MA 02140-0002

VIA Certified mail
Mailpiece# 7002 0510 0003 2244 2244 9913
RETURN RCPT RE-QUESTED please
MASSACHUSETTS EYE AND EAR INFIRMARY Attn please DR CYNTHIA GROSSKREUTZ MD, PHD 243 CHARLES STRT BOSTON MA 02114-3096

JUNE 16th 2002
Exhibits dated June 06th 2002
PLEASE PUT ALL THIS IN MY FILE THERE

Dear Doctor Grosskreutz

THIS WILL call to YOUR attention THE Enclosed COPY OF letter and MY EXHIBITS TO THE MONY GROUP INC WHICH I Send to Said GROUP VIA Certified mail RETURN RECEIPT REQUESTED (CMRRR), COPIES OF WHICH ~~letter~~ COPY THIS letter of transmittal I Send via CMRRR to HON US Tax Court, HON DISTRICT CT MA TRIAL COURT CAMBRIDGE DIVISION FLEET BOSTON FINANCIAL CORP, FLEET NATIONAL BANK, HON Stat RETIREMENT BOARD, HON Stat of MA GROUP INSURANCE COMMISSION AND THE MONY GROUP INC

I'll PLAN to Stop BY there SOME-TIME TO MAKE AN APPOINTMENT IN The GLAUCOMA SERVICE I DO NOT HAVE A telephone, I try to sleep during the day, so I'M UNCERTAIN WHAT DAYTIME I'll CALL At the LOBBY There

Enclosure Sincerely John Jennings Crapo

MR JOHN J. CRAPO, PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL Art# | JUNE 16th 2002
HON UNITED STATES TAX | MY DOCKET #
COURT Attn please HON MR | 2433-02
CHARLES S. CASAZZA OR
SUCCESSOR AS ACTNG TAX COURT
CLERK 400 2ND St NW
WASHINGTON DC 20217-0002
VIA CERTIFIED MAIL # 7002 0510 0003 4344
2795 Return Rcpt REQUESTED please

Dear Ladies AND Gentlemen OF the Hon. Court
ENClosed is a copy my letter to the MONY GROUP INC AND exhibits - letter dated June 16th year 2002 (MY 65th Year Birthday AND my exhibits DATED June Sixth 2002 WHICH I CALL TO YOUR ATTENTION WHICH I Sent to SAID GROUP VIA Certified mail Return Rcpt REQUested of transmittal

A COPY this letter of transmittal Return Receipt REQUESTED (CMRRR) Send via Certified mail to Hon Stat District COURT CAMBRIDGE (MASSACHUSETTS) DIVISION Stat OF MASSACHUSETTS Hon Group Insurance COMMISSION, Fleet NATIONAL BANK and Fleet Boston FINANCIAL Corporation AND the MASSACHUSETTS EYE AND EAR INFIRMARY (DR CYNTHIA GROSSKREUTZ MD PHD), Hon Stat (MASSACHUSETTS) BD OF RETIREMENT, THE MONY GROUP INC WHICH I call to your attention

PLEASE PUT ALL this with my records YOU HAVE

Sincerely,
John Jennings Crapo
JOHN J. CRAPO, PRO SE

ENClosures

JJC/jjc

JOHN J. CRAPO, PRO SE SS# 004-34-8050
PO Box 400151 my dob 16 June 1937
CAMBRIDGE MA 02140-0002
VIA CERTIFIED MAIL JUNE 16th Year 2002
MAILPIECE # 7002 0510
0003 4344 2764 RETURN
RCPT REQUESTED PLEASE
HON GROUP INSURANCE COMMISSION THE COMMONWEALTH
OF MASSACHUSETTS
PO BOX 8747 BOSTON MA
02114-8747

Dear Ladies and Gentlemen
OF the HONOURABLE GROUP INSURANCE
commission

ENCLOSED WHICH I call to your attention
is copy my letter ~~AND~~ of June 16 2002 and
my exhibits dated June Sixth 2002 which
I've sent VIA CERTIFIED MAIL Return rcpt REQUESTED
(CMRRR) to THE MONY GROUP INC

COPY THIS letter of transmittal I send VIA
CMRRR to HON US TAX COURT, THE HON STAT
DISTRICT COURT, CAMBRIDGE (MA) FLEET NATIONAL BANK, Fleet Boston FINANCIAL CORPORATION,
The MONY GROUP INC, THE STAT BD OF RETIREMENT
(MASSACHUSETTS), AND the MASSACHUSETTS EYE
AND EAR INFIRMARY (DR CYNTHIA GROSSKREUTZ, MD, PHD) I call this INFORMATION ~~PLEASE~~ to your attention

PLEASE FILE this INFORMATION
WITH MY RECORDS THERE

Sincerely,
John Jennings Crapo .AA.
John J. Crapo, Pro Se

ABE.
ENCLOSURE
JJC/jjc

JJC/jjc

JOHN J. CRAPO, PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL JUNE 16 2002
7002 0510 0003
4344 2313 RE-
TURN RCPT
REQUESTED
PLEASE

HON DISTRICT COURT DEPART-
MENT CAMBRIDGE,
DIV CLRK-MAGISTRATE'S
OFC STATE TRIAL COURT HON
MR ROBERT L MOSCOW
CLRK-MAGISTRATE OR SUCCESSOR
AS ACTING CLRK-MAGISTRATE
PO BOX 0338 CAMBRIDGE,
MA 02141-0338

DEAR Ladies AND GENTLEMEN OF THE
HONORABLE COURT

ENCLOSED IS A COPY MY LETTER AND
EXHIBITS TO THE MONY GROUP INC
WHICH I CALL TO YOUR ATTENTION DAT-
ED June 16 2002 exhibits dted June 06
2002 WHICH I Sent to said GROUP
VIA Certified Mail Return Receipt RE-
QUESTED

copies this letter of transmittal I sent
via Certified mail Return Rcpt REQUESTED
TO MNY, STATE RETIREMENT BD, MASSA
CHUSETTS EYE AND EAR INFIRMARY
GROUP INSURANCE COMMISSION, FLEET NAT
IONAL BANK, FLEET BOSTON FINANCIAL COR
PORATION, THE HON US TAX COURT WHICH I
CALL TO YOUR ATTENTION

PLEASE PUT ALL THIS WITH MY REC-
ORDS YOU HAVE OF MINE THERE

Sincerely John Jennings Crapo, Pro Se
JJC/jjc

Enclosures

JOHN JENNINGS CRAPO
PRO SE. NON PRACTISING LCSW
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
#7001 2510 0002 8473
9065 RETURN RCPT
REQUESTED PLEASE

JUNE 16th 2002

STATE BOARD OF RETIREMENT
BD CHAIRPERSON STAT TRES
HON MS SHANNON P. O'BRIEN
ESQUIRE, JUR D OR ACTNG
BD CHAIRPERSON OR SUCCESS-
OR OF MS O'BRIEN AS
HON STATE TREASURER
JOHN W McCORMACK STAT BLDG RM 1219
BOSTON MA 02108-1607

Dear Gentlemen AND Ladies

ENCLOSED IS a COPY OF MY letter and exhibits WHICH I call to YOUR attention WHICH I Send by Certified mail Return RCPT REQUESTED TO the MONY GROUP INC - dated June 16 2002 (EXHIBITS dated June 06 2002)

ENCLOSED I Call to your attention copies my letters of transmittal SAID INFORMATION WHICH I Send via Certified MAIL Return Receipt REQUESTED (CMRRR) Please to Various Persons enumerated ON my letter to Mony GROUP

PLEASE File ALL this with MY RETIREMENT BOARD RECORDS

Sincerely

John "Jackie" Jennings Crapo

JOHN J. CRAPO

ENCLOSURES

JJC/jjc

MR JOHN J. CRAPO, PRO SE, AA, ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL MAIL JUNE 16th ~~2000~~ 2002
PIECE NUMBERS 7002 EXHIBITS DATED
0510 0003 4344 JUNE SIXTH (06th) 2002
2665 AND 7001 2510 PLEASE PUT ALL THIS IN
0002 8473 9195 RETURN MY FILES THERE
RCPT REQUESTED

FLEET BOSTON FINANCIAL CORP
CHIEF EXECUTIVE OFFICER
MR CHARLES "Chad" K
GIFFORD OR SUCCESSOR
AS ACTNG CEO
100 FEDERAL STRT BOSTON ~~1851~~
MA 02110-2010

FLEET NATIONAL
BANK PORTER SQUARE
AREA MANAGER'S OFC
1851 MASSACHUSETTS
AVENUE CAMBRIDGE
MA 02140

Dear gentlemen and ladies
THIS WILL CALL TO YOUR ATTENTION the enclosed COPY MY LETTER OF JUNE 16 2002 EXHIBITS DATED JUNE SIXTH (06th) 2002 TO THE MONY GROUP, INC WHICH I'VE SENT IT VIA CERTIFIED MAIL RETURN RECEIPT REQUESTED (CMRRR)

ENCLOSED TOO WHICH I CALL TO YOUR ATTENTION ARE COPIES WHICH I SEND VIA CERTIFIED MAIL RRR TO THE HON U.S. TAX COURT, THE MASSACHUSETTS EYE AND EAR INFIRMARY (DR GROSSKREUTZ), HON DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION (HON CLERK-MAGISTRATE MR MOSCOW), HON STAT OF MASSACHUSETTS GROUP INSURANCE COMMISSION, THE MONY GROUP INC AND THE HONORABLE STATE BOARD OF RETIREMENT (BD CHAIRPERSON HON MS/MR/MISS SHANNON P. O'BRIEN, JUR D ESQ OR SUCCESSOR AS STAT TREASURER)

SINCERELY
John Jennings Crapo
(MR) JOHN J. CRAPO, PRO SE, AA, ABE
JJC/jjC
ENCLOSURES

John Jennings CRAPO
June 16th 2002 9:13 PM
586 comes
so far
will I Have
enough money
i've do check
June 16 2002
the place is
crowded

6 4
586
8
0
46.88

this is only
1/2 of my work
John J. CRAPO
JJC JJC

Dear Mister

We Never became Friends

I used to

use gymn

with you

today

June 16 2002

Sincerely

John J Crapo

PRO SE

My address

PO Box 400151

CAMBRIDGE MA

02140-0002

JJC/jk

UNITED STATES POSTAL SERVICE

June 22 2002 JJC



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. Pro Se, AA, ABE, Non LLB
PO Box 400151
CAMBRIDGE MA 02140-0002

02

UNITED STATES POSTAL SERVICE

June 12 2002 JJ

BOSTON MA 021
PM

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. Pro Se. AA. ABE. Non LLB.. Non MS -
PO BOX 400151
CAMBRIDGE MA 02140-0002

02140+0002

JUNE sixth (06) 2002
EXHIBIT FOURTEEN (14)
OF 128 exhibits
BY JACKIE CRAPO
TO MANY

JJC | jjC

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

FEDERAL EXPRESS
TO "SCOLLAY SQUARE"
KINKO'S COPY
2 CENTER PLAZA
BOSTON MA
02108-1906

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [signature] 6/7/02 ☐ Agent ☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery 6-7-02

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0510 0003 6433 2464

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MR/MISS/MRS DAVID WEBB.ESQ
PO BOX 391912
CAMBRIDGE
MA 02139

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name)

C. Date of Delivery JUN 07 2002

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0510 0003 4345 9878

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

JUNE Sixth 2002
EXHIBIT Fifthteenth (15)
OF 128 exhibits
BY JACKIE CRAPO
to MNY
JJC/jjc

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. PRO SE. NON LWYR -
PO BOX 400151
CAMBRIDGE MA 02140-0002

DKT NO 2433-02

02

UNITED STATES POSTAL SERVICE





First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO, PRO SE. NON AM. NON MS
PO BOX 400151
CAMBRIDGE MA 02140-0002

02

UNITED STATES POSTAL SERVICE



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN JENNINGS CRAPO. STCKHLDR. PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002

02140+0002

EXHIBIT Sixteenth of 12 exhibit
TO MNY
JUNE Sixth 2002 (16th) year 2002
BY JACKIE CRAPO

JJC/JJC

JOHN J (JACKIE) CRAPO, PRO SE, NON LWYR, NON AM, NON MS, NON LPN, NON RN, NON OTR, NON PRACTISING LCNSD—CERT SCL WRKR ———
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL MAIL JUNE 08(EIGTHT) YEAR 2002
PIECE # 7001 1140 0003 2984 2239 RETURN RECEIPT REQUESTED PLEASE

Page ONE(01) OF SEVEN(07) Pages EACH PRINTED ONE(01) SIDE REVERSE BLANC

DEAR MS MAXWELL WOODWARTH

WE'RE NOT FRIENDS ALTHOUGH WE HAVE HAD MANY CHANCES TO BECOME FRIENDS

I CAN'T FIND MY DICTIONARY

IF YOU ARE IN THIS AREA AND AT YOUR OWN EXPENSE WE COULD MEET FOR TWO(02) OR THREE(03) MINUTES IF I KNOW IN ADVANCE OF YOUR PLAN TO BE HERE VIA US POSTAL SERVICE BY LETTER TO ME AT MY POST OFFICE BOX THE RESTAURANT WHICH I NEVER PATRONIZED HAS CHANGED OWNERSHIP/MANAGEMENT IT HAD AN OUTSIDE SET OF TABLES ON SIDEWALK FOR CUSTOMERS I'M ALCOHOL FREE MYSELF AND ALSO TOBACCO FREE MYSELF. I DO OWN SHARES IN

TOBACCO MORE

EXHIBIT SEVENTEEN(17) OF 128 exhibits BY JACKIE CRAPO JUNE 06th 2002 TO MMW

JJC/jjc

AND ALCOHOL CORPORATIONS. IF I WERE IN AN AREA WHERE FRESHWATER WAS KNOWN TO BE POLLUTED I'D HAVE TO DECIDE WHETHER I WOULD REFRAIN FROM ALCOHOL ABSTINANCE. I THINK OF PRIVIES CLOSE TO WELLS AND OTHER SUCH THINGS

I THINK OF HONESTY ALOT

MAILPIECE # 7001 0360 0002 0372 2928 RETURN RCPT REQUESTED WHICH WAS DELIVERED TO ME RECENTLY FROM YOU HAD MY NAME ON FRONTPIECE IN LONGHAND. I WONDERABOUT THAT THE INSTRUCTIONS DECREE (ON USA USPS FORM 3811) THAT PERSON WISHING RETURN OF SAID COMPLETED RECEIPT PRINT HIS/HER NAME AND ADDRESS ON RECEIPT (DRR) TO ASSURE IT BEING RETURNED TO SENDER. ELSEWHERE THERE ARE SIMILAR REGULATIONS, RULES AND LAWS OF THE US POSTAL SERVICE

I WRITE IN MIDST OF EXCEEDINGLY THREATENING, INCONVENIENT AND TROUBLING CIRCUMSTANCES

IF YOU WERE A CANDIDATE FOR ELECTIVE PUBLIC OFFICE AND I YOUR CAMPAIGN'S PUBLIC RELATIONS DIRECTOR OR SAID DIRECTOR'S CONSULTANT I WOULD OBJECT STRENUOUSLY

EXHIBIT EIGHTEEN(18) OF 128 exhibits
BY JACKIE CRAPO TO MAY
June Sixth(06th) Year 2002
JJC///jjc

MORE

JACKIE CRAPO to Ms MAXWELL WOODWARTH
JUNE 08th 2002
PAGE THREE (03) OF Seven (07) pages

TO ADDRESSING CAMPAIGN MATERIAL IN LONGHAND OF NAMES OF PEOPLE. I THINK OF THE STATE BALLOT COMMISSION AND Other HONORABLE FORUMS I QUESTION ~~OF~~ HONESTY. DO I HAVE A RIGHT TO DO THAT???

THIS IS MY SECOND (2ND) WRITING OF MY ACKNOWLEDGEMENT OF THE MAILPIECE I HAVE ~~USUALLY~~ WITH ME A FILE BOX WITH INFORMATION ABOUT ME ON IT. IT HAS THE NAME AS TITLE OF IT (STYLE PERHAPS That IS OR TRADE OR MANUFACTURER'S NAME ON IT) IT'S NAMED AFTER AN EXCEEDINGLY IMPORTANT AND NOTED LEGAL AUTHORITY WHOSE EMPLOYER HAD SIGNED AN AGREEMENT WITH SOMEONE ELSE BUT FAILED TO CARRY IT OUT

IT'S NOT JUST YOU I QUESTION - THERE IS SOMEONE WHO WALKS THE SIDEWALKS LIKE HE/SHE OWNS THEM I WANT to ASK HIM/HER IF HE/SHE RECOMMENDED EMPLOYMENT OF SOMEONE WHOM IT WAS WELL PUBLICIZED TOOK OFF WITH

$Ninety MORE

EXHIBIT NINETEEN (19) OF 26 exhibits BY JACKIE CRAPO to MAY June Sixth (06th) 2002 JJC

JACKIE CRAPO to Ms MAXWELL WOODWARTH
JUNE 08th Year 2002
PAGE FOUR (04) OF Seven (07) pages

MILLION (DOLLARS) OF STOCKHOLDERS' MONEY

I GLANCE AT CONTENTS OF MAILPIECE FROM YOU FOUR (04) photographs.

ONE (01) IS a portrait OF SOMEONE FROM PROVIDENCE. STATE OF RHODE ISLAND AND PROVIDENCE PLANTATION(S) (I couldn't FIND MY COPY USA CONSTITUTION) WHO WOULD'VE BEEN THE GENERATION OF SOMEONE WHO IS ACCUSED OF FALSELY ASCRIBING PATERNITY TO HER MATE ETC ETC ETC ETC

THE PERSON IN QUESTION WHO WALKS the SIDEWALKS AS IF THEY ARE HIS OWN PRIVATE PROPERTY IS WELLKNOWN FOR HIS PROVIDENCE RI CONNECTIONS

ETC ETC ETC ETC ETC

TWO (02) a Picture OF A DIMINUTIVE PERSON TAKEN DURING THE LATE EARLY World WAR two Years. We Were at Restou-RANT ONE TIME District OF Columbia AREA. WE HAD A FEAST. IT WAS DUR-ING THE EPOCH OF MY LIFE WHEN THE PRESIDENT OF MY COUNTRY

more

EXHIBIT Twenty (20) of 128 exhibits J C/jjc
By Jackie Crapo to MN+
June 06 2002

JACKIE CRAPO to MS MAXWELL WOODWARTH
JUNE 08th 2002
PAGE FIVE (05) OF Seven (07) pages

WAS TAKING FLYING TRIPS TO VISIT WITH IMPORTANT ALLIES. i.e. MARSHAL STALIN. GENERALISSIMO CHIANG KAI CHEK. PRIME MINISTER CHURCHILL AND OTHERS AND WHEN I WAS MANDATED TO HAVE AIRRAID DRILLS BECAUSE AN EXPLOSIVE AIMED AT THE WHITE HOUSE COULD EXPLODE ON WHERE I WAS

THREE (03) A PICTURE OF THE FORMER MRS CRAPO. WITH MR CRAPO. AND MR HOPF + MS/MR HOPF

THE OTHER PHOTO(?) 4PM I GOT UP TO CHECK IT

FOUR (04) A PICTURE OF PRIVATE CRAPO IN UNIFORM IN THE ARMY OF THE UNITED STATES OF AMERICA

A LONG LETTER IS IT NOT

I PROVIDE MARGINS SO IF RECIPIENT WISHES ~~SHE~~/~~HE~~ ~~MAIL~~ MAY EASILY HOLE PUNCH AT NO COST TO ME AND FASTEN FASTENERS TO IT AND FILE IT AWAY ETC ETC ETC ETC ETC

MORE

EXHIBIT Twenty-ONE (21) OF 128 exhibits
BY JACKIE CRAPO to MNT
JJC/jjc June 06th Year 2002

JACKIE CRAPO to MS MAXWELL WOODWARTH
JUNE 08th Year 2002
PAGE SIX (06) OF Seven pages

IN MY BATCH OF LETTERS WHICH I PLAN TO POST IS ONE (01) SOMEONE WHO WAS KIND TO ME JUNE 04th (Fourth) YEAR 2002 I WAS FALSELY ARRESTED BY SOMEONE ACTING UNDER THE AUTHORITY OF THE PERSON WHO ACTS LIKE HE/SHE OWNS the SideWALK THIS INMATE ACCOMPANIED ME TO PRISON I WAS IN JAIL THEN TAKEN TO PRISON WHERE I WAITED FOR TRIAL. THE HONOURABLE COURT RELEASED ME AND NOW THIS PERSON I MUST INTEND TO ~~ASK~~ ~~IF H~~ CALL TO HER HIS ATTENTION WHERE Other SUCH CASES ~~THAT OTHER SUCH CASES MAY BE APPEALED~~ HAVE BEEN APPEALED. A LONG letter. I'M HAVING TROUBLES WITH THIS UNPLEASANTNESS. I HOPE to Get that kind person's FULL NAME AND HOPEFULLY ~~SOME~~ other RELEVANT INFORMATION

THE PERSON WHO WALKS the SIDEWALK like he/she OWNS them DISRUPTED MY MEDICAL APPOINT-

MORE

June 06 2002
128 exhibits

EXHIBIT TWENTY two (022) of
to MANY By Jackie CRAPO
JJC/jjc

JACKIE CRAPO TO MS MAXWELL - WOODWARTH
JUNE EIGHTH 2002
PAGE SEVEN (07) TO PAGE SEVEN (07) PP
MENT FOR JUNE FOURTH (04th) 2002
CONCERNING MY VISION

I'VE GIVEN YOU AN ITEMIZED RECEIPT FOR RETURNING TO ME MY PHOTOGRAPHS

THIS LETTER HAS TAKEN MORE TIME. YESTERDAY - NOW TODAY AND MORE TIME AND COSTS PRIOR TO MY POSTING IT.

I SIT ON EDGE OF MY BED AND WRITE. TO GET STARTED WAS HORRENDOUS TASK ON TABLE NEXT TO MY BED IS PILES OF WRITING ACCESSOR WHICH WHEN I PICK FOR A WRITING INSTRUMENT MY FEET MUST DODGE FALLING OBJECTS WHICH CAN INJURE MY FEET. MY ANKLES AND LEGS. I VERY BRIEFLY SUMMARIZE

SINCERELY

John Jennings Crapo

JJC/jjc 4:30 PM
2002: JUNE NINTH

June 06 2002
126 exhibits

EXHIBIT TWENTY-THREE (23) OF 126
BY JACKIE CRAPO
JJC/jjc

EXHIBIT TWENTY-FOUR
(24) OF 128 exhibits
June 06th 2002 to MNY
BY JACKIE CRAPO

POSTAL MONEY ORDER

SERIAL NUMBER 04409890852

YEAR, MONTH, DAY 2002-05-15

DOLLARS AND CENTS $90.00

NINETY DOLLARS & 00

PAY TO THE BOSTON HERALD

ADDRESS PO BOX 2096

BOSTON MA 02106-2096

C.O.D. NO. OR USED FOR MAY 27 2002 Memorial Day advertising re: M. Caroline Crapo Thompson and diverse other family members

NEGOTIABLE ONLY IN THE U.S. AND POSSESSIONS

FROM JOHN ... CRAPO

CLERK 004

ADDRESS ...

CAMBRIDGE MA 02140-0002

JJC

:000000800021: 04409890852

JJC|
JJC

EXHIBIT TWENTY-FIVE (25) OF 128 exhibits BY JACKIE CRAPO to MNY

Registration Form (Please Check)

Groups of 5 or more from the same agency are entitled to $20 discount per participant. Please indicate group discount on registration form. Groups must register together. Groups must register by June 19 to receive discount.

bartolino/maine/jun02

___ $99 Early Registration by ***June 19, 2002***. Registration must be postmarked, e-mailed or faxed with payment guarantee i.e., check, Purchase Order Number, or credit card number by ***June 19*** in order to receive the early registration rate.

___ $119 Late Registration Fee if registering after ***June 19, 2002***.

___ $79 Full time Student Rate (Please bring Student ID) ***Must register by June 19 to receive discount***.

___ $79 Group Rate X _____ number of participants.

___ **TOTAL DUE**

(A limited number of Scholarships are available. If interested, please email us at ptaltd@erols.com)

Walk-ins always welcome

Payment Information:

___ Check enclosed payable to Professional Training Associates, Ltd.

___ Purchase Order # ______________________________

___ Bill My Master Card/Visa/American Express/Discover# ______________________________

Expiration Date__________ Cardholder Signature______________________________

Name/Title (please print) ______________________________

Organization ______________________________

Mailing Address ______________________________

City________________________ State______ Zip____________

Daytime Phone( )____________ email address________________ ☐Check if you want Confirmation via email.

Important:

There will be a $20 cancellation fee. No refunds after June 12, 2002. There will be a $20 charge for returned checks.

register on-line at www.ptaltd.com

Notice of confirmation will NOT be sent prior to the workshop except via email.

Send Completed Registration & Payment To:
Professional Training Associates, Ltd
P. O. Box 1282, Grafton, VA 23692
PHONE/FAX (757) 877-2933
email: info@ptaltd.com
TAX ID# 54-1722151

JUNE 06th 2002

JJC/jjc

EXHIBIT TWENTY-SIX (26) OF 128 exhibits

BY JACKIE CRAPO to MNY

June Sixth 2002

Professional Training Associates, Ltd
P. O. Box 1282
Grafton, Virginia 23692

"Breaking All The Rules: Collaborative, Competency-Based Therapy With Challenging Youth and Families"
with
BOB BERTOLINO, Ph. D.

June 28, 2002
Waltham, Massachusetts

PRSRT STD
U.S. POSTAGE
PAID
Hampton, VA
Permit #574

**************AUTO**5-DIGIT 02140
JOHN JENNINGS CRAPO 34
PO BOX 400151 68
CAMBRIDGE, MA 02140-0002

May 15 2002

PLEASE POST

Professional Training Associates, Ltd.

Presents

BREAKING ALL THE RULES: COLLABORATIVE, COMPETENCY-BASED THERAPY WITH CHALLENGING YOUTH AND FAMILIES

with

Bob Bertolino, Ph. D.

- *Respectful approaches to difficult teen problems (sexual abuse, trauma)*
- *Using competency-based conversations with teens*
- *Creating change in ways of viewing and doing the proble...*
- *Create clear goals, signs of change and desired outcomes*

June 28, 2002
Waltham, Massachusetts

Co-Sponsored by:

TUFTS Health Plan
Mental Health Department

For more information and registration, contact:
Professional Training Associates, Ltd.
(757) 877-2933 phone/fax
WWW.PTALTD.COM

JJC/jjc

EXHIBIT TWENTY-SEVEN (27) OF 128 exhibits
BY JACKIE CRAPO TO MNY
JUNE 06 2002

RHA

RENTAL APPLICATION
(Subject to Owner's Approval)

Home Address:
2-14-12 Kakinokizaka
Meguro-Ku, Tokyo 154, JAPAN
03-718-8803

DATE June 22, 1984 NUMBER

NAME OF APPLICANT: SHOTA HATTORI
HOME PHONE: 628-9857
INITIAL IF OVER 18 YEARS OF AGE

PRESENT ADDRESS: 41 Belmont St. #12 (Roommate Mr. Jiro Hitori)
DATES OF CURRENT OCCUPANCY: FROM: Sep MO. 83 YR. TO: Aug MO. 84 YR.

CITY: Somerville STATE: MA
AUTOMOBILE: MAKE & YEAR REG. (STATE & NO.) 964 HMF Datsun '80
SOCIAL SECURITY #

PRESENT LANDLORD: Mr Joe Davidio
COMPLETE ADDRESS: P.O. Box 165, Somerville MA 02145
PHONE NUMBER: 666-5855

FORMER LANDLORD / OCCUPANCY ___ YEARS / COMPLETE ADDRESS / PHONE NUMBER

CURRENT EMPLOYER: M.I.T. / COMPLETE ADDRESS / PHONE NUMBER

OCCUPATION OR SOURCE OF INCOME: Student, Political Science
TYPE OF BUSINESS / SALARY: Fulbright Scholarship, National Science Foundation
LENGTH OF EMPLOYMENT

FORMER EMPLOYER: Kookeikaku Co.
LENGTH OF EMPLOYMENT: 2 yr
COMPLETE ADDRESS: 2-8-1 Nishishinjuku, Shinjuku, Tokyo
PHONE NUMBER: 03-348-0641

PERSONAL REFERENCE (NAME): Prof. Richard Samuels
COMPLETE ADDRESS: % Dept. of Political Science, MIT 02138
PHONE NUMBER: 498-0681

IN CASE OF EMERGENCY NOTIFY (NAME): Mr. Toyohisa Kozuki
COMPLETE ADDRESS: 41 Belmont St. #14, Somerville, MA 02143
PHONE NUMBER

CREDIT REFERENCE: American Express
COMPLETE ADDRESS: 3761-020882-61003
PHONE NUMBER

BANK–CHECKING ACCOUNT: BayBanks ~~77894919~~
BRANCH ADDRESS: Harvard Sq.
ACCOUNT NUMBER: 77894919

BANK–SAVINGS ACCOUNT / BRANCH ADDRESS / ACCOUNT NUMBER

NAMES OF ALL CO-TENANTS (Each adult must file a separate application)

APARTMENT NO. OR TYPE: 1
TOTAL NUMBER OF OCCUPANTS / NUMBER OF ADULTS / PETS

ADDRESS: 80 Upland Road
NAMES & AGES OF MINOR CHILDREN:

CITY: Cambridge
OCCUPANCY DATE
RENT BEGINS: 8/1/84

TERMS OF LEASE (MONTHS): 12 months
FROM (DATE): 8/1/84
TO (DATE): 7/31/85

Base rent and Other Monthly Charges are due and payable on the first day of each month in advance.

Base rent per month $ 354
(Subject to escalation as set forth in lease)
Other Monthly Charges (e.g. parking, etc.) agency fee 354
Key/Lock
Last Month's Rent 354
Security Deposit
Deposit on Account
Balance Due Upon Acceptance

Pursuant to Massachusetts law, the Management shall not make any inquiry concerning the race, religious creed, color, national origin, sex, age (except if a minor), ancestry or marital status of the applicant, or concerning the fact that the applicant is a veteran or a member of the armed forces or is blind.

Neither the Owner nor the Management is responsible for the loss of personal belongings caused by fire, theft, smoke, water or otherwise, unless caused by their negligence.

The undersigned warrants and represents that all statements herein are true and agrees to execute upon presentation a Rental Housing Association lease or Tenancy at Will agreement in the usual form, a copy of which the applicant has received or has had occasion to examine, which lease or agreement may be terminated by the Lessor if any statement herein made is not true. Deposit is to be applied as shown above, or applied to actual damages sustained by the owner, except it is to be refunded if said application is not accepted by the owner. This application and deposit are taken subject to previous applications.

THIS APPLICATION MUST BE ACTED UPON BY THE OWNER ON OR BEFORE ____________

The renting agent is an independent contractor and has no authority to make any representation concerning the premises; the renting agent is only authorized to show the apartment for rent.

Renting Agent .... Signature S. Hattori

ADOPTED BY THE RENTAL HOUSING ASSOCIATION OF THE GREATER BOSTON REAL ESTATE BOARD

(Revised April 1978; supercedes previous forms) RHA FORM NO. 28

JJC 1110

EXHIBIT TWENTY-EIGHT (28)
OF 128 exhibits
BY JACKIE CRAPO TO MNY
June 06 2002

LEGEND

1. Name and Address of Newspaper, and Phone No.
2. Billed Account Name and Address
3. Invoice/Document Number - N/A
4. Billing Date
5. Billing Period
6. Terms of Payment
7. Billed Account Number
8. Advertiser/Client Number
9. Advertiser/Client Name
10. Date of Insertion
11. Newspaper's Reference Number
12. Other Charges or Credits
13. Description
14. Product/Service Code - N/A
15. SAU/Dimensions
16. Times Published
17. Billed Units
18. Applicable Rate
19. Gross Amount
20. Net Amount
21. Current Gross Amount
22. Current Net Amount Due
23. Cash Discounts
24. Aging of Past Due Amounts
25. Total Net Amount Due
26. Billed Account Number
27. Billed Account Name
28. Name and Address for Remittance
29. Contract Performance

The elements shown above appear on the face of the invoice and are identified by number.

JJC/jjc

Aug 24, 92.

Stanley:

I enclose a check for $575.- as a deposit for the furnished appartment of 8 Tondike St, second floor.

As I understand the contract will run from October 1, 1992 until May 31, 1993, and I will have the option to extend it until August 31, 1993 with a month's notice.

I'm going out this Sunday. I would like before to arrange for a place to stay between Sep/10 to Sep 30 from Sunday till Wednesday's night. Can you help me with that?

I thank you very much

Aaron Tirell

EXHIBIT TWENTY-NINE (29)
OF 128 exhibits
BY JACKIE CRAPO TO
MNY JUNE 06th 2002
JJC/jjc

EXHIBIT THIRTY (30) OF 128 exhibits BY JACKIE CRAPO to MNY

JUNE 06th 2002 JJC/jjc

BayBanks

Advice of Deposited Checks Returned

The check(s) noted below were not accepted for payment for the reason(s) indicated and were charged back to your account. The service fee indicated has also been charged to your account.

DATE: 09-16-92

MAKER	REASON FOR RETURN	AMOUNT	SERVICE FEE
A. BEE?????	NON-SUFFICIENT FUNDS	$500.00	

PORTER SQUARE REALTY
1124 MASS AVE
CAMBRIDGE MA 02138
004

BAYBANK 03

Questions regarding the above charges should be directed to your Customer Service Center listed on the reverse side of this form

BANK NO	ACCOUNT NUMBER
03	09915842

EXHIBIT Thirty-ONE (31) OF 128 exhibits BY JACKIE CRAPO TO MNY June 06th 2002

EASTERN MASSACHUSETTS
CUSTOMER SERVICE CENTERS

CORPORATE ACCOUNTS

893-7750

CONSUMER ACCOUNTS

BayBank Boston
648-8330

BayBank Harvard Trust Company
648-8330

BayBank Middlesex
387-1808

BayBank South
461-1740

JJC/jjc

WESTERN MASSACHUSETTS
CORPORATE & CONSUMER
CUSTOMER SERVICE CENTERS

BayBank First Easthampton
413-586-8600

BayBank Valley Trust Company
413-781-7575

EXHIBIT thirty-TWO (32)
OF 128 exhibits
BY JACKIE CRAPO, PRO SE
to MNY June 06th 2002

"The finest apartment and office furniture rented."


ifr
FURNITURE
RENTALS

855 Worcester Rd.
Rt. 9 at Old Trolley Square
Framingham, MA
(617)879-7700

640 Atlantic Ave.
Russia Wharf
Boston, Mass.
(617) 542-7255

628-0076

Dolores Gaudette

Sowu Apt.

JJC/jjc

EXHIBIT thirty-three (33) OF 128 exhibits BY JACKIE CRAPO, PRO SE ✓

Putnam FURNITURE LEASING COMPANY, INC.

"WE RENT FINE FURNITURE"

EXECUTIVE OFFICES

614 Massachusetts Avenue
Cambridge, Massachusetts 02139
617-354-3358

SHOWROOMS

614 Massachusetts Avenue
Cambridge, Massachusetts 02139
617-354-3358

11 Acton Road
Chelmsford, Massachusetts 01824
617-256-9251

1280 Oaklawn Avenue
Cranston, Rhode Island 02920
1-401-463-6360

447 Wethersfield Avenue
Hartford, Connecticut 06114
1-203-249-4015

23 Daniel Street
Milford, Connecticut 06460
1-203-877-2791

September 13, 1984

Mr. Stanley Lastoff
Porter Sq. Realty
1124 Mass. Ave
Cambidge, Mass.02138

Dear Mr. Lastoff:

Enclosed, you will please find our check in the amount of $ 114.00 for the referral to us of Kunio Nakai.

We hope that we may have the pleasure of sending you more checks in the future.

Sincerely,

Ruth D. Barron

(Mrs.) Ruth D. Barron

b/b
enc check # 10271
#4163

FURNITURE RENTAL ASSOCIATION OF AMERICA

TO MNY JUNE 06 2002
JJC/jjc

EXHIBIT Thirty-Four (34) OF 128 exhibits

CUSTOMER COPY

BayBanks XPRESS24 — *X-Press 24 Deposit Adjustment — Credit*

Name

Error In Adding/Keying (circled)	Customer Total $ 87	Should Be $ 87.00	
Error In Listing	Check On	Listed As $	Should Be $
Check Enclosed Not Listed	Check On	Check Amount $	
Error In Cash	Listed As $	Verified As $	
Bank No. 03	☒ Checking/Now 5117 __ __51 (crossed out); ☐ Notice 5117 __ __70; ☐ Savings 5117 __ __60; ☐ Reserve Credit 5117 __ __90	Account Number 9915842	

Transaction Serial No.	3676
Customer Deposit Total $	87
Date Of Transaction	9-27
Location Of Transaction	168
Prepared By	[illegible] — Bank No. 13
Credit Amount	$ 86.13

40-004-0188R BBS

By JACKIE CRAPO to MNY June 06 2002 JJC/jjc

EXHIBIT Thirty-FIVE (35)
OF 128 exhibits
TO MNY BY Jackie CRAPO
JUNE 06th 2002



ADVERTISING INVOICE
DIRECT-CLASSIFIED

PORTER SQUARE REALTY
1124 MASS AVE
CAMBRIDGE MA 02138

The Boston Globe

P.O. BOX 3407
BOSTON, MA 02241-3407
A MASSACHUSETTS CORPORATION

TELEPHONE (617) 929-2679

6/30/89

6/01/89 - 6/30/89

3 751 764

PORTER SQUARE REALTY

		PREVIOUS BALANCE								31005
		*NET OVERDUE BALANCE								31005
62KS91	APTS	CAMBRIDGE, NEW 876	0404	0404	1	7	1	7	7.95	5565
62KS92	R.E.	CAMBRIDGE	0404	0404	1	6	1	6	7.95	4770
48TW26	APTS	CAMBRIDGE	0411	0411	1	4	1	4	7.95	3180
68TW27	APTS	CAMBRIDGE, NEW 876	0411	0411	1	7	1	7	7.95	5565
66KN75	HOUSE	SOMERVILLE	0418	0418	1	10	1	10	7.95	7950
66KN78	APTS	CAMBRIDGE	0418	0418	1	14	1	14	7.95	11130
		CURRENT MONTH TOTALS								38160

YOUR ACCOUNT [illegible]
ING WILL NOT [illegible]
BALANCE IS [illegible]

CONTRACT TYPE	EXP. DATE	SIZE	THIS MONTH	YEAR TO DATE

30 DAYS	60 DAYS	90 DAYS
31005	00	00

TERMS

[illegible]	38160
[illegible]	31005
TOTAL AMOUNT DUE	69165

PAYABLE IN FULL UPON RECEIPT
NO CASH DISCOUNT

JJC/jjc

Law Offices
of
Richa...rd E. Blumsack
Tem...ple Building
319 Broadway, P. O. Box 45273
Somerville, Massa...chusetts 02145

BOSTON, MA 021 96
PM
30 DEC
1989

SOMERVI...
DEC29'89
MASS

U.S. POSTAGE
0.25
B.METER
1408993

3/1/24

Stanley Lastoff
Porter Square Realty
1104 Massachusetts Avenue
Cambridge, MA 02138

EXHIBIT THIRTY-SIX (36) OF 128 exhibits
BY JACKIE CRAPO to MNY
June 06 2002 • JJC/jjc

EXHIBIT THIRTY-SEVEN (37) OF 128 exhibits
BY JACKIE CRAPO TO MNY

DEPARTMENT OF SOCIAL SERVICES
205 Centre Street
Malden, MA 02148


BOSTON, MA 021
PM
5 JAN
1984


USA
20

Ms. Carol Edelman
Porter Square Realty
1124 Massachusetts Ave.
Cambridge, MA

June 06 2002 JJC/jjc



The Commonwealth of Massachusetts
Department of Social Services

Marie A. Matava
Commissioner

Edward Raynard, ACSW
Regional Director

Region III
Tri-City Area Office
205 Centre St.
Malden, Mass. 02148

Sylvia Johnson
Area Director

January 5, 1984

Carol Edelman
Porter Square Realty
1124 Massachusetts Ave.
Cambridge, MA

Dear Ms. Edelman:

I am writing on behalf of Barbara Burrell regarding her application for Section 8 housing.

Ms. Burrell is currently the legal guardian of her neice and nephew, both of whom were severely neglected by their natural parents. Ms. Burrell fought for 2 years for custody of these children so they could have a good home. However, Mrs. Burrell lives on Social Security Disability in a small, 1 bedroom apartment and has no financial resources with which to secure a larger apartment. The children, ages 8 and 3, are very active and need more space than they have.

Ms. Burrell has looked actively for 2 years for a larger apartment with no luck. Her financial resources are minimal and her ability to be a good parent is seriously impaired by the stress of living in such a small space. Because of their past history, the children need good parenting more than most, and need to be in an apartment that is conducive to this.

I hope that you review favorably her application for housing.

Please call me at 321-0130 if you have any questions.

Sincerely,

Carol S Mamber

Carol S. Mamber, M.A.
Social Worker

EXHIBIT Thirty-Eight (38)
OF 128 exhibits
BY JACKIE CRAPO TO MNY
JUNE 06 2002 JJC/JJC

VIOLATION **Boston**

39403902-6

MONTH	DAY	YEAR
05	08	02

[X] MA [ ] NH [ ] NY [ ] CT [ ] RI [ ] NJ OTHER

COLOR [ ] G [X] R — [X] PA [ ] AP TYPE [ ] OT [ ] CO — REGISTRATION 7 5 0 W A J

Other Make: CHEV — FORD [ ] CHEVY [ ] TOY [ ] HONDA [ ] NISSN [ ] DODGE [ ] VW [ ] JEEP [ ]

TIME 2:18 AM/PM TO AM/PM — Veh. Type 4DR — Color R

Location # SECONDARY ST. [illegible] ST — PRIMARY ST. [illegible] ST

Meter No.

Name — Badge — Division TC — Route 50

I HAVE AFFIXED THIS NOTICE TO VEHICLE

[ ] 91 No Parking $30
[ ] 30 No Parking $10 (Zone B)
[ ] 92 Meter Fee Unpaid $25
[ ] 35 No Stop / Stand $40
[ ] 95 Resident Permit Only $30
[X] 98 Street Cleaning $25
[ ] 93 Double Parking $45
[ ] 42 Double Parking $20 (Zone B)
[ ] 90 Loading Zone $30
[ ] 51 Within 20 Feet of Intersection $40
[ ] 52 Bus Stop / Stand $30
[ ] 54 Taxi Stand $30
[ ] 94 Hydrant $75
[ ] 60 Crosswalk $40
[ ] 61 Less 10 Ft. Fire Ln. $40
[ ] 62 Sidewalk $40

Comments

[ ] 64 Overnight Commercial $20
[ ] 84 Weather Emergency $35
[ ] 85 Not in Meter Space $25
[ ] 99 Over Meter Limit $25
[ ] 73 Over 1 Ft. From Curb $20
[ ] 74 HP-DV Parking Only $75
[ ] 67 Handicap Ramp $50
[ ] 77 Driveway $25
[ ] 86 Over Posted Limit $25
[ ] 79 Over Posted Limit $10 (Zone B)
[ ] 80 Island / Center Strip $40
[ ] 81 No Valid / Expired Registration Plate $20
[ ] 82 No Valid / Expired Certificate of Inspection $20
[ ] 88 Overnight Heavy Vehicle (GVW 12,000 lbs.) $100
[ ] 23 Other $15 ____

Place written appeal, check or money order payable to the City of Boston, in this envelope and mail within 21 days to avoid late penalty. DO NOT SEND CASH. You may also make payment or request information at Boston City Hall, Room 224, Monday — Friday 9 a.m. to 5:30 p.m. Information (617) 635-4410. Pay-by-Phone (617) 635-3888 and Internet payment www.cityofboston.com (Visa, MasterCard).

TO EXPOSE ADHESIVE REMOVE LINER

EXHIBIT Thirty-Nine (39) of 128 exhibits
BY Jackie CRAPO TO MMX
JUNE 06 2002 JJC/jjc


VIOLATION

EXHIBIT Forty (40) of 128 exhibits
By JACKIE CRAPO to MNY
June 06 2002 JJC JJC

At this TIME I'm uncertain whom
(which envelope) this files I'll send
original of above to

EXHIBIT FORTY-ONE (41) OF 128 exhibits BY JACKIE CRAPO to NINY June 06 2002 JJC/jjc

FOLD AND DETACH ALONG PERFORATION

Department of the Treasury
Internal Revenue Service
Philadelphia Service Center
11603 Roosevelt Blvd.
Philadelphia, PA 19161

Official Business
Penalty for Private Use, $300

ENCLOSED IS AN IMPORTANT MESSAGE FROM THE IRS ON THE NOTICE OF STATUS AND AMOUNT OF IMMEDIATE TAX RELIEF. DO NOT THROW AWAY!

PRESORTED
FIRST-CLASS MAIL
Postage and Fees Paid
Internal Revenue Service
Permit No. G-48

RE1473743B CU3396409-1N192947486
BRIGITTE HERREN
287 HARVARD ST APT 37
CAMBRIDGE, MA 02139-2366

IRS

Notice 1276 (June 2001)
Catalog Number 31990X

FOLD AND DETACH ALONG PERFORATION

FOLD AND DETACH ALONG PERFORATION

EXHIBIT Forty-two (42) OF
128 exhibits
By JACKIE CRAPO to MNY

original This I Send to Hon USA US TAX Court
OFC OF HON Clerk

June 06 2002 [illegible]

EXHIBIT Forty-three (43) OF 128 exhibits BY JACKIE CRAPO to MNY


FOLD AND DETACH ALONG PERFORATION
Department of the Treasury
Internal Revenue Service
Philadelphia Service Center
11603 Roosevelt Blvd.
Philadelphia, PA 19161
Official Business
Penalty for Private Use, $300
ENCLOSED IS AN IMPORTANT MESSAGE FROM THE IRS ON THE NOTICE OF STATUS AND AMOUNT OF IMMEDIATE TAX RELIEF
DO NOT THROW AWAY
PRESORTED
FIRST-CLASS MAIL
IRS

JUNE 06 2002 JJC

EXHIBIT FORTY-FOUR (44) OF 128 exhibits BY JACKIE CRAPO TO MNY JUNE Sixth (06th) Year 2002

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1. a. Check all that apply in section 3.
b. Sign in section 2 below.
c. Leave this notice where the carrier can see it.

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2. Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You

Delivery Section

3. ☐ Redeliver *(Enter day of week.)*

Signature X

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

Printed Name

☐ Leave item at my address

Delivery Address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

JJC/jjc

USPS

PS Form **3849**, November 1999 *(Reverse)*

5240 0036 0711 0999

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 6-7-02
Sender's Name: WOODWARTH

Item is at: __ Post Office *(See back)*
Available for Pick-up After: Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item

__ Letter
X Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*
For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill

__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

Article Number(s): 7001 0360 0002 0372 2928

Notice Left Section
Customer Name and Address: John J. CRAPO
Y 400 / 51
Delivered By and Date

Article Requiring Payment: ☐ Postage Due ☐ COD ☐ Customs
Amount Due: $

☐ **Final Notice:** Article will be returned to sender on

PS Form **3849**, November 1999 — Delivery Notice/Reminder/Receipt

JJC/jjc

EXHIBIT FORTY-FIVE (45) OF 128 exhibits

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here)*

1 a. Check all that apply in section 3.
b. Sign in section 2 below.
c. Leave this notice where the carrier can see it.

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2 Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You

Delivery Section

3 ☐ Redeliver *(Enter day of week)*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Signature X	
Printed Name	
Delivery Address	

USPS

5240 0036 0711 2399

PS Form 3849, November 1999 *(Reverse)*

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here)*

1 a. Check all that apply in section 3.
b. Sign in section 2 below.
c. Leave this notice where the carrier can see it.

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2 Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You

Delivery Section

3 ☐ Redeliver *(Enter day of week)*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Signature X	
Printed Name	
Delivery Address	

USPS

5240 0036 0710 9702

PS Form 3849, November 1999 *(Reverse)*

BY JACKIE CRAPO to MNY

June sixth (06th) Year 2002

JJC/jjc

EXHIBIT Forty-Six (46) OF 128 exhibits to MNY by Jackie CRAPO June Sixth, 2002 JJC/JJC

United States Postal Service

Sorry We Missed You! We'll Deliver for You

Today's Date 6-5

Sender's Name RTS

We will redeliver or you or your agent can pick up. See reverse.

Item is at

Post Office (See back)

Available for Pick-up After

Date:

Time:

☐ If checked, you or your agent must be present at time of delivery to sign for item

Letter

X Large envelope, magazine, catalog, etc.

Parcel

Restricted Delivery

Perishable item

Other

For Delivery: (Enter total number of items delivered by service type)

For Notice Left: (Check applicable item)

Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it)

X Certified

Recorded Delivery

Firm Bill

Registered

Insured

Return Receipt for Merchandise

Delivery Confirmation

Signature Confirmation

Article Number(s)

7001 1140 0003 9036 2964

2Nd NOTICE

Notice Left Section

Customer Name and Address

JOHN J. CRAPO

Article Requiring Payment

Amount Due $

☐ Postage Due ☐ COD ☐ Customs

☐ Final Notice: Article will be returned to sender on

Delivered By and Date X 400151

PS Form 3849, November 1999

Delivery Notice/Reminder/Receipt

EXHIBIT Forty-Seven (47) OF 128 exhibits

to MNY BY JACKIE CRAPO

[illegible]

June 12th 2002 3:30PM

United States Postal Service

Sorry We Missed You! We Re-Deliver for You

Today's Date: 6-5

Sender's Name: RTS

We will redeliver or you or your agent can pick up. See reverse.

Item is at: Post Office *(See back)*

Available for Pick-up After: Date: Time:

☐ **If checked, you or your agent must be present at time of delivery to sign for item**

For Delivery: *(Enter total number of items delivered by service type)*

For Notice Left: *(Check applicable item)*

Letter

X Large envelope, magazine, catalog, etc.

Parcel

Restricted Delivery

Perishable Item

Other

Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*

X Certified

Recorded Delivery

Firm Bill

Registered

Insured

Return Receipt for Merchandise

Delivery Confirmation

Signature Confirmation

Article Number(s)

7001 1140 0003 9036 2964

2Nd NOTICE

Notice Left Section

Customer Name and Address

JOhN J CRApo

Article Requiring Payment

☐ Postage Due ☐ COD ☐ Customs

Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date: X 400151

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt

JUNE Sixth (06th) Year 2002

JJC / jjc

EXHIBIT Forty-Eight (48) OF 128 exhibits to MNY BY JACKIE CRAPO June 06th Year 2002

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 5-28-02
Sender's Name: RTS

Item is at: Post Office (See back)

Available for Pick-up After — Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

- Letter
- X Large envelope, magazine, catalog, etc.
- Parcel
- Restricted Delivery
- Perishable Item
- Other:

For Delivery: (Enter total number of items delivered by service type)

For Notice Left: (Check applicable item)

- Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it)
- X Certified
- Recorded Delivery
- Firm Bill
- Registered
- Insured
- Return Receipt for Merchandise
- Delivery Confirmation
- Signature Confirmation

☐ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s): 7001 1140 0003 9036 2964

Article Requiring Payment: ☐ Postage Due ☐ COD ☐ Customs — Amount Due $

☐ Final Notice: Article will be returned to sender on

Notice Left Section
Customer Name and Address: John J. Crapo
Delivered By and Date: 400151

PS Form 3849, November 1999 — Delivery Notice/Reminder/Receipt

United States Postal Service
Sorry We Missed You! We Deliver for You

Today's Date: 5-14-02
Sender's Name: RTS

Item is at: Post Office (See back)

Available for Pick-up After — Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

- Letter
- X Large envelope, magazine, catalog, etc.
- Parcel
- Restricted Delivery
- Perishable Item
- Other:

For Delivery: (Enter total number of items delivered by service type)

For Notice Left: (Check applicable item)

- Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it)
- X Certified
- Recorded Delivery
- Firm Bill
- Registered
- Insured
- Return Receipt for Merchandise
- Delivery Confirmation
- Signature

☐ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s): 7099 3400 0009 4392 6658

Notice Left Section
Customer Name

JJC/jjc

June 06th Year 2002

United States Postal Service

Sorry We Missed You! We Re-Deliver for You

Today's Date: 5-28-02 Sender's Name: RTS

Item is at: Post Office (See back)

Available for Pick-up After: Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item

For Delivery: (Enter total number of items delivered by service type)

For Notice Left: (Check applicable item)

Letter			
X Large envelope, magazine, catalog, etc.	Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)	Registered	
Parcel		Insured	
Restricted Delivery		Return Receipt for Merchandise	
Perishable Item	+ Certified	Delivery Confirmation	
Other	Recorded Delivery	Signature Confirmation	
	Firm Bill		

Article Number(s): 7001 1140 0003 9036 2964

Article Requiring Payment — Amount Due

☐ Postage Due ☐ COD ☐ Customs $

Notice Left Section

Customer Name and Address: John J Crapo 1400157

Delivered By and Date

☐ **Final Notice:** Article will be returned to sender on

PS Form **3849**, November 1999 — Delivery Notice/Reminder/Receipt

JCJJC

United States Postal Service

Sorry We Missed You! We Re-Deliver for You

Today's Date: 5-14-02 Sender's Name: RTS

Item is at: Post Office (See back)

Available for Pick-up After: Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item

For Delivery: (Enter total number of items delivered by service type)

For Notice Left: (Check applicable item)

Letter			
X Large envelope, magazine, catalog, etc.	Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)	Registered	
Parcel		Insured	
Restricted Delivery		Return Receipt for Merchandise	
Perishable Item	X Certified	Delivery Confirmation	
Other:	Recorded Delivery	Signature Confirmation	
	Firm Bill		

Article Number(s): 7099 3400 0009 4392 6658

Article Requiring Payment — Amount Due

☐ Postage Due ☐ COD ☐ Customs $

Notice Left Section

Customer Name and Address: JOHN J. CRAPO X400151

Delivered By and Date

☐ **Final Notice:** Article will be returned to sender on

PS Form **3849**, November 1999 — Delivery Notice/Reminder/Receipt

EXHIBIT Forty-NINE (49) OF 128 exhibits to MNY BY Jackie CRAPO

EXHIBIT FIFTY (50) OF 129 exhibits TO MNY BY JACKIE CRAPO June 06th Year 2002 JJC|||C

1158

PORTER SQUARE REALTY

November 9, 1989 53-235/113

PAY TO THE ORDER OF Beacon Associates Inc. $ 4,850.00/100

Four thousand Eight hundred Fifty 00/100 DOLLARS

BayBank
BayBank Middlesex
Massachusetts

FOR 401 208 409 314 1st month rent Commission

⑈001158⑈ ⑆011302357⑆ 991 584 2⑈

Rec'D 11/9/89 L.E. Veila

EXHIBIT FIFTY ONE (51) OF 128 exhib. 1's
TO MNY BY JACKIE CRAPO

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**

MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE-POSTMASTER

Received From:
JOHN CRAPO. PRO SE. AA. ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

One piece of ordinary mail addressed to:
FORWARD MOVEMENT PUBLICATIONS MR EDWARD S. GLEASON
EDITOR OR SUCCESSOR AS ACTING DIR
412 SYCAMORE ST
CINCINATTI OH 45202-4195

PS Form 3817, January 2001

UNITED STATES POSTAL SERVICE

9999

U.S. POSTAGE PAID CAMBRIDGE, MA 02138 JUN 12, 02 AMOUNT $0.75

CAMBRIDGE MA

U.S. POSTAL SERVICE **CERTIFICATE OF MAILING**

MAY BE USED FOR DOMESTIC AND INTERNATIONAL MAIL, DOES NOT PROVIDE FOR INSURANCE—POSTMASTER

Received From:
JOHN J. CRAPO. PRO SE
PO Box 400151
CAMBRIDGE MA 02140-0002

One piece of ordinary mail addressed to:
MR ROBERT E JOHNSON, CLERK
UNITED STATES POSTAL SERVICE
CHANNEL STATION
BOSTON MA 02205-9761

PS Form 3817, Mar. 1989

UNITED STATES POSTAL SERVICE

9999

U.S. POSTAGE PAID CAMBRIDGE, MA 02138 JUN 12, 02 AMOUNT $0.75

CAMBRIDGE MA HARVARD SQ

JUNE Sixth (06th) Year
2002

JJC / jjc

EXHIBIT FIFTY-TWO(52) OF 128 exhib. 1 of 5
TO MNY BY JACKIE CRAPO

UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
HARVARD SQUARE POSTAL STORE
CAMBRIDGE, MA 02138-5748
06/12/02 05:24PM
John J. Crapo Pro Se

Store USPS	Trans 258
Wkstn sys5010	Cashier KZ1QQC
Cashier's Name	MARY
Stock Unit Id	WINMARYK
PO Phone Number	617-876-6483
USPS #	2407990138

1. EP 10x13 Env-RP	0.49
2. EP 10x13 Env-RP	0.49
3. EP 10x13 Env-RP	0.49
4. EP 10x13 Env-RP	0.49
5. EP 10x13 Env-RP	0.49
6. EP 10x13 Env-RP	0.49
7. EP 10x13 Env-RP	0.49
8. EP 10x13 Env-RP	0.49
9. EP 10x13 Env-RP	0.49
10. EP 10x13 Env-RP	0.49
Subtotal	4.90
Total	4.90
Cash	20.00
Change Due Cash	15.10

The USPS has made it easier for you to receive information. Please call 1-800-ASK-USPS (1-800-275-8777) or visit us on the web at www.usps.com.

Number of Items Sold: 10

Thank You
Please come again!

***** WELCOME TO *****
HARVARD SQUARE POSTAL STORE
CAMBRIDGE, MA 02138-5748
06/12/02 05:08PM
John J. Crapo PRO SE

Store USPS	Trans 134
Wkstn sys5003	Cashier KS4MCQ
Stock Unit Id	WINKATHY
District Finance #	2407990138

Media Exchange Transaction

Tender Received:	
Domestic Postal	90.00
Acct/Serial # 04409890852	
Tender Given:	
Cash	90.00

Thank You
Please come again!

UNITED STATES POSTAL SERVICE

***** WELCOME TO *****
HARVARD SQUARE POSTAL STORE
CAMBRIDGE, MA 02138-5748
06/12/02 05:09PM
John J. Crapo, Pro Se

Store USPS	Trans 135
Wkstn sys5003	Cashier KS4MCQ
Cashier's Name	KATHY
Stock Unit Id	WINKATHY
PO Phone Number	617-876-6483
USPS #	2407990138

1. PVI Label(s) Value: .75 Quantity: 1	0.75
2. PVI Label(s) Value: .80 Quantity: 1	0.80
3. PVI Label(s) Value: .75 Quantity: 1	0.75
Subtotal	2.30
Total	2.30
Cash	10.00
Change Due Cash	7.70

Number of Items Sold: 3

Thank You
Please come again!

JUNE Sixth (06th) 2002

JJC/jic

EXHIBIT FIFTY-three (53)
OF 128 exhibits
to MNY
BY JACKIE CRAPO

POSTAL MONEY ORDER

SERIAL NUMBER	YEAR, MONTH, DAY	POST OFFICE	U.S. DOLLARS AND CENTS
04409890852	2002-05-15	02109	$90.00¢

AMOUNT NINETY DOLLARS & 00¢

NEGOTIABLE ONLY IN THE U.S. AND POSSESSIONS
SEE REVERSE WARNING

PAY TO THE BOSTON HERALD
ADDRESS PO BOX 2096
BOSTON MA 02106-2096

FROM JOHN ("JACK") JENNINGS CRAPO — CLERK 004
ADDRESS PO BOX 400151
CAMBRIDGE MA 02140-0002

C.O.D. NO. OR USED FOR: MAY 27 2002 Memorial Day Advertising re: Mrs Caroline Crapo Thompson and divers other family members JJC/jjc

⑆000000800⑆ 04409890852

JUNE SIXTH (06th) 2002

JJC/
jjc

EXHIBIT FIFTY-FOUR (54) OF 128 exhibits TO MN1 BY JACKIE CRAPO

JUNE 06 2002

JJC///C

From: JOHN J. CRAPO, PRO SE, AA, ABE, NON AM, NON MS
PO BOX 400151 CAMBRIDGE
MA 02140-0002

RETURN RECEIPT REQUESTED
PLEASE

To: TOWN OF DARTMOUTH, TWN CLRK'S OFC
TOWN CLERK, HON ELEANOR J. WHITE OR
SUCCESSOR AS TWN CLRK OR ACTNG
TWN CLRK
400 SLOCUM RD
DARTMOUTH MA 02748



SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: TOWN OF DARTMOUTH TOWN CLERK, HON ELEANOR J. WHITE OR SUCCESSOR AS TWN CLRK OR ACTNG TWN CLRK 400 SLOCUM RD DARTMOUTH MA 02748

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No

3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 2510 0002 8473 9737

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

Exhibit Fifty-Five (55) of 128 exhibits to MNY by Jackie Crapo

June 06 2002 JJC/jjc

From: JOHN J. CRAPO, PRO SE, AA, ABE, NON AM, NON MS
PO BOX 400151 CAMBRIDGE
MA 02140-0002

CERTIFIED MAIL

7001 2510 0002 8473 9737

7001 2510 0002 8473 9737

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To TOWN OF DARTMOUTH, TWN CLRK's OFC TOWN CLERK, HON ELEANOR J. WHITE OR SUCCESSOR AS TWN CLRK OR ACTNG TWN CLRK
Street, Apt. No.; or PO Box No. 400 SLOCUM RD
City, State, ZIP+4 DARTMOUTH MA 02748

PS Form 3800, January 2001 See Reverse for Instructions

TED

To: TOWN OF DARTMOUTH, TWN CLRK's OFC
TOWN CLERK, HON ELEANOR J. WHITE OR
SUCCESSOR AS TWN CLRK OR ACTNG
TWN CLRK
400 SLOCUM RD
DARTMOUTH MA 02748

EXHIBIT FIFTY-SIX (56)
OF 128 exhibits
TO MNY BY Jackie CRAPO

June 06 2002 JJC/jjc

93009259
10" x 13" Envelope
$.49
Made In the U.S.A.

UNITED STATES POSTAL SERVICE

A/C-093
Product Code 93009259
www.usps.com/postmark
A product of the United States Postal Service.


EXHIBIT FIFTY-SEVEN (57) OF 128 exhibits TO MNY BY JACKIE CRAPO

June 06 2002
JJC//JC

MR. JOHN J. CRAPO
NON KN NON L.P.N.
PO BOX 400151
CAMBRIDGE MA

VIA CERTIFIED MAIL
MAIL PIECE # 7001
2510 0002 84[illegible]
[illegible]137 RETURN R[illegible]
REQUESTED PLE[illegible]

THE TOWN OF DAR[illegible]
TOWN CLERK'S [illegible]
TOWN CLERK [illegible]
[illegible] ELEANOR [illegible]
OR SUCCESSOR
CLERK OR AS[illegible]
TOWN CLERK
400 SLOCUM
DARTMOUTH M[illegible]

DEAR GENTLEMEN
ENCLOSED
TION THE [illegible]
MASSACHUSETTS [illegible]
AUTHORITY OF
THE AUTHOR[illegible]

[illegible] PHYSICIAN
[illegible]NYR
[illegible]0-0002
[illegible] SEVENTH (07TH)
[illegible] YEAR 2002
PAGE ONE (01)
OF TWO (02)
PAGES PLE[illegible]
PRINTED
ONE (01)
SIDE
REVERSE
SIDE OF
EACH BLANK
OF MY three (03)
PAGE EX[illegible]

OR LADIES
CALL TO YOUR ATTEN[illegible]
[illegible] TO ME OF THE
TRANSPORTATION
[illegible]/05 2002
GENERAL

EXHIBIT FIFTY-EIGHT (58)
OF 128 exhibits
BY JACKIE CRAPO to MNY
June 06th, 2002
JJCJJC

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO.PROSE.AA.ABE.NON AM.NON MS
400 SLOCUM RD
DARTMOUTH MA 02748

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: TOWN OF DARTMOUTH TOWN CLERK, HON ELEANOR J. WHITE OR SUCCESSOR AS TWN CLRK OR ACTNG TWN CLRK
400 SLOCUM RD
DARTMOUTH
MA 02748

2. Article Number (*Transfer from service label*) 7001 2510 0002 8473 9737

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) | C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below. ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

MR JOHN J CRAPO. NON LLB. NON PHYSICIAN
NON RN NON LPN. NON LWYR
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL
MAIL PIECE # 7001
2510 0002 8473
9737 RETURN RCPT
REQUESTED PLEASE

JUNE SEVENTH (07TH)
Calendar YEAR 2002

PAGE ONE (01)
OF TWO (02)
PAGES PLUS
PRINTED
ONE (01)
SIDE
Reverse
SIDE OF
EACH BLANK
OF MY three (03)
PAGE EX-
HIBIT

THE TOWN OF DARTMOUTH
TOWN CLERK'S OFFICE
TOWN CLERK, THE
HON ELEANOR J. WHITE
OR SUCCESSOR AS TOWN
CLERK OR AS ACTING
TOWN CLERK
400 SLOCUM RD
DARTMOUTH MA 02748

DEAR GENTLEMEN AND OR LADIES

ENCLOSED I CALL TO YOUR ATTEN-
TION THE LETTER (COPY) TO ME OF THE
MASSACHUSETTS BAY TRANSPORTATION
AUTHORITY OF JUN 03/05 2002
OF THE AUTHORITY'S GENERAL
MANAGER THE HON MR
MICHAEL H MULHERN (three pages)

MORE:

EXHIBIT FIFTY-NINE (59) OF 128 exhibits TO MN
BY JACKIE CRAPO
JUNE 06th year 2002
JJC/jjc

P. TWO(02) OF TWO(02) PAGES
JOHN CRAPO TO THE OFC OF TWN CLRK, THE
HONORABLE TOWN OF DARTMOUTH MA
JUNE SEVENTH (07TH) YEAR 2002

WILL YOU PLEASE SEND ME VIA
USA United STATES POSTAL SERVICE OF
MY AGE

MY DATE OF BIRTH IS JUNE SIXTEEN-
TH (16th) YEAR 1937

I thought SINCE I WRITE I'M IN
PROCESS OF CHECKING EVENTS SURROUND-
ING MY FATHER'S DEATH TO AMEND, CORRECT
AND OTHERWISE MAKE LAWFULL CHANGES
IN HIS DEATH RECORD

I THOUGHT, TOO, SINCE I WRITE TO
ASK YOU WHAT THE LAWS, RULES, AND
REGULATIONS OF YOUR LOCAL PUBLIC
TRANSPORTATION AUTHORITY IS: THE
SAME QUESTION OF GETTING A PASS
AS SENIOR CITIZEN TO USE THAT
~~PA~~ OPPORTUNITY THERE

SINCERELY,

John Jennings Crapo, PRO SE
AA, ABE, NON CLB, NON PHYSICI-
AN, NON RN, NON LPN, NON
LWYR, NON OTR ETCETERA

ENCLOSURE one (01) exhibit
three (03) pp printed one (01) side
reverse side Blanc

JJC/jjc 5PM to 6:05PM

EXHIBIT SIXTY-1 (60) OF 128 exhibits
BY JACKIE CRAPO
June 06 2002
JJC/jjc

Exhibit Sixty-ONE
(61) OF 128 exhibits
BY JACKIE CRAPO
TO MNY June 06 2002
JJC/jjc

Massachusetts Bay Transportation Authority

Jane Swift
Governor

James H. Scanlan
Acting Secretary and MBTA Chairman

Michael H. Mulhern
General Manager

June 3, 2002

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

Thank you for your recent request for information on obtaining the MBTA Senior Photo ID Pass. Upon turning 65 you may obtain your pass either in person or by mail.

To obtain your pass in person, please go to the Senior and Access Pass Program office located at Back Bay Station (Orange Line). The Pass Program office is located next to the AMTRAK ticket window on the main concourse. You will need to bring with you proof of age, and $ .50 cents. Staff will take your photo and issue you the pass immediately.

If you would like to obtain your senior pass by mail please send $ .50 cents, a 1" x 1" Photo and proof of age to the Pass Program at the following address:

Senior and Access Pass Program
Back Bay Station
145 Dartmouth Street
Boston, Ma 02116

For further instruction on obtaining your Senior Photo ID by mail, please see the attached instructions.

Again, thank you for taking the time to write to us with your request. Should you have any additional questions, please feel free to contact Matt Whalen, Supervisor of the Senior and Access Pass Program at (617) 222-2071.

Sincerely,

MHM

Michael H. Mulhern
General Manager

Attachment

First time through Coburg this page failed to copy
June 09 2002

It must be it was stuck to upper & lower exhibit pages



Massachusetts Bay Transportation Authority

Jane Swift	*James H. Scanlan*	*Michael H. Mulhern*
Governor	*Acting Secretary and MBTA Chairman*	*General Manager*

INSTRUCTIONS FOR ORDERING A REDUCED FARE PASS BY MAIL

To obtain an MBTA **Senior Citizen** Pass by mail:

Send the following to the MBTA Senior and Access Pass Program, Back Bay Station, 145 Dartmouth Street, Boston, MA 02116-5162:

1.) 1"x1" photograph (black/white or color) of applicant's face. The photo should be no larger than the box below.



2.) Copy of ID(s) showing Birth Date (must be 65 or older), Current Name and Current Address.

Acceptable forms of ID include:

- Driver's License
- Birth Certificate
- Passport
- Massachusetts ID
- Baptismal Record
- Hospital Card

Note: It may be necessary to provide multiple forms of ID.

3.) Fifty Cents (sorry, no checks can be accepted).

Please allow two to three weeks for processing.

We continue to offer walk-in service for passes from 8:30a.m. to 5:00p.m., Monday through Friday, at our Back Bay Station Office (Orange Line). If you have any additional questions, please feel free to contract us at: (617) 222-5438 [TTY: (617) 222-5854].

EXHIBIT Sixty-Two(62) OF 128 exhibit BY Jackie CRAPO to MAY June 06 2002 JJC//JC

MASSACHUSETTS
BAY
TRANSPORTATION
AUTHORITY

General Manager's Office
Transportation Building
Ten Park Plaza
Boston, MA 02116



034
U.S. POSTAGE
PB METER
7167697

June 7 2002
JJC

Mr. John J. Crapo
PO Box 400151
Cambridge, MA 02140-0002

02140+0002 02

EXHIBIT Sixty-three (63) of
128 exhibits
BY JACKIE CRAPO to MNY
JUNE 06th 2002

JJC/jjc

today is
June 16th
SixTeenth
Calendar
Year 2002

PART ONE (01)
my exhibits
to THE MONY GROUP
INC
DATED JUNE 06th
Year 2002
#one to Sixty-three
(63) of total
exhibits 128
ONE HUNDRED-
Twenty-EIGHT (128)
(mr)
John Jennings CRAPO
("JACKIE CRAPO")
jjc/jjc

EXHIBIT ONE (01) ~~TO~~ OF 128
BY JACKY CRAPO PRO SE
TO MONY GROUP ("MNY")
JUNE SIXTH (06th) 2002


Massachusetts
Eye and Ear
Infirmary

JJC/jjC

DATE: 6/4/02

DEAR Mr. Crapo,

WE MISSED YOU!

We are sorry you were unable to keep your appointment with DR. Cynthia Grosskreutz on 6/4/02 (today).

Because glaucoma is a silent disease and usually has no symptoms, it is important to be examined by a physician on a regular basis to determine whether your eyes are stable or if you need your treatment adjusted.

The Massachusetts Eye and Ear Infirmary Glaucoma Consultation Service is open Monday though Friday 8:00 to 4:30. Please call us at (617) 573-3670 to reschedule your appointment.

Thank you.

The Glaucoma Consultation Service

243 Charles Street
Boston, Massachusetts 02114-3096
617-523-7900

EXHIBIT TWO(02) OF 128 Exhibits
BY JACKIE CRAPO, PRO SE
TO MNY
JUNE Sixth(06th) 2002

JJC/JJC


BOSTON
UNIVERSITY
ALUMNI
AS BOSTONIENSIS XIXXX CCCIXX MDCCC

JJC/JJC

EXHIBIT THREE (03) OF 128 exhibits
BY JACKIE CRAPO. PRO SE
TO MNY
JUNE Sixth (06th). 2002



U.S. POSTAGE
= 0.1 0 8
ZIP CODE 02360
MAILED FROM

Sent 18 2001

Address Service Requested

Mr. John Jennings Crapo
P.O. Box 151
Cambridge, MA 02140-0002

Boston University
599 Commonwealth Avenue • Boston, MA 02215



I Blow my Boss

JJC|jjc

Department: Glaucoma
Massachusetts
Eye and Ear
Infirmary

243 Charles Street
Boston MA 02114-3096

BOSTON MA PM 5 2002

JUNE 07 2002

Mr. John Crapo
10 Agassiz St., Apt. 30
P.O. Box 400151
Cambridge, MA 02140

02140+0002

EXHIBIT FOUR (04) OF 128 exhibits
BY JACKIE CRAPO. PRO SE TO MNY
JUNE SIXTH 2002
JJC/jjc



Lights Flickering 8:37 pm 13 June 2002

INTERNAL REVENUE SERVICE
Philadelphia, PA 19255-0002

Official Business
Penalty for Private Use, $300

FIRST-CLASS MAIL
POSTAGE AND FEES PAID
IRS
PERMIT NO. G-48

FROM
JOHN JENNINGS CRAPO ("Jackie") (CRAPO)
PO BOX 400151
CAMBRIDGE MA 02140-0002515

02140+0002 02

EXHIBIT FIVE(05) OF 128 exhibits
TO ~~MA~~ MNY

JJC/jjc



United States Treasury 15-51/000 P 624,552,490

Month Day Year Check No.

05 30 02 38 AUSTIN, TEXAS 2305*01410761

Pay to the order of 01410761 130 012012804CRAP PHILA TAX REFUND004-34-8050

JOHN JENNINGS CRAPO 12/01

PO BOX 400151 6

CAMBRIDGE MA 02140-0002

$***1350*00

VOID AFTER ONE YEAR

⑈23056⑈ ⑆000000518⑆ 0141076101⑈ 04050 2

FROM JACKIE CRAPO to MNY
06 June 2002
EXHIBIT SIX/06/ of 128 exhibits

JJC/jjc


JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

EXHIBIT SIX(06) OF 128 exhibits
June Sixth(06th) 2002
JACKIE Crapo to MNY
JJC/jjc

EXHIBIT SEVEN(07) OF 128
exhibit

TO MNY June 06th 2002
BY JACKIE CRAPO

June 09th 2002

Story

Re: Stapler remover I was searching
For

it was at corner of
copy machine at brink
I reached for it & it
Fell into blue trash
I retrieved it & Noticed
article 2pp re: Memory
Bank Exercise

Summer 2002
I made copy original
I put Back

JJ CRAPO

JJC/jjc

EXHIBIT EIGHT (08) OF 128 exhibits
June Sixth (06th) 2002
TO MNY BY ✓

Shasta B. Phillips
EDC-G621
Summer 2002

MEMORY BANK EXERCISE

I remember that hot humid summer day. I heard my grandpa honk his horn and I flew from the kitchen table out the screen door. I heard it slam rather hard behind me as I jumped from the porch missing two or three steps. My grandpa had an old rusted dodge pick-up he used for worken on the orchards. I muscled around with the handle trying to get myself in, not having much luck, my grandpa reached over to give me a hand but before he could, I climbed through the window making a perfect landing. I had worked up such a sweet; my bare legs were sticking to the vinyl seat covering. He leaned over and patted me on the head and said, "that's my girl". I might have been a small ten-year old but I was evincible!

We were headed off to spend the day working in the orchards. I was to be my granddads assistant, tasked to whack down all of the entangled weeds that had overcome the apple trees. I don't think I quite realized how much work it was going to be. But as soon as my grandpa handed me my own machete, none of that really matter. I quickly transformed into a fearless sorcerer ready to battle the dragons! I tied my hair back into a ponytail, wiped the sweet from forehead, and headed out. I waked and swung, and waked and swung, aligning my tip precisely on target. It was as if I was in a graceful dueling match. Then suddenly, my rhythm came to a complete halt! My sword seemed to be stuck.

JACKIE CRAPO
JJC / JJC

Though I tugged and tugged, with all of my might, I couldn't seem to free it. I could feel the wetness of my palms loosening the grip the bonded me to the handle, my arms began to tremble, and the salty beads of sweet that lined my forehead slowly burned my eyes. Wanting badly to wipe them, I refused to free

EXHIBIT NINE (09) OF
128 exhibits
BY JACKIE CRAPO to
MNY June 06 2002
JJC/jjc

EXHIBIT TEN (10) OF 128 exhibits TO MNY

Certified Mail Provides:

- A mailing receipt
- A unique identifier for your mailpiece
- A signature upon delivery
- A record of delivery kept by the Postal Service for two years

Important Reminders:

- Certified Mail may ONLY be combined with First-Class Mail or Priority Mail.
- Certified Mail is not available for any class of international mail.
- NO INSURANCE COVERAGE IS PROVIDED with Certified Mail. For valuables, please consider Insured or Registered Mail.
- For an additional fee, a *Return Receipt* may be requested to provide proof of delivery. To obtain Return Receipt service, please complete and attach a Return Receipt (PS Form 3811) to the article and add applicable postage to cover the fee. Endorse mailpiece "Return Receipt Requested". To receive a fee waiver for a duplicate return receipt, a USPS postmark on your Certified Mail receipt is required.
- For an additional fee, delivery may be restricted to the addressee or addressee's authorized agent. Advise the clerk or mark the mailpiece with the endorsement *"Restricted Delivery"*.
- If a postmark on the Certified Mail receipt is desired, please present the article at the post office for postmarking. If a postmark on the Certified Mail receipt is not needed, detach and affix label with postage and mail.

IMPORTANT: Save this receipt and present it when making an inquiry.

PS Form 3800, January 2001 *(Reverse)* 102595-01-M-1049

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7001 2510 0005 2983 1240

NEW YORK, NY 10019

Postage	$ 3.95
Certified Fee	2.10
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 7.55

FORT POINT STA BOSTON MA 02210
UNIT ID: 0109
Postmark JUN - 7 2002
Clerk: JJ1CHO
USPS 06/07/02

Sent To THE MONY GROUP INC. ATTN PLEASE CORP SECY MR LEE M. SMITH, ESQ OR SUCCESSOR AS GROUP VICE PRESIDENT

Street, Apt. No.; or PO Box No. 1740 BROADWAY

City, State, ZIP+4 NEW YORK NY 10019

PS Form 3800, January 2001 See Reverse for Instructions

JJC///C

photocopied Wednesday 12 JUNE year 2002 9.27 pm

JUNE sixth (06th) 2002 BY JACKIE CRAPO

EXHIBIT ELEVEN (11) OF 128 exhibit
JUNE SIXTH (06) OF
JACKIE CRAPO TO MNY

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: CITY OF NEW BEDFORD ELECTION COMMISSION BOARD ATTN PLEASE COMM SECY OR IN HER ABSENCE MR/MS DEBORAH GONZAGA ASST COMM SECY 133 WILLIAM ST NEW BEDFORD MA 02740-6187

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) B. Date of Delivery

C. Signature X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 2510 0002 8474 4991

PS Form 3811, March 2001 Domestic Return Receipt 102595-01-M-1424

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION CLRK-MAG TRIAL OFC STAT TRIAL COURT PO BOX 338 CAMBRIDGE MA 02141-0338

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) [signature] C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

[Stamp: EAST CAMBRIDGE ... 02141-9998]

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 2510 0004 5092 5940

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-0835

JJC/jjc

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: CITY OF NEW BEDFORD CONTRIBUTORY RETIREMENT SYSTEM ATTN PLEASE SYSTEM BD CHAIRPERSON HON MR ARTHUR J. CARON JR OR ADMN ASSIST MS KAREN S. OUIMET OR ACTNG BD CHAIRPERSON 700 PLEASANT ST NEW BEDFORD MA 02740-6187

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) B. Date of Delivery 6/10/02

C. Signature X Karen S. Ouimet ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) [illegible]

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: THE MONY GROUP INC ATTN PLEASE CORP SECY MR LEE M. SMITH. ESQ OR SUCCESSOR AS GROUP VICE PRESIDENT 1740 BROADWAY NEW YORK NY 10019

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 2510 0005 2983 1240

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-0835

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: UNITED STATES TAX COURT ADMNSTRV OFC 400 2ND ST NW WASHINGTON DC 20402-0002

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [illegible] ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery 6/3/02

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 2510 0002 8474 4496

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: STATE BOARD OF RETIREMENT EXECUTIVE DEPARTMENT OF STAT TRES STAT OF MASSACHUSETTS BD CHAIR-PERSON STAT TRES HON MS SHANNON P. O'BRIEN, ESQ JD JOHN W McCORMACK STAT BLDG 1 ASHBURTON PL RM 1219 BOSTON MA 02108-1607

COMPLETE THIS SECTION ON DELIVERY

A. Signature X [illegible] ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery JUN 1 0 2002

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 2510 0002 8474 5264

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-0835

EXHIBIT Twelve (12) OF 128 exhibits
JUNE Sixth (06th) to MNY
BY Jackie CRAPO
JJC JJC

UNITED STATES POSTAL SERVICE

June 12 2002



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J CRAPO. Pro SE. ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

02

UNITED STATES POSTAL SERVICE

June 12 2002



BOSTON MA 021
PM
10 JUN
2002

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. Pro SE. Non Practising LCSW
PO Box 400151
CAMBRIDGE MA 02140-0002

02140+0002

UNITED STATES POSTAL SERVICE

June 12 2002

PROVIDENCE RI 029
PM
10 JUN
2002

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. Pro SE. Non LLB. Non MLS
PO Box 400151
CAMBRIDGE MA 02140-0002

02 02803+1412

EXHIBIT THIRTEEN (13) OF 128 exhibits to NNY BY JACKIE CRAPO June 06 2002 JJC(jjc)

PART TWO (02)
my exhibits to
The MONY GROUP INC
Daded June Sixth (06th)
Year 2002

today
June 16
2002

BY JACKIE CRAPO

JJC/jjc

EXHIBITS
NUMbered 64 to 128 -

EXHIBIT Sixty-Four (64) OF 128 exhibit

BY JACKIE CRAPO TO MNY

June Sixth (06th) Year-2002

jjcljjc

To: CITY OF WALTHAM, CITY CLERK'S OFC CITY CLRK HON PETER KOTOUJIAN OR SUCCESS- OR AS CITY CLRK OR ACTING CITY CLRK
610 MAIN ST
WALTHAM MA 02454

RETURN RECEIPT REQUESTED

PLEASE

From: JOHN J. CRAPO, ProSe, AA ABE, NonAM, NonMS
PO BOX 400151 CAMBRIDGE
MA 02140-0002

...ce for two years
First-Class Mail or Priority Mail
International mail.
...DED with Certified Mail. For ...ered Mail
...be requested to provide proof of ...ase complete and attach a Return ...applicable postage to cover the ...ested". To receive a fee waiver for ...on your Certified Mail receipt is
...restricted to the addressee or ...rk or mark the mailpiece with the ...
...desired, please present the arti- ...postmark on the Certified Mail ...with postage and mail
...it when making an inquiry.

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: CITY OF WALTHAM CITY CLERK'S OFC CITY CLERK HON PETER KOTOUJIAN OR SUCCESS AS CITY CLRK OR ACTING CITY CLRK 610 MAIN ST WALTHAM MA 02454

COMPLETE THIS SECTION ON DELIVERY

A. Signature X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No

3. Service Type
☐ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0510 0004 1382 0966

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

ReadyPost

EXHIBIT Sixty-FIVE (65)
of 128 exhibits
By Jackie CRAPO to MNY
June 06 2002
JJC/jjC



STED
U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)
Postage $
Certified Fee
Return Receipt Fee (Endorsement Required)
Restricted Delivery Fee (Endorsement Required)
Total Postage & Fees $
Postmark Here
Sent To CITY OF WALTHAM CITY CLERK'S OFC CITY CLERK HON PETER KOTOUJIAN OR SUCCESSOR AS CITY CLRK OR ACTNG CITY CLRK
Street, Apt. No.; or PO Box No. 610 MAIN ST
City, State, ZIP+4 WALTHAM MA 02454
See Reverse for Instructions
7002 0510 0004 1382 0966
CERTIFIED MAIL

To: CITY OF WALTHAM, CITY CLERK'S OFC CITY CLRK HON PETER KOTOUJIAN OR SUCCESS-OR AS CITY CLRK OR ACTING CITY CLRK
610 MAIN ST
WALTHAM MA 02454

From: JOHN J. CRAPO, ProSe AA ABE. NON AM. NON MS
PO BOX 400151 CAMBRIDGE
MA 02140-0002

ReadyPost

I Blow my Boss

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. ProSe. AA..ABE..Non AM.Non MS
PO BOX 400151
CAMBRIDGE MA 02140-0002

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: CITY OF
WALTHAM CITY CLERK'S
OFC CITY CLERK
HON PETER KOTOUJIAN OR
SUCCESS AS CITY CLRK OR
ACTNG CITY CLRK
610 MAIN ST
WALTHAM MA 02454

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X
☐ Agent
☐ Addressee

B. Received by (Printed Name)
C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☐ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label) 7002 0510 0004 1382 0966

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

EXHIBIT Sixty-Six(66)
OF 128 exhibits
BY JACKIE CRAPO to
MNY June 06th 2002

jjc/jjc

EXHIBIT Sixty-SEVEN (67)
OF 128 exhibits

BY JACKIE CRAPO
to MNY JUNE 06

TO: CITY OF WALTHAM, CITY CLERK'S OFC CITY
CLERK HON PETER KOTOUJIAN OR SUCCESS-
OR AS CITY CLERK OR ACTING CITY CLERK
610 MAIN ST
WALTHAM MA 02454

Year 2002
JJC JJjc

Ready Post

EXHIBIT SIXTY - EIGHT (68)

OF 128 exhibits

BY JACKIE CRAPO

to MNY

June 06 2002

JJC/jjC

83009259
10" x 13" Envelope
$.49
Made in the U.S.A.


UNITED STATES
POSTAL SERVICE

AIC-ORD
Product Code 83009259
www.usps.com/postmark
A product of the United States Postal Service.

EXHIBIT Sixty-NINE
(69) OF 128 exhibits

JJC/jjC

VIA CERTIFIED MAIL

1382 09

RETURN RCPT REQUESTED

2002

PAGE ONE(01) OF TWO(02) PAGES PRINTED ONE(01) SIDE

CITY OF WALTHAM CLERK'S OFFICE

DEAR GENTLEMEN

PLEASE SEND THE COMPLETE BIRTH CERTIFICATE

PETER HARRIS

OF AGE WHO WAS BORN AT WALTHAM MASSACHUSETTS

COPY OF A BIRTH

MY MESSAGE

WHICH I CALL THE MESSAGE OF

BY JACKIE CRAPO
to MNY June 06 2002

8:25 PM

Dear MONY

June 16th
2002

someone left
#1422
NAT Broadcasting
News
cover sheet

I make copy
put original
back for
it's owner
to retrieve
I'm GE StockHLDR

JJCRAPO


NBC NEWS

30 Rockefeller Ctr. NY, NY 10112

Number 1422


DATELINE
NBC

May 28, 2002

Transcript produced by *Burrelle's Information Services*
Box 7 • Livingston, New Jersey 07039

Dear MONY
June16th 2002
I ended up with
Three (03) Blanc
pages which
I Noticed ...
StockHLDR
CRAPO
JJC/jjc
8:20 PM

JOHN J. CRAPO, PRO SE
PO Box 400151
CAMBRIDGE MA 02140-0002

Exhibit Seventy (70) of 128 exhibits ↓

JUN 08th Year 2002

VIA CERTIFIED MAIL MAILPIECE #7002 0510 0004 1382 0966 RETURN RCPT REQUESTED PLEASE

PAGE ONE (01) OF TWO (02) Pages PRINTED ONE (01) SIDE reverse Blanc Same For Copy of Message

CITY OF WALTHAM CITY CLERK'S OFC CITY CLERK
HON (MR) PETER KOTOUIJAN OR SUCCESSOR AS CITY CLERK OR ACTING CITY CLERK
610 MAIN STRT
WALTHAM MA 02454

DEAR Gentlemen And Ladies

PLEASE SEND ME THE COMPLETE BIRTH CERTIFICATE OF MR PETER HARRIS - AGE 22 OR 24 Years OF AGE WHO SAID HE WAS BORN AT WALTHAM STATE OF MASSACHUSETTS

ENCLOSED IS A COPY OF A BIRTHDAY CARD AND MY MESSAGE TO MR/MS HARRIS WHICH I CALL TO YOUR ATTENTION THE MESSAGE OF MINE IS MORE

By Jackie Crapo to MNY June 06th 2002 JJC/jjc

JJ CRAPO TO City of Waltham (MA)
08 June Year 2002
p. two (02) OF TWO pages

SELF EXPLANATORY. I'M IN WHO'S WHO IN AMERICAN POLITICS (OF MARQUIS WHO'S WHO IN AMERICA)

ENCLOSED IS MY PAYMENT OF $EIGHT (08) FOR MY RECORD. IF IT'S AN OVERPAYMENT PLEASE REFUND THE EXCESS

PLEASE SEND ME A RECEIPT WITH THE DOCUMENT.

SINCERELY

John Jennings Crapo

ENCLOSURE COPY BIRTHDAY CARD/MESSAGE
MY PAYMENT

JJC/jjC 11:15 Am to 12:50 PM more Time and prices immediately Before my posting this

June 06 2002

Exhibit Seventy-one (71) of 128 exhibits

TO MANY BY JACKIE CRAPO

JJC / jjc

1) IT WAS JUNE 04TH YEAR 2002. A TUESDAY WE MET I WAS IN A POLICE DEPARTMENT CELL WHICH I WAS ADMITTED TO THE AFTERNOON BEFORE. I HAD HAD A DISPUTE. MY ATM CARD HAD FAILED TO WORK. I HAD GONE TO A LOCAL OFFICE OF THE FINANCIAL INSTITUTION WHERE CERTAIN TRANSACTIONS WERE TAKEN CARE OF BY CUSTOMER SERVICE BUT I WAS TOLD TO GO TO THE LOCATION NEAR MY PO BOX TO GET THE ATM CARD REACTIVATED WHICH I DID PUNCTUALLY BUT THE MANAGER FAILED TO BE THERE. ON JUNE 3RD 2002 I WENT THERE AGAIN AND MANAGER HAD ME ARRESTED. I WAS PUT IN IRONS AND TAKEN TO JAIL

AT JAIL I WAS INCARCERATED IN A CELL ADJACENT TO AN OCCUPIED ONE I TRIED TO SLEEP ON IRON BED I HAD NO PILLOW. JUST MY JACKET

AMERICAN GREETINGS ...says it best

www.americangreetings.com
America Online Keyword: AG

USA 295 2993817
CANADA 349 ACV00036-06A

DEAR MR HARRIS

To Wish You
a Happy Birthday

AND IF SOMEONE IS TRYING TO FIND YOU I AM WILLING TO ANSWER LAWFULL QUESTIONS. I NEED TO KNOW YOUR BIRTHDAY SO I'M GOING TO THE expense OF REQUESTING ~~THE~~ exhibits here ← OF 128

TO ME INAPPROPRIATE comment) noticed AFTER I Bought this on this CARD I coveritup ⊣

EXHIBIT SEVENTY-TWO (72) TO MNY BY JACKIE CRAPO June 06th 2002

JJC//jjc

2) WHICH I TRIED TO USE AS PILLOW SUBSTITUTE BUT IT WAS COLD SO I WORE JACKET INSTEAD. THE TOILET FAILED TO FLUSH RIGHTLY AND THERE WAS NO TOILET PAPER. DURING THE LONG NIGHT THERE WERE MANY NOISES - SOME OF BANGING/CRASHES - OTHERS OF SIRENES WITH SHARP EDGY SOUNDS - PIERCING IS ANOTHER MODIFIYER (I CAN'T FIND MY DICTIONARY) IN MORNING AFTER 8AM PRESUMABLY WE MET - OUTSIDE THE "OCCUPIED" CELL NEXT TO ONE (01) WHICH I USED

I WAS HANDCUFFED TO YOU. I HAD NO BREAKFAST. MY WRITING INSTRUMENTS FILE Bot (MRELDON WAS THE LORD HIGH CHANCELLOR UK) MY BAG. Money and other VALUABLES WERE CONFISCATED MY BELT WAS TAKEN HANDCUFFED MEANT YOU HAD ONE OF MY WRISTS. MY OTHER I HAD TO USE TO HOLD UP MY TROUSERS

THERE WAS LOTS + LOTS IN NATIONAL NEWS. A LOCAL CELEBRITY WAS AT AN EVENT AND "HIS" TROUSERS FELL OFF

WHEN WE WENT DOWN STAIRS THE BICYCLE YOU SAID WAS YOUR'S

YOU GUIDED ME ON TO THE POLICE WAGON AND WE SAT TOGETHER YOU WERE UNABLE TO ADJUST MY AND YOUR SEAT BELT. YOU KEPT ME FROM HITTING THE WAGON ROOF ALSO WHEN WE GOT OFF AT THE COURTHOUSE

IN THE WAGON I TOLD YOU I'M HOMOSEXUAL - SCHIZOPHRENIC - I'VE FATIGUE - I'VE PAINFUL ARTHRITIS - I WEAR PROSTHESIS IN MY BOOTS - I WORE MY CERVICAL COLLAR

WE WERE PUT IN A CELL WHERE WE WAITED OUR TRIALS

I TOLD YOU I'M NOT A LAWYER, NOT REPRESENTED BY COUNSEL, I'M A NON PRACTICING LCSW (AA.ABE) - NO MASTR DEGREE

I WAS RELEASED. WHEN I RETURNED TO PLC STA I INFORMED Property OFFICER YOU HAD SAID BICYCLE WAS YOUR'S AND A MOUNTAIN BIKE - NOT A "DIRT BICYCLE"

I'M SENDING THIS COPY TO OFC OF City of Waltham City Clerk TO INSURE I'VE YOUR NAME ~~WRT~~ RIGHT AND TO REQUEST other INFORMATION REGARDING YOU. YOU DID SAY YOUR'RE AGE TWENTY FOUR (24) AND IT SEEMS SOME-ONE SHOULD KNOW WHAT HAPPENED TO YOU Not just ME MORE: → → →

TO ME AN ↓

EXHIBIT Seventy-three (73) of 128 exhibits to MNY BY JACKIE CRAPO JJC/jjc

INAPPROPRIATE comment underneath I cover it UP.

June Sixth (06th) 2002

COMPLETE BIRTH RECORD OF YOU. IF I HAVE A COMPLETE ONE (OR) MAYBE SOMEONE AT ADDRESS LISTED FOR YOU ON YOUR NATIVITY KNOWS YOUR MAILING ADDRESS

I LIVE IN AN ATTIC. I HAVE NO LIVING ROOM OR OTHER RECEPTION ROOM. I HAVE NO SPACE

MY MONTHLY RENT IS $1050 - MY MONTHLY PENSION IS NEARLY $835 - MY

USA SOCIAL SECURITY WAS $236 BUT IN JUNE 2002

ON MY BIRTHDAY IT DROPS

I AM LOOSING MY SIGHT (? SITE)

JJC/jjc

OR VISION AND JUNE 04 (FOURTH) 2002 WAS THE DAY OF MY APPOINTMENT WITH MY OPTHAMOLOGIST / EYE SURGEON

Here's hoping your birthday

Is one of the kind

That holds lots of pleasure

And good luck combined,

And hope it's the start

Of a year as great, too,

As all years should be

For a fine man like you.

BLINDNESS IS A VERY COSTLY CONDITION

SINCERELY

JOHN J. CRAPO

Enjoy Your Day! Happiness Always!

John Jennings CRAPO

PRO SE

MORE: ⟶ TO ME AN INAPPROPRIATE COMMENT UNDERNEATH THIS NOTE

IF I'D NOTICED THIS I WOULDN'T HAVE BOUGHT THIS

EXHIBIT Seventy-four (74) OF 128 EXHIBITS

JOHNNY BY Jackie CRAPO

JJC/jjc

JUNE Sixth (06th)
Calendar Year
2002

EXHIBIT SEVENTY-FIVE (75) OF 128 ex-
TO MNY FROM JACKIE CRAPO hibits

JUNE SIXTH (06th) Calendar Year 2002

JJC
JJC


STAPLES

John J. Crapo Pro Se

STAPLES 365 SAVINGS

Low prices. Every item. Every day.
We 110% Price Match Guarantee It.

25 Court Street
Boston, MA 02108
(617) 367-1747

SALE 024622 4 006 14668
0063 06/14/02 02:23

QTY SKU		OUR PRICE
2 SELFSERV/COP1/EA		
211367	0.060ea	0.12
SUBTOTAL		0.12
Standard Tax 5.00%		0.01
TOTAL		$0.13
Cash		0.25
Cash Change		0.12

TOTAL ITEMS 2

Compare and Save
with Staples-brand products.

THANK YOU FOR SHOPPING AT STAPLES!

EXHIBIT SEVENTY-SIX(76) OF 128 exhibits

TOMMY FROM JACKIE CRAPO

VIOLATION — **Boston**

39581163-6 MONTH 06 DAY 14 YEAR 02

☒ MA ☐ NH ☐ NY ☐ CT ☐ RI ☐ NJ OTHER

PLATE — COLOR ☐ G ☒ R — ☐ PA ☐ AP — TYPE ☐ OT ☐ CO — REGISTRATION H15084

MAKE — Other Make GMC — FORD ☐ CHEVY ☐ TOY ☐ HONDA ☐ NISSN ☐ DODGE ☐ VW ☐ JEEP ☐

TIME 11:41 AM TO AM PM — Veh Type TK — Color [illegible]

Location #43 [illegible] — SECONDARY ST — Meter No. [illegible]

Name [illegible] — Badge [illegible] — Division TC — Route [illegible]

HAVE AFFIXED THIS NOTICE TO VEHICLE

☐ 91 No Parking $30	☐ 64 Overnight Commercial $20
☐ 30 No Parking $10 (Zone B)	☐ 84 Weather Emergency $35
☒ 92 Meter Fee Unpaid $25	☐ 85 Not In Meter Space $25
☐ 35 No Stop / Stand $40	☐ 89 Over Meter Limit $25
☐ 95 Resident Permit Only $30	☐ 73 Over 1 Ft. From Curb $20
☐ 98 Street Cleaning $25	☐ 74 HP-DV Parking Only $[illegible]
☐ 93 Double Parking $45	☐ 67 Handicap Ramp $50
☐ 42 Double Parking $20 (Zone B)	☐ 77 Driveway $25
☐ 90 Loading Zone $30	☐ 86 Over Posted Limit $25
☐ 51 Within 20 Feet of Intersection $40	☐ 79 Over Posted Limit $10 (Zone B)
☐ 52 Bus Stop / Stand $30	☐ 80 Island / Center Strip $40
☐ 54 Taxi Stand $30	☐ 81 No Valid / Expired Registration Plate $20
☐ 94 Hydrant $75	☐ 82 No Valid / Expired Certificate of Inspection $20
☐ 60 Crosswalk $40	☐ 88 Overnight Heavy Vehicle (GVW 12,000 lbs.) $100
☐ 61 Less 10 Ft. Fire Ln. $40	☐ 23 Other $15 ______
☐ 62 Sidewalk $40	

Place written appeal, check or money order payable to the City of Boston, in this envelope and mail within 21 days to avoid late penalty. DO NOT SEND CASH. You may also make payment or request information at Boston City Hall, Room 224, Monday — Friday 9 a.m. to 5:30 p.m. Information (617) 635-4410. Pay-by-Phone (617) 635-3888 and Internet payment www.cityofboston.com (Visa, MasterCard).

JUNE SIXTEENTH Calendar Year 2002

JCJJC

2:20 PM June 14th 2002

Ticket inside truck

250 Court St Boston

I put it back immediately

JUNE SEVENTH (07th) Year 2002 THE BOSTON HERALD

Jury awards $500G to postal worker over retaliation

By [illegible]

A federal jury yesterday awarded $500,000 to a black U.S. postal clerk who testified she endured eight years of humiliating harassment in Boston and was fired after she got the nerve to complain to federal civil rights officials.

"I blame postal culture. The only time she got a reaction was when she went outside," said attorney Matthew Cobb who represented Candy M. Bell, a single mother in her 30s.

Co-workers called Bell "horrific names" and plucked postcards depicting apes and fat people from the mail system to place at her work station, Cobb said.

"The environment at the General Mail Facility was so abusive that Bell wore headphones to drown out name-calling from male and female co-workers, Cobb said.

The jury found the Postal Service retaliated against Bell in 1997 after she filed a discrimination claim with the Equal Employment Opportunity Commission.

Soon after she lodged the complaint, her bosses ordered her to submit to a "fitness for duty" exam and suspended her for 14 days.

She also received a letter in August, 1997, saying she was fired.

"All of a sudden she's not fit for duty and she's on a [illegible] course for removal," Cobb said.

Bell, however, is still employed as a postal clerk outside Boston, defense attorneys pointed out.

"There was no retaliation. The people who took the actions they did were not even aware she filed an EEO claim," said attorney Barbara Healy Smith who represented the government.

Bell faced disciplinary measures because she did not show up for work and had used up her sick leave, according to Healy Smith.

"She had been chronically absent," Healy Smith said.

Cobb said years of harassment took a toll on Bell's health.

The perpetrators always denied the incidents [illegible] supervisors took no action on her complaints, Cobb said.

Bell finally went to the EEOC with her story after co-workers delayed relaying an emergency message regarding her autistic son, according to Cobb.

"That was the pivotal thing," he said.

While the jury heard evidence of the alleged harassment of Bell, they were asked to rule only on her claims of retaliation.

The harassment incidents took place too long ago to go to the jury under administrative rules.

The government will ask U.S. District Court Judge Robert B. Collings to throw out the award.

"There was no evidence that would have justified a damages award of this size," Healy Smith said.

The jury's verdict surpasses the $300,000 maximum allowed for mental anguish under laws governing federal employers and must be reduced.

Jurors reached their verdict at 1 p.m. yesterday after seven hours of deliberations over two days.

The trial began May 28.

"The whole case was about the Post Office's zero-tolerance policy against discrimination and I asked the jury to hold them to it," Cobb said.

Copy this to USPS Clerk Who waited on me First At Post OFC
09 JUNE 2002

JJC/jjc

JACKIE CRAPO TO MNY June 06 2002
JJC/jjc
EXHIBIT # SEVENTY-SEVEN (77)
OF 128 EXHIBITS

EXHIBIT SEVENTY-EIGHT (78) OF 128 exhibits to MNY FROM JACKIE CRAPO JUNE SIXTH (06th) Calendar Year 2002

Tidbits & Outrages

SECURING THE "GREEN" VOTE



Dark-horse presidential candidate Gov. Howard Dean (D-Vt.) hasn't yet been asked whether or not he inhaled, but supporters of medical marijuana are pressuring him with a poll showing that 70 percent of voters in New Hampshire—the site of the first presidential primary—support medical marijuana legislation.

TOM DELAY'S COLLEGE RANKINGS

Rep. Tom DeLay (R-Texas) recently urged an audience at a Texas Baptist church to "throw the P.C. out and bring God in" when choosing colleges for their children. DeLay singled out Baylor University and Texas A&M University— both notably conservative schools-- as unacceptable choices because each refuses to teach creationism.

OBESE POLICE



Florida donut shops may soon be conspicuously short of cops—in an effort to trim down its troopers, the state highway patrol has declared officers more than 15 pounds over—in weight to be ineligible for the state's new $500 bonuses.

MEDIA MALPRACTICE?



"This is my diagnosis as a medical doctor. Arafat will not be around very much longer. And I doubt he has the mental capability to be around presently."-Rep. John Cooksey (R-La.)—an ophthalmologist.

LICENSED TO KILL



French authorities recently instituted a 24-hour cooling-off period— not for buying a gun, but for releasing results of a driver's exam. According to Reuters, more than two-thirds of the country's 3.5 million learners fail their driving test, leading many to attack—often at gunpoint—examiners who fail them.

JJC/jjc

June 16
2002

Dear MONY Group
Someone left this here
I make this copy
For YOU
then put original
back For
it's owner
to recoup

will my work
get
done
IN MIDST
of all
this
8:14 PM
John J. Crapo
PRO SE

Dear MONY Group June 16 2002
Someone left this here
I make this copy
For you
then put originals
back for
it's owner
to recoup

Raised Leg Crunches

Lie flat on your back with your knees bent and lower legs supported by a bench or chair. Your thighs should be at 90 degrees to the mat. Tilt the head forward to 45 degrees and hold your hands at your temples or cupped behind the ears. This is the starting position. Slowly crunch forward, breathing out as you do so, then slowly move back to the starting position while breathing in. Repeat, but don't relax between reps.

(!) *Never pull on your neck during a crunch. Doing so may injure your neck or upper back.*







Bench Crunches

Works upper, lower, and oblique abs.

1 Sit on the narrow end of a bench with feet flat on the floor, hands grasping the sides of the bench. Lean your torso back about 45 degrees and raise your feet a few inches off the floor, keeping knees slightly bent.

2 Bring your upper body to an upright position while pu[lling] your knees into your chest. Hold for a second, then re[turn] both the upper and the lower body to the starting position. *Do 2 sets of 10.*

EXHIBIT SEVENTY-NINE (79) OF 128 exhibits TO MNY FROM JACKIE CRAPO JUNE SIXTH (06TH) CALENDAR YEAR 2002


Frida Kahlo: Stalinist, Drug Addict, Role Model

The Washington Monthly

JUNE 2002
$4.50
CAN $5.50

SODA7 B0007 JUL2003
EAST CAMBRIDGE MA 02140-0002

DMB SADDAM?

the obsession of a few neocon hawks became the central goal of U.S. foreign policy

BY JOSHUA MICAH MARSHALL

Jeff Greenfield on Cicero • Joseph Epstein on Snobbery

JJClijc

EXHIBIT EIGHTHY (80) OF 128
exhibits
TO NMY FROM JACKIE CRAPO
JUNE SIXTH (06th) Calendar Year

Tidbits & Outrages

SECURING THE "GREEN" VOTE



Dark-horse presidential candidate Gov. Howard Dean (D-Vt.) hasn't yet been asked whether or not he inhaled, but supporters of medical marijuana are pressuring him with a poll showing that 70 percent of voters in New Hampshire—the site of the first presidential primary—support medical marijuana legislation.

TOM DELAY'S COLLEGE RANKINGS

Rep. Tom DeLay (R-Texas) recently urged an audience at a Texas Baptist church to "throw the P.C. out and bring God in" when choosing colleges for their children. DeLay singled out Baylor University and Texas A&M University— both notably conservative schools — as unacceptable choices because each refuses to teach creationism.

OBESE POLICE

Florida donut shops may soon be conspicuously short of cops. In an effort to trim down its troopers, the state highway patrol has declared officers more than 15 pounds overweight to be ineligible for the state's new $500 bonuses.



MEDIA MALPRACTICE?



"This is my diagnosis as a medical doctor. Arafat will not be around very much longer. And I doubt he has the mental capability to be around presently." -Rep. John Cooksey (R-La.)—an ophthalmologist.

LICENSED TO KILL

French authorities recently instituted a 24-hour cooling-off period— not for buying a gun, but for releasing results of a driver's exam. According to Reuters, more than two-thirds of the country's 3.5 million learners fail their driving test, leading many to attack—often at gunpoint—examiners who fail them.

2002 JJC/JJC

Nuts to Torrey

There is a very good reason why California law prohibits the incarceration of mental patients ("Hippie Healthcare Policy," by E. Fuller Torrey, April 2002). Mental illness is not a crime. In the nominal case, that is how it should be. Medication, hospitalization, and prison are all forms of societal treatment. All should require due process on behalf of the accused.

It is a serious matter to judge someone unfit to make their own decisions. Yet doctors continue to argue for this exemplary power that even judges and elected officials do not have. An accusation of murder affords a certain set of rights. Yet the author seems to argue that an accusation of depressive, schizophrenic, or suicidal behavior should afford even fewer rights than this.

The author makes some very good points as to how the CMHS is running amok with a very large federal grant. However, his underlying thesis rests on the assumption that people who eat from garbage cans should be medicated as a matter of course. That *is* the 1950s' mindset, and in this context, it is not at all clear why the 1960s anti-establishment view is any less relevant today.

MICHAEL SHURPIK
Cambridge, Mass.

E. Fuller Torrey would have *Washington Monthly* readers believe that large numbers of people with mental illness don't get needed treatment because state legislatures won't enact tougher forcible-treatment laws. In contrast, the U.S. Surgeon General's definitive Report on Mental Health highlights the formidable financial barriers that profoundly limit people's access to needed mental healthcare. Yet Torrey would recklessly slash the modest funding provided the single federal agency dedicated to improving the quality and availability of mental health services, the Center for Mental Health Services (CMHS), because the agency doesn't subscribe to his dogma.

Torrey displays loose or highly selective regard for fact in attacking those who reject his anachronistic views. I take particular exception to his mischaracterization of the National Mental Health Association (NMHA) and its advocacy work. As the oldest, largest nonprofit organization addressing all aspects of mental health and mental illness, NMHA has aggressively and successfully supported federal funding for mental health programs for over 90 years—long before CMHS was created. Our view has been, and remains, that the federal investment in mental health and prevention and treatment of mental illness is grossly inadequate.

We are but one of over 300 CMHS grantees. NMHA also vigorously lobbies Congress on behalf of other agencies and departments which provide it no funds. NMHA is proud of the successful work it has done with support from CMHS, for example, creating a National Consumer Supporter Technical Assistance Center (NMHA put up nearly $80,000 to match the CMHS's 1998 grant of $250,000). We are proud to be a voice—across a broad spectrum of federal programs and departments—for people with or at risk of mental illness and substance abuse disorders.

MICHAEL FAENZA
President and CEO National Mental Health Association, Alexandria, Va.

Dr. Torrey replies: The issue that underlies the letter by Mr. Shurpik is whether individuals with severe psychiatric disorders are competent to make decisions about their own care. Multiple studies have shown that approximately half of them have significantly impaired awareness of their illness because of brain dysfunction and thus may not be competent. Would the writers also defend the rights of individuals with Alzheimer's disease to eat from garbage cans and to "debate the issues in order to reach a consensus"? When treatment must be imposed, it should, of course, be done with extensive checks to prevent abuses.

The issue that underlies Mr. Faenza's letter is simpler. As a major beneficiary of the federal faucet under attack, he would understandably like to see the funds continue to flow.

Washington Monthly

Editor in Chief Paul Glastris
Publisher and President Markos Kounalakis

Subscription rates: U.S. and possessions: one year, $44.95; two years, $79.95; three years, $109.95. For Canadian and foreign subscriptions, add $10 for surface delivery; air mail delivery add $32. Back issues, $5. Send correspondence concerning subscriptions and undelivered copies to 733 15th St. NW, Suite 1000, Washington, DC 20005. (202) 393-5155. For subscription complaints and address changes, please call our subscription fulfillment department at (815) 734-5817. For address changes, please provide six weeks' notice. *The Washington Monthly* is indexed in the Book Review Index, Political Science Abstracts, Public Affairs Information Service, the Readers' Guide to Periodical Literature, and Ulrich's International Periodicals Directory and may be obtained on microfilm from University Microfilms International, Ann Arbor, MI 48106. For reprint rights call Christina Larson at (202) 393-5155. Published monthly except combined Jan./Feb. and July/Aug. issues by Washington Monthly Publishing, LLC, 733 15th St. NW, Suite 1000, Washington, DC 20005. Printed in U.S.A.

ISSN 0043-0633. Postmaster: Send change of address to *The Washington Monthly*, 733 15th St. NW, Suite 1000, Washington, DC 20005. Periodicals postage paid at Washington, D.C. and at additional mailing offices. Send manuscripts and letters to: Editors, 733 15th St. NW, Suite 1000, Washington, DC 20005 or e-mail to: editors@washingtonmonthly.com.

The Washington Monthly Online:
www.washingtonmonthly.com

EXHIBIT EIGHTY-ONE (81) OF 128 exhibits
TO NINY FROM JACKIE CRAPO
JUNE SIXTH (06th) CALENDAR YEAR
2002
JJC/jjc

EXHIBIT EIGHTY-TWO(82) OF 128 exhibits
TO NINY FROM JACKIE CRAPO
JUNE SIXTH(06th) Calendar Year 2002
JJC/jjc

(Male artists and scholars have, over the centuries, made a habit of appropriating the work of talented women or attributing it to men.) Once scholars did identify significant women artists, they had to demonstrate that those artists met the male standards for admission to the canon—i.e., they had to suffer and be mostly ignored during their lifetimes. This being the male canon, it was also helpful if the emerging female artists were beautiful and had glamorous friends.

Kahlo made a perfect candidate. She didn't lop off an ear, but Kahlo had a horrific story. In 1925, when she was 18, she was riding a bus in Mexico City when it was struck by a trolley car. A metal handrail pierced her abdomen, exiting through her vagina. Her spinal column was broken in three places. Her collarbone, some ribs, and her pelvis were broken, and her right leg was fractured in 11 places. Her foot was dislocated and crushed. No one thought she would live, much less walk again, but, after a month in the hospital, she went home. Encased for months in plaster body casts, Kahlo began to paint lying in bed with a special easel rigged up by her mother. With the help of a mirror, Kahlo began painting her trademark subject: herself. Of the 150 or so of her works that have survived, most are self-portraits. As she later said, "I paint myself because I am so often alone, because I am the subject I know best."

As if her bodily injuries weren't compelling enough, Kahlo's drama—as well as her art—was enhanced by what she referred to as the second accident in her life: Diego Rivera, the famous Mexican muralist to whom she was married for 25 years. Rivera was a notorious womanizer, a habit he did not abandon after marrying Kahlo, his third wife. Legend has it that for American women traveling to Mexico, having sex with Rivera was considered as essential as visiting Tenochtitlan. The 300-pound Rivera even had an affair with Kahlo's sister Christina. (Kahlo, in turn, had her own affairs with men and women.)

Both Kahlo and Rivera were active in the Communist Party and Mexican politics. More importantly, when Kahlo met Rivera, he was a leading proponent of a post-revolutionary movement known as *Mexicanidad*, which rejected Western European influences and the "easel art" of the aristocracy in favor of all things considered "authentically" Mexican, such as peasant handicrafts and pre-Columbian art. Kahlo also became a diehard adherent, adopting her now-famous traditional Mexican costumes—long skirts and dresses, which also had the practical effect of covering up her polio-withered leg. Rejecting, too, conventional standards of beauty, Kahlo not only didn't pluck her unibrow or mustache, she groomed them with special tools and even penciled them darker.

Likewise, her paintings, rooted in 19th-century Mexican portraiture, ingeniously incorporated elements of Mexican pop culture and pre-Columbian primitivism that, in the 1930s, had never been done before. Usually small, intimate paintings that contrasted with the grand mural tradition of her time, her work was often done on sheet metal rather than canvas, in the style of Mexican street artists who painted *retablos*, or small votive paintings that offer thanks to the Virgin Mary or a saint for a miraculous deliverance from misfortune.

The paintings often reflect her tumultuous relationship with Rivera, as well as the anguish of her ever-



Sun and Life, 1947

EXHIBIT EIGHTY (80)-THREE (03)
OF 128 exhibits
TO MNY FROM JACKIE CRAPO
JUNE SIXTH (06th) CALENDAR YEAR
2002 JC/JJC

Zone Defense

Drug-free school zones were supposed to keep dealers away from kids. But what happens when the zones engulf whole cities?

BY JOHN GOULD

IN THE SPRING OF 1997, DEMATRIC YOUNG was living at the Sunset Motel just off Highway 84 in North Lubbock, Texas. The Sunset is run-down place in a mainly Hispanic neighborhood and home to a constantly shifting roster of semi-permanent guests—low income, down-on-their-luck types, often a step away from the homeless shelter. From his room there, on two occasions, Young sold an undercover narcotics agent somewhere between two and four grams—around $400 worth—of cocaine. The normal sentence in the state of Texas for such a crime would have been around ten years. But Young discovered that he would be facing a much harsher sentence, because, unbeknown to him, his motel room was located in a "drug-free school zone."

According to Texas state law, everywhere within 1,000 feet of a school constitutes a "drug-free zone." Anyone convicted of selling or possessing drugs within such a zone is subject to an enhanced sentence—a five-year mandatory minimum over and above the sentence imposed for the original offense. Unfortunately for Young, the Sunset was within 1,000 feet of Cavazos Junior High School. He was never accused of selling drugs to children. Nor did he ever set foot inside the Cavazos schoolyard. But under the Texas drug-free school zone law, neither of these facts is relevant.

Texas law also requires that Young be tried separately for each charge, once for possession of cocaine and additionally for sales of cocaine within a drug-free school zone. And it requires that any sentences be served consecutively rather than concurrently. As a result, Young—20 at the time of his arrest—is now serving a 38-year sentence, ineligible for parole until at least 2021. "His life is over," says his lawyer, Bob Huddleston.

There's little reason to expect that the Texas politicians who created the state's drug-free zone laws would have much sympathy for Young, given that the crime he was convicted of corresponds perfectly with the law they wrote. But even the most tough-on-crime legislators might question whether the intention of a law designed to keep drug dealers away from school children is being well served by the imposition of a massive extra penalty on someone who was not selling to kids, who was nowhere near them, and who was essentially operating out of his home.

All together, drug-free zone laws rank among the country's most specious criminal drug statutes. Over the years, states have created so many of these zones, of such immense scope, that they now encompass almost the entirety of some cities, rendering them overwhelmingly ineffective. Yet, drug-free zoning has hardly been inconsequential. It has helped send countless low-level drug offenders in inner cities—most of them minorities like Young, who's black—to prison for much longer terms than those committing the same crimes in the suburbs, where drug-free zones occupy a dramatically smaller fraction of the overall space. At a time when Americans are increasingly questioning the fairness of drug laws that disproportionately affect minorities—as with the vastly higher penalties associated with crack versus powdered

JOHN GOULD is a writer in Washington, D.C.

EXHIBIT EIGHTY-FOUR (84) OF 128 exhibits TO MNY FROM JACKIE CRAPO JUNE SIXTH (06th) Year 2002

implementation. Instead, while use among high-school students did decrease for virtually every type of illicit drug over the course of the '80s—reaching a low around 1992—this decrease had already started by the time the zone laws took effect. Since 1992, levels of drug use have slightly increased.

"Drug-free zones sound tough-minded and reassuring," says Naomi Murakawa, co-director of A Better Way Foundation, a Connecticut-based drug-policy research group. "But they're really neither, because what they're trying to deal with is a highly mobile black-market commodity, and it's just not possible to create a public zone that's genuinely free of something like that.

In New Haven, Connecticut, the only extensive space that's not part of a drug-free school zone is the Yale golf course.

Even if drug-free zone laws haven't reduced adolescent drug use or created zones that are actually drug-free, they should have at least pushed drug sales away from schools, right? But a recent study conducted through Boston University's School of Public Health by Will Brownsberger, a lecturer at B.U. and Harvard, found no evidence that that's the case.

Having mapped out an extensive sample-set of "school-zone" dealing arrests in Massachusetts, Brownsberger found that drug dealing is actually denser *inside* the zones than it is outside. What's more, within the 1,000-foot radius of the zones, there is no decrease in the density of arrests as you move toward points on the maps closer to schools—that is, drug-free school zones don't seem to deter drug dealers. In high-poverty areas of Springfield during fiscal 1999, for example, Brownsberger's study shows that areas within 250 feet of schools had a density of 44 dealing arrests per square mile, while the density in areas 750 to 1,000 feet distant was only 31. The data aren't conclusive, of course, given that no one tracked the arrests before drug-free zones existed, but they're hardly reassuring.

Logic-Free Zone

The Brownsberger study illustrates how the design of "drug-free zones" is systematically at odds with its intent. For one thing, it's often difficult for anyone to know that he or she is in a drug-free zone. What signs there are only indicate the zones without demarcating them. So someone can easily be 1,000 feet from the nearest drug-free zone indicator and yet be inside the zone.

"It's a great departure from reality to ascribe that level of knowledge to the vast majority of defendants facing 'school zone' charges," says James Fagan, a Democratic member of the Massachusetts House of Representatives and a former assistant district attorney, who has worked as a criminal defense lawyer since 1977. "The average client who gets caught in these zones is an unsophisticated, low-level guy."

It's confusing enough to figure out where the zones begin and where they end when they're sparsely located, as they tend to be in suburban neighborhoods. But in inner cities, where most drug-free zones are found, the zones tend to intersect with one another, creating oddly-shaped, overlapping entities, immensely confusing to people on the street. And often, inner-city drug-free zones aren't only irregular; they're huge. No matter where they're located, each is a big circle, 2,000 to 3,000 feet across—the length of six to 10 football fields. And that's where state laws follow the standard 1,000 to 1,500 foot definition. In Missouri, the radius is 2,000 feet; in Kentucky, 1,000 yards; in South Carolina, half a mile; and in Alabama, a stunning three miles.

In urban neighborhoods, the sheer number and concentration of public schools and other designated places create dense and extensive sets of overlapping territories that effectively block off entire swaths of city centers as massive drug-free "school" zones. As Fagan notes, "In the city of Boston, it's virtually impossible not to be within 1,000 feet of a school."

While a slight exaggeration, Fagan's claim is not far off the mark—not only for Boston but for most American cities. In the high-poverty urban areas studied for Brownsberger's report, for example, a full 56 percent of the overall area was within the boundaries of a drug-free zone. A Congressional Research Service study of such areas in the District of Columbia, requested by Massachusetts Sen. Edward Kennedy in 1995, estimated that at least 60 percent of the city fell into a drug-free zone. In New Haven, Conn., the only extensive space that's not part of one is the Yale golf course. In urban areas, drug-free zones often take up more space than they leave.

What this means is that the default assumption for urban drug dealers is that they are, at any given

JJC/JJC

time, probably in a drug-free zone. It doesn't take a game theorist to realize that the more this assumption gets made, the less effective the laws will be. Besides the laws simply fail to account for the way in which drug dealers actually behave. As a general rule, low-level dealers conduct business close to where they live. And, as Brownsberger's study demonstrates, most people charged on drug-free zone violations end up being simply those who live within them. Neither are most of those people actually selling to kids. Eighty percent of the cases Brownsberger studied occurred within a drug-free zone, but less than one percent involved sales to minors.

These laws overly target poor African-Americans and Hispanics, not on the basis of drug trade involvement per se, but purely on the basis of where they live.

Advocates nevertheless defend zone-based sentencing laws as providing important "tools" for law enforcement. Bridget Brennan, New York City's special narcotics prosecutor, tellingly admits that she doesn't know the intent of drug-free zone laws. Brennan assumes, upon reflection, that they're meant to dissuade dealers, but says frankly that they have no such effect. What they do—and this is what she likes about them—is give prosecutors the option to go for a stiffer penalty "if appropriate."

But the "appropriateness" which Brennan invokes is strictly a prosecutor's criterion. And, as it turns out, most zone-based charges actually end up being broken down, which means that they're used to get the defendant to plead to lesser charges so as to avoid the mandatory minimum. What's more, Brownsberger found that the decisions prosecutors make on whether to break charges down aren't influenced at all by the proximity of an arrest to a school, nor by whether or not classes were actually in and kids were around. Fagan notes a similar disjuncture in the way drug-free zones give discretion to arresting officers: "I've had cases where the police have literally followed a car for miles in order to stop the guy in a school zone, even though it was two in the morning."

Neighborhood Profiling

A case could be made that, in the end, it doesn't matter what the intent of zone-based sentencing laws is, as long as they help put drug dealers away. But the use of drug-free zone laws as case-management tools by prosecutors and police has at least one systematic and very troubling side effect: It creates a stark bias against inner cities and their largely poor, largely minority, residents.

The virtual omnipresence of urban drug-free zones mean that defendants living in densely populated areas are much more likely to face zone-based charges—and much more likely to be sentenced, and to be sentenced for longer—for the same crimes committed by relatively wealthy, disproportionately white, suburbanites. In Connecticut, for instance, cities whose populations are one-third black or Hispanic have 5.25 drug-free zones per square mile. Towns where minorities make up less than 10 percent of the population have only .48 zones per square mile, according to a recent study by A Better Way Foundation's Sarah Bray. In other words, these laws overly target poor African-Americans and Hispanics, not on the basis of involvement in the drug trade per se, but purely on the basis of where they live.

There is also, unfortunately, evidence of conspicuous racial inconsistencies in decisions on whether or not to charge defendants with drug-free zone violations—particularly on whether or not to charge them with "intent to distribute" within a zone, which is typically determined by the quantity of the drug in a suspect's possession. In 1998, Deborah Ramirez of the Northeastern University Law School and Jack McDevitt, co-director of Northeastern's Center for Criminal Justice Policy Research, conducted a study to determine whether non-whites (for their purposes, blacks and Hispanics) were more or less likely to face "school zone" charges than whites. Among their results: 41 percent of non-whites in possession of less than one-eighth of a gram of cocaine were charged with intent, compared to only 11 percent of whites in possession of the same amount. For amounts over a gram and a half, 94 percent of non-whites were charged but only 26 percent of whites.

Few things poison race relations in America today more than the differential sentencing of white and black or Hispanic people who commit essentially the same crimes. As Judge Robert Mulligan of the Norfolk, Mass., Superior Court observes, the main social effect of these zones is to breed "tremendous cyni-

EXHIBIT EIGHTY-FIVE (85) OF 128 exhibits to MNY FROM JACKIE CRAPO JUNE Sixth (06th) Year 2002 JC//jc

Al Gore, out of disappointment over the moderate stands of the Clinton administration, short-sightedly chose principle over practicality. Underlying the whole sad story is a guiding principle that has gotten all but lost in this polarized society: Sometimes, compromising is the right thing to do. Compromise, Pertschuk writes, takes more courage than continuing to fight and argue. Sometimes fighters have to raise their heads above the fray and remind themselves of who the enemy actually is.

He quotes Jim Tierney, the folksy former Maine attorney general who served as an adviser to the states' tobacco suits: "I believe the fight against the tobacco industry is as addictive as nicotine itself. The very best of public advocates, often in deep personal pain from the loss of a loved one to the deadly cancer marketed so callously by the tobacco industry, were addicted to the fight."

As a reporter who covered this train wreck, I confess that it was heartbreaking to see so much come to so little. As the child of a political family who grew up in the progressive "half-a-loaf" tradition, it just pissed me off. Practicing "half-a-loaf" politics means actually fighting to win, even incremental battles, instead of striking an inspiring pose. Lyndon Johnson understood the rightness of getting things done. Johnson repeatedly weakened the Civil Rights Act of 1957 until liberals were in a rage, but he knew that this bill could pave the way for stronger measures. As Johnson's biographer Robert A. Caro has written, Johnson knew "that the most important thing wasn't what was in the bill. The most important thing was that there be a bill." Or, as Johnson crudely put it, "Once you break the virginity, it'll be easier next time."

Since then, politics has polarized to the point that people disdain it and don't want to get their hands dirty. Content with the beauty of purity, no one ever has to take the blame for failure. Instead, the fighters stand there in the echo chamber, hollering and admiring the sound of their own voices. The real question for advocates and those looking to make real change for the better is deciding when to cut a deal and when to holler—and not just do one or the other all the time. Pertschuk would say that the anti-tobacco movement—and, by implication, many others—has gotten stuck on holler. And it's hard to disagree. ●

The Washington Monthly's Monthly Journalism Award

CLIFFORD J. LEVY

"Broken Homes"

The New York Times, April 28-30, 2002

For this three-part series exposing neglect and malfeasance at private homes for the mentally ill in New York City, Clifford J. Levy waded through more than 5,000 pages of state inspection reports, performed 200 interviews with workers, residents, and family members, and made more than three dozen visits to homes where 946 residents (326 of them under 60) died between 1995 and 2001. The resulting series paints an appalling picture of squalid living conditions and sordid mistreatment. Levy chronicles hundreds of suicides and unaccounted deaths, workers' falsification of records, residents prostituting themselves and selling drugs from their rooms, patients given the wrong drugs by ill-trained workers, and thousands of dollars of unnecessary procedures performed on residents and charged to the state. Levy's work exposes the broken system that allows for-profit homes to manage and house the mentally ill with little or no government scrutiny.

[illegible]

EXHIBIT EIGHTY-SIX (86) OF 128 exhibits TO NINY FROM JACKIE CRAPO JUNE SIXTH (06) YEAR 2002 JJC/jjc

Tidbits & Outrages

SECURING THE "GREEN" VOTE



Dark-horse presidential candidate Gov. Howard Dean (D-Vt.) hasn't yet been asked whether or not he inhaled, but supporters of medical marijuana are pressuring him with a poll showing that 70 percent of voters in New Hampshire—the site of the first presidential primary—support medical marijuana legislation.

OBESE POLICE

Florida donut shops may soon be conspicuously short of cops. In an effort to trim down its troopers, the state highway patrol has declared officers more than 15 pounds over-weight to be ineligible for the state's new $500 bonuses.




TOM
DELAY'S
COLLEGE RANKINGS

Rep. Tom DeLay (R-Texas) recently urged an audience at a Texas Baptist church to "throw the P.C. out and bring God in" when choosing colleges for their children. DeLay singled out Baylor University and Texas A&M University— both notably conservative schools— as unacceptable choices because each refuses to teach creationism.

MEDIA MALPRACTICE?



"This is my diagnosis as a medical doctor. Arafat will not be around very much longer. And I doubt he has the mental capability to be around presently." -Rep. John Cooksey (R-La.)—an ophthalmologist.


LICENSED TO KILL

French authorities recently instituted a 24-hour cooling-off period— not for buying a gun, but for releasing results of a driver's exam. According to Reuters, more than two-thirds of the country's 3.5 million learners fail their driving test, leading many to attack—often at gunpoint—examiners who fail them.

EIGHTY-SIX (86) OF 128
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EXHIBIT EIGHTY-SEVEN (87) OF
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TO MNY FROM (MR)
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Newton doc fined for lack of insurance

The state medical board has fined and reprimanded a Newton psychiatrist for failing to carry malpractice insurance.

Dr. Minda R. Shankman, who practices pediatric psychiatry, was fined $1,500 for failing to have insurance for a period of about a month in 2000.

The board said Shankman had her liability insurance canceled for nonpayment of premiums.

Compiled from staff and wire reports.

REGION In Brief

Assistant AG charged with lewd assault

A state assistant attorney general is facing assault charges after he allegedly masturbated and tried to kiss a cleaning woman at the McCormack Office Building, according to a police report.

Michael Atleson, 34, of Beverly is charged with three counts of accosting a person of the opposite sex, four counts of lewd and lascivious behavior, and one count of assault and battery, according to court records. He will be arraigned at Boston Municipal Court on July 11.

AG office spokeswoman Ann Donlan said the incident was an isolated one and was handled immediately. Atleson has resigned his post at the office.

BOSTON HERALD FRIDAY, JUNE 14, 2002

JUNE SIXTH (06TH) YEAR 2002

JJC/jjc

JUNE SIXTH (06th)
Year 2002

n money and won 58%–42%, carrying every parish except
ecially big margins in Monroe and Alexandria.
ey has a mostly conservative voting record, though rather
ctive stands often reflect his background as a physician. He
try settlement and rejected the argument that Louisiana
elp sugar and rice. He supported the Norwood-Dingell pati
ent of the bill to waive antitrust laws to permit doctors and
health plans over their fees and coverage provisions, so th
patients. He filed his own proposal to give the medically
urchase health insurance. Although he called for cutting
about widening U.S. 165. On cultural issues, he showed his
ban on sales of sexually explicit or violent materials to
commandments in public schools. He disliked the partisan
going to be some partisan politics. . . . But some of the par
e, too vindictive and too mean."
lged to limit himself to three terms in the House. In early
statewide race, he recruited New Orleans area ophthalmo
ingston's House seat. In late 2000, Cooksey began camp
running newspaper ads across the state to increase his nam
he ruled out contributions from tobacco and gambling
ling with the National Organization for Women and th
ing the confirmation of Attorney General John Ashcr
ish's tax package.
from the House, combined with redistricting, makes
riously contested by the Democrats in 2002. Marjorie
hn McKeithen and daughter of longtime Secretary of
ated the 6th District's Richard Baker in 1998, has bee
can make some difference here. The two northern
and the parishes directly south of the current 5th lean
be at least a little bit more Democratic-leaning in 2002
mpetitive. Cooksey's decision to challenge Mary Land
ily contested in 2002. By the numbers, this seat leans
ricting (this seat will need to pick up some population
g areas to the district. Already, Cooksey's Chief of Sta
. Other Republicans include former Representative C
ham. Democrat Charlie DeWitt, the speaker of the

0,398; Pop. 1990: 602,928, up 1.2% 1990–2000. 65.3%
7% Two + races, 0.4% Other; 1.2% Hispanic Origin.

1996 Presidential V

Clinton (D)	141,167	(59%)	
Dole (R)	91,518	(38%)	
Perot (I)	1,997	(1%)	
	5,081	(2%)	



Rep. John Cooksey (R)

Elected 1996, 3d term; b. Aug. 20, 1941, Alexandria; home, Monroe; LA St. U., B.S. 1962, M.D. 1966, U. of TX, M.B.A. 1994; Methodist; married (Ann).

Military Career: Air Force, 1967 (Vietnam); Air Natl. Guard, 1969–72.

Professional Career: Ophthalmologist, 1972–96.

DC Office: 113 CHOB 20515, 202-225-8490; Fax: 202-225-5639; Web site: www.house.gov/cooksey

District Offices: Alexandria, 318-448-1777; Monroe, 318-330-9998.

Committees: *Agriculture* (13th of 27 R): Department Operations, Oversight, Nutrition & Forestry. *International* (17th of 26 R): Europe; Middle East & South Asia. *Transportation & Infrastructure* (17th of 42 R): Economic Development, Public Buildings & Emergency Management.

Group Ratings

	ADA	ACLU	AFS	LCV	CON	ITIC	NTU	COC	ACU	NTLC	CHC
2000	0	50	0	14	19	94	53	87	73	73	73
1999	15	—	0	6	6	—	56	91	62	—	—

National Journal Ratings

	1999 LIB		1999 CONS	2000 LIB		2000 CONS
Economic	29%	—	71%	33%	—	66%
Social	48%	—	52%	36%	—	64%
Foreign	46%	—	54%	0%	—	88%

Key Votes of the 106th Congress

1. Civil Rights	Y	5. Bar RU-486 $ for FDA	Y	9. NATO War in Serbia	Y
2. Min. Wage	*	6. Display 10 Commandments	N	10. Perm. Trade with China	Y
3. Ergo. Stnd.	N	7. Gun Show Bkgrnd. Checks	N	11. Debt Relief for 3rd World	N
4. Tax Veto	Y	8. Ban Part.-Birth Abortion	Y	12. Drop Cuba Econ. Embargo	*

Election Results

John Cooksey (R)	123,975	(69%)	($508,238)
Roger Beall (D)	42,977	(24%)	
Sam Houston Melton Jr (D)	7,186	(4%)	
Other	5,335	(3%)	
John Cooksey (R)	unopposed		($537,985)

DISTRICT

the central node of Louisiana, on the boundary between the French-speaking, country and the heavily Baptist Deep South, its skyscraper Capitol and Exxon beyond the levees that line the Mississippi River. Baton Rouge still bears the who dominated Louisiana politics for much of the 20th Century, Huey P. Long, governor at 36 in the old (and still-standing) Gothic Capitol, when Baton 000 people, and was assassinated in 1935 in the hallway of the 34-story Art next door to the Governor's Mansion, which he also built. To the south are Louisiana State University, much of which he built, in an amazingly short time. the center of a metro area of 600,000, almost all on the east bank of the farinland to Livingston Parish; it is the home of the new Louisiana by the state for $40 million in Huey-Long-like record time. Baton Rouge Louisiana's traditions; according to Clinton adviser James Carville, who ville in Iberville Parish (where three generations of his family served as best restaurants per capita of any city in the United States."
ional District of Louisiana is centered on Baton Rouge, running south to parishes along the Mississippi and east to the Florida parishes—so called

JACKIE CRAPO JJC(J)C
TO MNY FROM MR
128 exhibits
EXHIBIT EIGHTY-EIGHT (88) OF



Gov. Howard Dean (D)

Assumed office Aug. 1991, term expires Jan. 2003, 5th term; b. Nov. 17, 1948, New York, NY; home, Burlington; Yale U., B.A. 1977, Albert Einstein Col. of Medicine, M.D. 1978; Congregationalist; married (Judith).

Elected Office: VT House of Reps, 1982-86; VT Lt. Gov., 1986-91

Professional Career: Practicing physician, 1981-91; Chmn., Natl. Govs Assn., 1994-95; Chmn., Dem. Govs. Assn., 1997

Office: Pavilion State Office Bldg., 109 State St., Montpelier, 05609, 802-828-3333; Web site: www.gov.state.vt.us

[illegible]ction Results

Howard Dean (D) ....
Ruth Dwyer (R) 148,059 (50%)
Anthony Pollina (PRG) 111,359 (38%)
Other 28,116 (10%)
Howard Dean (D) 5,939 (2%)
Brian Pearl (D) 31,366 (84%)
Other 4,357 (12%)
Howard Dean (D) 1,446 (4%)
Ruth Dwyer (R) 121,425 (56%)
Others 89,726 (41%)
.... 6,969 (3%)

Sen. Patrick Leahy (D)

Elected 1974, seat up 2004, 5th term; b. Mar. 31, 1940, Montpelier; home, Burlington; St. Michael's Col., B.A. 1961, Georgetown U., J.D. 1964; Catholic; married (Marcelle).

Elected Office: VT St. Atty., Chittenden Cnty., 1966-74.

Professional Career: Practicing atty., 1964-74

DC Office: 433 RSOB, 20510, 202-224-4242; Web site: www.senate.gov/~leahy

State Offices: Burlington, 802-863-2525; Montpelier, 802-229-0569

[illegible] *Agriculture, Nutrition & Forestry:* Forestry, Conservation & Rural Revitalization; Marketing, In[illegible] Product Promotion; Research, Nutrition & General Legislation (Chmn.). *Appropriations.* Commerce, [illegible] & Judiciary; Defense; Foreign Operations (Chmn.); Interior; VA, HUD & Independent Agencies [illegible] (Chmn.); Antitrust, Business Rights & Competition, Constitution, Federalism & Property Rights.

Ratings

ADA	ACLU	AFS	LCV	CON	ITIC	NTU	COC	ACU	NTLC	CHC
[illegible]	57	85	86	73	83	9	58	8	6	15
[illegible]	—	100	100	51	—	5	41	4	—	—

[illegible]rnal Ratings

	1999 LIB — 1999 CONS		2000 LIB — 2000 CONS	
[illegible]	75% —	20%	82% —	17%
[illegible]	64% —	31%	65% —	34%
[illegible]	78% —	13%	85% —	0%

EXHIBIT EIGHTY-NINE (89)
OF 128 exhibits
TO MNY FROM MR (Jun 06 2002)
JACKIE CRAPO

EXHIBIT NINETY (90)
OF 128 exhibits
TO MNY FROM MR (MISTER)
JACKIE CRAPO
JUNE 06th YEAR 2002



JJCLJJC

EXHIBIT NINETY-ONE(91)
OF 178 exhibits
TO MNY FROM MR JACKIE
CRAPO JUNE SIXth(06th)
Year 2002



JOHN ("JACKIE") JENNINGS CRAPO

JJC/jjc

John J Crapo
PO Box 400151
Cambridg, MA 02140-0002


MAY 31 '02
BOSTON
MA
PB METER
7038476
U.S. POSTAGE
0.80

June 05 2002

EXHIBIT NINETY-TWO(92) OF 128 exhibit
June 06th year 2002

TO NMY
FROM JACKIE CRAPO. PRO SE
JJCliic

EXHIBIT NINETY-THREE (93) OF 128 exhibits
TO MANY FROM JACKIE CRAPO, PRO SE

O'Grady

BOSTON
Herald

P.O. Box 2096, Boston, MA 02106-2096

JUNE 06th 2002
jjclijc

EXHIBIT NINETY-FOUR (94)
OF 128 exhibits
TO MNY FROM JACKIE CRAPO
PRO SE JUNE Sixth Year 2002

Master
John Crapo
Age 7½
December 1945
Washington, D.C.

JUN

1937
7
44

(1) JUL
(2) AUG
(3) SEP
(4) OCT
(5) NOV
(6) DEC

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EXHIBIT NINETY-FIVE (95) OF 128 exhibits TO MNY FROM JACKIE CRAPO PRO SE JUNE Sixth Year 2002 JJC/ jjc

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MR
MICHAEL HERNANDEZ
770 PARK AVE
APT 13D
NEW YORK
NY 10021

2. Ar[illegible] 15

PS F[illegible] 02595-00-M-0952

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) B. Date of Delivery

C. Signature
X W Shaw ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

EXHIBIT NINETY-SIX (96) OF 128 exhibits TO MNY FROM JACKIE CRAPO, PRO SE

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO, PRO SE. AA. ABE. NON LLB —
PO BOX 400151
CAMBRIDGE MA 02140-0002

02

JUNE Sixth (06th) Year 2002

JJC / jjc

EXHIBIT NINETY-SEVEN (97)
OF 128 exhibits
to MNY FROM JACKIE CRAPO
PRO SE

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: MR
ALBERT C JENNINGS
49 WILD HARBOR RD
FALMOUTH
MA 02556

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [illegible] ☐ Agent ☒ Addressee

B. Received by (Printed Name) A. JENNINGS C. Date of Delivery 6-3-2

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

NORTH FALMOUTH USPS JUN 3 2002

2. Article Number (Transfer from service label) 7002 0510 0003 4346 0799

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-0835

JUNE SIXTH (6th)
YEAR 2002

JJC/jjc

EXHIBIT NINETY-EIGHT (98)
OF 128 exhibits
to MNY FROM JACKIE
CRAPO
PRO SE
JUNE SIX-
th (6th)
Year
2002
JJC
JJC

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MR
ALBERT C JENNINGS
49 WILD HARBOR RD
FALMOUTH
MA 02556

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☒ Addressee

B. Received by (*Printed Name*) A. JENNINGS

C. Date of Delivery 6-3-2

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

NORTH FALMOUTH JUN 3 2002 USPS

3. Service Type
☒ Certified Mail ☐ *Express Mail*
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 7002 0510 0003 4346 0799

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-0835

EXHIBIT NINETY-NINE (99) OF 128 exhibits to MNY FROM JACKIE CRAPO PRO SE June 06th (Sixth) Calendar Year 2002 JJC/ JJC

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. PRO SE. NON PRACTISING LCSW
PO BOX 400151
CAMBRIDGE MA 02140-0002

140#0002

EXHIBIT ONE HUNDRED/(100) OF 128 exhibits


The Secretary of State
of the United States of America
hereby requests all whom it may concern to permit the citizen/
national of the United States named herein to pass
without delay or hindrance and in case of need to
give all lawful aid and protection.

Le Secrétaire d'Etat
des Etats-Unis d'Amérique
prie par les présentes toutes autorités compétentes de laisser passer
le citoyen ou ressortissant des Etats-Unis titulaire du présent passeport,
sans délai ni difficulté et, en cas de besoin, de lui accorder
toute aide et protection légitimes.

SIGNATURE OF BEARER/SIGNATURE DU TITULAIRE

NOT VALID UNTIL SIGNED

UNITED STATES OF AMERICA

PASSPORT
PASSEPORT


USA

Type/Catégorie: P
Code of issuing State/Code du pays émetteur: USA
PASSPORT NO./NO. DU PASSEPORT: 154679718

Surname/Nom: CRAPO

Given names/Prénoms: JOHN JENNINGS

Nationality/Nationalité: UNITED STATES OF AMERICA

Date of birth/Date de naissance: 16 JUN/JUN 37

Sex/Sexe: M
Place of birth/Lieu de naissance: MASSACHUSETTS, U.S.A.

Date of issue/Date de délivrance: 23 JUL/JUI 96
Date of expiration/Date d'expiration: 22 JUL/JUI 06

Authority/Autorité: PASSPORT AGENCY
NATIONAL PASSPORT CTR
Amendments/Modifications: SEE PAGE 24

P<USACRAPO<<JOHN<JENNINGS<<<<<<<<<<<<<<<<<<<<
1546797188USA3706163M0607225<<<<<<<<<<<<<<<4

TO MNY FROM
JACKIE CRAPO PRO SE
JUNE SIXTH/06TH YEAR
2002 JJC III

EXHIBIT ONE HUNDRED - ONE (101) OF 128 EXHIBITS
JUNE SIXTH (06th) 2002
OF MR JACKIE CRAPO TO MNY
JJC/jjC

FORM 1040-ES (OCR) 2002
OMB NO 1545-0087

Estimated TAX PAY-MNT VOCHER 2

CALENDAR YEAR DUE JUNE 17 2002

JOHN JENNINGS CRAPO 200212

USA
INTERNAL REVENUE SERVICE
PO BOX 7350
PHILADELPHIA
PA 19101-7350

PLEASE ENTER the AMOUNT YOU ARE PAYING BY CHECK

EXHIBIT ONE HUNDRED - TWO (102)
OF 128 exhibits



TO MNY FROM
JACKIE CRAPO, PRO SE
JUNE SIXth(6th) YEAR 2002

EXHIBIT ONE HUNDRED-THREE (103)
OF
128 exhibits



TO MNY FROM
JACKIE CRAPO, PRO SE
JUNE Sixth (06th) Year 2002
JJC/jjc

EXHIBIT ONE HUNDRED FOUR (104) OF 128 exhibits BY JACKIE CRAPO to

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: BOSTON SUNDAY HERALD OFC OF PUBLR MR PATRICK J. PURCELL OR SUCCESSOR AS PUBLR
PO BOX 2096
BOSTON MA 02106-2096

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☑ Agent ☐ Addressee

B. Received by (Printed Name) | C. Date of Delivery JUN 04 2002

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7001 2510 0002 8473 3865

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-0381

~~NO~~ MONY
JUNE 06th YEAR 2002
JJC/JJC

EXHIBIT ONE HUNDRED-FIVE (105)
OF 128 exhibits
BY JACKIE CRAPO to

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

Jun. 07 2002.

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN CRAPO, PRO SE. NON LLB. NON AM. NON MS
PO BOX 400151
CAMBRIDGE MA 02140-0002

02

MNY
JUNE 06th 2002
JJC/jjc

i've finally
decided
to do
five
multiple
copies
at same
John J. Crapo
JJC Jjjc 8:04 pm
June 16 2002

EXHIBIT ONE HUNDRED -
SIX (106)
OF 128 exhibits



John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002
PRIORITY
MAIL

BY JACKIE CRAPO. to
MNY JUNE 06 2002
JJC///c

June 16th
2002

I've a malfunctioning self
suce comes

John J. CRAPO
7:55 PM

JJC JJC

EXHIBIT ONE HUNDRED SEVENTY
(107) OF 128 exhibits


UNITED STATES TAX COURT
WASHINGTON DC 20217-0002
OFFICIAL BUSINESS
PENALTY FOR PRIVATE USE $300
U.S. OFFICIAL MAIL
June 07 2002
John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002
PRIORITY MAIL
UNITED STATES POSTAL SERVICE
LABEL 107 APRIL 1999
FIRST CLASS

BY JACKIE CRAPO TO MNY
June 06th 2002

110/110

EXHIBIT ONE HUNDRED EIGHT
(108) OF 128 exhibits


First Class
John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002
U.S. OFFICIAL MAIL
LABEL 107 APRIL 1995

BY JACKIE CRAPO TO MNY
June 06th 2002
JJC/jjc

EXHIBIT ONE HUNDRED NINE
(109) OF 128 exhibits
BY JACKIE CRAPO TO MNY


PRIORITY
MAIL
John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

JUNE SIXTH (6th) Year 2002

Sharp SF-8570
CID AA 0688

A Cal copiers
800 439 737A #4
439 737A 4

EXHIBIT ONE HUNDRED TEN
(110) OF 128 exhibits
BY JACKIE CRAPO TO
MNY
JUNE Sixth (06th) Year
2002 JJC/jjC

J. J. Crapo Prose

Kinko's (617) 497-0125
ONE MIFFLIN PLACE
CAMBRIDGE, MA 02138

QTY/LIST	DISC	PRICE	AMOUNT
551 ES B&W S/S WHITE STD			
0.08	0.02	0.06	33.06
1 STATIONERY DESIGN PKGD PAPER			
12.95	0.00	12.95	12.95

%DISC 10.00 -1.30
SUB 44.71 TX 2.24 TOT 46.95
CASH 60.00
CHG 13.05

TOTAL DISCOUNT: $12.32

CW 160 TR 1228958 RG 5 06/07/02 06:50

Visit us @ http://www.kinkos.com

EXHIBIT ONE HUNDRED ELEVEN (111) OF 128 exhibits

BY JACKIE CRAPO to MNY

JUNE SIXTH (06th) YEAR 2002


UNITED STATES
POSTAL SERVICE

***** WELCOME TO *****
FORT POINT STATION 10/18/
BOSTON, MA 02205-9761
06/07/02 07:41AM

John J. Crapo. Pro Se

Store	USPS	Trans	14
Wkstn	sys5005	Cashier	JJ1CN0
Cashier's Name		DAN	
Stock Unit Id		SIADANM	
PO Phone Number		617-654-5326	
USPS #		2407990109	

1. Priority Mail 7.55
   Destination: 20217
   Weight: 1lb 3.20oz

JJC///C

EXHIBIT ONE HUNDRED TWELVE (112) OF 128 exhibits

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7001 2510 0004 5092 5940

OFFICIAL USE

CAMBRIDGE, MA 02141

Postage	$ 3.95	UNIT ID: 0109
Certified Fee	2.10	Postmark Here
Return Receipt Fee (Endorsement Required)	1.50	
Restricted Delivery Fee (Endorsement Required)		Clerk: JJ1CNQ
Total Postage & Fees	$ 7.55	06/07/02

FORT POINT STA BOSTON MA USPS JUN -7 2002

Sent To DISTRICT COURT DEPARTMENT CAMBRIDGE DIVISION CLRK-MAGIS-
Street, Apt. No.; or PO Box No. TRATE'S OFC STAT TRIAL COURT PO BOX 338
City, State, ZIP+4 CAMBRIDGE MA 02141-0338

PS Form 3800, January 2001 See Reverse for Instructions

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7002 0510 0003 6434 5013

OFFICIAL USE

WASHINGTON, DC 20217

Postage	$ 3.95	UNIT ID: 0109
Certified Fee	2.10	Postmark Here
Return Receipt Fee (Endorsement Required)	1.50	
Restricted Delivery Fee (Endorsement Required)		Clerk: JJ1CNQ
Total Postage & Fees	$ 7.55	06/07/02

FORT POINT STA BOSTON MA USPS JUN 7 2002

Sent To UNITED STATES TAX COURT CLRK'S OFC HON CLRK MR CHARLES S.
Street, Apt. No.; or PO Box No. CASAZZA ESQ OR SUCCESSOR AS TAX COURT CLRK 400 2ND ST NW
City, State, ZIP+4 WASHINGTON DC 20217-0002

PS Form 3800, January 2001 See Reverse for Instructions

BY JACKIE CRAPO
to MNY
JUNE Sixth(6th)
Year 2002
nclijc

7001 1140 0003 2984 0440

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

O NEW BEDFORD, MA 02740 A L USE

Postage	$ 3.95
Certified Fee	2.10
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 7.55

UNIT ID: 0109
FORT POINT STA BOSTON MA 02205 USPS
JUN
Postmark Here
Clerk: JJ1CN0
06/07/02

Sent To CITY OF NEW BEDFORD CONTRIBUTORY RETIREMENT SYSTEM ATTN PLEASE SYTEM BD CHAIRPERSON HON MR ARTHUR J CARON
Street, Apt. No.; or PO Box No. JR OR ADMN ASSIST MS KAREN S OUIMET OR ACTING BD CHAIRPERSON
City, State, ZIP+4 700 PLEASANT ST NEW BEDFORD MA 02740-6187

PS Form 3800, January 2001 — See Reverse for Instructions

7001 1940 0001 1081 3143

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

O WASHINGTON, DC 20515 A L USE

Postage	$ 3.95
Certified Fee	2.10
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 7.55

UNIT ID: 0109
FORT POINT STA BOSTON MA 02205 USPS
JUN
Postmark Here
Clerk: JJ1CN0
06/07/02

Sent To US HOUSE OF REPRESENTATIVES CONGRESSMAN HON JOSE E SERRANO NY
Street, Apt. No.; or PO Box No. 16TH DISTRICT SAM RAYBURN HOUSE OFC BLDG
City, State, ZIP+4 WASHINGTON DC 20515-3218

PS Form 3800, January 2001 — See Reverse for Instructions

EXHIBIT ONE HUNDRED THIRTEEN (113)
OF 128 exhibits
BY JACKIE CRAPO TO MANY
JUNE SIXTH (6th) 2002 JJC/jjc


EXHIBIT ONE HUNDRED FOURTEEN
(114) OF 128 exhibits
BY JACKIE CRAPO TO
MN JUNe 06 2002

Certified Mail Provides:

- A mailing receipt
- A unique identifier for your mailpiece
- A signature upon delivery
- A record of delivery kept by the Postal Service for two years

Important Reminders:

- Certified Mail may ONLY be combined with First-Class Mail or Priority Mail.
- Certified Mail is *not* available for any class of international mail.
- NO INSURANCE COVERAGE IS PROVIDED with Certified Mail. For valuables, please consider Insured or Registered Mail.
- For an additional fee, a *Return Receipt* may be requested to provide proof of delivery. To obtain Return Receipt service, please complete and attach a Return Receipt (PS Form 3811) to the article and add applicable postage to cover the fee. Endorse mailpiece "Return Receipt Requested". To receive a fee waiver for a duplicate return receipt, a USPS postmark on your Certified Mail receipt is required.
- For an additional fee, delivery may be restricted to the addressee or addressee's authorized agent. Advise the clerk or mark the mailpiece with the endorsement *"Restricted Delivery"*.
- If a postmark on the Certified Mail receipt is desired, please present the article at the post office for postmarking. If a postmark on the Certified Mail receipt is not needed, detach and affix label with postage and mail.

IMPORTANT: Save this receipt and present it when making an inquiry.

PS Form 3800, January 2001 *(Reverse)* 102595-01-M-1049

Certified Mail Provides:

- A mailing receipt
- A unique identifier for your mailpiece
- A signature upon delivery
- A record of delivery kept by the Postal Service for two years

Important Reminders:

- Certified Mail may ONLY be combined with First-Class Mail or Priority Mail.
- Certified Mail is *not* available for any class of international mail.
- NO INSURANCE COVERAGE IS PROVIDED with Certified Mail. For valuables, please consider Insured or Registered Mail.
- For an additional fee, a *Return Receipt* may be requested to provide proof of delivery. To obtain Return Receipt service, please complete and attach a Return Receipt (PS Form 3811) to the article and add applicable postage to cover the fee. Endorse mailpiece "Return Receipt Requested". To receive a fee waiver for a duplicate return receipt, a USPS postmark on your Certified Mail receipt is required.
- For an additional fee, delivery may be restricted to the addressee or addressee's authorized agent. Advise the clerk or mark the mailpiece with the endorsement *"Restricted Delivery"*.
- If a postmark on the Certified Mail receipt is desired, please present the article at the post office for postmarking. If a postmark on the Certified Mail receipt is not needed, detach and affix label with postage and mail.

IMPORTANT: Save this receipt and present it when making an inquiry.

PS Form 3800, January 2001 *(Reverse)* 102595-01-M-1049

JJC

EXHIBIT ONE HUNDRED FIFTHTEEN (115) OF 128 exhibit

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7001 2510 0005 2983 1240

OFFICIAL USE

NEW YORK, NY 10019

Postage	$ 3.95
Certified Fee	2.10
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 7.55

FORT POINT STA BOSTON
UNIT ID: 0109
JUN - 7 2002
Postmark Here
Clerk: JJ1CN0
USPS
06/07/02

Sent To THE MONY GROUP INC ATTN PLEASE CORP SECY MR LEE M. SMITH, ESQ. OR SUCCESSOR AS GROUP VICE PRESIDENT
Street, Apt. No.; or PO Box No. 1740 BROADWAY
City, State, ZIP+4 NEW YORK NY 10019

PS Form 3800, January 2001 See Reverse for Instructions

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7001 2510 0002 8474 5264

OFFICIAL USE

BOSTON, MA 02108

Postage	$ 3.95
Certified Fee	2.10
Return Receipt Fee (Endorsement Required)	1.50
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 7.55

UNIT ID: 0109
JUN - 7 2002
Postmark Here
Clerk: JJ1CN0
USPS
06/07/02

Sent To STATE BOARD OF RETIREMENT EXECUTIVE DEPT OF STAT TRES STAT OF MASSACHUSETTS BD CHAIRPERSON STAT TRES HON MS SHANNON P O'BRIEN, ESQ JD
Street, Apt. No.; or PO Box No. JOHN W. McCORMACK STAT BLDG
City, State, ZIP+4 1 ASHBURTON PL RM 1219
BOSTON MA 02108-1607

PS Form 3800, January 2001 See Reverse for Instructions

BY JACKIE CRAPO to MNY JUNE 06 2002 JJC/jjc

EXHIBIT ONE HUNDRED SIXTEEN (116) OF 128 exhibits

BACKGROUND

This case has a lengthy history. After a justice of this court allowed FSA's motion to dismiss under Mass.R.Civ.P. 12(b)(6), the Appeals Court reversed. See Fabiano v. Boston Redevelopment Auth., 49 Mass.App.Ct. 66 (2000). After remand, the defendants moved for summary judgment before this court. This motion was denied on February 27, 2001 (Fahey, J.). The relevant history of this lengthy litigation is detailed in these two decisions. After the submission of a new affidavit by Paul J. Senk ("Senk"), the Manager of Real Estate, Windsor Facilities Service Office of the United States Postal Service ("USPS"), the defendants again move for summary judgment.

STANDARD OF REVIEW

This court grants summary judgment where there are no genuine issues of material fact and where the summary judgment record entitles the moving party to judgment as a matter of law. See Cassesso v. Commissioner of Correction, 390 Mass. 419, 422 (1983); Community Nat'l Bank v. Dawes, 369 Mass. 550, 553 (1976); Mass. R. Civ. P. 56(c). The moving party bears the burden of affirmatively demonstrating that there is no genuine issue of material fact on every relevant issue. See Pederson v. Time, Inc., 404 Mass. 14, 17 (1989). A party moving for summary judgment who does not bear the burden of proof at trial may demonstrate the absence of a triable issue either by submitting affirmative evidence negating an essential element of the nonmoving party's case or by showing that the nonmoving party has no reasonable expectation of proving an essential element of its case at trial. See Flesner v. Technical Communications Corp., 410 Mass. 805, 809 (1991); See also Kourouvacilis v. General Motors Corp., 410 Mass. 706, 716 (1991).

BY JACKIE CRAPO TO MNY
JUNE 06th, 2002
JJC/JJC

EXHIBIT ONE HUNDRED SEVENTEEN (117) OF exhibits BY JACKIE CRAPO to MNY

DISCUSSION

The Supremacy Clause of the United States Constitution immunizes the activities of the federal government from state interference. See Goodyear Atomic Corp. v. Miller, 486 U.S. 174, 180 n.1 (1988); see also United States Postal Service v. Greenwich, 901 F. Supp. 500, 505 (D.Conn. 1995).

In her decision, Judge Fahey held that the USPS had failed to demonstrate that it would invoke its immunity power if this Court were to grant any relief sought by Fabiano. On the new Motion for Summary Judgment, the sole issue before this court is whether Senk, in his authority as a Contracting Officer for the USPS, invoked the immunity from local zoning regulations on behalf of the USPS and that this Court can no longer grant any of the relief sought by Fabiano.

Before considering the merits of the affidavit, this Court must first determine whether Senk has the authority to invoke sovereign immunity on behalf of the USPS. Fabiano argues that Senk, as a Contracting Officer, lacks the authority to invoke such power on behalf of the USPS. In support of her argument, Fabiano points to the USPS Purchasing Manual, which sets out the authority of a "contracting officer." The Purchasing Manual gives the contracting officer "the authority to enter into, administer, and terminate contracts and to make related decisions." The manual also gives contracting officers "wide latitude to exercise sound business judgment based on the competitive and business needs of the Postal Service."

Fabiano fails to raise more than unsubstantiated speculation that Senk lacks the authority to invoke USPS' immunity. The language of the Purchasing Manual, while vague, certainly does not preclude the invocation of USPS immunity by a Contracting

JUNE Sixth(06th) Year 2002

JJC/jjc

EXHIBIT ONE HUNDRED EIGHTEEN
(118) OF 128 exhibits

Officer in regard to leases and local zoning regulations. It would seem unreasonable that such local decisions could only be made by the highest echelons of the USPS. Further, there is nothing in the record that demonstrates such a hierarchical decision system at the USPS. USPS regulations speak to the very point of delegation. The regulations allow any of the powers of the Postmaster General, including the right to invoke the sovereign immunity doctrine, to any officer, employee, or agency of the Postal Service. See 39 CFR 3.5.

In his affidavit, Senk states that he is a Contracting Officer for the lease between the USPS and FSA and that he is responsible for the lessor'' compliance with the terms of the Lease. He claims to have the authority to amend the lease with FSA and has done so to eliminate the contractual requirement that FSA comply with local zoning ordinances. Finally, Senk states:

> "Based upon its immunity to local zoning and land use ordinances, the USPS will remain at 1575 Tremont Street for the full lease term, and will not consent to any alterations to the premises at 1575 Tremont Street, regardless of any decision by the Court in this action."

This unequivocal affidavit satisfies the Court that the USPS intends to invoke its sovereign immunity power with respect to the 1575 Tremont Street property. As such, FSA is derivatively immune from any action by Fabiano.

As no genuine issue of material fact exists in the case, this Court finds that the Senk affidavit sufficiently demonstrates the USPS' decision to invoke its immunity from local zoning regulations effecting the property at 1575 Tremont Street. As the Court can no longer grant the relief sought by Fabiano, the Motion for Summary Judgment must be granted.

BY JACKIE CRAPO TO MNY
JUNE 06th Year 2002

JJC/jjc

ORDER

For the foregoing reasons, it is hereby **ORDERED** that the defendants' Motion for Summary Judgment is **GRANTED**.

Ernest B. Murphy, J.

Ernest B. Murphy, J.
Justice of the Superior Court

DATED: June 29, 2001

EXHIBIT ONE HUNDRED NINETEEN (119) OF 128 exhibits BY JACKIE CRAPO TO MN DATED JUNY 06th YEAR 2002 JJC/jjC

THE ORIGINAL OF THIS WAS LEFT ON THE COPIER . I MADE COPY OF IT SELF SERVICE COPIER PUT ORIGINAL BACK WHEN I WAS DONE FOR OWNER TO RETRIEVE IT LOOKS RELEVANT

EXHIBIT ONE HUNDRED TWENTY (120) OF 128 exhibits

P-180 (REV.)

CAMBRIDGE POLICE DEPARTMENT

PROPERTY RECEIPT

RECEIVED FROM: K[illegible] Cavanagh DATE 6/4/02

RECEIVED BY: John Jennings Crapo

AMOUNT	COMPLETE DESCRIPTION	MAKE	SERIAL NO.
	Pick up Personal property		
	Clothing		
	Red Back pack		
	white [illegible] Box [illegible]		

BY JACKIE CRAPO. TO MNY DATED June 06 2002 JJC/ijc

EXHIBIT ONE HUNDRED TWENTY-ONE (121) OF 128 exhibits BY JACKIE CRAPO, PRO SE TO NNY June 06 2002

P-180 (REV.)

CAMBRIDGE POLICE DEPARTMENT

PROPERTY RECEIPT

RECEIVED FROM: Kevin Cavanagh DATE 6/4/02

RECEIVED BY: John Jennings Crapo

AMOUNT	COMPLETE DESCRIPTION	MAKE	SERIAL NO.
	Pick up Personal property		
	Clothing		
	Back pack		
	Pile Box		

JJC/jjc

PRISONER PROPERTY

Inmate Name: John J Crapo

Inmate Number: D0929

Number:

Watch	Glasses	Necklace	Ring	Lighter	Knife	Keys

Transport Badge Number:

Agency:

Bills		Coins	
$100 =		.25 =	
$ 50 =		.10 =	
$ 20 =		.05 =	
$ 10 =		.01 =	
$ 5 =			
$ 1 =			
Total $ =		Total $ =	

I hereby acknowledge surrendering the above personal items for safe keeping.

Inmate's Signature ____________ Date: ________

I hereby acknowledge receipt of all the above personal items upon my release.

Inmate's Signature ____________ Date: ________

800-255-8489

EXHIBIT ONE HUNDRED TWENTY - TWO (122) OF 128 exhibits

BY JACKIE CRAPO, PRO SE to MNY JUNE 06 2002 JJC/jjc


PRISONER PROPERTY
Number: D0929
Number:
Glasses
Necklace
Ring
Lighter
Knife
Keys
Badge Number:
Agency
Bills
$100 =
$ 50 =
$ 20 =
$ 10 =
$ 5 =
$ 1 =
Total $ =
Coins
.25 =
.10 =
.05 =
.01 =
Total $ =
I hereby acknowledge surrender of the above personal items for safe keeping.
Inmate's Signature
Date:
I hereby acknowledge receipt of all the above personal items upon my release.
Inmate's Signature
Date:
LYNN PEAVEY COMPANY
800-255-6499

EXHIBIT ONE HUNDRED twenty-three (123)
OF 128 exhibits

BY JACKIE CRAPO, PRO SE
to MNY June 06 2002
JJC/jjc

DO NOT TAMPER

DO NOT TAMPER

DO NOT TAMPER


The Original Celebrated
CURIOUSLY STRONG
WINTERGREEN
ARTIFICIALLY FLAVORED MINTS
ALTOIDS
MADE IN GREAT BRITAIN
NET WT 1.76 OZ (50g)

EXHIBIT ONE HUNDRED TWenty-Four (124) OF 128 exhibits

BY JACKIE CRAPO JO MNY
June 06 2002

EXHIBIT ONE HUNDRED TWENTY-FIVE (125) OF 128 exhibits

BY JACKIE CRAPO TO MNY JUNE 06 2002 JJC/jjc


RISONE

Wallet | Ring | Lighter | Knife

Miscellaneous

Booking O

Badge Number:

Bills	Coins
$100 =	.25 =
$ 50 =	.10 =
$ 20 =	.05 =
$ 10 =	.01 =
$ 5 =	
$ 1 =	
Total $ =	Total $ =

I hereby acknowledge surrendering the above personal items for safe keeping.

Inmate's Signature ______ Date ______

I hereby acknowledge receipt of all the above personal items upon my release.

Inmate's Signature ______ Date ______

EXHIBIT ONE HUNDRED Twenty SIX (126) OF 128 exhibits



DO NOT TAMPER
DO NOT TAMPER
DO NOT TAMPER
AT-A-GLANCE
2002
AT-A-GLANCE
2002
WEEKLY
MONTHLY
The Original Celebrated
CURIOUSLY STRONG
WINTERGREEN
ALTOIDS
MADE IN GREAT BRITAIN
NET WT 1.76 OZ (50g)

BY JACKIE CRAPO TO MNY
June 06 2002
JJC/jjc.

EXHIBIT ONE HUNDRED TWENTY-SEVEN (127) OF 128 exhibits


DO NOT TAMPER
DO NOT TAMPER
DO NOT TAMPER
AT-A-GLANCE
2002
WEEKLY
MONTHLY
See Inside For Complete List Of Features
Made In China
The Original Celebrated
CURIOUSLY STRONG
WINTERGREEN
ARTIFICIALLY FLAVORED MINTS
ALTOIDS
MADE IN GREAT BRITAIN
NET WT 1.76 OZ (50g)

BY JACKIE CRAPO to MNY
June 06 2002
JJC/jjc

EXHIBIT ONE HUNDRED TWENTY-EIGHT (128) OF 128 — EXHIBITS

PROPERTY

PRISONER PROPERTY

Inmate Name: [illegible] J Crapo
Inmate Number: 00929
Pouch Number:

Wallet	Watch	Glasses	Necklace	Ring	Lighter	Knife	Keys
1	1						1

Miscellaneous Items: [illegible] 3 pens, tie clip, Belt
Booking Officer: [illegible]
Transportation Officer: [illegible] Badge Number:
Agency: 7 PD

Bills		Coins	
$100 =		.25 =	
$ 50 =	[illegible]	.10 =	
$ 20 =		.05 =	
$ 10 =	[illegible]	.01 =	
$ 5 =			
$ 1 =	Check		
Total $ =	for $135	Total $ =	

I hereby acknowledge surrendering the above personal items for safe keeping.

Inmate's Signature _______________ Date: _______________

I hereby acknowledge receipt of all the above personal items upon my release.

Inmate's Signature _______________ Date: _______________

[illegible] COMPANY 800-255-6499

128 – 64 / 2

BY JACKIE CRAPO TO MNY
June 06 2002
JJC/jjc

RECD MONY
7/1/02
DJG

JOHN JENNINGS CRAPO, PRO SE
MNY GROUP STCKHLDR
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL MAILPIECE
7001 2510 0002 8474 5059
RETURN RCPT REQUESTED
Please

JUNE 27 2002

page one (01) of two (2) pages
each page printed one (01) side reverse blanc

MONY LIFE INSURANCE COMPANY ATTENTION PLEASE SENIOR COUNSEL
MR DANIEL J GALLAGHER, ESQUIRE
MAIL DROP 7-22
1740 BROADWAY
NEW YORK CITY NY 10019

Dear MR GALLAGHER

ENCLOSED EXHIBITS COPIES WHICH I CALL to your attention

PP ~~26-03~~ 26-23
D-6 APPENDIX D
D-1 APPENDIX D
~~E-5~~ E-1
Y11
my open letter 27 June 2002
Front piece from MONY LIFE INSURANCE JUN 21 2002
notice to Report For
7001 0320 0005 3035 8557
Front Piece From MNY ~~F~~
21 June 2002 #ET 339 484 890US
Rear Piece From MNY

MORE

J J CRAPO PRO SE to MNY
June 27 2002
Page two(02) OF two(2)pp

Copy my letter to
MS ANNE KELLEY VIA Certified
MAIL Return Rcpt REQUESTED

Copy my letter to Mr/MS
Mrs Michael BRUNNER
Certified mail Return Receipt
REQUESTED

I POSTED Notice

11:13AM I Noticed RUNNING
WATER TURNED OFF - IN ~~TH~~
MY ~~PLATE~~ PLACE

~~Sincerely~~ Please
I ASK that
~~John~~ you include these
Fifteen(15) pages in
The exhibits - thereby
raising the number I've
give you by Fifteen(15)

Sincerely
John Jennings Crapo
John J. CRAPO
PRO SE

End: Fifthteen(15) printed
one side reverse side of
each - Blanc

12:15 pm to
2:05 PM

JOHN JENNINGS CRAPO
PO Box 400151
CAMBRIDGE MA 02140-0002

Via Certified June 27 2002
mail MAILPIECE page one (01) of
7001 2510 0002 two (02) pages
8473 9096 ~~eac~~ printed
Return receipt one (01) SIDE
REQUESTED reverse SIDE

Please
MR/MRS/MS ANNE KELLY BLANC
APT TWO (02)
10 AGASSIZ Street
CAMBRIDGE MA 02140

Dear MS/MRS/MR KELLY

Enclosed I call to your attention copy my letter to the MONY LIFE INSURANCE COMPANY which I send it via Certified MAIL Return Receipt REQUESTED

Copy this letter plus enclosures I send via Certified mail Return receipt requested to Mr Gallagher, MR BRUNNER

I DIDN'T Notice you to day IN entry area Not much space I thought ~~the~~ with more:

J J CRAPO. PRO SE TO MS KELLY
PAGE TWO(02) OF TWO(02) PAGES
JUNE 27 (Twenty-Seventh) YEAR 2002

ALL THE DUST AND OTHER SERIOUS ENVIRONMENTAL TROUBLES (FOR ME) WHICH I NOTICED AS I CLIMBED THE THE STAIRS TO MY DOORWAY

YOU AND I ARE NOT FRIENDS. WE HAVE HAD MANY OPPORTUNITIES TO BECOME FRIENDS.

SINCERELY

John J. Crapo, PRO SE
NON LLB. NON AM, NON
MS. NON PRACTISING
LCNSD CERT SCL WRKR

ENCLOSURES: EACH PRINTED ONE (01) SIDE - REVERSE SIDE BLANC

JJC|JJC SOMETHING WOKE ME 12:01 AM (12:30 AM NOW) SO I RE-WRITE PAGE TWO(02) MY letter to YOU

#30#

JJ Crapo ~~to AA~~ Ms Kelly
P. two (02)
June 27 2002

ALL the DUSK AND other environmental troubles problems (For me) in all the hallways floor ONE, two (02), three (03) and Four - I noticed as I climbed to my doorway

Sincerely,

John J. Crapo, Pro Se
NON LLB, NON AM, NON MS

Enclosures - each printed one (01) SIDE reverse SIDE BLANC

JJC/jjc

Mr John CRAPO, PRO SE, AB, ABE
PO Box 400151 CAMBRIDGE
MA 02140-0002

VIA Certified MAIL Art # 7002 0510 0003 2244 9999
Return Rcpt RE-QUESTED

JUNE 27 2002
P. one (01) OF two (02) PP
each printed one (01) side
reverse SIDE BLANC

MR Michael BRUNNER
TEN AGASSIZ St
CAMBRIDGE MA 02140-2849

Dear Mr Brunner

I call to your attention copy my letter to The MONY GROUP INC - herein IS a copy with my exhibits

When I returned to The BuildING I Noticed IN bulk mail there was a journal ADDRESS-ED to you

Copy this letter I send via certified mail return receipt REQUESTED to my "Neighbor" at Apt two (02)

So FAR I DON'T consider us having been INTRODUCED

Copy this letter to Mr GALLAGHER At The MONY LIFE INSURANCE Company - via certified mail return Rcpt requested -

I thought since I write I should call to your attn the journal was IN foyer or → more

JOHN J CRAPO, PRO SE, AA, ABE
JUNE TWENTY-SEVENTH (27th)
YEAR TWO THOUSAND TWO (2002)

IS IT THE VESTIBULE (???) (I CAN'T FIND MY DICTIONARY)

I'VE FOUND IT VERY WARM AND SULTRY - DIFFICULT FOR ME TO BE MOTIVATED. INCONVENIENT TOO

MY CIRCUMSTANCES ARE VERY SERIOUSLY INCONVENIENT, TROUBLING AND THREATENING TO ME

WE ARE NOT FRIENDS. WE HAD MANY CHANCES TO BECOME FRIENDS. WE DIDN'T.

Sincerely
John Jennings Crapo, Pro Se
AA, ABE, Non Practicing LCNSD
CERT SCL WRKR, NON LLB,
NON LWYR ET CETERA
JJC/jjc it's 12:39 AM June 28th
2002 SOMETHING WOKE ME
ENCLOSURES
JJC/jjc

JJ Crabo Pro Se, AA, ABE
June 27 2002
P-2/10/02
is it thievestibuly (?)(?)(?)
(I can't find my dictionary)
I've found it very warm
and sultry. DIFFICULT for me
to be motivated. inconvenient.
too.
my circumstances are very
seriously inconvenient. troubling
AND threatening
Sincerely
John Jennings Csabo
PRO SE, AA, ABE
NON LLB, NON AM,
NON MS, NON LPN:
NON RN, NON PT
NON OT(R) Etc.
JJC

D

APPENDIX D

MILITARY OCCUPATIONAL SPECIALTY AND AFFILIATED BRANCH OF SERVICE

The following is a listing of all authorized Military Occupational Specialties (MOS's) and the Branch of Service Insignia which is worn for each MOS. The abbreviations utilized are defined as follows:

Abbreviations

AG	Adjutant General
AD	Air Defense
AR	Armor
BI	Branch Immaterial
CM	Chemical
EN	Engineers
FA	Field Artillery
FI	Finance
IN	Infantry
JA	Judge Advocate General
MS	Medical
MI	Military Intelligence
MP	Military Police
OD	Ordnance
QM	Quartermaster
SC	Signal Corps
TC	Transportation

MOS	*Title*	*Branch of service*
11B	Infantryman	IN
11C	Indirect Fire Infantryman	IN
11H	Heavy Antiarmor Crewman	IN
12B	Combat Engineer	EN
12C	Bridge Crewman	EN
12E	Atomic Demolition Munitions Specialist	EN
12Z	Combat Engineering Senior Sergeant	EN
13B	Cannon Crewman	FA
13E	Cannon Fire Direction Specialist	FA
13F	Fire Support Specialist	FA
13W	Field Artillery Target Acquisition Senior Sergeant	FA
13Y	Cannon/Missile Senior Sergeant	FA
13Z	Field Artillery Senior Sergeant	FA
15B	SERGEANT Missile Crewman	FA
15D	LANCE Missile Crewman	FA
15E	PERSHING Missile Crewman	FA
15F	HONEST JOHN Rocket Crewman	FA
15J	LANCE/HONEST JOHN Operations/Fire Direction Specialist	FA
16B	HERCULES Missile Crewman	AD
16C	HERCULES Fire Control Crewman	AD
16D	HAWK Missile Crewman	AD
16E	HAWK Fire Control Crewman	AD
16F	Light Air Defense Artillery Crewman	AD
16H	ADA Operations and Intelligence Assistant	AD
16J	Defense Acquisition Radar Crewman	AD
16P	ADA Short Range Missile Crewman	AD
16R	ADA Short Range Gunnery Crewman	AD
16Z	Air Defense Artillery Senior Sergeant	AD
17B	Field Artillery Radar Crewman	FA

John J CRAPO to MONY ("MNY")
June 27 2002
JJC/jjc

APPENDIX E
OVERSEAS UNIFORM AND CIVILIAN CLOTHING REQUIREMENTS

1. This appendix indicates the uniform or civilian clothing prescribed by oversea commanders to be worn within the geographical limits of their commands. Changes to this appendix will be reported to HQDA (DAAG-PSI), WASH, DC 20314 by the following:

a. CINCUSAREUR

b. Cdr, USARJ

c. Cdr, USAREIGHT

d. Cdr, USA CINCPAC Support Group

e. Cdr, 193d Inf Bde (Canal Zone)

f. Senior US Army representative (AR 1-78) in any foreign country not included in reports submitted by commanders in *a* through *e* above.

2. The following remarks apply to all Defense Attaché Offices (DAO) where Army personnel are assigned: Civilian clothing is the primary dress for all DAO's (duty). The uniform is prescribed at the discretion of the Defense Attaché (DATT) for some official calls, for some social visits, and for wear to certain diplomatic functions.

3. Although wearing of the uniform on leave is authorized in some countries, personnel should be aware of the following information. Members traveling on leave do so in an unofficial capacity and the wearing of civilian clothes could preclude inadvertent provocation of anti-American or anti-military sentiment.

4. The abbreviations utilized are defined as follows:

a. U—Uniform.

b. C—Civilian Clothing.

c. U/C—If no further instructions are indicated in notes, either uniform or civilian clothing may be worn.

Areas Outside of CONUS, Alaska, and Hawaii	Clothing Worn		
	On Duty	In Transit	On Leave
Afghanistan	C	C	C
Algeria	C	C	C

John J Crapo to MNY June 27 2002 JJC/jjc

John J CRAPO to MNY
June 27 2002

MOS	Title	Branch of service
91B	Medical Specialist	MS
91C	Clinical Specialist	MS
91D	Operating Room Specialist	MS
91E	Dental Specialist	MS
91F	Psychiatric Specialist	MS
91G	Behavioral Sciences Specialist	MS
91H	Orthopedic Specialist	MS
91J	Physical Therapy Specialist	MS
91L	Occupational Therapy Specialist	MS
91N	Cardiac Specialist	MS
91P	X-Ray Specialist	MS
91Q	Pharmacy Specialist	MS
91R	Veterinary Specialist	MS
91S	Environmental Health Specialist	MS
91T	Animal Specialist	MS
91U	ENT Specialist	MS
91V	Respiratory Specialist	MS
91W	Nuclear Medicine Specialist	MS
91Y	Eye Specialist	MS
92B	Medical Laboratory Specialist	MS
92C	Petroleum Laboratory Specialist	QM
92D	Chemical Laboratory Specialist	CM
93E	Meteorological Observer	TC
93F	Field Artillery Meteorological Crewman	FA
93H	Air Traffic Control (ATC) Tower Operator	TC
93J	ATC Radar Controller	TC
94B	Food Service Specialist	QM
94F	Hospital Food Service Specialist	MS
95B	Military Police	MP
95C	Correctional Specialist	MP
95D	Assistant Special Agent	MP
96B	Intelligence Analyst	MI
96C	Interrogator	MI
96D	Image Interpreter	MI
96H	Aerial Sensor Specialist (OV-1D)	MI
96Z	Intelligence Senior Sergeant	MI
97B	Counterintelligence Agent	MI
97C	Area Intelligence Specialist	MI
98C	Electronic Warfare/Signal Intelligence Analyst	MI
98G	Electronic Warfare/Signal Intelligence Voice Interceptor	MI
98J	Electronic Warfare/Signal Intelligence Noncommunications Interceptor	MI
98Z	Electronic Warfare/Signal Intelligence Chief	MI
00B	Diver	EN
00D	Special Duty Assignment (DMOS)	Not a Primary MOS
00E	Recruiter	AG
00J	Club Manager	AG
00U	Equal Opportunity NCO	AG
00Z	Command Sergeant Major	BI
01G	Chemical Engineering Assistant	CM
01H	Biological Sciences Assistant	MS
02B	Cornet or Trumpet Player	AG
02C	Baritone or Euphonium Player	AG
02D	French Horn Player	AG
02E	Trombone Player	AG
02F	Tuba Player	AG
02G	Flute or Piccolo Player	AG
02H	Oboe Player	AG
02J	Clarinet Player	AG
02K	Bassoon Player	AG
02L	Saxophone Player	AG

JJC/jjc

John J CRAPO TO MNY
June 27 2002
JJC/jjc

(16) *Infantry*.

(*a*) *Officers*. Two gold color metal crossed muskets 3/4 inch in height.



Figure 26-96. Infantry, Officer.

(*b*) *Enlisted personnel*. Two crossed muskets on a 1 inch disk all of gold color metal.



Figure 26-97. Infantry, Enlisted.

(17) *Inspector General*.

(*a*) *Officers*. A sword and fasces 3/4 inch in height, crossed and wreathed in gold color metal with the inscription "DROIT ET AVANT" (Right and Forward) in blue enamel on upper part of wreath.



Figure 26-98. Inspector General, Officer.

(*b*) *Enlisted personnel*. A sword and fasces 11/16 inch in height, crossed and wreathed with the inscription "DROIT ET AVANT" (Right and Forward) on upper part of wreath, on a 1 inch disk, all of gold color metal.



Figure 26-99. Inspector General, Enlisted.

(18) *Judge Advocate General's Corps*.

(*a*) *Officers*. A gold color metal sword and [illegible] crossed and wreathed, 11/16 inch in height.



Figure 26-100. Judge Advocate General, Officer.

(*b*) *Enlisted personnel*. A sword and pen crossed and wreathed, 7/16 inch in height on a 1 inch disk, all of gold color metal.



Figure 26-101. Judge Advocate General, Enlisted.

(19) *Medical Corps*.

(*a*) *Officers*. A gold color medal caduceus, 1 inch in height.



Figure 26-102. Medical Corps, Officer.

(*b*) *Enlisted personnel*. A caduceus on a 1 inch disk, all of gold color metal.



Figure 26-103. Medical Corps, Enlisted.

(20) *Medical Services Corps—officers*. A silver color caduceus, 1 inch in height with a monogram consisting of the letters "MS" 3/8 inch in height in black enamel superimposed thereon.



Figure 26-104. Medical Service Corps, Officer.

(21) *Military Intelligence*.

(*a*) *Officers*. On a gold color metal dagger, point up, 1 1/4 inches overall in height, a gold color metal heraldic sun composed of four straight and four wavy alternating rays surmounted by a gold heraldic rose, the petals dark blue oriental enamel.



Figure 26-105. Military Intelligence, Officer.

John J Crapo to MNY
JJC/jjc

27 June
2002

To Whom it MAY Concern:

I call to your attention the appended exhibits # one (01) to five (05) of my Corporation ("Company")

Sincerely

Neighbor Tenant
Non LWYR

John CRAPO
PRO SE
Notary Public.

JJC ///JC 10:20 Am posted

C.C With exhibits
via Certified mail copies return receipt requested
to Ms ANN Kelly
this place
to INSURANCE COMPANY IN QUESTION

Exhibit one(01) of Five(05)

COPY

MR. John Jennings CRAPO ("John Crapo")
June 27 2002

MONY THE MONY GROUP

MONY Life Insurance Company
1740 Broadway
New York, NY 10019

7001 0320 0005 3035 8557

NEW YORK NY PM 21 200

UNITED STATES POSTAGE PITNEY BOWES
$ 03.94
02 1A
0004300646 JUN21 2002
MAILED FROM ZIP CODE 10019

June 27 2002 6-24

Mr. John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

CERTIFIED MAIL

02140400002 02

EXHIBIT TWO (02) OF FIVE
John Crapo
JUNE 27-2002

United States Postal Service

Sorry We Missed You! We Deliver for You

Today's Date: 6-24-02

Sender's Name: MONY

Item is at:
__ Post Office (See back)

Available for Pick-up After
Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

X Letter
__ Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: (Enter total number of items delivered by service type)
For Notice Left: (Check applicable item)

__ Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

☐ If checked, you or your agent must be present at time of delivery to sign for item

Article Number(s)
7001 0320 0005 3035 8557

Notice Left Section
Customer Name and Address
John J. Crapo

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs

Amount Due $

X 400151
Delivered By and Date

☐ **Final Notice:** Article will be returned to sender on

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt

— COPY —

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here):*

1 a. Check all that apply in section 3;
b. Sign in section 2 below;
c. Leave this notice where the carrier can see it.

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

2 Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You

3 ☐ Redeliver *(Enter day of week)*

(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)

☐ Refused ☐ Forward ☐ Return

Delivery Section

Signature: NON LWYR
X John Jennings Crapo

Printed Name: Non Practicing LCSW
JOHN JENNINGS CRAPO, PROF

Delivery Address: FIN DESK US POST OFC
Porter SQ 02140-9998

JJC/JJC

USPS

PS Form **3849**, November 1999 *(Reverse)*

5240 0036 0715 6034

Exhibit three (03) of Five (05)
John Crapo
June 27 2002 COPY


EXTREMELY URGENT
MUY URGENTE
Please Rush To Addressee
Favor de entregar urgentemente al destinatario
FOR PICKUP OR TRACKING CALL 1-800-222-1811
Para recolección o localización, llame al 1-800-222-1811
RECIPIENT
The sender has requested notification upon delivery.
Immediately upon receipt, please telephone:
Name:
Tel. No.:
DESTINATARIO
El remitente ha requerido notificación inmediata contra entrega.
Por favor llame a:
Nombre:
Teléfono:
June 24 2002
EXPRESS MAIL
UNITED STATES POSTAL SERVICE
POST OFFICE TO ADDRESSEE
DELIVERY (POSTAL USE ONLY)
Addressee Copy
TO FILE A CLAIM FOR DAMAGE OR LOSS OF CONTENTS YOU MUST PRESENT THE ARTICLE, CONTAINER, AND PACKAGING TO THE USPS FOR INSPECTION.
Daniel J. Callagher, Esq.
Senior Counsel — Mail Drop 7-22
Mr. John Jennings Crapo
PO Box 400151
FOR PICKUP OR TRACKING CALL 1-800-222-1811
www.usps.gov
Label 11-B July 1997
EP-13A SEPTEMBER 1999
© USPS 1999

Exhibit Four (04) of Five (05
John Crapo
June 27 2002

United States Postal Service

Sorry We Missed You! We'll Deliver for You

Today's Date: 6/22

Sender's Name

Item is at:
__ Post Office (See back)

Available for Pick-up After
Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item

__ Letter
X Large envelope, magazine, catalog, etc.
__ Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: (Enter total number of items delivered by service type)
For Notice Left: (Check applicable item)

X Express Mail (We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)
__ Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

Article Number(s)
EJ 339484830 US

Notice Left Section
Customer Name and Address
Crapo
x151

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs

Amount Due
$

☐ **Final Notice:** Article will be returned to sender on

Delivered By and Date

PS Form **3849**, November 1999 — **Delivery Notice/Reminder/Receipt**

Copy —

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here)*:

1. *a. Check all that apply in section 3; b. Sign in section 2 below; c. Leave this notice where the carrier can see it.*

2. Sign Here *to Authorize Redelivery or to Authorize an Agent to Sign for You*:

3. ☐ Redeliver *(Enter day of week)*:
(Allow at least two delivery days for redelivery, or call your post office to arrange delivery.)
☐ Leave item at my address
(Specify where to leave. Example: "porch", "side door". This option is not available if box is checked on the front requiring your signature at time of delivery.)
☐ Refused

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

Delivery Section

Signature X John Jennings Crapo

Printed Name: John Jennings Crapo

Delivery Address: [illegible] USPS 02140-[illegible]

USPS

PS Form **3849**, November 1999 *(Reverse)*

Exhibit Five(05) of Five(05
John Crapo June 27 2002


COPY

John Jennings CRAPO, Pro Se
PO Box 400151
CAMBRIDGE MA 02140-0002

Hon United States Securities and Exchange COMMISSION ("SEC")
Division of Corporation Finance
OFC OF DIV Director
450 5Th Strt NW
Washington DC 20549-0213

NOV. 22 2002

Re: my shareholder proposal to the Mony Group INC
pure one (01) of one (01) printed one (01) side y verso sido Blanco.

Dear Gentlemen and Ladies

I enclose copy my letter and exhibits to the Mony Group, INC via CMRRR which I call to your attention I've sent them many many letters.

I enclose copies of letters I've send to the Hon District Court at Cambridge MA AND DIVERSE other parties

Sincerely
John Jennings Crapo,
Pro Se

JJC/jjc

John Jennings Crapo, Pro Se
PO Box 400151
CAMBRIDGE MA 02140-0002

Via Certified mail art # 7002 2030 0002 2440 4914

NOV 22ND 2002

page one (01) of two (02) pp printed one side reverse sides BLANCO

Advest INC atty
please Mr Kevin Crovo
100 Federal Strt
Boston MA 02110-9573

Dear Mr Crovo

Enclosed copy my letter and exhibits to the Money GROUP INC via certified mail return receipt requested Attn please Mr/Ms L M Smith, Corp. Headquarters

9:05 PM. Now since 4 PM I've been working on the actual writing this. of course, I've worked on it before this lots & lots of time & I've more to do.

It's cold and my arthritis and fatigue and other inconveniences are causing

more

J-J Crapo to Advest INC
NOV 22ND 2002
P[illegible] of [illegible] PP
me considerably discomfort

I may be reached via letter at my PO Box regarding comments Questions you may have of me.

Sincerely

John Jemming Crapo
Pro se

JJC/jjc

JOHN JENNINGS CRAPO, Pro Se
PO Box 400151
CAMBRIDGE MA 02140-0002

VIA Certified MAIL NOV 22 2002
MAIL Piece # 7002
2030 0002 2440-
8011 THE
MONY GROUP INC
SECRETARY'S OFC
SECY L.M. SMITH
~~ESQUIRE~~ OR SUCC-
ESSOR AS ACTING
~~SECC~~ SECY
1740 BROADWAY
New York City NY 10019

Please add these letters-exhibits, tables of Contents, etc to the file of my Stockholder proposal AND copies of letters of transmittal copies to SEC and diverse other individuals and courts

Dear Ms/Mr Secretary

Enclosed are FIFTHteen (15) documents which I call to your attention - I've enumerated them on my table of Contents which I call to your attention.

I send copies of this letter AND exhibits to ones listed at end of this my letter to you.

ANY QUEStions, comments of me please direct them to me via letter to me at my PO Box address.

Sincerely

John Jennings Crapo
Pro Se

my table of Contents of my Exhibits
John Jennings Crapo, Pro Se to
THE MONY GROUP INC
22 NOV 22ND 2002

No.	ITEM
ONE(01) TO Three(03)	UNITED States Securities and Exchange Commission ("SEC") NOV 07 2002 letter, Front piece + Rear piece of Mail piece
FOUR(04)	UNITED States Court of Appeals For the First Circuit Oct 23 2002
FIVE(05) TO ELEVEN (11)	THE WASHINGTON MONTHLY NOV 2002 CRUISE CONTROL by DR TOM FARLEY MD cover, pp 36-41 -
Twelve(12) TO FIFTHTEEN (15)	ADVEST INC Forms AND FRONT PIECE OF mail pieces.

fifthteen pp IN ALL
of exhibits
PRINTED ONE(01) SIDE
Reverse SIDE
BLANCO

JJC/jjc

#ONE(01) OF fifth teen(15)

HO-382699, HO-382855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, DC 20549-0213

Office of Investor
Education and
Assistance

Direct Dial: (202) 942-7173
Facsimile: (202) 942-9634
E-mail: dalyjl@sec.gov

November 7, 2002

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Dear Mr. Crapo:

Thank you for sending to us courtesy copies of your letters to Procter & Gamble Co. and the Mony Group, Inc. regarding your shareholder proposals to the companies.

As we previously have noted in our responses to you, we welcome hearing from you because we keep a database of information about the complaints and inquiries we receive. This database allows us to track whether a troubling situation may be developing about a particular issue, company, broker, stock, or other securities product. The information you have provided will be reflected in our database.

We will not do anything more with your letters unless you contact us again. I hope you received the answers you were seeking.

Once again, thank you for sending to us copies of your letters and attendant documents.

Sincerely,

James Daly

James Daly
Investor Assistance Specialist

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JJC III


Daly@oiea UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAIL STOP
WASHINGTON, D.C. 20549 —0213
OFFICIAL BUSINESS
PENALTY FOR PRIVATE USE, $300
WASHINGTON DC NOV 07 '02
U.S. OFFICIAL MAIL US POSTAGE
PENALTY FOR PRIVATE USE $300
00.37
METER 576542
COPY
Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002
02140+0002 02

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OFFICE OF THE CLERK
UNITED STATES COURT OF APPEALS
FOR THE FIRST CIRCUIT

RICHARD CUSHING DONOVAN
CLERK

JOHN JOSEPH MOAKLEY
UNITED STATES COURTHOUSE
1 COURTHOUSE WAY, SUITE 2500
BOSTON, MA 02210
(617) 748-9057

October 23, 2002


COPY

John J. Crapo
P.O. Box 400151
Cambridge, MA 02140

Dear Mr. Crapo:

This letter will acknowledge receipt of your letter dated October 5, 2002. Because this appears to relate entirely to a state court matter, we are returning your letter and attachments to you as no action can be taken.

Very truly yours,

Julie Gregg
Appeals Attorney

Enclosures

JJC/JJC

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THE MYTH OF CYBERTERRORISM
The Washington Monthly
Our New Central Asian Empire
GEPHARDT
GORE
DASCHLE
JOHN CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-000
NOV 16 2002
Why Democrats Can't Think Straight About War
by Heather Hurlburt
Reviews by Gregg Easterbrook and Jane Mayer
7 25274 65748 3

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Cruise Control

Bathhouses are reigniting the AIDS crisis.
It's time to shut them down.

BY TOM FARLEY

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JUDGING FROM THE DESCRIPTIONS I'VE read and heard, the bathhouse I visited not long ago is fairly typical. Pay $8 to the clerk behind the Plexiglas window and he'll give you a towel and buzz you in. Inside are hallways of private rooms for sex, each about six by six feet, or just big enough for a thin mattress and a little maneuvering beside it. The rest of the bathhouse is mostly comprised of different areas for men to "cruise"—to check out the other bodies and decide which one to bring back to a room. These include a gym (complete with free weights, Nautilus equipment, and aerobic trainers), a sauna, Jacuzzi, and group showers. Elsewhere, gay porn videos play to help men get aroused. For those who like to watch, be watched, or have group sex, there are also orgy areas, including a fantasy "jail," a picnic table for men to lean over when receiving anal sex, and "slings" into which men can strap themselves to expose their anus for anyone who happens by.

Bathhouses are wholly designed to facilitate anonymous sex—sex as a purely physical act, without context, past, or future. But the most anonymous areas of all are the "maze" and the "glory hole" booths. The maze is completely black, a tangle of paths and dead ends defined by vertical sheets of darkly painted plywood where men grope until they find one or more receptive bodies. The booths are paired and separated by plywood through which fist-sized holes have been cut at hip level. Men manage to have not just oral but also anal sex through these holes, guaranteeing that each hasn't the slightest idea with whom he is copulating. With the act of sex stripped to its essential physical steps, it is easy—and quite common—for patrons to have sexual contact with several men in a single visit.

Even beyond their physical designs, baths influence their patrons' behavior by maintaining certain clear-cut rules. "Most bathhouse cruising is non-verbal," advises a bathhouse Web site, which also makes it clear that "most of the time you don't learn each other's names." "Conversations in the orgy rooms should be kept to a minimum," advises another site. Also, "It is considered embarrassing to make it with someone you already know," and "It is uncommon to use condoms during oral sex." One bathhouse Web site even has its own Miss Manners, a column called "Ask Towel Boy" in which a veteran gives practical answers to such questions as "Is it a social misdeed to walk around nude all the time?" and "How do I refuse someone's advances without offending them?"

Although they are small in number, bathhouses have an impressive reach. One survey found only about 80 bathhouses and sex clubs in the entire United States. But a recent study of gay men in major cities revealed that nearly one-third had visited such a place in the previous year. Furthermore, surveys of men who frequent baths confirm what their surroundings encourage: On average, bathhouse patrons have had sex with more than 30 different men in the previous six months. Baths can serve thousands of men per week, and major gay gatherings such as New Orleans' "Decadence" and Mardi Gras attract men from all over the country. Not surprisingly, this makes them critical hotspots for the spread of sexually transmitted diseases, including HIV.

Bathhouses like the one I visited became infamous for their role in spreading the AIDS virus in the 1980s. The disease raced through gay men in magnet cities like San Francisco, Los Angeles, and New York because it was so easily spread through the dense sexual networks centered in the baths. Many bathhouses were shut down at the time in an effort to contain the epidemic. But while the

TOM FARLEY *is a professor at the Tulane University School of Public Health and Tropical Medicine.*

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number of bathhouses is lower now than in the 1980s, most major U.S. cities still have at least one, and the behavior of customers has grown steadily riskier in recent years, to the point where there is now an explosion of syphilis among bathhouse clientele. When I was medical director for the HIV and STD program at the Louisiana Office of Public Health, part of my job was to keep an eye open for such outbreaks, since syphilis—which causes open sores on the genitalia and makes it easier to transmit disease—often presages an outbreak of HIV. If public health officials don't respond effectively, the current syphilis outbreak could cause HIV to again spread through communities like wildfire. Today, more than two decades after the start of the AIDS epidemic and 15 years after public health officials and bathhouse owners first clashed over the problem, it is once again time to take a hard look at the evidence and either radically change the way they do business or shut them down altogether.

If public health officials don't respond effectively, the current syphilis outbreak could cause HIV to again spread through communities like wildfire.

Sex in the City

The last time public health officials worried about syphilis outbreaks among gay men was in the late 1970s and early 1980s, when bathhouses were in their prime. Syphilis rates hit a decade-long peak during the unfolding tragedy of the then-mysterious AIDS epidemic in 1983. At the time, a French-Canadian flight attendant named Gaetan Dugas was a loyal bathhouse customer. According to Randy Shilts, the reporter who wrote the history of the early AIDS epidemic, *And the Band Played On*, Dugas was blond, handsome, and ravenous for partners. His job took him to cities throughout North America, where, by his own claim, he had sex with 250 men a year for at least three years. Later, when he became one of the first men diagnosed with the "gay cancer" of Kaposi's sarcoma, William Darrow, a disease control specialist for the Centers for Disease Control and Prevention, managed to link Dugas to 40 of the first 248 AIDS cases diagnosed in this country in 10 different cities. Although Dugas is infamous for his role in spreading HIV, AIDS researchers believe that if he hadn't, many others could have taken his place. This is because of the way gay men were having sex at the time. Bathhouses, which had been small, seedy, and advertised only by word of mouth in the 1950s and early 1960s, flourished to become a central part of urban gay life in the 1970s. Statistics are hard to come by, but one report claims that more than 50 percent of gay men in major cities visited the baths; 20 percent described their visits as "somewhat" or "very" frequent.

Between 1979 and 1984, with syphilis peaking and bathhouses serving thousands of men a week, HIV tore through the gay population in magnet cities like San Francisco and New York. Reconstructions of the epidemic estimate that close to half of gay men in these cities—and between 270,000 and 490,000 nationwide—became infected in just these few years. As gay men, public health officials, and finally the nation began to comprehend the true horror of the AIDS epidemic, a few began to call for the bathhouses to be shut down. San Francisco mayor Dianne Feinstein first raised the issue with health director Mervyn Silverman in 1982, but, under pressure from gay groups, Silverman initially balked. By late 1984, with the number of AIDS cases in San Francisco reaching about 750, reports by private detectives outlining the continuing high-risk sex in bathhouses, and a survey showing that 10 percent of gay men in San Francisco were still visiting the baths, Silverman ordered them shut down. The following year, the number of gay men newly infected with HIV declined dramatically. The public closure of San Francisco's baths is what many people remember of those days, but the story doesn't end there. The bathhouses sued the city, and a California Superior Court judge allowed them to reopen, provided they took the doors off the private rooms and booths, so men could be monitored, and hired staff to roam through the baths, kicking out any men engaged in "unsafe sexual practices."

The bathhouse closures in San Francisco put political pressure on other AIDS hotspots to do the same. By late 1985, New York allowed local officials to close establishments in which sex was taking place. New York City mayor Ed Koch declared the rules to be "inadequate" and unenforceable, but nonetheless pushed for a court order and closed several bathhouses. The Los Angeles Board of Supervisors passed regulations in 1986 requiring bathhouse owners to police their establishments and eject anyone engaging in high-risk sex. As stories of bathhouse behavior spread, similar rules were passed in other cities.

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As the public saw the government respond to the AIDS epidemic and shut down baths and as the HIV epidemic seemed to slow among gay men, however, this vigilance diminished. Battles continued out of the public eye, and many baths managed to stay open or have since reopened, with little oversight from health departments. In San Francisco, the baths were replaced by "sex clubs"—essentially bathhouses without enclosed rooms, in keeping with the judge's order. In New York, four bathhouses never closed. The city began regular inspections, but decided to limit its oversight to sex taking place in plain sight. "We've demonstrated our concern," State Health Commissioner David Axelrod told *The New York Times* in 1987, adding that he did not "believe it is the responsibility of the government to enter into someone's home. And we view the doors of the private rooms the same way." Likewise, in other cities, the private rooms remained and government officials gave up trying to close them. When government oversight relaxed, not only did the baths remain, but barely a year after the highly publicized closings, their popularity rose once again. By 1987, business had "gone up 20 to 25 percent," said the owner of a New York City bathhouse.

Violating the "Code"

Over the past 15 years, bathhouses have continued to operate mostly out of view of the general public, even though they are widely known to gay men. During the mid-1980s, as gay men watched their friends go from healthy to dead in weeks, the "condom code" took over, and even in the baths condom use became the expected norm. Since then, though, with HIV-fighting drug cocktails keeping HIV-infected men not just alive, but also looking and feeling healthy, the AIDS epidemic has lost the profound emotional impact it once had, and the number of sexually active infected men has skyrocketed. Throughout the 1990s gay men increasingly abandoned condoms. As "barebacking" has become more frequent in the baths, they have again become focal points for the spread of various sexually transmitted diseases. The most convincing (and alarming) evidence of this return of risky sexual behavior among gays is the resurgence of syphilis. After a national epidemic related to crack and prostitution in the late 1980s, rates of syphilis had dwindled low enough that in the late 1990s the CDC announced a plan to eradicate the disease altogether. But in 1999 and 2000, clusters of syphilis in gay men cropped up in several cities where the AIDS epidemic first took off. In New York, Los Angeles, and San Francisco, the number of cases of syphilis in homosexual men approximately doubled every year from 1998 through 2001, and it looks like they will double again this year.

In its primary and secondary stages, syphilis induces raw, oozing genital sores in which the syphilis spirochetes multiply, eager to hitch a ride on the next sex partner. These sores cause breaks in the protective layer of skin, which exposes a person's blood and immune cells to his partner's, thus throwing open the door to HIV. Experts believe that syphilis may increase the probability that HIV transmission will occur in a single sex act by a factor of anywhere from 10 to 50. While the number of new syphilis cases in gay men may seem small—in 2001 there were between 100 and 150 cases each in New York, Los Angeles, and San Francisco—the combined total in these cities alone is more than the 251 persons who had been reported to CDC as having AIDS in February 1982, by which time the CDC had convened a national task force to track the emergency. Perhaps most disturbing, about half of the men infected with syphilis are also infected with HIV—a pattern that not only shows how often HIV-positive men are having unprotected sex today, but also all but guarantees that syphilis will have a huge impact on how quickly HIV is spread.

The syphilis outbreaks seem to be centered in the baths. Cities that have compiled data on the issue found that infected men like one-time pick-up sex, a practice that ensures that their partner's name remains as foreign to them as their HIV status. In California, about 25 percent of men with syphilis had had sex in baths or clubs during the time in which they were likely infected; in Seattle the number was 46 percent. In several cities, the CDC is investigating the baths' role in the epidemic. And while the results are not yet public, local health officials whom I spoke with in Los Angeles and New York were emphatic that the baths and sex clubs were critically important to the epidemics.

To health professionals such as me, syphilis outbreaks in bathhouses are a nightmare. History shows that once syphilis gets rolling, it can quickly reach epidemic proportions. Going by the number of homosexual men acquiring syphilis last year and the fact that infections are doubling every year, by 2004 there could be 12,000 cases a year—enough to qualify as the next epidemic wave of syphilis in America. With it will also come the next wave of HIV: These new syphilis cases could increase the number of gay men newly infected by HIV by thousands per year. The potential of such leaps in the number of HIV infections two decades after we've learned how to prevent them ought to scare us into action.

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Risky Business

Bathhouses are not just a haven for risky sex; in many ways they promote it. It is clear that many gay men find anonymous sex appealing, and that as long as there is a place where no-strings-attached sex with strangers is sanctioned, supported, and encouraged, plenty of them will go. But once men arrive at baths for sex, the surroundings can strongly influence how they have it.

David McKirnan, a psychologist at the University of Illinois, points out that condom use during sex "is an externally imposed diet that may not require a very powerful external stimulus to break down." In other words, the fantasy environment and sexual smorgasbord of a bathhouse are more than enough of a stimulus for many men to forego condoms. McKirnan argues that "the physical features of many sexual situations may facilitate cognitive disengagement, e.g., bars or clubs that are extremely loud, poorly lit, or that present erotic visual stimulation, or sexual settings that stress anonymity." So the very features of a bathhouse that make it easy to have sex also make it easier to have dangerous sex.

The best way—and perhaps the only way—to prevent a big new epidemic of HIV in gay men is to close these bathhouses for good. Yet, suggest this obvious solution and you will hear a litany of reasons from both gay men and many public health officials about why it can't or shouldn't be done.

The most common refrain is that if we close bathhouses, patrons will simply go someplace else for pick-up sex, and since other venues are less likely to offer condoms and reminders about safe sex, the men are likely to take even more risks. I don't buy this argument for several reasons. First, while it's true that many places besides bathhouses and sex clubs offer anonymous sex ("back rooms" of many gay bars, adult bookstores, public bathrooms, or secluded spots in municipal parks, and even temporary bathhouse-like scenes in apartments organized over the Internet), the assumption that men deprived of formal bathhouses will necessarily go elsewhere for pick-up sex is suspect. It is what Shilts derided as the "sex maniac" defense of the baths: Any gay man who derives pleasure from the bathhouse orgy scene must be so crazed that he is not influenced by the world around him.

There is much evidence to suggest that this is not so. The stories written by bath patrons on Web sites indicate that some—perhaps many—men visit baths somewhat tentatively, experimenting in havens for anonymous sex. "My friends talked me into some funny stuff to remove my inhibitions on the first time visit," wrote one, who apparently got very high or very comfortable, because later "I must have sucked about 30 guys through the glory hole." Another explained, "I consider myself straight but curious ... [O]ne afternoon when my wife was at work and I had the day off ... I got an odd urge to check on the gay scene, thinking it was just a curiosity." He then described how he was the anal receptive partner for four men in the space of just a few minutes. If these men had been forced to find anonymous partners in public bathrooms or the bushes of a city park, they might have decided to stay home. Daniel Wohlfeiler, an HIV prevention researcher at the University of California at San Francisco, who is as familiar with the baths as any expert, told me he is convinced that if the baths were closed, "a bunch" of men would not go elsewhere. The demand for anonymous sex is "somewhat determined by the supply" of places where men can get it.

Second, the argument that bathhouse sex is safer than sex elsewhere is just plain wrong. While bathhouses don't sell alcohol, many men drink at bars or take drugs elsewhere before visiting them. Given the level of intoxication of bath patrons, any intentions to have safe sex are often lost in a fog of drugs. Everyone I spoke to agreed that men in baths virtually never use condoms during oral sex. Even during the far-riskier practice of anal sex, men frequently "bareback." Twenty-one percent of those surveyed at a Portland bathhouse who had had anal sex did so without a condom.

Third, even if men in the baths went elsewhere for sex, it's unlikely that they would have the same type of sex. Physical and social settings have a great deal of influence on what actually occurs. It is more complicated to have anal sex (with or without a condom) in a public restroom or behind a park bush, where sex is rushed for fear of getting caught, than it is in a bathhouse. Consequently, these men are more likely to have oral sex, which is less likely to spread HIV. In a broad survey of behavior in four large cities, 34 percent of bathhouse patrons had had unprotected anal sex, versus only 20 percent in other cruising spots. Perhaps even more important, it would be nearly impossible for men to have multiple partners in a single park encounter—but in bathhouses, it's routine. History also argues that closing baths does indeed lower risky behavior. After San Francisco closed its baths in 1984, the number of men who had multiple partners or engaged in risky sex plummeted by about 60 percent.

But perhaps most important is the epidemiological effect that baths have on spreading sexually transmitted diseases. Most people who acquire STDs do not spread them to others, either because they have only a single sex partner (who infected them) during the period in which they're infectious, or because they use condoms when straying from their partner. Conversely, the relatively

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few people who change partners very frequently—such as bathhouse visitors—can infect scores. Experts who develop mathematical models of STD epidemics call these people "core transmitters." They are, as one writer put it, the people who "keep the critical mass critical." If an infected core transmitter comes into contact with men who are unlikely to spread the disease—even a large number of them—he will infect many, but won't trigger an epidemic. If, on the other hand, a core transmitter has sex with just a few other core transmitters, something akin to a nuclear chain reaction takes place, causing the disease to explode in a population. One need look no further than the example of America's most famous core transmitter, bathhouse enthusiast Gaetan Dugas.

Thus the speed at which HIV travels through a population is determined in large part by who is having sex with whom. The best way to spark an epidemic is to create opportunities for core transmitters to have sex with each other. Bathhouses—magnets for core transmitters designed precisely for one-time sex with multiple partners—do just that.

When I suggested to colleagues at the STD meeting that the baths should be closed, many (though not all) agreed. But even those who agreed seemed to recoil at the idea of actually doing it.

Power to the People?

When I told several colleagues at a recent national STD meeting that I thought the resurgence of gay men having anonymous sex probably spelled the end of our hopes of eliminating syphilis and a comeback of the AIDS epidemic, all agreed. But rather than jump into discussions about how to respond, most seemed to fall into despair.

This stems partly from a pervasive feeling of powerlessness. Dr. Peter Kerndt, the director for the STD Program at the Los Angeles County Department of Health Services, told me, "If the gay community won't protect itself, we can't protect them." I've heard variations on this sentiment from many public health professionals, but it continues to puzzle me. Clearly, the gay community as a whole is supportive of safe sex, since the majority of men either don't frequent baths or use condoms when they do. It is unclear to me what the "gay community" can do about the minority of men who continue having high-risk sex. Without an organizing structure, designated leaders, or an enforcement arm, it is they who are powerless. Bathhouses are, after all, for-profit businesses that trade in anonymous sex and risk losing money if they stop providing an experience (unsafe sex) that appeals to even a minority of customers; they simply can't be trusted to police themselves.

Government, on the other hand, is supposed to have the power to prevent a few people or businesses from threatening the broader public health. The despair among government officials like my colleagues stems from a structure and culture developed during the AIDS epidemic that is based on inclusion and cooperation rather than enforcement. This government culture seems to have grown as a response to AIDS activism in the 1980s, which itself was a response to the lethargy government agencies initially displayed toward this plague of historic proportions. AIDS activism, which embraced such tactics as haranguing experts at scientific meetings, blockading FDA headquarters, and pressuring politicians to cough up public money for prevention and treatment, effectively prodded government agencies into taking steps to curb the epidemic that otherwise might never have happened. But in an era when politicians of all stripes argued that all government was bad, it also made agencies adopt a very defensive posture. To deflect criticism, public health agencies began accepting on faith that all of their own judgments were faulty, that all opponents had legitimate positions, and that all interested people (no matter how self-interested) should be appeased by including them in decision-making.

Public health agencies, operating HIV prevention programs based in large part on grants from the CDC, are required by congressional mandate to spend these funds under the direction of a committee "representing the community" and co-chaired by a community member. In most cases this means the majority of committee members are gay men, former drug users, and others who work with them, most of whom vigorously protect the right of high-risk people to do what they want to do. As beneficial as this system may be in building mutual trust, it prohibits health departments from taking virtually any action to prevent AIDS that contains even the barest whiff of enforcement. Inclusion can be a

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good thing in planning public policy—but it can also be taken too far, as when it gives people veto power that imperils public health. Imagine if the local health department couldn't shut down a restaurant serving salmonella without first securing the permission of restaurant owners.

Because of this structure and the culture surrounding it, little enforcement actually occurs in the baths around the country. In San Francisco, health officials inspect sex clubs about twice a month to make sure that safe-sex posters are displayed and condoms are available; they also write vaguely threatening letters to clubs named by patients with syphilis as permitting unprotected sex. New York takes almost the opposite approach; the city sends inspectors to gay bars and other sites to make sure customers are not having sex in open areas, and will shut them down if they are; but it ignores baths where sex takes place behind closed doors. To my knowledge, baths in other cities are unfettered by health inspectors.

This lackluster state of enforcement is the final remnant of the bathhouse battles of the 1980s: Elected officials delegated decision-making to the courts, which delegated it to health departments, which educated owners about safe sex and then delegated enforcement to them. Bathhouse owners, in turn, delegated responsibility to their patrons, who stopped using condoms and once again started spreading HIV and syphilis.

When I suggested to several colleagues at the STD meeting that the baths should be closed, many (though not all) agreed. But even those who agreed seemed to recoil at the idea of actually doing it. The reason is partly the past success of our cooperative approach to HIV prevention. But I can't help wondering if a part of the reason is also fear—fear of being shouted down at meetings by activists, or of being politically undercut or fired by elected officials, some of whom may receive campaign donations from bathhouse owners and gay advocacy groups. The risks don't stop there, though. Dr. Jeffrey Klausner, the director of STD Prevention and Control Services in San Francisco, was quoted in a *Washington Monthly* story last November ("When Rubbers Hit the Road," by Andrew Webb) as being in favor of closing sex clubs; he received repeated death threats, as did his family. During the bathhouse battles of 1984, Shilts writes, San Francisco health director Mervyn Silverman received so many death threats that he started wearing a bulletproof vest.

Ban the Baths

Most baths do take steps to encourage condom use. They have reminder posters on the walls, and bowls of condoms placed throughout the establishment. Some offer regular HIV testing. But prevention usually stops there. Many baths do not even have signs telling men that sex without condoms is forbidden, much less eject them if rules are violated. Because of the cooperative model for containing AIDS that arose in the 1980s and still reigns, public health agencies are at a tremendous disadvantage: Even those that recognize the danger of bathhouses can only try various modes of persuasion.

To prevent the spread of HIV, most agencies fund community-based AIDS service organizations that conduct "outreach to" (not "inspections of") bathhouses, an approach not of enforcement but supplication. As Wohlfeiler put it, public health officials are usually grateful when owners are "magnanimous" enough to let them in the door. This encouragement-without-enforcement approach seemed to work in the late 1980s, when gay men terrified of the epidemic adopted condoms pretty faithfully. But the syphilis outbreaks now make it clear that we need a new strategy. With the activists and the courts potentially protecting the status quo in bathhouses, it's worth considering what steps could be taken short of outright closure. One possibility is for cities nationwide to couple San Francisco's ban on sex in closed-door rooms with serious enforcement of condom use, so that public health inspectors can catch—and stop—risky behavior. There is evidence to suggest that a strict enforcement policy could work. Buzz Bense, the owner of a San Francisco sex club called Club Eros, requires customers to read and sign an agreement stipulating that they will follow the rules, which include using condoms. Club goers have sex in open, well-lit rooms, observed by staff members who circulate at regular intervals. Those caught having anal sex without condoms are kicked out; repeat offenders lose their membership. Bense says that customers accept these rules (he throws out fewer than five a month) and even appreciate them, since they no longer have to negotiate condom use. But to reliably prevent HIV spread, even strict enforcement by club owners would require an additional layer of government enforcement.

Until recently, the HIV epidemic seemed to be waning in all major groups: gay men, IV drug users, and high-risk heterosexuals. But the syphilis outbreaks not only tell us that our hopes of eliminating this disease with the next decade are gone, but also confirm predictions that we will see a second wave of HIV infection in gay men. If we want to keep this second wave at bay we must make dramatic changes in how we deal with the baths. Unless we are willing to hire plenty of full-time condom inspectors for the long haul—a strategy that history tells us may fail—we ought to finish the job we started in the 1980s and close the baths for good. ●

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Part 1: Taxpayer Identification Number (TIN)
Use Form W-9 if you are a U.S. person (including a resident alien), to give your correct TIN to the person requesting it. Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN). Generally, enter the name shown on your social security card on the "Name" line. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). If you are a sole proprietor, the IRS prefers that you use your SSN, although you may enter your employer identification number (EIN). You must enter your individual name as shown on your social security card on the "Name" line. You may enter your business, trade, or "doing business as" name on the "Business name" line. If you are a single-member Limited liability company (LLC) that is disregarded as an entity separate from its owner and are owned by an individual, enter your SSN (or "pre-LLC" EIN, if desired). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN. Enter the owner's name on the "Name" line. Enter the LLC's name on the "Business Name" line. For other entities, use your EIN and enter your business name on the "Name" line. If you do not have a number, apply for one immediately. Write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester.

Part 2: For U.S. Payees Exempt From Backup Withholding (See Instructions)

Requester's Name and Address:

Wexford Clearing Services Corp.
One Seaport Plaza, New York, NY 10292

Certification.—Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me),
(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions.—You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN.

SIGN HERE

Please Sign Here > Signature of U.S. Person ______ Date ______

Form ADV5093

Fourteen (14) of fifteen (15) JJC JJC

Advest | A member of The MONY Group.
Serving Investors Since 1898

Client Opening Cash Agreement

Branch	Account No.	FA	Doc. ID
WBG	035409	B1	70/EH

In consideration of your opening one or more accounts in the name(s) of the undersigned singly, jointly with others or otherwise, now or in the future, the undersigned agrees to the following:

1. I am of full age and represent that, unless I give you written notice to the contrary, I am not and will not be an employee of any exchange or a member firm of any exchange or the NASD, and that no one other than the undersigned who has such affiliation has or will have a direct or indirect interest in any accounts of the undersigned.

2. I agree to conduct my account in accordance with all applicable laws or regulations as well as the rules and practices of any market or clearing house through which my trades may be executed or processed.

3. You may require me to prepay for any order. I agree to pay for all transactions no later than settlement date. You shall have a general lien on all properties I may have on deposit with you either singly or jointly with another or otherwise and may, without notice to me or my successors, at your discretion, liquidate or transfer any such property in order to satisfy any indebtedness I may have to you or to relieve you of any risk of a deficit existing in any of my accounts. I shall be liable for any remaining deficiency in any of my accounts. You may conduct all transactions for me in accordance with the customs and usages of securities firms and of the various exchanges.

4. I will advise you if any of my sell orders are for securities which I do not own at the time of the order.

5. You may, at your discretion, decline to accept any orders or deliver out my account or require that I transfer my account from your firm. I understand that if I do not promptly transfer my account upon your demand, you reserve the right to liquidate positions in my account at your discretion.

6. Unless otherwise agreed in writing, I agree to pay commissions, charges, interest and fees at your prevailing rates which may be changed from time to time without notice to me, and to pay your reasonable attorneys' fees and interest at the highest lawful rate in the event you must take legal action to collect any amounts due from me to you.

7. Confirmation of transactions and statements for my accounts shall be binding upon me if I do not object in writing within ten days after mailing to me. I agree to promptly notify you by a writing addressed to the Branch Manager of the branch in which my account is maintained of any item I believe to be an error or omission in any confirmation or statement. I will so notify the Branch Manager even if an employee of the firm has promised to correct any such error. Communications mailed, wired, or telegraphed to me at the address specified by me shall, until you have received notice in writing from me of a different address, be deemed to have been personally delivered to me and I agree to waive all claims resulting from failure to receive such communications.

8. If any provision or condition of this agreement shall be held to be invalid or unenforceable by any court, regulatory or self-regulatory agency or body, such invalidity or unenforceability shall attach only to such provision or condition. Your failure to insist at any time upon strict compliance with this agreement or with any of its terms or any continued course of such conduct on your part shall not constitute or be considered a waiver by you of any of your rights.

9. This agreement shall inure to the benefit of your successors and assigns, shall be binding on me, my representatives, attorneys-in-fact, executors, *administrators and assigns, and beneficial owners and shall be governed by the laws of the State of New York. In the event of my death, any order* which I had given you shall be binding on my estate representative until you receive actual notice thereof.

10. Your client accounts are protected by SIPC and Wexford's excess SIPC coverage. FDIC rules require that clients be informed that you are not a bank and that securities offered through you are not backed or guaranteed by any bank or insured by the FDIC unless otherwise expressly indicated.

11. **• Arbitration is final and binding on the parties.**
 • The parties are waiving their right to seek remedies in court, including the right to jury trial.
 • Pre-arbitration discovery is generally more limited than and different from court proceedings.
 • The arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of rulings by the arbitrators is strictly limited.
 • The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

The undersigned agrees, and by carrying an account for the undersigned you agree, all controversies which may arise between us concerning any transaction or the construction, performance or breach of this or any other agreement between us, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration.

This contract shall be governed by the laws of the State of New York, and shall inure to the benefit of your successors and assigns, and shall be *binding on the undersigned, my heirs, executors, representatives, attorneys-in-fact, administrators and assigns. Any controversy arising out of or* relating to my account, to transactions with or for me or to this Agreement or the breach thereof, and whether executed or to be executed within or outside of the United States, shall be settled by arbitration before either the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. or any other self-regulatory organization of which you or your clearing firm is a member, as I may elect and under the then existing arbitration procedures of the forum I have elected. If I do not make such election by registered mail addressed to you at your main office within five (5) days after demand by you that *I make such election, then you may make such election. Notice preliminary to, in conjunction with, or incident to* such arbitration proceeding, may be sent to me by mail and personal service is hereby waived. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof, without notice to me. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the *class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an* agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein.

I agree that Wexford Clearing Services Corp. and its agents are third party beneficiaries of this agreement and that the terms and conditions hereof including the arbitration provision, shall be applicable to all matters between or among myself and either my broker, Wexford Clearing Services Corp. or its agents.

By signing this agreement, the client acknowledges that he/she has received a copy of this agreement.

This agreement contains a pre-dispute arbitration clause at page 1 at paragraph 11.

SIGN HERE

John Jennings Cappo

Client Signature (Please Sign and Print) Date

COPY

Client Signature (If Joint Account) (Please Sign and Print) Date

ADV5322

From ____________

NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES

BUSINESS REPLY MAIL
FIRST CLASS MAIL PERMIT NO. 20 HARTFORD, CT
POSTAGE WILL BE PAID BY ADDRESSEE

ADVEST INC
100 FEDERAL ST
BOSTON MA 02110-9573

COPY

Katie Wilkinson

Fifthteen th (15) of fifthteen (15)
jjc
jjc

JOHN J. CRAPO, pro se
PO Box 400151
CAMBRIDGE MA 02140-0002

via certified mail # 7002 2030 0002 2410 7601 return receipt requested

NOV 22 2002

p. one (01) of two (02) printed one side reverse side blank

Hon District Court Department MA Trial Court Cambridge DIV Hon.
attn: Mr Robert C. Moscow
Hon. Edward J. Sullivan Court House
40 Thorndike Street Cambridge MA 02141

Dear Mr Clerk-Magistrate.

Please find enclosed copy my letter and exhibits via Certified Mail return receipt requested to the Mony GROUP INC AND divers other persons which I call to your attention!

I WRITE IN Midst of exceedingly INconvenient, troubling, threatening circumstances

more

P. 1 of 1 (02) OF 1 of (02) 1

John J. Crapo to Hon District Ct
NOV 22 2002

please file this with other records I've been sending YOU.

Sincerely

John J. Crapo, pro se

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The MONY Group Inc.
Incoming letter dated November 21, 2002

The proposal recommends that MONY's proxy statement contain information described in the proposal regarding MONY's charitable donations program.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that MONY may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that the entire supporting statement may be excluded under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if MONY omits the entire supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jennifer Bowes
Attorney-Advisor